Form 20-F
period 2002-12-31
INTERNATIONAL HI TECH INDUSTRIES INC
filed 2003-05-23
CIK 921887

(Font: 11pt)(Right Justified)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 0-24364
INTERNATIONAL HI-TECH INDUSTRIES INC.
(Exact name of Registrant specified in its charter) INTERNATIONAL HI-TECH INDUSTRIES INC.
(Translation of Registrant's name into English) CANADA
(Jurisdiction of incorporation or organization) 1096 West 10th Avenue Vancouver, British Columbia, Canada, V6H 1H8
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of Each Class Common Shares without par value	Name of each exchange on which registered Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act
Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of the Corporation's classes of capital or common stock as of December 31, 2002:

102,531,371 Common Shares Without Par Value

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17

Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

TABLE OF CONTENTS

Page

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS *

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE *

ITEM 3. KEY INFORMATION *

ITEM 4. INFORMATION ON THE COMPANY *

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS *

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES *

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS *

ITEM 8. FINANCIAL INFORMATION *

ITEM 9. THE OFFER AND LISTING *

ITEM 10. ADDITIONAL INFORMATION *

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK *

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES *

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES *

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS *

ITEM 15. [reserved] *

ITEM 16. [reserved] *

ITEM 17. FINANCIAL STATEMENTS *

ITEM 18. FINANCIAL STATEMENTS *

ITEM 19. EXHIBITS *

Special Note Regarding Forward-Looking Statements page break before

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such an "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," and "would" or similar words. Forward-looking statements are not guarantees of future performance and involve substantial risks and uncertainties. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our shareholders. However, there may be events in the future that we are not able to predict accurately or control. Therefore, these statements should not be regarded as a representation by us that any of our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this Annual Report.

The factors listed below in the section captioned "Risk Factors," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this Annual Report could have a material adverse effect on our business, results of operations and financial position. The risk factors should not be considered to be complete; we undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events after the date hereof, or to reflect the occurrence of unanticipated events.

Exchange Rate Information

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On May 8, 2003, the inverse of the noon buying rate was Cdn$1.00 equalled US$0.7168.

Period	Average(1)	High	Low	Period End
Year Ended
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6459	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
December 31, 1998	0.6722	0.7105	0.6341	0.6504
Month Ended
April 30, 2003	0.6858	0.6975	0.6737	0.6975
March 31, 2003	0.6775	0.6822	0.6709	0.6805
February 28, 2003	0.6614	0.6720	0.6530	0.6720
January 31, 2003	0.6488	0.6570	0.6349	0.6542
December 31, 2002	0.6414	0.6461	0.6329	0.6329
November 30, 2002	0.6364	0.6440	0.6288	0.6387

(1) The average of the exchange rates on the last day of each month during the applicable period.

__________________________________

Unless otherwise indicated, all references to "IHI", "we", "us", and "our" refer to International Hi-Tech Industries Inc. and its subsidiaries. The Corporation refers only to International Hi-Tech Industries Inc.

PART 1

  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

  Not applicable (this is an Annual Report only).

  OFFER STATISTICS AND EXPECTED TIMETABLE

  Not applicable (this is an Annual Report only).

  KEY INFORMATION

Selected Financial Data

The financial data found on page 2 and 3 for the years ended December 31, 2002 to 1998 and elsewhere in this Annual Report are taken from our financial statements. These statements have been prepared according to Canadian GAAP and have been examined by Morgan & Company, independent chartered accountants.

You should read the attached Consolidated Financial Statements and refer to the section captioned "Operating and Financial Review and Prospects".

Income Statement Data page break before

	Year Ended December 31
	2002	2001	2000	1999	1998
CANADIAN GAAP
REVENUE
Non-refundable fees and deposits	$ 3,808,446	$ 3,906,057	$ -	$ 1,187,820	$ 3,245,132
Interest and other income	347,516	425,633	270,435	123,344	74,082
	4,155,962	4,331,690	270,435	1,311,164	3,319,214
EXPENSES
General administration	2,566,383	2,654,812	3,386,949	2,559,269	3,742,396
Interest	673,399	628,700	428,941	451,072	231,774
Depreciation and amortization	1,592,210	878,382	248,323	202,112	231,121
	4,831,962	4,161,894	4,064,213	3,212,453	4,205,291
INCOME (LOSS) BEFORE THE FOLLOWING:	(676,030)	169,796	(3,793,778)	(1,901,289)	(886,077)
Gain (Loss) on sale of treasury shares by subsidiary company	-	(37,368)	-	-	-
Legal Settlement	-	-	(200,000)	-	-
Minority interest in (income) loss of subsidiary	(1,431,570)	(1,157,760)	50,390	(59,392)	(567,627)
NET INCOME (LOSS) FOR THE PERIOD	$ (2,107,600)	$ (1,025,332)	$ (3,943,388)	$ (1,960,681)	$ (1,453,704)
NET INCOME (LOSS) PER SHARE	$(0.03)	$(0.01)	$(0.07)	$(0.04)	$(0.03)
	Year Ended December 31
	2002	2001	2000	1999	1998
U.S. GAAP
REVENUE
Non-refundable fees and deposits	$ 3,808,446	$ 3,906,057	$ -	$ 1,187,820	$ 3,245,132
Interest and other income	347,516	425,633	207,435	123,344	74,082
	4,155,962	4,331,690	207,435	1,311,764	3,319,214
EXPENSES
General administration	2,566,383	2,654,812	3,386,949	2,559,269	3,742,396
Interest	673,399	628,700	428,941	451,072	231,774
Depreciation and amortization	1,592,210	878,382	248,323	202,112	231,121
Technology Development Costs	34,410	82,787	566,249	624,285	276,933
	4,866,402	4,244,681	4,630,462	3,836,738	4,482,224
INCOME (LOSS) BEFORE THE FOLLOWING:	(710,440)	87,009	(4,360,027)	(2,525,574)	(1,163,010)
Gain (Loss) on sale of treasury shares by subsidiary company	-	(37,368)	-	-	-
Legal Settlement	-	-	(200,000)
Minority interest in (income) loss of subsidiary	(1,431,570)	(1,157,760)	50,390	(59,392)	(567,627)
LOSS	$ (2,142,010)	$ (1,108,119)	$ (4,509,637)	$ (2,584,966)	$ (1,730,637)
LOSS PER SHARE	$(0.03)	$(0.02)	$(0.12)	$(0.08)	$(0.06)

Balance Sheet Data
	Year Ended December 31
	2002	2001	2000	1999	1998
CANADIAN GAAP
Working Capital (Deficiency)	$ 8,630,884	$ 98,824	$ (741,631)	$ (781,650)	$ (324,751)
Technology Development Costs	4,638,737	4,604,327	4,521,540	3,955,291	3,331,006
Total assets	44,363,885	34,422,634	28,637,811	22,617,436	19,900,151
Short Term Debt	4,339,512	4,199,469	4,984,135	2,785,450	3,298,145
Long Term Debt	1,445,660	2,716,307	1,100,859	1,760,765	216,197
Net Assets	34,852,349	24,289,871	21,528,458	16,996,472	15,370,452
Shareholder's Equity	34,852,349	24,289,871	21,528,458	16,996,472	15,370,452

U.S. GAAP
Working Capital (Deficiency)	$ 8,630,884	$ 98,824	$ (741,631)	$ (781,650)	$ (325,751)
Total Assets	39,725,148	29,818,307	24,116,271	18,662,145	16,569,145
Short Term Debt	4,339,512	4,199,469	4,984,135	2,785,450	3,298,145
Long Term Debt	1,445,660	2,716,307	1,100,859	1,760,765	216,197
Shareholder's Equity	30,213,612	19,685,544	17,006,918	16,482,777	12,039,446
SHARE DATA
Number of Common Shares	102,531,371	65,009,121	61,770,591	56,796,247	52,791,133
Number of Series 2 Preferred Shares	-	3,925,000	4,650,000	-	-
Number of Series 3 Preferred Shares	2,261,114	2,261,114	-	-	-
Dividends Declared per Series 2 Preferred Share	- -	0.12	0.12	-	-
Dividends Declared per Series 3 Preferred Share	0.12	0.12	- -	-	-

Notes:

(1) Under U.S. GAAP, technology development costs would have been charged to expense as incurred, not capitalized on the balance sheet.

(2) Under U.S. GAAP the escrowed shares (see the caption, "Information on the Company - Business Overview - Narrative Description of Business - Securities Held in Escrow") are not included in the calculation of loss per share.

Capitalization and Indebtedness

Not applicable (this is an Annual Report only).

Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only).

Risk Factors

The following is an overview of some of the risks related to our business. If any of these risks actually occur, our business objectives may not be met or could be seriously impacted. You should carefully consider the risks described below when reviewing the information contained in this Annual Report. There may also be other unexpected events that could similarly impact our future operations.

We May Not Be Able To Start Full Capacity Commercial Production.

We have spent most of our efforts over the past 10 years to date in activities intended to establish our business, including:

  marketing our new building system (the "Technology") which is described under the caption, "Information on the Company - Business Overview";
  making patent applications for the Technology; and
  looking for potential joint venture partners.

We have earned limited revenues from license sales and our full capacity operations have not begun. As this is a new business, we may experience typical problems, experiences, difficulties, complications and delays. We must develop and implement systems, standards and procedures for every aspect of our operations. We may not be able to complete all of these items as soon as we would like. We will continue to incur expenses before we start full capacity operations, and these expenses may be partially covered by some additional operating revenues. In January, 2001, we received our first limited production order for our advanced panel system.

In April and July 2002, we received further orders for proto-type houses incorporating the Technology. We do not expect to earn any material income from these orders. We have also undertaken a number of proto-type manufacturing projects and tests to demonstrate the attractiveness of the Technology.

We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by FANUC Robotics Canada Ltd. ("FANUC") for our Facility. We claim that the equipment supplied by FANUC is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2003. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC. See "Risk Factors - Legal Proceedings Currently Pending" for a description of the lawsuit that we have commenced against FANUC, General Electric Capital Canada Inc. and others.

We Have Had Losses In Each Of Our Years Of Operation.

We have had net losses in each of our years of operation. For the year ended December 31, 2002, we had a net loss of $2,107,600. We may never become profitable. In addition, while we have generated revenue, this revenue has been almost entirely derived from licensing of the Technology. We may not be able to generate significant revenue through product sales based on the Technology. On December 31, 2002, our accumulated deficit was $21,039,265. See "Operating and Financial Review and Prospects - Operating Results".

Situations May Arise Where Our Interests Could Conflict With Those Of Management.

Some of our directors and officers have business interests in companies that have entered into agreements with us. Mr. Rached is our President. Members of Mr. Rached's family control RAR Consultants Ltd. ("RAR Consultants"), the licensor of the Technology. If we broke the Canadian License Agreement or if our subsidiary, IHI International Holdings Ltd. ("IHI International"), broke the International License Agreement, the licenses would be returned to RAR Consultants. The Canadian Licence Agreement and the International Agreement are described under the caption "Information on the Company - General Development of the Business". Our subsidiary, Canadian Hi-Tech Manfacturing Ltd. ("Canadian Hi-Tech") has entered into a Consulting Fee Agreement dated October 25, 1992 with RAR Consultants and Garmeco Canada (a company controlled by relatives of Mr. Rached) regarding designs produced by Garmeco Canada and used by us. The Consulting Agreement is described under the caption "Information on the Company - General Development of the Business - Consulting Fee Agreement". Mr. Rached is the President and a Director of IHI Construction Ltd. ("Construction"), our wholly owned subsidiary, contractually responsible for the construction of our manufacturing facility. Our company and our subsidiaries have made lease payments for our head office to RAR Investments Ltd. ("RAR Investments"), a company controlled by Mr. Rached. Lease payments are now made to a relative of Mr. Rached. We have agreed to pay an aggregate management fee of $6,000 a month to RAR Investments and RAR Consultants.

Any conflicts are normally resolved according to the Canada Business Corporations Act ("CBCA") that requires disclosures of conflicts at meetings of the directors where we would be acquiring assets or dealing in assets in which directors have an interest. These directors are then prevented from voting on any resolution passed by the Board where they have a conflict. However, the CBCA lets directors with a potential conflict vote on any resolution relating to:

  his or her remuneration as a director;
  indemnities or insurance for directors; and
  a contract with an affiliate.

Our directors and officers are legally required to act fairly and in our best interest and are not permitted to ignore their duty to us for their own benefit.

We Will Need Additional Financing.

Based on our estimate of costs in connection with planned development and demonstration projects, we will require at least $7 million over the next two to three years to pay for our development and commercialization activities. This will include:

  the manufacture of additional demonstration show homes and other projects;
  the further development and enhancement of our manufacturing capability; and
  for our working capital requirements.

Our estimated cash requirements over this period will be funded from our existing financial resources and potentially through:

  private placement investments with our shareholders;
  conventional bank financing; and
  proceeds from deposits on memoranda of understanding ("MOUs").

If we experience significant cost overruns on any of these activities and cannot raise additional funds, we may need to cut back or delay some of our activities.

Our Business Will Suffer If We Lose Key Skilled Personnel.

We will be dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we will rely on the services of Mr. Rached. Mr. Rached has extended his personal credit to support our business. If Mr. Rached is unable to pay his creditors, there is a risk that his assets, including his holdings in our shares, could be subject to creditor enforcement proceedings. On October 1, 2001, Mr. Roger Rached, RAR Investments and Canadian Hi-Tech filed notices of intention to make a proposal pursuant to the provisions of the Bankruptcy and Insolvency Act. See the risk factor "Legal Proceedings Currently Pending" below for a description of a judgment against Mr. Rached, that is currently under appeal and the status of Mr. Rached's proposal to creditors. In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees. We may not be able to successfully attract and hire skilled and experienced personnel. We lack employment agreements with any of our executive officers or employees and do not carry key person insurance on any of their lives.

We May Not Be Able To Succeed In A Competitive Marketplace.

Our products will compete in areas where there is intense competition, especially from prefabricated products targeted for sale in the low-income housing market. Other companies, some of which will have substantially greater resources than us, are currently developing and selling products that are competitive with our products, especially low-income residential housing units. Alternative residential accommodation for low-income families, such as mobile homes, must be considered to be significant competition. See "Information on the Company - Business Overview - Narrative Description of the Business - Competition".

Our Officers And Directors May Be In A Position To Influence The Election Of Our Board Of Directors.

Mr. Rached through Mira Mar Overseas Ltd. owns Common Shares or 18%. Therefore, Mr. Rached may be in a position to influence the election of our Board of Directors. Also, we do not currently have an Independent Compensation Committee. There is no independent oversight or supervision over management compensation. These functions are performed by the Board of Directors.

We May Never Achieve Commercial Production.

Currently we do not have any finished housing products commercially available for sale and the other products we have produced for sale have been limited. We may never:

  develop any finished housing products commercially for sale;
  meet all applicable regulatory standards in all territories where we would like to sell products;
  be able to produce at commercial costs; or
  be successful in marketing or achieving acceptable profit margins.

The public may be reluctant or slow to accept our unconventional building system. The Technology introduces a new concept and as such has not been thoroughly tested in practical terms. The degree of pre-manufacturing and engineering is extensive and any error or omission could prove costly.

Our Strategic Alliances May Not Achieve Their Goals.

We expect to partially rely on strategic alliances for development contracts, assistance in product design and development, volume purchase orders and manufacturing and marketing expertise. Even if we are successful in forming these alliances, they may not achieve their goals. Under a number of interim agreements with our strategic partners, such partners have an obligation to pay us several millions of dollars in order to maintain their licence rights to the Technology. Some of those payments are substantially overdue, and we have taken action to cancel the related interim agreements. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - MOUs Terminated/Cancelled".

We May Not Be Able To Comply With Extensive And Stringent Government Regulation In Canada, The United States, And Elsewhere.

We may not be able to comply with, or continue to comply with, current or future governmental regulations in every jurisdiction where we conduct our business operations. Compliance may be very expensive or may cause us to interrupt our operations or restrict our future activities. If IHI International conducts business in the United States, we may not be able to comply with regulations relating to the Occupational Safety and Health Act and environmental protection. If we are unable to comply with such requirements, we could be subject to penalties, including restrictions on our business operations, monetary liability and criminal sanctions, any of which could hurt our business.

Our Proposed Joint Venture Activities In Foreign Countries May Experience Problems We Would Not Normally Find In The United States Or Canada.

Joint venture operations in Germany, Luxembourg, the Philippines, Egypt, Costa Rica, Nicaragua, Panama, the United Arab Emirates, the Sultanate of Oman, the State of Qatar and the State of Bahrain and other foreign countries may face risks common to foreign operations in the construction industry. These risks include:

  political and economic uncertainties;
  contract cancellation or unilateral modification of contract rights;
  operating restrictions;
  currency repatriation restrictions;
  expropriation;
  export restrictions;
  increased taxes; and
  other foreign governmental intervention risks.

We May Not Be Able To Protect Our Intellectual Property In All Markets.

Our ability to compete effectively will depend, in part, on the ability of RAR Consultants, the licensor of the Technology, to maintain patents for the Technology. Some of the licensor's patent applications have received favourable examination reports, and in some cases, patents have been issued (including three United States patents). Patents may not be issued in every country. See "Operating and Financial Review and Prospects - Research Expenditures". The licensor may not be able to protect or maintain its patents. The patents may not be enforceable or provide meaningful protection from our competitors. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Even if a competitor's products were to infringe patents held under license by us, enforcing patent rights in an infringement action would be costly.

Although we believe that the Technology and our manufacturing process do not infringe upon the property rights of any third parties, this may not be the case. If our products or building system are found to infringe the rights of third parties, we may not be able to get a license from the intellectual property owner at a reasonable cost or at all. We have an exclusive license to use the Technology in Canada and our subsidiary, IHI International, has the exclusive license to use the Technology in all countries of the world other than Canada. Both the Canadian and International License Agreements are for 99 year terms; however, the licensor may not continue or renew the licenses. The licensor may also develop a new system to replace the Technology and choose not to license this new technology to us.

The Success Of Our Business Relies Heavily On Services To Be Provided By RAR Consultants.

The commercialization of the Technology will depend, in part, upon services to be provided by RAR Consultants. These services are not subject to the Canadian or International License Agreement. On March 5, 1997, Garmeco Canada and RAR Consultants confirmed that the services they have committed to provide include providing the analytical design software owned by RAR Consultants. RAR Consultants may not continue or renew the Consulting Fee Agreement on the current terms.

We May Not Carry Enough Insurance.

Although we carry commercial general liability and product liability insurance of up to $5 million, this level of coverage may not be adequate to protect us against all general and commercial claims. Any general, commercial or product liability claim which is not covered by our general or product liability insurance or is over the policy liability limits could impact our financial condition. We may not be able to maintain our current general liability or product liability insurance on reasonable terms.

Legal Proceedings Currently Pending.

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding.

The Corporation is aware of two actions currently pending before the British Columbia Courts in which the plaintiffs' claim relate to conversion of shares in Canadian Hi-Tech into shares of the Corporation and alternative claims for damages. The Corporation has not been named in either action. The Corporation understands that the value of those claims is approximately $1.7 million.

Judgment was rendered in the Genesee Enterprises Ltd. v. Abou-Rached et al, S.C.B.C., Vancouver Registry, Action No. A963616 (the "Genesee Action") in January, 2001. The Genesee Action is an action for conversion of Canadian Hi-Tech shares into shares of the Corporation or, alternatively, for damages against the defendants Roger Rached and RAR Investments. Canadian Hi-Tech, a subsidiary of the Corporation, was named a defendant in the action. The Corporation was not named as a defendant. The claims against Canadian Hi-Tech were dismissed. Roger Rached and RAR Investments were ordered to pay Genesee damages in the amount of $982,746.94 plus interest pursuant to the Court Order Interest Act (British Columbia). Genesee has appealed the judgment and this appeal includes an appeal of the dismissal of the claims against Canadian Hi-Tech. Roger Rached and RAR Investments have also appealed the judgment of Madam Justice Levine. The hearing of the appeal has not been set.

On August 8, 2001, Madame Justice Levine pronounced supplemental reasons for judgement on the issue of costs. At that time, the judge made several orders relating to costs, including an award of special costs in favour of the plaintiff and the defendants by counterclaim as against Canadian Hi-Tech, Mr. Roger Rached, and RAR Investments. The amount of the special costs has not been determined, though the Corporation understands that the amount of such special costs could range between $500,000 and $1,000,000.

On October 1, 2001, Mr. Roger Rached, RAR Investments and Canadian Hi-Tech filed notices of intention to make a proposal ("NOI") pursuant to the provisions of the Bankruptcy and Insolvency Act. Roger Rached, RAR Investments and Canadian Hi-Tech made proposals to their respective creditors.

The proposal of Canadian Hi-Tech was not approved by its creditors as a result of a vote of 49.45% in value in favour of accepting the proposal and Canadian Hi-Tech is now bankrupt. For a proposal to be accepted by unsecured creditors, a majority in number and two thirds in value of unsecured creditors of each class must vote in favour of the proposal. Appeals are pending with respect to the measurement of the votes cast for the approval of the proposal.

On January 7, 2002, Mr. Roger Rached and RAR Investments filed proposals, and, on January 28, 2002, these proposals were accepted by their creditors by the wide margins of 86% in favour of accepting the proposal of RAR Investments and 88% in favour of accepting the proposal of Mr. Roger Rached. The proposals of Mr. Roger Rached and RAR Investments were approved by the British Columbia Supreme Court and an appeal is pending.

The Corporation is aware of settlement discussions involving the parties to the Genesee Action.

  INFORMATION ON THE COMPANY

History and Development of the Corporation

Incorporation

International Hi-Tech Industries Inc. was incorporated under the name "Wild Horse Industries Inc." on February 16, 1987 in the Province of British Columbia. On December 22, 1992, we changed our name to International Hi-Tech Industries Inc. and consolidated the share capital on the basis of seven old Common Shares for one new Common Share. Effective January 27, 1994, we subdivided our capital structure on the basis of one old Common Share for two new Common Shares. We operate as a corporation under the Canada Business Corporations Act.

Our principal business is the development and commercialization of a new building system (the "Technology") in Canada and internationally.

Our head office is located at 1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8 (telephone: (604) 733-5400) and our registered and records offices are located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

General Development of the Business

Acquisition of Canadian Rights to the Technology

Roger A. Rached (the President of International Hi-Tech Industries Inc.) developed the Technology and the related product designs over a period of 10 years during his employment with Garmeco International Consulting Engineers Ltd. ("Garmeco"). Garmeco designs engineered buildings for the international market. Garmeco also has offices in Canada. All rights to the Technology have been transferred by Garmeco and Garmeco International Consultants of Canada Ltd. (now renamed as "Garmeco Canada - Int'l Consulting Engineers Ltd.") ("Garmeco Canada") to RAR Consultants (a company controlled by Mr. Rached's family).

In May 1993, we purchased from Mr. Rached 65% of the equity of Canadian Hi-Tech. The principal asset of Canadian Hi-Tech was a license from RAR Consultants (the "Canadian License") to design, market, distribute and erect products in Canada based upon the Technology.

We have paid for substantially all costs associated with the development of the Technology. The Canadian rights to the Technology were assigned to International Hi-Tech Industries Inc. from Canadian Hi-Tech, our 65% owned subsidiary on June 17, 1996.

The Canadian License Agreement ends on March 16, 2092. If we become bankrupt or insolvent or break any term of the license we do not correct, the Canadian License Agreement can be ended earlier. If we break the agreement, the licensor (RAR Consultants) may end the Canadian License Agreement and we will have to pay to RAR Consultants the greater of $1 million and the amount of damages established by arbitration.

The Canadian Licence Agreement require us:

  to pay all of RAR Consultants' costs to apply for, prosecute, register and maintain patents relating to the Technology for Canada;
  to use our best efforts to promote, market and sell products which use the Technology;
  to obtain public and product liability insurance in connection with the sale of products using the Technology; and
  to indemnify RAR Consultants against any claims arising out of our use of the Technology.

As a condition of acquiring the Canadian License Agreement, we entered into a royalty agreement under which we will pay the original assignor of the license (Canadian Hi-Tech) 1% of the net profits from using the Technology in Canada. As payment for the license, we discharged Canadian Hi-Tech's debt to us and gave a demand promissory note to Canadian Hi-Tech for $370,000 with interest payable at 7% per annum (now paid), for a total payment of approximately $1 million.

Acquisition of Worldwide (non-Canadian) Rights to the Technology

On October 3, 1994, we reached an agreement (the "International License Agreement") with RAR Consultants giving IHI International, a Bermuda company and our subsidiary, the right to use the Technology in all countries in the world other than Canada. RAR Consultants is controlled by Mr. Rached's family. Under this agreement,

  IHI International has a license (the "International License") to use the Technology in all countries other than Canada for a 99 year term; and
  IHI International has paid RAR Consultants $200,000 and has agreed to pay RAR Consultants a royalty equal to 1% of the net profits from the Technology.

The International License Agreement is the same as the Canadian License Agreement in all other respects, and was signed on June 17, 1996.

We have also committed:

  To offer our shareholders shares in IHI International after 2004 (consistent with securities laws);
  To try to make IHI International a reporting company in fiscal 2004;
  To make IHI International responsible for all ongoing costs associated with any show home events outside of Canada; and
  to have IHI International pay us $150,000 for all expenses that have already been incurred by us in marketing the Technology in Europe.

Our interest in IHI International was reduced to 50.7% after completion of a private placement transaction described in the next paragraph.

IHI International has completed a private placement involving the issuance of 21 million Common shares to R.I. Investments Ltd., IHI Holdings Ltd., Garmeco Canada - International Consulting Engineers Ltd. and Garmeco International Consulting Engineers S.A.L. on June 27, 2001. Proceeds from the private placement were used for working capital purposes - primarily for patent costs and the paying down of debt.

RAR Consultants, R.I. Investments, Garmeco Canada International Consulting Engineers Ltd., Garmeco International Consulting Engineers S.A.L., our company and IHI International have agreed to enter into a shareholders' agreement governing the affairs of IHI International. The Shareholders' Agreement is expected to include:

  a requirement for pro-rata cash contributions to the ongoing business of IHI International;
  a right of first refusal with respect to any proposed disposition of IHI International Common Shares by shareholders other than the Corporation;
  a clause that a majority of the IHI International directors must approve certain transactions before they may be undertaken such as:
    capital expenditures of more than $50,000;
    the issuance of securities of IHI International;
    the entry into of any contract that is negotiated on a non-arm's length basis; or
    the completion of any transaction out of the ordinary course of the business of IHI International.

At least one of IHI International's directors must be nominated by us, and at least one director must be nominated by RAR Consultants.

Consulting Fee Agreement

We have entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants and Garmeco Canada have agreed to assist us by providing detailed engineering designs for the projects that we undertake. We have agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design.

Business Overview

General

The development and commercialization of the Technology is our principal business focus. Commercialization of the building process based on the Technology will require market acceptance of its unconventional nature. We have manufactured and assembled demonstration show homes in Luxembourg and in Vancouver and our permanent manufacturing facility in Delta, British Columbia (the "Facility"). These projects have allowed potential customers to evaluate the Technology. We have yet to deliver housing products for commercial purposes and generate revenue from the commercial sale of our housing products. In January, 2001, we received our first limited production order for our advanced panel system. In April and July 2002, we received further orders for proto-type houses incorporating the Technology. We do not expect to earn any material income from these orders. We have also undertaken a number of proto-type manufacturing projects and tests to demonstrate the attractiveness of the Technology. We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by FANUC for our Facility. We claim that the equipment supplied by FANUC is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2003. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC. See "Risk Factors - Legal Proceedings Currently Pending" for a description of the lawsuit that we have commenced against FANUC, General Electric Capital Canada Inc. and others.

Narrative Description of Business

Technology Under License to International Hi-Tech Industries Inc. and to IHI International

The Technology is a building construction process that uses completely manufactured prefabricated panels, including floor panels, wall panels and roof panels. The prefabricated panels are made of special reinforced concrete, rigid foam and cold formed metals, with built-in rectangular hollow metal tubing acting as panel framing. The floor and wall panels are complete with interior and exterior finishes, windows, plumbing and electrical services. Foundations using the Technology are completely prefabricated with fully integrated structural, electrical and plumbing connections. Spaces such as kitchens can be pre-assembled and can be transported in a container formed by the panels.

The basic design of a wall panel uses structural steel tubing as framework, tensioned by steel cables. Rigid foam forms the centre section of the panel that is sandwiched between concrete on the inside and stucco/concrete on the outside. Sources of raw materials for the panels are readily available locally.

Not only the steel tube sections, wire mesh, cables and steel brackets required for a wall panel, but also the density and thickness of the wall panel, will vary according to the building location and application. A computer program that has been developed by RAR Consultants determines each panel design, based on the variables provided. As the Technology does not use moulds, panels can be manufactured in virtually any size and configuration.

Based on the results from the manufacture and assembly of demonstration show homes in Luxembourg and in Vancouver, British Columbia we believe that a typical 3,000 square foot house can be assembled on a prepared site in 100 man-hours using a small crane and a crew of four or five workers.

We expect the Technology to provide a cost advantage over conventional on-site and pre-manufactured/pre-fabricated building technologies. For a 1,000 square foot single story home, erected in Canada, the advantage can be nearly as high as approximately 30% based on the erected cost comparisons provided by Nu-Westech Engineering Limited ("Nu-Westech") of Vancouver, British Columbia in its report dated April 29, 1993. Examples are as follows:

Building Type	Conventional Wood Frame per ft2*	IHI per ft2*	% Saved
1,000 Square foot, single story, residential	$62.60	$31.36	49.90
Two Story Custom Duplex (1,655 ft/unit)	$65.23	$39.08	40.09
Three Story Triplex (1,100 ft/unit)	$47.53	$34.31	27.81
	Pre-Engineered Steel per ft2	IHI per ft2*	% Saved
Industrial Plant 48,000 sq ft - nonspecialized	$33.75	$22.45	33.48

Notes:

* All cost comparisons are based on equivalent finishings, interiors, and mechanical and electrical fittings. Figures do not include contractor's profit and overhead. Conventional figures also do not include premium for R2000 construction and certification. On average in conventional construction in North America, the contractor's profit and overhead ranges between 10% to 20% compared to our projected average of $10 for profit and overhead per square foot for construction. Our figures are theoretical as we have yet to begin commercial production.

Compared to conventional wood-frame structures, we believe that the Technology will provide:

  increased safety levels (with non-combustible materials);
  improved energy efficiency;
  better sound insulation; and
  superior resistance to insect and bacterial infiltration.

Conventional Building Designs and Major Features of the Technology

Conventional prefabricated buildings panels, in general, act as building components that can be fastened to a pre-fabricated frame structure. Many man-hours are usually required to pre-erect the frame structure and prepare it for attachment of prefabricated panels. If dimensional tolerances in the pre-erected frame and/or the prefabricated panels are not adhered to, the differences can accumulate over large spans and could result in the panels not properly fitting on the pre-erected frame. Based on:

  the development of a prototype of a portion of a building using panels derived from the Technology;
  the assembly of full-sized "show homes" in Luxembourg and in Vancouver, British Columbia using the same type of panels; and
  the completion of the structure for the permanent manufacturing facility using the same type of panels;

we believe that the Technology's prefabrication and assembly processes should address these short-comings associated with conventional prefabricated building panels.

A consideration in most conventional building designs is the susceptibility of the building to seismic forces such as those created by earthquake activity. The solid unitary foundation usually used in most conventional building designs is unable to act with sufficient resiliency and elasticity to absorb seismic forces without cracking or breaking. In addition, the wall portions of the frame of a conventionally built structure are typically formed of wood that is nailed together. Seismic forces may easily be sufficient to rip apart nailed walls resulting in localized failure of the frame, which in turn can lead to a collapse of a wall and potential collapse of the building. Therefore what is desirable is a sufficiently resilient elastic building foundation and frame structure, able to withstand and distribute seismic forces.

Conventional prefabricated panels also suffer from the disadvantage of being generally unable to withstand hurricane force winds. Based on the information that was filed by RAR Consultants with the United States Patent and Trademark Office, and independent test results (see "Satisfaction and Influence of Government Regulations" below), we believe that the panels derived from the Technology will be able to absorb, withstand, or distribute adverse loads or forces typically produced due to earthquakes, strong winds, hurricanes, or fires. A feature of the Technology lies in biasing (or pulling inward) of at least one of the frame components to allow the panels to absorb, withstand or distribute such loads or forces. The Technology allows for a relatively resilient elastic structure which can withstand and distribute various natural forces, thereby preventing cracking or breaking of the structure. Conventional structures, on the other hand, are rigid and not sufficiently resilient or elastic to withstand the forces that a building may be subjected to without cracking or breaking.

With the Technology, forces imposed on panel components used in a structure are transferred to the foundation which acts to absorb and distribute such forces. The foundation components incorporating the Technology are the subject of United States Patent No.5,584,151. The panels are the subject of United States Patent No. 5,862,639 and the method of securing architectural finish elements is the subject of United States Patent No. 5,785,904.

Markets

As an alternative to conventional construction methods, the potential uses for the Technology cover a wide spectrum of applications, including residential (single and multiple family high-rise and low-rise), commercial and industrial construction. We intend to initially target the markets for single and multi-family residential units. Our initial focus will be to build factories in other parts of the world for our joint ventures (see "IHI International").

To familiarize consumers with the advantages of the Technology, it is our intent to manufacture and assemble "show homes" that will have a selling price starting from $50 per square foot. Such homes will include high quality finishings and sophisticated architectural designs, such as suspended balconies, vaulted ceilings and curved walls. We believe that the penetration of the residential market will be achieved principally because the finish of erected panels using the Technology will not be materially distinguishable from exterior finishes of conventionally built homes, and the cost for a 1,000 square foot single story home manufactured in Canada using the Technology is expected to be approximately 30% less than the cost of a conventionally built home. The finished housing product will have superior strength as demonstrated by physical tests conducted by Intertek Testing Services NA. LTD., ("Intertek") p/k/a Inchcape Testing Services NA. LTD. See "Satisfaction and Influence of Government Regulations" below.

Development of Technology and Manufacturing Capacity

In March, 1994, Canadian Hi-Tech developed a prototype of a portion of a building using panels made from the Technology, and demonstrated the assembly of the prototype to investors and contractors. A structural dry run, where full size panels were used to construct a portion of a building, was demonstrated to investors, contractors and government representatives in July and August, 1994. The building panels were of typical design complexity (i.e., with respect to wiring, plumbing, insulation, etc.) and were produced by Canadian Hi-Tech at its pilot manufacturing facility located in Surrey, British Columbia, Canada.

In September of 1994, the assembly process for a 2,200 square foot house was demonstrated to investors and potential strategic partners. These events were in preparation for the show home demonstration event that was held in Luxembourg in October, 1994. During 1994, Canadian Hi-Tech increased the size of its pilot manufacturing facility from 6,000 square feet to 15,600 square feet at a cost of approximately $300,000, and acquired equipment at a cost of approximately $300,000. They then manufactured 150 full-size panels each ranging in size from approximately 20 square feet to 200 square feet. This development of a larger pilot manufacturing capability has allowed Canadian Hi-Tech to manufacture the panels for both the Luxembourg show home and for the Vancouver show home.

The two-storey 3,000 square foot Vancouver show home was built for the 1999 B.C. Home and Garden Show. The show took place in B.C. Place Stadium in February, 1999. At the show, we received a recognition certificate from Lafarge Canada Inc. (a major Canadian producer of cement), a special recognition award from Southex Exhibitions Inc. and a recognition award from The Greater Vancouver Home Builders' Association in appreciation for our outstanding contribution to the show. The show home has been reassembled and expanded and is now on display in Vancouver.

The structure for our Facility was completed on April 21, 1998. Its size is approximately 77,000 square feet (including offices and storage areas). We produced all of the 1,300 panels for the Facility which is located in the Tilbury Industrial area in Delta, British Columbia. The Tilbury Industrial area is a modern industrial park with year-round ocean shipping, and four major rail lines. A rail spur tie-in is located within 30 meters of our Hopcott Road Property. A fully computerized state of the art concrete batching plant has been installed and is operational. We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by FANUC for our Facility. We claim that the equipment supplied by FANUC is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for a semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2003. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC. See "Risk Factors - Legal Proceedings Currently Pending". The manufacturing facility is expected to be able to produce 5,000 square feet of finished housing per shift, using one production line. During the first year of operation, the manufacturing facility is expected to produce a mixture of building types, such as single and multi-family housing (both hi-rise and low-rise), commercial and industrial buildings.

As at December 31, 2002, a total of approximately $26.7 million has been spent on our Facility.

We own the property (approximately 15 acres) on which the Facility is located, free of any liens, charges or encumbrances. The address of the Facility is 7393 Hopcott Road, Delta, British Columbia.

Satisfaction and Influence of Government Regulations

The development of the Technology and the time by which our products will be commercially produced may be influenced by government policies and regulations. We are in the continuous process of commissioning tests for local and international certification standards. In Canada, commercialization of our products will depend upon obtaining Canadian building standards and building code approvals as well as similar approvals from jurisdictions in which we intend to market our products.

Intertek has undertaken structural testing of our products in order to verify the structural design capacity and help us obtain building code approvals in British Columbia. The tests simulated industry test standards in British Columbia and included testing loading capacities of full size, prototype wall, floor and roof panels. For the wall panels, the testing procedures simulated loads that the panels would face under gravity, wind and seismic loading. For the roof panels, the testing procedures simulated gravity loads from snow and for the floor panels the testing simulated operating machinery loads on a factory floor. Preliminary fire tests conducted by Intertek indicated that the wall panels could meet British Columbia building code requirements for a two hour fire resistance rating. Intertek have told us that British Columbia building code standards are generally equivalent to those in other areas of North America. IHI International's potential joint venture partners have also told us that British Columbia building code standards are the same as or better than the standards in many of the markets where our joint ventures will operate, such as the Philippines, Luxembourg, Dubai, Egypt and Costa Rica.

Nu-Westech used the structural test data and analytical calculations to determine the suitability of the panels for use in our Facility and to get the final building permit for the Facility. The test panels withstood test loads that exceeded those required by the British Columbia building code. In four cases, the test panel withstood the maximum load test with only minor cracking in the concrete surface of the test panel. In one case, the test panel failed when a load factor that was six times greater than that required by the British Columbia building code was applied to the test panel. All requirements under the British Columbia building code were satisfied and failure of the panels occurred only at testing levels above the required testing levels. Our manufacturing facility's final building permit was issued on February 4, 1997.

Intertek will also help us in meeting the standards of the Manufactured Home Act (British Columbia). The construction, purchase, sale, movement and use of manufactured housing in British Columbia is covered by the Manufactured Home Act. Regulations under the Manufactured Home Act set up comprehensive construction standards for manufactured homes and cover all aspects of manufactured home construction. Manufactured housing must meet the construction standards of the Canadian Standards Association. A representative of the Canadian Standards Association will carry out compliance inspections during the manufacturing process at our manufacturing facility. Our manufactured homes will also be subject to local zoning and housing regulations.

Underwriters' Laboratories of Canada is conducting all required fire testing on our panels so that we may use the panels in building construction in North America, Europe and Japan.

Competition

There are a number of companies involved in the manufacture and assembly of prefabricated buildings. We believe that almost all of them have greater financial and personnel resources than we do and that they could be a significant competitive threat to us. We believe that the building construction process under license to us offers a number of advantages over our potential competitors including improved structural design and finishing;
  reduced dependency on skilled labour at the building site; and
  cost advantages.

In the construction of residential units, we believe that the nearest comparable product to ours that is presently used by most of our potential competitors is a prefabricated lumber panel using expanded polystyrene. The framework uses two-by-four or two-by-six construction that is screwed or nailed together. Exterior sheeting is attached to the panel once expanded polystyrene has been added to the framework. Prefabricated lumber panels require that interior and exterior finishes be applied on-site by subcontractors and that roof, floor and ceiling structures be erected by conventional methods. We believe that this process will not be as time and cost-effective as our process.

In the area of light industrial construction, we believe that the nearest comparable product to ours is precast tilt-up panels, using a significant amount of concrete. If tilt-up panels are used, the roof structure of a particular building is generally constructed in a conventional manner with tar and gravel being used as a sealing agent, again a process which we believe will not be as time and cost-effective as the construction process to which the Technology relates.

IHI International

On October 3, 1994, we signed an agreement with RAR Consultants giving IHI International, a Bermuda company and our subsidiary, the right to use the Technology in all countries in the world other than Canada.

Joint ventures and strategic alliances will be critical to our success. In addition to reducing the financial requirements of expansion, market risk is significantly reduced when we work with partners who already know their territory. In this way, we do not have to enter unknown geographical regions and learn how to penetrate the market. Specific terms of the joint ventures vary from region to region, but in all cases, our company or its subsidiary retains a 51% equity in the venture. This assures quality control and ensures that all aspects of business development meet our objectives.

Several potential joint venture partners have signed memorandum or understanding or MOUs and several more are in negotiation. Current MOUs are summarized here.

Joint Venture to be Established in Saudi Arabia

IHI International entered into three MOUs dated August 2, August 3 and August 4, 2002, with a Saudi Arabian company (the "Saudi Joint Venture Company") to promote, develop and market the Technology and to establish and operate three factories in the Kingdom of Saudi Arabia as follows:

  the first licence, factory and joint venture will cover the region of Western province (Jeddah Metropolitan area) covering one-third of the Kingdom of Saudi Arabia;
  the second licence, factory and joint venture will cover the region of Riyadh covering one-third of the Kingdom of Saudi Arabia; and
  the third licence, factory and joint venture will cover the region of Dammam covering the rest of Saudi Arabia;

(collectively "the Territories").

The Saudi Joint Venture Company will be responsible to contribute U.S.$12,000,000 to each joint venture (which amount is intended to fund factory construction and business operations) with U.S.$1,000,000 payable to IHI International upon the formation of the respective joint venture (was required to occur on or before October 30, 2002 for the first factory, October 30, 2004 for the second factory and October 30, 2006 for the third factory), U.S.$3,300,000 payable two months after the formation of the respective joint venture, a further U.S.$2,200,000 payable upon shipment of the panels (based on the Technology) necessary to construct the joint venture's factory, a further U.S.$2,600,000 upon shipment of the equipment for the factory and the balance U.S.$2,900,000 on substantial completion of the factory. All the above must be paid by an irrevocable letter of credit to IHI International required to be established on or before October 30, 2002 (now in default by the Saudi Joint Venture Company)for the first factory, October 30, 2004 for the second factory and October 30, 2006 for the third factory.

IHI International will contribute the following to each joint venture:

  a license to allow the joint venture in each territory to use the Technology held under license by IHI International in the manufacturing, selling and constructing of modular residential housing units; and
  all technical expertise required to plan, build and operate the proposed factories and manufacture panels at production levels contained in a business plan to be prepared and completed by the Saudi Joint Venture Company and approved by IHI International.

For each joint venture, the following conditions must be met:

  satisfactory completion of a business plan by the Saudi Joint Venture Company which is to contain a fair and reasonable description of all matters that are, or could be, material to the business of the joint venture. IHI International will require some form of independent support for the financial and other assumptions to be included in the business plan.;
  satisfactory completion of a due diligence review by IHI International to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the joint venture;
  the Saudi Joint Venture Company must make a U.S.$2,000,000 payment to IHI International on account of a license fee for the three licenses, which has now been paid. This license fee is in addition to the U.S.$12,000,000 contribution to each of the three joint ventures. The Saudi Joint Venture Company has paid IHI International U.S.$1,000,000 on account of the licence fee for the first factory and U.S.$1,000,000 on account of the license fee for the second and third factories;
  the Corporation obtaining all necessary regulatory approvals; and
  the creation, approval by respective companies and execution of formal documentation establishing the joint venture.

Each joint venture will establish its own distribution network.

Other MOUs

The following table summarizes other MOUs.
Territory	Date of MOU	Number of Factories Contemplated	Joint Venture Partner	Total Amount of License Fee	Amount of License Fee Paid	Amount of License Fee Remaining to be Paid	Due Date of Remaining Amount of License Fee	Further Contribution to be Made by Joint Venture Partner on and after Formal Establishment of Joint Venture
Philippines	March 15, 1995	2	Pohangco, Inc.	U.S.$1,000,000	U.S.$500,000	U.S.$500,000	Upon completion of our manufacturing Facility	U.S.$9,000,000
Luxembourg and Surrounding Region(1)	November 27, 1995 Amended on October 5, 1997 and April 13, 2001	1	Veda Consult S.A.	U.S.$1,200,000	U.S.$275,000	U.S.$925,000	December 4, 1997(2)	U.S.$9,000,000
Costa Rica	Aug. 27, 1997	1	Edificaciones del Futuro S.A.	U.S.1,000,000	U.S.$100,000	U.S.$900,000	Upon establishment of the Joint Venture	U.S.$900,000
Ontario	July 10, 1998	1	Hi-Tech Canada Development Corp.	Cdn.$1,500,000	Cdn.$1,500,000	-	-	U.S.$10,000,000
Australia(3)	Jan. 16, 1999	3	The Cascade Group Pty. Ltd.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	June 30, 2003	U.S.$10,000,000
Prairie Region, Canada	February 28, 1999	1	Hi-Tech Canada Development Corp.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	December 31, 2003	U.S.$10,000,000
State of Alaska(11)	September 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$50,000	U.S.$950,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
State of Washington(11)	September 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
State of Oregon(11)	September 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Western and Southern Regions of California(4)(11)	September 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Mexico(11)	September 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Chile, Colombia, Ecuador, El Salvador, Guatemala and Peru(11)	September 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$150,000	U.S.$850,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
States of New York, New Jersey and Pennsylvania(11)	November 3, 2001 Amended on May 17, 2002 and August 31, 2002	2	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Washington, DC and the States of Virginia, Maryland and Delaware(11)	November 3, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Beijing Region(5)(11)	November 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Shanghai Region(5)(11)	November 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Tokyo and Northern Japan(11)	December 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Osaka and Southern Japan(11)	December 9, 2001 Amended on May 17, 2002	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of Dec 31/06 and the establishment of the Joint Venture	U.S.$11,000,000
Arizona, New Mexico and Nevada(10)(11)	August 2, 2002 Amended on May 9, 2003	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	U.S.$11,000,000
New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut(10)(11)	August 2, 2002 Amended on May 9, 2003	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	U.S.$11,000,000
South East U.S. Region(6)(10)(11)	August 31, 2002 Amended on May 9, 2003	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	U.S.$11,000,000
South Central U.S. Region(7)(10)(11)	August 31, 2002 Amended on May 9, 2003	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	U.S.$11,000,000
States of Michigan and Illinois(10)(11)	October 26, 2002 Amended on May 9, 2003	1	Earthquake Resistance Structures Inc.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	U.S.$11,000,000
The Greater Hashemite Kingdom of Jordan(8)(10)(11)	January 13, 2003 Amended on May 9, 2003	1	Garmeco International Consulting Engineers S.A.L.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	U.S.$11,000,000
The Republic of France(9)(10)(11)	January 14, 2003 Amended on May 9, 2003	1	Garmeco International Consulting Engineers S.A.L.	U.S.$1,000,000	U.S.$100,000	U.S.$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	U.S.$11,000,000
The United Kingdom(10)(11)	January 15, 2003 Amended on May 9, 2003	1	Garmeco International Consulting Engineers S.A.L.	U.S.$1,000,000	-	U.S.$1,000,000	$100,000 due on June 30, 2003 and the remaining $900,000 is due on the earlier of December 31, 2008 and the establishment of the Joint Venture	U.S.$11,000,000

Notes:
  On April 13, 2001 the Territory was expanded to include additional areas in Germany - the balance of Baden-Wurttemberg (Stuttgart and Tubingen), Bayern, Bremen, Hamburg, Hessen, Niedersachsen, Nordrhein-Westfalen, Schleswig-Holstein - as well as the rest of Belgium, and the Netherlands. Veda Consult S.A. made a down payment of US$125,000 on a total fee of US$1,250,000 for the expansion of the license area.
  On October 5, 1997 the terms of the MOU were amended to allow the balance of the license fee (U.S. $925,000) to be paid in two installments: 50% on June 30, 1998 and 50% on September 30, 1998. Under the original terms of this MOU, the balance of the license fee was due on December 4, 1997. IHI International has accepted two demand notes from Veda Consult, dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000). The demand notes bear interest at a rate of 6.5% per annum.
  Australia will be subdivided into three separate territories to be covered by the three separate licenses referred to in the Interim Agreement. Three factories are contemplated. The definition of the territories are to be established jointly by IHI International and The Cascade Group Pty. Ltd. ("The Cascade Group") within 10 months of the signing of the Interim Agreement. The Cascade Group will have an exclusive distribution entitlement to the New Zealand market until such time as IHI International decides to establish a factory in New Zealand. When IHI International decides to establish a factory in New Zealand, The Cascade Group will have first right of refusal for a factory in New Zealand.
  Earthquake Resistance Structures Inc., which is controlled by a member of Mr. Rached's family, will have a first right of refusal for Northeast regions, i.e. balance of California (Sacremento area).
  Earthquake Resistance Structures Inc will have a first right of refusal for other licences covering the rest of the People's Republic of China.
  The Territory covers the States of Florida, Georgia, Alabama, Mississippi, North Carolina and South Carolina.
  The Territory covers the States of Texas, Oklahoma, Arkansas and Louisianna.
  The Territory includes the exclusive distribution rights for Lebanon, Syria, Iraq, Palestinian Territories and Israel.
  The Territory excludes Alsace, Lorraine and Champagne-Ardenne.
  Subject to regulatory acceptance.
  These MOUs provide that there must not be any change in our senior management. The MOUs further provide that if there is such a change in management our joint venture partner has the right to cancel the MOU and we will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. We have delivered a general security agreement to our joint venture partner to secure our obligations.

MOUs Terminated/Cancelled or Renegotiated

On August 9, 2002, we announced that we together with IHI International, exercised our respective rights to cancel, suspend or extend certain MOUs and related licenses to use the Technology. The affected MOU's involve potential joint venture partners who have failed to satisfy their financial and other commitments to us and IHI International. The MOUs affected by the actions taken by us and IHI International are as follows:

The MOUs made with Hi-Tech America Development Corp. (HAD), HAD 2000 Corp. and HAD Three Corp. (the "HAD Group") in 1998, 1999 and 2000 were in default and were, therefore, cancelled. All initial irrevocable down payments made under those agreements have been forfeited to IHI International. The HAD Group has indicated that it disagrees with IHI International's entitlement to cancel their MOUs.

The MOUs made with International Trade Circle SARL ("ITC") announced in 1997 and 2001 were in default and were, therefore, cancelled. All initial irrevocable down payments made under those agreements have been forfeited to IHI International. ITC has indicated that it disagrees with IHI International's entitlement to cancel their MOUs.

The Cascade Group Pty. Ltd. ("CGP")has completed negotiations with IHI International to allow for an extension of the date by which CGP must fulfill its obligations under the interim agreement related to the territory that comprises Australia. All license payments must now be paid by June 30, 2003.

The potential license involving Hi-Tech Development France ("HDF") has been cancelled by IHI International. All initial irrevocable down payments made under those agreements have been forfeited to IHI International.

Further to an MOU dated August 1, 2002 between us and Hi-Tech Canada Development Inc. ("HCD"), HCD has agreed to forfeit its rights to the potential licenses to the territories comprised by Honduras and Atlantic Canada. Those potential licenses, were contemplated by MOUs with us announced in 1999. HCD has now agreed to concentrate its efforts on establishing joint ventures related to the territories that comprise Ontario and the Canadian Prairies. We have agreed to apply the irrevocable deposits (totaling approx. US$200,000 ) against the final balance of the Ontario license. HCD did earlier pay approximately US$800,000 towards the Ontario license. IHI has agreed to grant an extension to HCD (until December 31, 2003) to fulfill its obligations, as per the MOUs, to our full satisfaction. We also agreed to grant HCD a first right of refusal to establish a factory in Atlantic Canada, based on the last interim agreement between HCD and IHI for Atlantic Canada.

Recent Developments

Equity Financings

On May 30, 2002, we announced a private placement of 5,000,000 units at a price of $0.30 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.40 per share. The majority of the private placement involved parties related to us. The proceeds raised from the private placement were used to pay subscription costs, agent's fees, if applicable, and to fund the purchase of automated welding equipment at the Facility and for working capital. The private placement closed on August 20, 2002.

On July 26, 2002, we announced a private placement of 5,000,000 units at a price of $0.30 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. Approximately 25% of the private placement involved members of the President's family. The proceeds raised from the private placement were used to equip the Facility and for general working capital. The private placement closed on October 28, 2002.

On July 29, 2002, we announced a private placement of 1,500,000 units at a price of $0.30 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. A majority of the private placement involved members of the President's family. The proceeds raised from the private placement were used to equip the Facility for production and for general working capital. The private placement closed on October 28, 2002.

On July 31, 2002, we announced a private placement of 5,000,000 units at a price of $0.50 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.50 per share. The proceeds raised from the private placement were used to fund the purchase of automated welding and cutting equipment at the Facility. The private placement closed on October 28, 2002.

On August 6, 2002, we announced a private placement of 2,000,000 units at a price of $0.40 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.50 per share. A portion of the private placement involved members of the President's family. The proceeds raised from the private placement were used to equip the Facility for production and general working capital. The private placement closed on October 28, 2002.

On August 7, 2002, we announced a private placement of 10,000,000 units at a price of $0.68 per unit. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.68 per share. The proceeds raised from the private placement were used to fund the enhancement of production capabilities for the Corporations' products as per our business plan. The private placement closed on October 28, 2002.

Joint Ventures

On January 16, 2003, we announced that IHI International concluded three licenses for the Arabian Gulf Regions. These licenses cover The United Arab Emirates, Qatar and Kuwait. IHI International received an irrevocable U.S.$1 million deposit on account of the license fee commitments. The licensees are at arm's length to the Corporation. Some of the terms of this transaction are being re-negotiated.

Testing and Certification

On July 3, 2002, we announced that Intertek conducted a full scale two hour fire test under a 90,000 pound load on a 10'x10' panel incorporating the Technology. The test was successful as per design. The above certification covers the United States and Canada. Additional tests to cover European markets are planned shortly.

High Rise Industry

On January 16, 2003, we announced that IHI Developments Ltd, our wholly owned subsidiary, together with other related and independent investors completed the purchase of an 8,000 square meter property in the Vancouver region. The property is zoned for high density/high rise use. Our intention is to start to build a 15 story residential building on the property in early May 2004, provided all required permits are in place. The anticipated date for substantial completion will be on or before September 30, 2004. Given the neighborhood now enjoys the highest growth rate in Greater Vancouver, we expect substantial sales prior to starting construction. This project is intended to demonstrate the cost, quality and speed benefits of our construction. It is anticipated that this project will act as a catalyst to facilitate the closing of numerous high rise projects currently under advanced discussion for BC, Alberta, and Ontario in Canada, as well as California, Florida and New York in the United States, and internationally in England, France, Luxembourg, Saudi Arabia and China. The Corporation through this subsidiary will re-invest any of its manufacturing profits into this development. A detailed business plan is currently under development.

Special Dividend

On December 24, 2002, we announced that IHI International declared a special dividend of US$0.0169 per share (an aggregate dividend of US$1,990,000) payable to its shareholders of record as at December 24, 2002. We used the dividend to settle an inter-company payable due to IHI International of approximately $608,000.

On February 25, 2003, we announced that IHI International declared a special dividend of US$0.01972 per share (an aggregate dividend of US$1,400,000) payable to its shareholders of record as at February 15, 2003. We used the dividend to settle an inter-company payable due to IHI International of approximately $709,800.

Appointment of New Corporate Officer

On February 25, 2003, we announced that IHI International appointed Mario V. Mirabelli as Executive Vice-President, International Affairs. Mr. Mirabelli is a partner in the business law practice group of a major national law firm located in Washington, D.C., where he assists national, international and local clientele in the areas of corporate, securities and administrative law. Mr. Mirabelli's government experience has involved work as a trial attorney at the SEC in the Office of Administrative Proceedings and Investigations and at the Bureau of Deceptive Practises of the Federal Trade Commission.

Mr. Mirabelli is admitted to the Washington, D.C. Bar and is a member of the American Bar Association. He is president of the John R. Mott Scholarship Foundation, a director and former treasurer of the National Italian American Foundation, and formerly chairman of the board of trustees of Guest Services, Inc. and a director of the Atlantic Bank of New York.

Securities Held in Escrow

Of our issued and outstanding Common Shares, 18,432,214 are escrow shares and have restrictions attached to them. Of these escrow shares, 214,286 were acquired by an associate of Mr. Rached from our former principals, and we issued 21,470,672 escrow shares to Mr. Rached for $107,145, which was paid in cash by Mr. Rached in 1992. The Escrow Shares were issued to Mr. Rached in connection with the acquisition by the Corporation of the Canadian rights to the Technology pursuant to the Canadian License Agreement which ends on March 16, 2092. On January 18, 2000 the Escrow Shares were transferred to Mira Mar Overseas Ltd. The transfer of the Escrow Shares was approved by the TSX Venture Exchange ("TSX") on November 8, 1999. Mr. Rached indirectly owns 100% of Mira Mar Overseas Ltd. On February 21, 2002, 1,084,248 Escrow Shares were released from escrow, on August 21, 2002, 1,084,248 Escrow Shares were released from escrow and on February 21, 2003, 1,084,248 Escrow Shares were released from escrow. The remaining Escrow Shares will be released in accordance with the following schedule:

Date of Release	Number of Escrow Shares
August 21, 2003	1,084,248
February 21, 2004	2,168,496
August 21, 2004	2,168,496
February 21, 2005	2,168,496
August 21, 2005	2,168,496
February 21, 2006	2,168,496
August 21, 2006	2,168,496
February 21, 2007	2,168,496
August 21, 2007	2,168,494

Organizational Structure

We have four principal subsidiaries:

  Canadian Hi-Tech Manufacturing Ltd. is our 65% owned British Columbia subsidiary that conducts product development for the Technology;
  IHI International Holdings Ltd. is our 50.7% owned Bermuda subsidiary (once a private placement involving its shares has been completed) that was established to develop and commercialize the Technology internationally;
  IHI Construction Ltd. is our wholly-owned British Columbia subsidiary that supervises construction activities for our manufacturing facility in Delta, British Columbia; and
  IHI Developments Ltd. is our wholly-owned British Columbia subsidiary that participates in the development of projects incorporating the Technology.

Canadian Hi-Tech Manufacturing and IHI Construction Ltd. are both incorporated under laws of British Columbia. IHI International Holdings is a Bermuda company.

Property, Plants and Equipment

Reference is made to the captions "Narrative Description of Business - Development of Technology and Manufacturing Capacity" and "Narrative Description of Business - Equipment Lease Facilities and Purchase of Roll Forming Equipment" above. See also "Operating and Financial Review and Prospects - Trend Information - Beginning Commercial Panel Production at our Permanent Manufacturing Facility".

  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our consolidated financial statements are stated in Canadian dollars and are prepared according to Canadian GAAP, which, is the same as U.S. GAAP, except as explained in note 1 of our financial statements for the year ended December 31, 2002.

Operating Results

Year Ended December 31, 2002 versus year ended December 31, 2001

We had a net loss of $2,107,600 out of which approximately $1.6 million is depreciation and amortization and after giving effect to a minority interest in the income of a subsidiary for the year ended December 31, 2002, as compared to a net loss of $1,025,332 for the year ended December 31, 2002.

As at the end of fiscal 2002, we had retained 29 interim licence agreements that call for the establishment of up to 33 Hi-Tech Factories.

During the fiscal year, we earned approximately $3.8 million from our licensing activities.

Depreciation and amortization expenses increased considerably from $878,382 in the year ended December 31, 2001 to $1,592,210 for the year ended December 31, 2002. This was principally due to the significant increase in capital assets. Depreciation and amortization is a non-cash charge.

Total assets increased from $34.4 million at December 31, 2001 to $44.4 million at December 31, 2002.

Year Ended December 31, 2001 versus year ended December 31, 2000

We had a net loss of $1,025,332 for the year ended December 31, 2001, as compared to a net loss of $3,943,388 for the year ended December 31, 2000. The dramatic reduction in our loss position was due mainly to the inclusion of $3,906,057 of revenue from our licensing activities.

As at the end of fiscal 2001, we had entered into 39 interim licence agreements that call for the establishment of up to 52 Hi-Tech Factories. A number of the interim licence agreements call for further cash payments to be made to us or to our subsidiary upon the substantial completion of the Facility. We have expanded our base of interim licence agreements by commencing a second round of licencing activities in fiscal 2001.

During the fiscal year, we earned approximately $3.9 million from our licensing activities.

Under a number of interim agreements with our strategic partners, such partners have an obligation to pay us several millions of dollars in order to maintain their licence rights to the Technology. Some of those payments are substantially overdue.

Property taxes increased to $132,793 for the year ended December 31, 2001 due to the increase in the assessed value of the Facility.

Interest expense increased from $368,502 for the year ended December 31, 2000 to $628,700 for the year ended December 31, 2001 due to finance changes related to equipment leases.

Legal expenses decreased from $963,685 for the year ended December 31, 2000 to $328,848 for the year ended December 31, 2001. For the year ended December 31, 2000, significant expenses were incurred in connection with the Genesee Action which is described below under "Related Party Transactions". Wages and benefits increased from $296,420 for the year ended December 31, 2000 to $440,581 for the year ended December 31, 2001 as we moved towards the commencement of commercial production.

Depreciation and amortization expense increased considerably from $248,323 in the year ended December 31, 2000 to $878,382 for the year ended December 31, 2001. This was principally due to the significant increase in capital assets. Depreciation and amortization is non-cash charge.

Total assets increased from $28.6 million at December 31, 2000 to $34.4 million at December 31, 2001.

Year Ended December 31, 2000 versus Year ended December 31, 1999

We incurred a net loss of $3,943,388 for the year ended December 31, 2000, as compared to a net loss of $1,960,681 for the year ended December 31, 1999, principally because of increased legal costs and because we completed our initial round of licence agreements last year. Hence, for the year ended December 31, 2000, no revenue was generated from licensing activities, while $1,187,820 was generated for the year ended December 31, 1999.

As at the end of fiscal 2000, we had entered into 23 interim licence agreements that call for the establishment of up to 30 factories to be built using our Technology. A number of the interim licence agreements call for further cash payments to be made to us or to our subsidiary upon the substantial completion of the Facility. We intend to expand our base of interim licence agreements by commencing a second round of licencing activities. In the past, we have demonstrated our ability to generate revenue from licence fees to cover a significant portion of our operating expenses.

Legal costs increased from $470,087 during fiscal 1999 to $963,685 for fiscal 2000, principally due to the Genesee Action, which is described under "Financial Information - Legal Proceedings" below.

Total assets increased from $22.6 million at December 31, 1999 to $28.6 million at December 31, 2000.

Included in deferred project development costs is a charge of $566,249. This amount was incurred in connection with the re-assembly and expansion of our two-storey, 4,500 square foot show home, now on display on West King Edward Street in Vancouver, British Columbia.

Liquidity and Capital Resources

As at December 31, 2002 we had working capital of $8,630,884. Of the current assets which total $12,970,396, $275,463 is restricted cash which relates to the dividend fund for its Series 3 Preferred Shares. Of the current liabilities, (i) $1,868,000 is represented by the mortgage advance that is repayable to Highland Pacific Mortgage Corporation (now repaid), and (ii) $354,961 is represented by a loan from a related party. Of the current assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

As at December 31, 2002, the Facility, including the land on which the Facility is located, had a book value of approximately $18.5 million.

We have taken several measures during fiscal 2002 to improve its working capital position.

We completed the following private placements on August 20 and August 22, 2002, respectively:

  a private placement of 5,000,000 units at $0.30 per unit, for gross proceeds of $1,500,000. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.40 per share. This private placement involved parties related to the Corporation. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings"; and
  a private placement of 6,000,000 units at $0.23 per unit, for gross proceeds of $1,380,000. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. This private placement involved parties related to the Corporation. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings".

We completed the following private placements on October 28, 2002:

  a private placement of 5,000,000 units at $0.30 per unit, for gross proceeds of $1,500,000. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. This private placement involved parties related to the Corporation. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  a private placement of 1,500,000 units at $0.30 per unit, for gross proceeds of $450,000. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.38 per share. This private placement involved parties related to the Corporation. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  a private placement of 5,000,000 units at $0.50 per unit, for gross proceeds of $2,500,000. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.50 per share. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  a private placement of 2,000,000 units at $0.40 per unit, for gross proceeds of $800,000. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.50 per share. This private placement involved parties related to the Corporation. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings"; and
  a private placement of 10,000,000 units at $0.68 per unit, for gross proceeds of $6,800,000. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.68 per share. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings".

The short to medium term outlook for our liquidity is satisfactory. The longer term outlook for our liquidity will depend on our success in accessing external sources of financing, the speed with which we will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Research Expenditures

RAR Consultants, the owner of the Technology, will have to rely on patent, trade secret and contract laws to protect its rights relating to the Technology that is under license to our company and to our subsidiary, IHI International.

A patent application covering our earthquake, wind resistant and fire resistant pre-fabricated building panels and structures was filed with the United States Patent and Trademark Office. The patent application contained eight independent claims and 64 dependent claims. After review by an Examiner at the United States Patent & Trademark Office three patent applications were filed to obtain protection for the Technology in the United States. The three patents are for the panels, a foundation, and a method for attaching an architectural finish element to a surface. The United States Patent and Trademark office has granted United States Patent No. 5,584,151 for the foundation components of the Technology, Patent No. 5,862,639 relating to the panels and United States Patent No. 5,785,904 relating to the method for attaching architectural finish elements. Over 110 patent applications and applications for other forms of protection have been filed worldwide for the Technology in at least 180 countries or regions. We may not be successful in obtaining all patents for the Technology in every jurisdiction. We have abandoned our patent application for attaching architectural finish elements in Australia.

Our ability to compete effectively will depend, in part, on our ability to protect the Technology and related manufacturing processes. RAR Consultants is responsible for getting patents for the Technology and protecting them. We are required to pay for these activities.

As at December 31, 2002, a total of $2,432,430 has been spent on patent application costs.

To date, the original English language patent has been translated into: Algerian, Armenian, Arabic, Azerbaijan, Bulgarian, Chinese, Croatian, Czech, Estonian, Finnish, French, Georgian, Hungarian, Icelandic, Indonesian, Japanese, North Korean, South Korean, Latvian, Lithuanian, Macedonian, Mongolian, Norwegian, Polish, Portuguese, Romanian, Russian, Serbian, Slovak, Slovenian, Spanish, Taiwanese, Thai, Turkish and Vietnamese.

A Patent Cooperation Treaty is in place for most European countries. An International Preliminary Examining Authority has been set up under this treaty. In April 1996, an International Preliminary Examination Report on the Technology was favourable, stating that the panels and foundation in our application met the PCT requirements for novelty, inventive step and industrial applicability. A European patent application has been granted. Provisional protection, giving RAR Consultants the right to collect damages if the patent is infringed, is in place in Austria, Belgium, Denmark, France, Germany, Greece, Ireland, Italy, Luxembourg, Portugal, Spain, Sweden, Switzerland, Liechtenstein and the United Kingdom. Provisional protection is not available in Monaco and the Netherlands.

A patent has been issued by the African Regional Industrial Property Organization ("ARIPO"). The ARIPO patent covers the following countries: Botswana, Gambia, Ghana, Kenya, Lesotho, Swaziland, Uganda, Zambia and Zimbabwe. A second ARIPO patent has been issued for Malawi and Sudan.

Canada has issued Patent No. 2,176,481 and Patent No. 2,257,661 relating to the Technology.

The European Region Patent (No. 0736124) has been fully validated.

We are preparing a new extensive series of patents to be filed internationally within the next 12 months. This will give us extended protection for 20 years from the date of filing for the Technology that we hold under license.

We also have patents for the Technology in: American Samoa, Angola, Argentina, Armenia, Australia, Austria, Azerbaijan, Bahamas, Bahrain, Bangladesh, Belarus, Belguim, Benin, Bolivia, Brazil, Bulgaria, Burkina Faso, Burundi, Cameroon, Central African Republic, Chad, China, Columbia, Congo, Cuba, Czech Republic, Denmark, the Dominican Republic, Ecuador, Egypt, El Salvador, Ethiopia, France, Gabon, Georgia, Germany, Ghaza Strip, Greece, Guam, Guinea, Haiti, Honduras, Hong Kong, Hungary, India, Indonesia, Iran, Iraq, Ireland, Israel, Italy, Ivory Coast, Jordan, Kazakhstan, Kyrgyztan, Latvia, Lebanon, Liberia, Lithuania, Luxembourg, Macedonia, Madagascar, Malawi, Mali, Malta, Mauritania, Mexico, Moldavia, Monaco, Mongolia, Morocco, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, North Korea, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, the Republic of Georgia, Romania, Russian Federation, Rwanda, Senegal, Singapore, Slovak Republic, Slovenia, South Africa (including Bophuthatswana, Transkei, Venda), South Korea, Spain, Sri Larika, Sudan, Sweden, Switzerland/Liechtenstein, Syria, Taiwan, Tajikstan, Tangier, Thailand, Trinidad-Tobago, Togo, Tunisia, Turkmenistan, Ukraine, the United Arab Emirates, the United Kingdom, the U.S. Virgin Islands, Uruguay, Uzbekistan, Venezuela, Vietnam, West Bank, Yugoslavia and Zaire.

Even though patent protection for the Technology has now been issued or is pending in over 180 countries or regions throughout the world the patents may not be enforceable or protect us from competitors. Even if a competitor's products were to infringe patents for the Technology enforcing the patent rights in an infringement action would be expensive.

See also "Information on the Company - Business Overview - Development of Technology and Manufacturing Capacity" for a description of other research and development expenditures.

Trend Information

The examples that demonstrate that the Technology will be successful and profitable include:

  the sustained growth of the need for affordable housing;
  our progress in demonstrating that the Technology can be used to meet this need economically and commercially;
  the successful panel test results, conducted by an independent testing agency (the panels tested were used to build our manufacturing facility and are the same type of panel that we will use for manufacturing and commercialization);
  the building standards and building code approvals for the Technology received to date; and
  the patents issued for the Technology in various countries including three patents in the United States.

Our business plan for fiscal 2003 focuses on achieving the following business objectives:

  to look for additional strategic relationships that may lead to future joint ventures for market development and will provide additional revenue;
  to hire qualified individuals; and
  replace welding system supplied by FANUC and achieve full commercial panel production using the Technology at our manufacturing facility located at 7393 Hopcott Road, Delta, British Columbia.

The greatest operating risks we face are that we may not meet our development goals or begin commercial panel production. We will attempt to manage this risk by using the Technology in different types of buildings and in different building markets. The following events must happen before we can meet our development goals and begin to sell our products.

Strategic Relationships

We must continue to develop relationships with joint venture partners. The terms of our joint ventures vary from region to region, but in all cases our company or our subsidiary, IHI International, would keep a fifty-one percent interest in the joint venture.

The business plan for fiscal 2002 focused on achieving the creation of further strategic relationships and further joint ventures. In 2002, we generated $3,808,446 of license revenues.

We will look for future strategic partners that can maximize our revenues.

Commercial Panel Production at our Permanent Manufacturing Facility

To successfully market our products, we will need to develop our manufacturing capability both at home and abroad. We are currently manufacturing panels on a semi-automated basis at our manufacturing facility in the Tilbury Industrial area at 7393 Hopcott Road Delta, British Columbia.

Our business plan for fiscal 2002 focused on (i) implementing several measures to minimize the impact of the welding equipment supplied by FANUC for our Facility; and (ii) to complete a number of proto-type manufacturing projects and tests to demonstrate the attractiveness of the Technology.

We have developed a three-phase plan to deal with equipment supplied by FANUC. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2003. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC.

Our proto-type manufacturing projects have included the following:

  as announced on May 30, 2002, we are developing an optimal universal mobile home for residential and commercial buyers. The new market for safe mobile homes is both for temporary industrial workers as well as traditional mobile home users;
  as announced on July 31, 2002, we are developing an optimal universal mobile classroom size of 24 x 36 feet, and have accepted an order with a 50% down payment for one mobile classroom which was delivered in November, 2002. This new market for mobile classrooms is designed for remote northern climates. We did not earn any material income from this initial sale; and
  as announced on September 4, 2002, we accepted an order from our Saudi Arabia joint venture partner to design a model home that is planned to be erected within one of its major master planned urban community project sites. Phase one of the community is scheduled to be opened in 2003 and will consist of 1,000 luxury villas with 20 different design models. Eventually, it is planned that this community will total 3,000 deluxe villas. We plan to participate in this development.

The Corporation takes the position that FANUC is incapable of rectifying the claimed deficiencies in the Flexible Panel Welding System which it sold to the Corporation. The Corporation is presently in the process of implementing replacement production methods, which will limit production in the interim. See "Risk Factors - Legal Proceedings Currently Pending" for a description of the lawsuit that we have commenced against FANUC, General Electric Capital Canada Inc. and others.

  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers are:
Name	Age	Position and Office Held
Roger A. Rached(2) Vancouver, B.C. Canada	42	President (also the President, Chief Executive Officer and a Director of IHI International, Canadian Hi-Tech and IHI Construction Ltd.)
Dr. Rene Abi-Rached(2) Vancouver, B.C. Canada	45	Chief Operating Officer and Director
Omar Take Vancouver, B.C. Canada	55	Chief Project Officer and Director
Evelyne Schmeler Luxembourg City Luxembourg	40	Director (also a Director of Canadian Hi-Tech)
Ferdinand Rauer Dusseldorf Germany	62	Director
Thomas Po North Vancouver, B.C. Canada	66	Director (also a Director of Canadian Hi-Tech)
Lawry Trevor-Deutsch(1) Ottawa, Ontario Canada	46	Director
Dr. Owen A. Anderson(1) Richmond, B.C. Canada	58	Chief Financial Officer and Director
Larry P. Coston(1) Calgary, Alberta Canada	50	Director
Cary Green North York, Ontario Canada	46	Vice-President, Business Development
Stephen D. Wortley North Vancouver, B.C. Canada	44	Secretary

Notes:
    Member of the Audit Committee.
    Mr. Roger A. Rached and Dr. Rene Abi-Rached are brothers.

Biographies of Our Senior Management, Directors and Officers

Roger A. Rached, a Canadian citizen, is our founder and has been a Director and the President since May of 1993. After graduation from Stanford University with a Masters of Science degree in Civil Engineering in 1984, Mr. Rached became actively involved in the family business of Garmeco. Garmeco is an architectural, engineering and construction management company that has been based and operating in Lebanon for 42 years and now located in Vancouver, Canada. Mr. Rached is also president of RAR Consultants, RAR Investments and the President, Chief Executive Officer and a Director of Canadian Hi-Tech, IHI International, and IHI Construction Ltd. He has extensive design experience along with a strong sales orientation and an international market appreciation. Mr. Rached is also a member of the Association of Civil Engineering, the Society of Manufacturing Engineers, the British Columbia Board of Trade, the Alumni Societies of each of the American University of Beirut and Stanford University, and the American Society of Civil Engineers. Mr. Rached is a Registered Civil Engineer with the Lebanese Order of Engineers, Beirut, Lebanon, holds a Professional Civil Engineering License from the Ministry of Public Work, and is Secretary of George Washington Free Masonry Lodge No. 13. After our first automated factory in Greater Vancouver is in commercial production, Mr. Rached will be focussing on developing and accelerating IHI International's activities overseas.

Dr. Rene Abi-Rached, a Canadian citizen, was appointed as our Chief Operating Officer on December 1, 2000. Dr. Rached was our Executive Officer from September 23, 1999 to December 1, 2000. Dr. Rached received his doctorate degree in engineering from Stanford University and was both a professor in the Engineering Faculty of the University of British Columbia and the American University of Beirut. Dr. Rached is also President of Garmeco Canada - International Consulting Engineers Ltd. where he has gained experience in the commercial, institutional and residential building industries. He has extensive experience in computerized robotics and automation in manufacturing as well as a broad background in energy management. Dr. Rached will be responsible for the start-up of commercial production, the completion of factory equipment installation and the implementation of our business plan.

Omar Take, a Mexican national, was appointed as our Chief Project Officer on December 1, 2000. Mr. Take is a pre-eminent individual in the architectural and building design businesses. Mr. Take has been our consultant since 1997 and has helped to introduce us to the majority of our joint venture partners in Europe, the U.S.A. and the Middle East. Mr. Take has been an associate of the prominent architectural firm Kenzo Tange Associates for the past 22 years and has served as Kenzo Tange's Vice-President for Europe and the Middle East since 1989. As Chief project Officer, Mr. Take leads our project design team and consults with client architects world-wide.

Evelyne Schmeler, a Belgian national, was appointed as a Director of the Corporation on April 10, 1997 and has been a Director of Canadian Hi-Tech since March 27, 1996. Ms. Schmeler is also a Director and Public Relations Manager of Veda Consult, a Luxembourg based advisory company, that she co-founded in November 1995. Veda Consult is a joint venture partner of IHI International for Luxembourg and surrounding regions. Before joining Veda Consult she was a real estate broker with Cote Sud, a real estate agency, in Menton, France, from April 1994 to June 1995. In 1990, Ms. Schmeler was a member of the Securities and Portfolio Management Department of ABC Banque International in Monaco. Ms. Schmeler received a degree in distribution and marketing from the Institut Superieur Economique of Liege in September 1983. Ms. Schmeler is fluent in several languages including English, French and German and she has a basic knowledge of Italian.

Ferdinand Rauer, a German national, was appointed a Director in June, 1997. Ferdinand Rauer has worldwide construction project management experience with MAN Gutehoffnungshütte AG, a project management company in Germany. Mr. Rauer has consulted for the international steel industry with conglomerates such as Krupp and Mannesmann. He brings in-depth knowledge of all aspects of the construction process for countries where IHI International has joint venture agreements in place or pending. He is currently Advisor to the Executive Management of Thyssen Group (the 4th largest construction company in Germany). He is responsible for developing business in Africa and Germany.

Thomas Po, a Canadian Citizen, was appointed as our Director on May 18, 1998 and has been a Director of Canadian Hi-Tech since 1996. Since 1995, Mr. Po has been the Manager of our R & D facility in Surrey, B.C. He is responsible for production, research, and administration. Mr. Po has been a Director of Pohangco Inc. since 1962. Pohangco is a commodities and land development company based in the Philippines, and is also the Joint Venture Partner of IHI International in both the Northern Philippines and the Southern Philippines.

Lawry Trevor-Deutsch, a Canadian citizen, was appointed as our Director on May 28, 1999. Mr. Trevor-Deutsch is President of Strathmere Associates International Ltd. Mr. Trevor-Deutsch who holds a Master of Science degree from Carleton University and a joint MBA from McGill University and the University of Manchester, is a business development consultant with 17 years of experience, specializing in strategic planning, technology development and government relations. Based in Ottawa, Mr. Trevor-Deutsch is associated with consulting firms across Canada and has served on the Boards of Directors of a number of professional and not-for-profit associations.

Among his current development projects, Mr. Trevor-Deutsch is under contract with the World Bank in Washington, D.C., assisting with its business planning in Washington, Eastern Europe and South America for the Global Development Learning Network. He is under contract or has recently completed projects for several corporations and government departments and also manages the Bayer Advisor Council on Bioethics for Bayer Canada Inc. He has considerable international experience, having worked in Europe, Africa, Taiwan and the Caribbean. Mr. Trevor-Deutsch is frequently an invited speaker to conferences, colleges and international delegations and maintains Secret-level security clearance with the Canadian Government.

Dr. Owen A. Anderson, a Canadian citizen, was appointed as our Chief Financial Officer on April 24, 2001. A former partner with BDO Dunwoody, Dr. Anderson has advised private sector and government in management and public policy. Dr. Anderson was Policy Advisor to the Alberta Premier and the Federal Minister, Urban Affairs as well as the Canada Mortgage and Housing Corporation and the National Capital Commission. Dr. Anderson has managed annual government budgets in excess of $100 million and staff of over 1,000. In 1997, Dr. Anderson established Hawthorne Consulting Corp. Inc., specializing in strategic business management and public policy. Dr. Anderson has been our government relations consultant since 1999. Dr. Anderson is Governor of The Council for Canadian Unity, and Chairman Emeritus of the Pacific Corridor Enterprise Council. Dr. Anderson is a recipient of the Chairman's Award for outstanding service on the Board of the Vancouver Board of Trade, and was awarded the Canada 125 Medal by the Governor General.

Larry P. Coston, a Canadian citizen, was appointed as our Director on June 28, 2002. Mr. Coston is President and Chief Operating Officer of Total Energy Services Ltd., a Canadian energy services company. Mr. Coston is also President of P&L Ventures Inc., a sales consulting firm.

Cary Green, a Canadian citizen, was appointed as our Vice-President, Business Development on May 18, 2001. Mr. Green is also Executive Vice-President of Development for Toronto-based property firm Verdiroc Development Corporation and is a principal and partner in Greenwin Property Management, Canada's largest residential property company with over 71,000 properties under management. Mr. Green is also a member of the Urban Development Round Table Task Force on Rental Development in Metro Toronto.

Mr. Green has 20 years of experience in the area of property development. During his career, Mr. Green has overseen the development of approximately 3,500 high-rise residential units in Ontario, as well as retail and commercial projects in Quebec and Ontario.

Stephen D. Wortley, a Canadian citizen, has been our Secretary since November, 1993 and was also one of our directors until November, 1994. Mr. Wortley has been a partner of Lang Michener, one of Canada's largest law firms, since February 1, 1991. Educated in Vancouver, Mr. Wortley received a Diploma of Technology from the British Columbia Institute of Technology and specialized in Administrative Management. Mr. Wortley graduated from the University of British Columbia Law School in 1984 and was called to the British Columbia Bar in 1985. Before joining Lang Michener, Mr. Wortley was a Law Clerk of the British Columbia Court of Appeal. Corporate and securities matters are Mr. Wortley's practice emphasis and he acts as our general corporate solicitor.

Compensation

We have made lease payments of $1,000 per month from November 1, 1991 until June 30, 1992 and $1,500 per month since July 1, 1992 to RAR Investments for our head office.

Canadian Hi-Tech has paid lease payments of $5,000 per month since June 15, 1991 to RAR Investments for their head office in the same building on 10th Avenue. When we acquired the Canadian rights to the Technology and the Hopcott Road Property from Canadian Hi-Tech, we became responsible for their lease.

On August 17, 2000, the West 10th Avenue office building was completed and registered to 434088 B.C. Ltd., a company controlled by a relative of Mr. Rached.

We signed a management agreement on August 1, 1992 with RAR and agreed to pay an aggregate fee of $6,000 per month to RAR Investments and RAR Consultants for management fees. The Management Agreement expires on September 11, 2002 unless ended earlier in writing by ourselves or RAR Investments. The Management Agreement can be ended for cause at any time without notice.

Roger A. Rached is our President, or "Named Executive Officer". His compensation for the last three years is summarized in the following table:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Roger A. Rached President	2002	72,000	Nil	Nil	2,600,000	Nil	Nil	Nil
	2001	72,000	Nil	Nil	2,600,000	Nil	Nil	Nil
	2000	72,000	Nil	Nil	2,600,000	Nil	Nil	Nil

During the financial year ended December 31, 2002 we did not give any long term incentive plan awards or share appreciation rights to Roger A. Rached.

Roger A. Rached did not exercise any share purchase options during the year ended December 31, 2002, nor has he ever exercised any share purchase options. As of December 31, 2002 the value of unexercised in-the-money options was nil.

Some of our directors are paid a monthly director's fee of $2,000 per month.

No other cash compensation, including salaries, fees, commissions, or bonuses were paid to our directors and officers.

We do not have any profit sharing or retirement benefit plans. There are no arrangements for payments to any member of management in case they lost their job with a change in the control of our company.

Common Share Option Plan

Before December 31, 2002, the Board of Directors gave options to buy our Common Shares to our directors, officers and employees on terms and conditions acceptable to the TSX, but without a formal written option plan at that time. As of the date of this Annual Report, a total of 2,600,000 in options have received the required regulatory approval.

The exercise price for outstanding share options was set according to TSX guidelines and is $0.88. We were not paid to grant these options. On September 4, 2002, we announced that our officers, directors, employees and independent consultants will be awarded a total of 4.3 million options as follows: 860,000 to be exercised by the end of 2003 at $1.00 each, 860,000 in 2004 at $1.25 each, 860,000 in 2005 at $1.50 each, 860,000 in 2006 at $1.75 each and 860,000 in 2007 at $2.00 each.

The grant of stock options is subject to receipt of regulatory acceptance.

We have now established a Stock Option Plan (the "Plan") which is subject to approval by the shareholders of the Corporation and the TSX. The maximum number of shares that may be reserved for issuance under the Plan at any point in time is 10% of the outstanding shares. Options to purchase common shares under the Plan may be granted to a bona fide director, officer, employee, management company employee, consultant or company consultant. The exercise price of an option will be set by the Board of Directors at the time such option is granted and will be exercisable for a term of five years.

Termination of Employment, Change in Responsibilities and Employment Contracts

We do not have a compensation plan or any other arrangements in place in case Mr. Roger A. Rached, or any other officer:

  resigns,
  retires,
  is removed from his position, or
  has his job description changed following a change in the control of our company.

Board Practices

All directors are elected and their term of office expires at our next annual general meeting which we expect to be on June 20, 2003. All officers have a term of office lasting until they are removed or replaced by the Board of Directors. The following table sets out the periods during which our officers have served:
Name	Office Held	Period an Officer of the Corporation
Roger A. Rached	President Chief Executive Officer	May 17, 1993 to present October 20, 2002 to present
Dr. Rene Abi-Rached	Chief Operating Officer	December 1, 2000 to present
Dr. Owen A. Anderson	Chief Financial Officer	April 24, 2001 to present
Omar Take	Chief Project Officer	December 1, 2000 to present
Cary Green	Vice-President, Business Development	May 18, 2001 to present
Stephen D. Wortley	Secretary	November 8, 1993 to present

The Board of Directors has set up an Audit Committee and three members of the Board are on this Committee: Dr. Owen A. Anderson, Lawry Trevor-Deutsch and Larry P. Coston. The Audit Committee is responsible for reviewing the activities of our independent auditors including: fees, services, and audit scope. Since we lack a compensation, monitoring or share option committee, the Board of Directors is responsible for these functions. The Board of Directors has set up a Special Committee of two members who are Lawry Trevor-Deutsch and Owen Anderson. The Special Committee is responsible for overseeing matters relating to the Genesee Action. See "Risk Factors - Legal Proceedings Currently Pending".

Employees

As of December 31, 2002, we had 36 employees including management, office staff, workers and labourers responsible for the production of the panels for the construction of the manufacturing facility.

Recruitment of qualified individuals for managerial positions in marketing, engineering and architecture will also be our objective over the next 12 to 24 months. To date, we have hired an experienced team of approximately 12 consultants to assist in the development of the Technology. Where appropriate, we will continue to hire consultants with expertise in marketing, engineering (as it relates to construction) and architecture.

We believe that we can continue to attract skilled personnel for all areas and we have been able to keep turnover to a minimum. However, the competition to hire skilled professionals is intense; therefore, we may not be successful in our recruiting efforts.

  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our securities are recorded with our transfer agent. Some of those shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their clients, and we do not know who the owners are. We are not owned or controlled by a corporation or foreign government nor have we arranged for a change in our control. On May 20, 2003, we were not limited as to the number of Common Shares and preferred shares we could issue. Of the Preferred Shares we have designated:

  50,000,000 as Preferred Shares, Series 1 (none of these are issued),
  5,000,000 as Preferred Shares, Series 2 (none of these are outstanding), and
  5,000,000 as Preferred Shares, Series 3 (1,953,114 of these are issued and outstanding).

The holders of Preferred Shares cannot vote except in those circumstances required by Canadian law.

The following table sets out certain information regarding the ownership of our Common Shares by any shareholder that we know owns more than 5% of our Common Shares;
  the senior executive officer named in the Summary Compensation Table above; and
  all the directors and officers as a group.

As of the date of this Annual Report, May 20, 2003 of our Common Shares were outstanding.
Identity of Person or Group	Number of Shares	Percentage of Class
Roger A. Rached	18,432,214(1)(2)	18%(1)
Mira Mar Overseas Ltd.	18,432,214(1)(2)	18%(1)
Directors and Senior Management as a Group	20,060,971(3)	19.6%(2)

Notes:
    Held in escrow by Mira Mar Overseas Ltd. Mira Mar Overseas Ltd. is indirectly owned by Roger A. Rached.
    To the extent permitted by law, these shares are pledged to lenders.

(3) This amount includes 18,432,214 shares held in escrow by Mira Mar Overseas Ltd.

As at December 31, 2002, Roger A. Rached held 19,516,462 Common Shares, as at December 31, 2001, Roger A. Rached held 21,684,958 Common Shares, as at December 31, 2000, Roger A. Rached held 21,684,958 and as at December 31,1999, Roger A. Rached held 23,593,436 Common Shares.

Under the British Columbia Securities Act insiders (those who are officers, directors, or holders of 10% or more of our Shares) must file insider reports to record changes in their ownership of our stock within 10 days following a trade in our stock. Copies of these reports are available at the British Columbia Securities Commission offices located at: 9th Floor, Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1L2 (telephone: (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

Related Party Transactions

The following are the only transactions that occurred during the fiscal year ending December 31, 2002 that have affected or will affect us, and involved directors, officers, or individuals related to our company:

  On May 30, 2002, Lawry Trevor-Deutsch (a director of the Corporation) purchased 33,333 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  On May 30, 2002, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) purchased 2,418,667 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  On July 26, 2002, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) purchased 1,217,609 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  On July 29, 2002, Garmeco International Consulting Engineers Ltd. (a company controlled by Mr. Rached's family) purchased 520,000 Units in a private placement of a total of 5,000,000 Units (comprised of shares and warrants) at a price of $0.30 per Unit. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  On July 29, 2002, Omar Take (a director of the Corporation) purchased 50,000 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  On July 29, 2002, Johanna E. Po (a niece of one of our directors) purchased 40,000 Units in a private placement of a total of 5,000,000 Units (comprised of common shares and warrants) at a price of $0.30 per Unit. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  On August 2, 2002, Earthquake Resistance Structures Inc. (a company controlled by a member of Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the States of Arizona, New Mexico and Nevada. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  On August 2, 2002, Earthquake Resistance Structures Inc. (a company controlled by a member of Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  On August 6, 2002, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) purchased 355,000 Units in a private placement of a total of 2,000,000 Units (comprised of common shares and warrants) at a price of $0.40 per Unit. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Equity Financings";
  On August 31, 2002, Earthquake Resistance Structures Inc. (a company controlled by a member of Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the South East U.S. Region. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  On August 31, 2002, Earthquake Resistance Structures Inc. (a company controlled by a member of Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the South Central U.S. Region. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  On October 26, 2002, Earthquake Resistance Structures Inc. (a company controlled by a member of Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in the States of Michigan and Illinois. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  On January 13, 2003, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Greater Hashemite Kingdom of Jordan. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International- Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  On January 14, 2003, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Republic of France. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  On January 15, 2003, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The United Kingdom. See "Information on the Company - Business Overview - Narrative Description of Business IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance; and
  During the fiscal year ended December 31, 2002, Lang Michener, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation an aggregate of $234,320.82 for legal fees and service.

Interests of Experts and Counsel

Not applicable.

  FINANCIAL INFORMATION

  Consolidated Statements and Other Financial Information

  See "Item 18 Financial Statements."

  Legal Proceedings

  On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding.

  The Corporation is aware of two actions currently pending before the British Columbia Courts in which the plaintiffs' claim relate to conversion of shares in Canadian Hi-Tech into shares of the Corporation and alternative claims for damages. The Corporation has not been named in either action. The Corporation understands that the value of those claims is approximately $1.7 million.

  Judgment was rendered in the Genesee Enterprises Ltd. v. Abou-Rached et al, S.C.B.C., Vancouver Registry, Action No. A963616 (the "Genesee Action") in January, 2001. The Genesee Action is an action for conversion of Canadian Hi-Tech shares into shares of the Corporation or, alternatively, for damages against the defendants Roger Rached and RAR Investments. Canadian Hi-Tech, a subsidiary of the Corporation, was named a defendant in the action. The Corporation was not named as a defendant. The claims against Canadian Hi-Tech were dismissed. Roger Rached and RAR Investments were ordered to pay Genesee damages in the amount of $982,746.94 plus interest pursuant to the Court Order Interest Act (British Columbia). Genesee has appealed the judgment and this appeal includes an appeal of the dismissal of the claims against Canadian Hi-Tech. Roger Rached and RAR Investments have also appealed the judgment of Madam Justice Levine. The hearing of the appeal has not been set.

  On August 8, 2001, Madame Justice Levine pronounced supplemental reasons for judgement on the issue of costs. At that time, the judge made several orders relating to costs, including an award of special costs in favour of the plaintiff and the defendants by counterclaim as against Canadian Hi-Tech, Mr. Roger Rached, and RAR Investments. The amount of the special costs has not been determined, though the Corporation understands that the amount of such special costs could range between $500,000 and $1,000,000.

  On October 1, 2001, Mr. Roger Rached, RAR Investments and Canadian Hi-Tech filed notices of intention to make a proposal ("NOI") pursuant to the provisions of the Bankruptcy and Insolvency Act. Roger Rached, RAR Investments and Canadian Hi-Tech made proposals to their respective creditors.

  The proposal of Canadian Hi-Tech was not approved by its creditors as a result of a vote of 49.45% in value in favour of accepting the proposal and Canadian Hi-Tech is now bankrupt. For a proposal to be accepted by unsecured creditors, a majority in number and two thirds in value of unsecured creditors of each class must vote in favour of the proposal. Appeals are pending with respect to the measurement of the votes cast for the approval of the proposal.

  On January 7, 2002, Mr. Roger Rached and RAR Investments filed proposals, and, on January 28, 2002, these proposals were accepted by their creditors by the wide margins of 86% in favour of accepting the proposal of RAR Investments and 88% in favour of accepting the proposal of Mr. Roger Rached. The proposals of Mr. Roger Rached and RAR Investments were approved by the British Columbia Supreme Court and an appeal is pending.

  The Corporation is aware of settlement discussions involving the parties to the Genesee Action.

  Dividend Policy

  We have not paid any dividends on our outstanding Common Shares since incorporation and we do not expect that we will in the foreseeable future. We have paid dividends on our Preferred Shares. IHI International has paid dividends on its Common Shares. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Special Dividend".

  Significant Changes

  There have been no significant changes to our financial statements since December 31, 2002.

  THE OFFER AND LISTING

  Offer and Listing Details

  Trading Markets
TSX IHI - Trading in Canadian Dollars			OTC Bulletin Board IHITF - Trading in United States dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual			Annual
2002	0.88	0.23	2002	0.55	0.15
2001	1.25	0.73	2001	0.85	0.45
2000	1.82	0.65	2000	1.19	0.46
1999	1.60	0.67	1999	1.05	0.46
1998	1.19	0.59	1998	0.875	0.40

By Quarter			By Quarter
Calendar 2001			Calendar 2001
First Quarter	1.25	0.87	First Quarter	0.85	0.58
Second Quarter	1.10	0.80	Second Quarter	0.75	0.54
Third Quarter	1.12	0.76	Third Quarter	0.75	0.51
Fourth Quarter	1.00	0.73	Fourth Quarter	0.61	0.45
Calendar 2002			Calendar 2002
First Quarter	0.88	0.40	First Quarter	0.55	0.22
Second Quarter	0.69	0.23	Second Quarter	0.45	0.15
Third Quarter	0.60	0.33	Third Quarter	0.3725	0.25
Fourth Quarter	0.45	0.32	Fourth Quarter	0.31	0.22
Monthly			Monthly
April 2003	0.36	0.30	April 2003	0.26	0.21
March 2003	0.43	0.33	March 2003	0.30	0.22
February 2003	0.49	0.38	February 2003	0.335	0.26
January 2003	0.52	0.36	January 2003	0.335	0.23
December 2002	0.45	0.35	December 2002	0.31	0.22
November 2002	0.44	0.37	November 2002	0.29	0.24

  Plan of Distribution

  Not applicable.

  Markets

  Our Common Shares have been listed on the TSX in Vancouver, British Columbia, Canada since March 2, 1988 and have been traded under the symbol "IHI" since December 11, 1992. Our Common Shares also began trading in the United States on the OTC Bulletin Board in April, 1995.

  Selling Shareholders

  Not applicable.

  Dilution

  Not applicable.

  Expenses of the Issue

  Not applicable.

  ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Our Restated Articles of Incorporation are registered with Industry Canada under Certificate No. 326451-3. A copy of the Restated Articles of Incorporation are attached.

Objects and Purposes

Our Restated Articles of Incorporation do not specify objection or purposes.

Directors Powers and Limitations

Our Restated Articles of Incorporation specify that there will be a minimum of three and a maximum of eight directors. Under our Restated Articles of Incorporation the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors or actually elected at the preceding annual meeting. Directors automatically retire at the commencement of each annual meeting subject to being re-elected.

Although our directors and officers have various fiduciary obligations to the Corporation, situations may arise where the interests of the directors and officers could conflict with those of the Corporation. The potential conflicts of interest arise as a result of common ownership and certain common directors, officers, and personnel of the Corporation and their associates and affiliates. These conflicts are addressed by the CBCA (in the case of the Corporation) which requires disclosures of conflicts at meetings of the directors held for the purposes, inter alia, of acquiring assets or dealing in assets in which directors have an interest. These directors are then prevented from voting on any resolution passed by the Board with respect to any such acquisition or dealing.

The CBCA, however, provides that directors who have an interest in the contract or transaction can vote on any resolution if the contract or transaction they are approving relates to the remuneration of the director, relates to indemnities or insurance for directors or is with an affiliate.

The directors and officers of the Corporation are both by statute and at common law, required to act fairly and in the best interest of the Corporation and are not permitted to breach this fiduciary duty for their own benefit.

While the Corporation does not anticipate making any loans to directors, officers or affiliates, if such a need should arise, no future loans will be made to such persons absent a bona fide, and independent business purpose.

Shareholders' Meetings

Under the CBCA, our directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of our financial year and may at any time call a special meeting of shareholders.

For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, our directors may fix in advance a date as the record date for such determination, but such record date shall not proceed by more than 60 days or by less than 21 days the date on which the meeting is to be held.

Under the CBCA, notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to each shareholder entitled to vote at the meeting. A National Policy Statement of the Canadian Securities Regulators requires that meeting materials be sent to registered holders approximately 35 days before the meeting date, so that such registered holders can forward the materials to beneficial holders.

Common Shares

The holders of Common Shares are entitled to one vote for each share on all matters submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any then outstanding Preferred Shares, the holders of Common Shares are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Corporation, the holders of Common Shares are entitled to share rateably in all assets of the Corporation that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any Preferred Shares then outstanding. The holders of Common Shares have no redemption or conversion rights. The rights, preferences and privileges of holders of Common Shares are subject to the rights of the holders of shares of any series of Preferred Shares that the Corporation may issue in the future.

Preferred Shares

The Corporation's Articles of Continuance authorizes the issuance of Preferred Shares in series, with designations, rights and preferences determined from time to time by its Board of Directors. The holders of Preferred Shares are not entitled to vote except to the extent required by Canadian law.

There are no Series 1 or Series 2 Preferred Shares outstanding. There are 1,953,144 Series 3 Preferred Shares outstanding.

Series 3 Preferred Shares

Dividends

Cumulative dividends will accrue from day to day on each Series 3 Preferred Share from the time outstanding at a rate of 12% per annum on the capital paid up thereon and will, as to unpaid dividends accrued to the end of each calendar quarter, to the extent that the Corporation has surplus lawfully available therefor, be paid not later than the 60th day after the end of such quarter.

The Corporation will remit any applicable withholding tax in cash to the government of Canada for the account of non-resident persons.

For the purposes of determining the entitlement to dividends accruing on Series 3 Preferred Shares issued on different dates, a holder transferring one or more Series 3 Preferred Shares will be deemed to make the transfer out of the shares held by him in the order in which such shares were issued.

Depositary Agreement

The Corporation and Montreal Trust Company of Canada (the "Depositary") have entered into an agreement dated September 7, 2000 pursuant to which the Corporation has appointed the Depositary to receive and hold on the terms of such agreement, the funds required to pay the dividends accruing from time to time on the Series 3 Preferred Shares (the "Depositary Agreement"). Pursuant to the Depositary Agreement, the Depositary has agreed to act as the Corporation's agent for the purposes of remitting to the holders of the Series 3 Preferred Shares dividends on the Series 3 Preferred Shares. Payment of dividends would be subject to the requirements of the CBCA.

Under the CBCA, the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that (i) the Corporation is, or would after payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Corporation's assets would thereby be less than the total of its liabilities and stated capital of all classes.

Voting Rights

The Series 3 Preferred Shares shall not have any right to vote except to the extent required by Canadian law. The CBCA provides that shares such as the Series 3 Preferred Shares, which do not carry a right to vote, will have the right to vote only in respect of certain matters. Such matters include resolutions that would increase or decrease the number of such shares authorized or amend the rights and restrictions attached to such shares. In addition, non-voting shares are permitted to vote as a separate class in the event of a significant structural reorganization of the Corporation, such as an amalgamation, a continuation or a disposition of all or substantially all of the assets of the Corporation.

Conversion Rights

Each Series 3 Preferred Share may, at the option of the holder at any time on or before the second anniversary date of issuance, be converted into Common Shares at the Conversion Rate, subject to adjustment in certain circumstances.

Forced Conversion

The Series 3 Preferred Shares are convertible into Common Shares at the Conversion Rate, in whole or in part, at the option of the Corporation if the closing price of the Common Shares on the TSX averages at least $2.50 per share for a period of not less than 20 consecutive trading days ending no more than three days prior to the mailing of the notice of conversion.

Deemed Conversion

On the second anniversary of the date of issuance, the Series 3 Preferred Shares will be automatically converted to Common Shares at the Conversion Rate. There are currently 1,953,114 Series 3 Preferred Shares outstanding.

Conversion Rate

The Conversion Rate will be subject to adjustment in certain events, including the issuance of shares as a dividend on the Common Shares or subdivisions or consolidations of the Common Shares. No adjustment of the Conversion Rate will be required to be made until cumulative adjustments amount to 1% or more of the Conversion Rate as last adjusted. However, any adjustment not made shall be carried forward.

In the event of any consolidation, merger or amalgamation of the Corporation with or into another corporate entity, including a transaction whereby all or substantially all of the undertaking and assets of the Corporation become the property of any other corporation (any such event being herein called a "Capital Reorganization"), a holder of a share of Series 3 Preferred Shares that has not been converted before the effective time of the Capital Reorganization will be entitled to receive and will accept, on a conversion of the Series 3 Preferred Shares at any time after the effective time of the Capital Reorganization, in lieu of the share consideration to which he would otherwise have been entitled on conversion, such shares or other securities or property of the Corporation, or of such continuing, successor or purchasing corporation, as the case may be, and such cash, as he would have been entitled to receive as result of the Capital Reorganization if at the time he had held the number of Common Shares to which he would have been entitled to receive on conversion of the Series 3 Preferred Shares if the Capital Reorganization had not occurred, other than securities that would have been redeemed by the issuer thereof, and such other cash, property, and securities that he would have been entitled to receive as a holder of record of the securities that he would have been so entitled to receive, including payments by way of dividends and other corporate distributions, reductions of capital and proceeds of redemption, if he had held each such security from the time of the Capital Reorganization until the exchange or the earlier redemption of the security.

Mechanics of Conversion

In order to exercise the right to convert Series 3 Preferred Shares into Common Shares, the holder of a Series 3 Preferred Share must:

  deliver to the transfer agent of the Series 3 Preferred Shares or if there is none, to the records office of the Corporation, a written notice signed by the holder directed to the Corporation requesting the conversion of Series 3 Preferred Shares into Common Shares and specifying the number of shares of Series 3 Preferred Shares to be converted, and deliver one or more certificates registered in the name of the holder for not less than the number of Series 3 Preferred Shares requested to be converted, not endorsed for transfer to any specified transferee.

Liquidation

In the event of liquidation, dissolution or winding up of the Corporation, holders of Series 3 Preferred Shares are entitled, after payment of liabilities and satisfaction of any then existing preferential rights of any holders of capital stock, to receive a repayment of capital and accumulated but unpaid dividends from the remaining assets of the Corporation before payment is made to the holders of Common Shares. After such payment to the holders of the Series 3 Preferred Shares, the holders of the Series 3 Preferred Shares are not entitled to any further distributions.

Material Contracts

Within the two years before the date hereof, we have not entered into, and we are not currently contemplating entering into any contracts material to us, other than contracts in the ordinary course of our business, except as follows:

  Luxembourg Joint Venture Agreement Amendment dated April 13, 2001 as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  The agreements pursuant to which Garmeco International Consulting Engineers S.A.L. acquired a total of 3,142,393 Common Shares and Warrants to purchase an additional 3,142,393 Common Shares pursuant to private placements announced on June 20, 2001 and April 30, 2002;
  The agreement pursuant to which 516,280 bonus shares were issued to IHI Holdings Ltd. in connection with a $2,000,000 credit facility provided to the Corporation by IHI Holdings Ltd.;
  The agreement pursuant to which shares of IHI International were issued to holding companies controlled by Mr. Rached's family as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology";
  Commitment Letter dated June 22, 1998 between Ronald Niven & Associates and the Corporation pursuant to which we obtained a conventional first mortgage financing over the Hopcott Road Property (described in Note 7 of the Unaudited Financial Statements for the year ended December 31, 2002), the repayment date for which has been extended to March 1, 2003 pursuant to a letter dated August 26, 2002 from Ronald Niven & Associates and accepted by the Corporation;
  Memorandum of Understanding dated September 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint ventures in the State of Alaska as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated September 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint ventures in the State of Washington as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated September 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint ventures in the State of Oregon as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated September 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint ventures in the Western and Southern Regions of California as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated September 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint ventures in Mexico as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated September 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint ventures in Chile, Colombia, Ecuador, El Salvador, Guatemala and Peru as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated November 3, 2001 between the Corporation and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint ventures in the States of New York and New Jersey as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated November 3, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint ventures in Washington, DC and the States of Virginia, Maryland and Delaware as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated November 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint venture in the Beijing region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated November 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint venture in the Shanghai region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated December 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint venture in Tokyo and Northern Japan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated December 9, 2001 between IHI International and Earthquake Resistant Structures Inc., as amended, with respect to the proposed joint venture in Osaka and Southern Japan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  General Security Agreement dated December 15, 2001 from the Corporation to Garmeco International Consulting Engineers S.A.L., Garmeco Canada International Consulting Engineers Ltd., IHI Holdings Ltd. and Earthquake Resistance Structures Inc. to secure our obligations under loans and interim agreements to which Earthquake Resistance Structures Inc. is a party;
  Letter Agreement dated as of December 31, 2001 between the Corporation and IHI Holdings Ltd. extending the maturity date of the $2,000,000 credit facility provided by IHI Holdings Ltd. from January 2, 2002 to January 2, 2003;
  Letter Agreement dated May 17, 2002 between the Corporation and Earthquake Resistance Structures Inc. amending the MOUs related to the territories of the State of Alaska, State of Washington, State of Oregon, Western and Southern Regions of California, Mexico, Chile, Columbia, Ecuador, El Salvador, Guatemala and Peru, States of New York and New Jersey, Washington, DC and the States of Virginia, Maryland and Delaware, Beijing Region, Shanghai Region, Tokyo and Northern Japan and Osaka and Southern Japan, as described under "Information on the Company - Business Overview - Narrative Description of Business IHI International - Other MOUs";
  Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in Arizona, New Mexico and Nevada as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  Memorandum of Understanding dated August 2, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Western province (Jeddah Metropolitan area) as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia";
  Memorandum of Understanding dated August 3, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Riyadh as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia";
  Memorandum of Understanding dated August 4, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Dammam as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia";
  Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in the South East U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in the South Central U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  Amendment dated August 31, 2002 to Memorandum of Understanding dated November 3, 2001 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of New York, New Jersey and Pennsylvania as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated October 26, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in the States of Michigan and Illinois as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  Memorandum of Understanding dated January 13, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L., as amended, with respect to the proposed joint venture in The Greater Hashemite Kingdom of Jordan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  Memorandum of Understanding dated January 14, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L., as amended, with respect to the proposed joint venture in The Republic of France as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  Memorandum of Understanding dated January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L., as amended, with respect to the proposed joint venture in The United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance;
  Amendment to the International License Agreement dated May 9, 2003 providing for, among other things, the intention of the Corporation to distribute Common Shares of IHI International, not earlier than December 31, 2004 and in accordance with applicable securities laws as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology";
  Letter Agreement dated May 9, 2003 between the Corporation and Earthquake Resistance Structures Inc. amending the MOUs related to the territories of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, South East U.S. Region, South Central U.S. Region and the States of Michigan and Illinois, as described under "Information on the Company - Business Overview - Narrative Description of Business IHI International - Other MOUs"; and
  Letter Agreement dated May 9, 2003 between the Corporation and Garmeco International Consulting Engineers S.A.L. amending the MOUs related to the territories of The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom, as described under "Information on the Company - Business Overview - Narrative Description of Business IHI International - Other MOUs".

Exchange Controls

There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Corporation on the right of a non-resident to hold or vote Common Shares of the Corporation, other than as provided in the Investment Canada Act (Canada) (the "Investment Act.") The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Common Shares of the Corporation. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Corporation by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and used in this discussion) when the Corporation was not controlled by a WTO (World Trade Organization) Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the gross value of the assets of the Corporation was $5,000,000 or more, or if an order for review was made by a federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Corporation. An investment in Common Shares of the Corporation by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the gross value of assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, in 2003 exceeds $223,000,000. A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Corporation. The acquisition of less than a majority, but more than a third, of the Common Shares of the Corporation would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquiror through the ownership of Common Shares of the Corporation.

Certain transactions relating to Common Shares of the Corporation would be exempt from the Investment Act, including the:

  acquisition of Common Shares of the Corporation by a person in the ordinary course of that person's business as a trader or dealer in securities;
  acquisition of control of the Corporation in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and
  acquisition of control of the Corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Corporation, through the ownership of Common Shares of the Corporation, remained unchanged.

Taxation

Canadian Federal Income Tax Considerations

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more Common Shares of the Corporation, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Corporation, holds all Common Shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common share in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Corporation's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency ("CCRA"). It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common Shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share is "taxable Canadian property", and is not "treaty protected property", of the Investor for purposes of the Canadian Act. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the 60 months immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Corporation. The share will be a treaty protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act. For example, pursuant to the Treaty, a Common share of the Corporation held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty protected property, provided that the value of the Common share is not derived principally from real property (including resource properties) situated in Canada and that the Investor does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base available" to the Investor in Canada.

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by the Corporation to the Investor on a Common share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty is 5% if the Investor is a company that owns at least 10% of the voting stock of the Corporation and beneficially owns the dividend, and 15% in any other cases of the gross amount of the dividend. The Corporation will be required to withhold any such tax from the dividend, and remit the tax directly to CCRA for the account of the Investor.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Exhibits attached to this Form 20-F are also available for review at our head office located at 1096 West 10th Avenue, Vancouver, British Columbia V6H 1H8 or you may request them by calling Bruce Davis at 604-733-5400. Copies of our financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

Subsidiary Information

Not applicable.

  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a) Transaction Risk and Currency Risk Management

The Corporation's operations do not employ financial instruments or derivatives and given that the Corporation keeps its excess funds in high grade short term instruments it does not have significant or unusual financial market risks.

  Exchange Rate Sensitivity

  The amounts payable under the MOUs are generally denominated in U.S. dollars and therefore the Corporation is affected by fluctuations between Canadian and United States currency. The Corporation's liabilities and short term trade payables are denominated in Canadian dollars. The Corporation does not hedge this risk, which it does not consider material risk exposure in the context of its operations.

  Interest Rate Risk and Equity Price Risk

The Corporation is equity financed and does not have any material debt which could be subject to significant interest rate change risks.

  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

  Debt Securities

  Not applicable.

  Warrants and Rights

  Not applicable.

  Other Securities

  Not applicable.

  American Depositary Shares

  Not applicable.

  PART II

  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  On February 28, 2002, demand was made by General Electric Capital Canada Inc. for payment of $1,139,668 by the Corporation in relation to the sale of the flexible panel welding system supplied by FANUC. For details of this demand and the related lawsuit initiated by the Corporation, see "Risk Factors - Legal Proceedings Currently Pending".

  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

  Not applicable.

  [reserved]
  [reserved]

  PART III

  FINANCIAL STATEMENTS

  Not applicable

  FINANCIAL STATEMENTS

  The following financial statements are attached:

  (1) Auditors' Report;

  (2) Consolidated Balance Sheet for December 31, 2002, and 2001 (audited);

  (3) Consolidated Statements of Operations and Deficit for the years ended December 31, 2000 - 2002, and for the period from September 12, 1990 to December 31, 2002;

  (4) Consolidated Statement of Stockholders' Equity;

  (5) Consolidated Statement of Cash Flows for the years ended December 31, 2000 - 2002 and for the period from September 12, 1990 to December 31, 2002 (audited); and

  (6) Notes to the Consolidated Financial Statements.

  EXHIBITS

The following exhibits are attached to this Form 20-F:
Type of Document	Document Description	Page
	Consent of Morgan & Company dated May 20, 2003.	*
4.1

Memorandum of Understanding dated August 2, 2002 between IHI International and the Saudi Joint Venture Company. with respect to the proposed joint venture in the region of Western province (Jeddah Metropolitan area) as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".

*
4.2

Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Arizona, New Mexico and Nevada as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.3

Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.4

Memorandum of Understanding dated August 3, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Riyadh as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".

*
4.5

Memorandum of Understanding dated August 4, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Dammam as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".

*
4.6	Commitment Letter dated August 26, 2002 between Ronald Nivens & Associates and the Corporation as described in Note 7 of the Unaudited Financial Statements for the year ended December 31, 2002.	*
4.7

Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the South East U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.8

Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in South Central U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.9

Amendment dated August 31, 2002 to Memorandum of Understanding dated November 3, 2001 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of New York, New Jersey and Pennsylvania as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".

*
4.10

Memorandum of Understanding dated October 26, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of Michigan and Illinois as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.11

Memorandum of Understanding dated January 13, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the Greater Hashemite Kingdom of Jordan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.12

Memorandum of Understanding dated January 14, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in France as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.13

Memorandum of Understanding dated January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.14

Amendment to the International License Agreement dated May 9, 2003 providing for, among other things, the intention of the Corporation to distribute Common Shares of IHI International, not earlier than December 31, 2004 and in accordance with applicable securities laws as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology".

*
4.15

Amendment dated May 9, 2003 to Memoranda of Understanding dated August 2, August 31 and October 26, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint ventures in the States of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, the South East U.S. Region (covering the States of Florida, Georgia, Alabama, Mississippi, North Caroline and South Carolina), the South Central U.S. Region (covering the States of Texas, Oklahoma, Arkansas and Louisiana) and the States of Illinois and Michigan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".

*
4.16

Amendment dated May 9, 2003 to Memoranda of Understanding dated January 13, January 14 and January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint ventures in The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".

*

The following exhibits were filed with our Form 20-F for the financial year ended December 31, 2001:

Consent of Morgan & Company dated May 21, 2002;

4.1 Amendment dated July 20, 2001 to Memorandum of Understanding dated April 18, 1997 between IHI International and International Trade Circle SARL. This Memorandum of Understanding has been cancelled;

4.2 Amendment dated July 20, 2001 to Memorandum of Understanding dated April 18, 1997 between IHI International and International Trade Circle SARL. This Memorandum of Understanding has been cancelled;

4.3 Memorandum of Understanding dated July 20, 2001 between IHI International and International Trade Circle SARL with respect to the proposed joint venture in the Kingdom of Saudi Arabia. This Memorandum of Understanding has been cancelled;

4.4 Memorandum of Understanding dated July 20, 2001 between IHI International and International Trade Circle SARL with respect to the proposed joint venture in the Lebanon, Syria and The Hashemite Kingdom of Jordan. This Memorandum of Understanding has been cancelled;

4.5 Commitment Letter dated August 22, 2001 between Ronald Niven & Associates and the Corporation;

4.6 Memorandum of Understanding dated September 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the State of Alaska;

4.7 Memorandum of Understanding dated September 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the State of Washington;

4.8 Memorandum of Understanding dated September 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the State of Oregon;

4.9 Memorandum of Understanding dated September 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the Western and Southern Regions of California;

4.10 Memorandum of Understanding dated September 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Mexico;

4.11 Memorandum of Understanding dated September 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Chile, Colombia, Ecuador, El Salvador, Guatemala and Peru;

4.12 Memorandum of Understanding dated November 3, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of New York and New Jersey;

4.13 Memorandum of Understanding dated November 3, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Washington, DC and the States of Virginia, Maryland and Delaware;

4.14 Memorandum of Understanding dated November 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the Beijing Region;

4.15 Memorandum of Understanding dated November 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the Shanghai Region;

4.16 Memorandum of Understanding dated December 9, 2001, as amended, between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Tokyo and Northern Japan;

4.17 Memorandum of Understanding dated December 9, 2001 between IHI International and Earthquake Resistant Structures Inc. with respect to the proposed joint venture in Osaka and Southern Japan;

4.18 General Security Agreement dated December 15, 2001 from the Corporation to Garmeco International Consulting Engineers S.A.L., Garmeco Canada International Consulting Engineers Ltd., IHI Holdings Ltd. and Earthquake Resistance Structures Inc. to secure our obligations under loans and interim agreements;

4.19 Letter Agreement dated as of December 31, 2001 between the Corporation and IHI Holdings Ltd. extending the credit facility; and

4.20 Letter Agreement dated May 17, 2002 between the Corporation and Earthquake Resistance Structures Inc. amending the MOUs related to the territories of the State of Alaska, State of Washington, State of Oregon, Western and Southern Regions of California, Mexico, Chile, Columbia, Ecuador, El Salvador, Guatemala and Peru, States of New York and New Jersey, Washington, DC and the States of Virginia, Maryland and Delaware, Beijing Region, Shanghai Region, Tokyo and Northern Japan and Osaka and Southern Japan.

The following exhibits were filed with our Form 20-F for the financial year ended December 31, 2000:

Consent of Morgan & Company dated May 5, 2000;

1 Special Rights and Restrictions attached to the Series 3 Shares;

4.1 The lease agreement between the Corporation and GE Capital;

4.2 The CIBC Equipment Lease between the Corporation and CIBC Equipment Finance;

4.3 The contract of purchase and sale dated June 5, 2000 between the Corporation and T&H Lemont;

4.4 The contract of purchase and sale dated November 8, 2000 between the Corporation and T&H Lemont;

4.5 Depositary Agreement dated September 7, 2000 between the Corporation and Montreal Trust Company of Canada respecting the deposit into trust of dividend monies for the Series 3 Shares;

4.6 Amendment to the International License Agreement dated September 8, 2000 providing for, among other things, the intention of the Corporation to distribute Common Shares of IHI International, not earlier than December 31, 2002 and in accordance with applicable securities laws;

4.7 The credit facility with IHI Holdings Ltd. whereby IHI Holdings Ltd. was issued 130,280 Common Shares for providing an unsecured credit facility in the amount of $2.0 million;

4.8 Memorandum of Understanding dated January 28, 2001 between IHI International and Hi-Tech America IV Development Corporation with respect to the proposed joint venture in the State of Michigan. This Memorandum of Understanding has been cancelled;

4.9 Memorandum of Understanding dated January 28, 2001 between IHI International and Hi-Tech America IV Development Corporation with respect to the proposed joint venture in the State of Illinois. This Memorandum of Understanding has been cancelled;

4.10 Luxembourg Joint Venture Agreement Amendment dated April 13, 2001;

4.11 The agreement pursuant to which Garmeco International Consulting Engineers S.A.L. acquired our Common Shares and Warrants;

4.12 The agreement pursuant to which bonus shares were issued to IHI Holdings Ltd.;

4.13 A sample agreement pursuant to which shares of IHI International will be issued to holding companies controlled by Mr. Rached's family; and

8 List of Subsidiaries.

The following exhibits were filed with our Form 20-F for the financial year ended December 31, 1999:

2.1 Consent of Morgan & Company dated May 5, 2000;

2.2 Special Rights and Restrictions attached to the Series 2 Preferred Shares;

2.3 Memorandum of Understanding dated June 12, 1999 between IHI International and HAD Three Corp. with respect to the proposed joint venture in the State of Indiana. This Memorandum of Understanding has been cancelled;

2.4 Memorandum of Understanding dated June 12, 1999 between IHI International and HAD Three Corp. with respect to the proposed joint venture in the State of Kentucky. This Memorandum of Understanding has been cancelled;

2.5 Memorandum of Understanding dated June 12, 1999 between IHI International and HAD Three Corp. with respect to the proposed joint venture in the State of Pennsylvania. This Memorandum of Understanding has been cancelled;

2.6 Line of Credit Extension Agreement dated November 1, 1999 between the Corporation and Garmeco Canada;

2.7 Commitment Letter dated December 10, 1999 between the Corporation and CIBC Mortgage; and

2.8 Depositary Agreement dated February 1, 2000 between the Corporation and Montreal Trust Company of Canada.

The following Exhibits were filed with the Corporation's Form 20-F for the financial year ended December 31, 1998:

2.1 Consent of Morgan & Company dated June 28, 1999;

2.2 Letter Agreement dated May 17, 1999 among the Corporation, RAR Consultants and IHI International;

2.3 Memorandum of Understanding dated July 5, 1998 between IHI International and Hi-Tech America Development Corp. with respect to the proposed joint venture in the State of California. This Memorandum of Understanding has been cancelled;

2.4 Memorandum of Understanding dated July 10, 1998 between the Corporation and Hi-Tech Canada Development Corporation with respect to the proposed joint venture in Ontario, Canada;

2.5 Memorandum of Understanding dated November 8, 1998 between IHI International and HAD 2000 Corp. with respect to the proposed joint venture in the State of North Carolina. This Memorandum of Understanding has been cancelled;

2.6 Memorandum of Understanding dated November 8, 1998 between IHI International and HAD 2000 Corp. with respect to the proposed joint venture in the State of South Carolina. This Memorandum of Understanding has been cancelled;

2.7 Memorandum of Understanding dated November 8, 1998 between IHI International and HAD 2000 Corp. with respect to the proposed joint venture in the State of Ohio. This Memorandum of Understanding has been cancelled;

2.8 Memorandum of Understanding dated November 21, 1998 between IHI International and HAD 2000 Corp. with respect to the proposed joint venture in the State of Alabama. This Memorandum of Understanding has been cancelled;

2.9 Memorandum of Understanding dated November 21, 1998 between IHI International and HAD 2000 Corp. with respect to the proposed joint venture in the State of Tennessee. This Memorandum of Understanding has been cancelled;

2.10 Memorandum of Understanding dated December 29, 1998 between IHI International and Hi-Tech Canada Development Corporation (or Nominee) with respect to the proposed joint venture in Honduras. This Memorandum of Understanding has been cancelled;

2.11 Memorandum of Understanding dated January 16, 1999 between IHI International and The Cascade Group Pty. Ltd. with respect to the proposed joint venture in Australia;

2.12 Memorandum of Understanding dated February 27, 1999 between IHI International and Hi-Tech Development France with respect to the proposed joint venture in France. This Memorandum of Understanding has been cancelled;

2.13 Memorandum of Understanding dated February 28, 1999 between the Corporation and Hi-Tech Canada Development Corporation with respect to the proposed joint venture in the Prairie Region, Canada and Atlantic Region, Canada. The Memorandum of Understanding relating to Atlantic Canada has been cancelled;

2.14 Line of Credit Agreement dated November 5, 1998 between the Corporation and Garmeco Canada;

2.15 Escrow Agreement dated November 5, 1998 among the Corporation, Garmeco Canada and Montreal Trust Company of Canada;

2.16 Letter Agreement dated March 9, 1999 between the Corporation and CIBC Investment Banking Mergers and Acquisitions;

2.17 Guarantee Agreement dated June 29, 1998 between the Corporation and Roger A. Rached;

2.18 Guarantee Amendment Agreement dated October 2, 1998 between the Corporation and Roger A. Rached;

2.19 Escrow Agreement dated October 2, 1998 among the Corporation, RAR Investments, RAR Consultants and Montreal Trust Company of Canada; and

2.20 Commitment Letter dated June 22, 1998 between Ronald Niven & Associates and the Corporation.

The following Exhibits were filed with the Corporation's Form 20-F for the financial year ended December 31, 1997:

1.1 Escrow Amendment Agreement among Montreal Trust Company of Canada, the Corporation, RAR Consultants and Roger A. Rached dated May 7, 1998 (Original Escrow Agreement filed as Exhibit 10.19 to the Form F-1);

2.1 Consent of Morgan & Company dated June 24, 1998;

2.2 Memorandum of Understanding dated April 14, 1998 between IHI International and HAD with respect to the proposed joint venture in the Bahamas. This Memorandum of Understanding has been cancelled;

2.3 Memorandum of Understanding dated April 14, 1998 between IHI International and HAD with respect to the proposed joint venture in the State of Florida. This Memorandum of Understanding has been cancelled;

2.4 Memorandum of Understanding dated June 8, 1998 between IHI International and HAD with respect to the proposed joint venture in the State of Georgia. This Memorandum of Understanding has been cancelled;

2.5 Memorandum of Understanding dated June 26, 1998 between IHI International and HAD with respect to the proposed joint venture in the State of Texas. This Memorandum of Understanding has been cancelled;

2.6 Letter Agreement between the Corporation and Reco Investment Consulting Inc. dated April 1, 1998; and

2.7 Guarantee Agreement between the Corporation and Roger A. Rached dated January 30, 1998.

The following exhibits have been previously filed with the Corporation's Form F-1:

3.01 Certificate of Continuance of the Corporation;

3.02 Certificate of Change of Name;

3.03 Certificate of Incorporation;

3.04 By-laws of the Corporation;

3.08 Draft Articles of Amendment of the Corporation authorizing the creation of the 50,000,000 Class A Preferred shares, Series 1 and attaching rights, privileges, restrictions and conditions thereto;

3.09 Filed copy of the Articles of Amendment of the Corporation dated March 24, 1997 authorizing the directors to elect additional directors between annual meetings;

3.10 Filed copy of the Articles of Amendment of the Corporation dated July 3, 1997 regarding the minimum and maximum number of directors;

10.02 Novation Agreement among the Corporation, Canadian Hi-Tech and RAR Consultants dated June 17, 1996;

10.03 Asset Transfer Agreement between Canadian Hi-Tech and the Corporation dated March 31, 1995;

10.04 Asset Transfer Amendment Agreement between Canadian Hi-Tech and the Corporation dated September 15, 1995;

10.05 Canadian License Agreement among RAR Consultants, Canadian Hi-Tech and Roger A. Rached dated March 16, 1993;

10.06 March 5, 1997 Letter regarding the License Agreement between RAR Consultants and IHI International;

10.07 Letter Agreement between Roger A. Rached and Garmeco dated July 5, 1996;

10.08 Letter Agreement between the Corporation and RAR Consultants dated October 3, 1994;

10.09 Loan Agreement between RAR Investments and Canadian Hi-Tech dated April 2, 1993;

10.10 Loan Agreement between the Corporation and Eron dated February 26, 1996;

10.11 IHI International Memorandum of Understanding with Karl-Heinz Peters (covering proposed joint venture in the former East Germany and Poland), dated July 12, 1995;

10.12 IHI International Memorandum of Understanding with HDD (covering proposed joint venture in Germany), dated April 23, 1997;

10.13 IHI International Memorandum of Understanding with Pohangco, Inc. (covering proposed joint venture in Luxembourg and surrounding region), dated November 27, 1995;

10.15 IHI International Memorandum of Understanding with Veda Consult (covering proposed joint venture in Luxembourg and surrounding region), dated November 27, 1995;

10.16 IHI International Memorandum of Understanding with International Trade Circle Sarl (covering proposed joint venture in the United Arab Emirates, the Sultanate of Oman, the State of Qatar and the State of Bahrain), dated April 18, 1997. This Memorandum of Understanding has been cancelled;

10.17 Commercial Lease between 389629 B.C. Ltd. and Canadian Hi-Tech dated January 1, 1991;

10.19 Escrow Agreement among Montreal Trust Company of Canada, the Corporation, RAR Investments and Roger A. Rached dated December 22, 1992;

10.20 IHI International Memorandum of Understanding with International Trade Circle Sarl (covering proposed joint venture in Egypt), dated April 18, 1997. This Memorandum of Understanding has been cancelled;

10.21 Memorandum of Understanding between the Corporation and Columbia Kootenay Investment Inc., dated June 15, 1997;

10.22 IHI International Memorandum of Understanding with Edificaciones del Futuro S.A. (covering proposed joint venture in Costa Rica, Nicaragua and Panama), dated August 27, 1997;

10.23 Amendment to Loan Agreement (Exhibit 10.09) dated October 8, 1997;

10.24 Amendment to Memorandum of Understanding (Exhibit 10.21) dated October 6, 1997;

10.25 Amendment to Memorandum of Understanding (Exhibit 10.15) dated October 5, 1997;

10.26 Management Agreement among Canadian Hi-Tech, RAR Investments and Roger A. Rached dated August 1, 1992;

10.27 Consulting Fee Agreement among Canadian Hi-Tech, RAR Consultants and Garmeco dated October 25, 1992;

10.28 Share Exchange Agreement between Roger A. Rached and Wild Horse Industries Inc. dated October 31, 1992 and Amendments dated February 28, 1993, April 30, 1993 and May 14, 1993;

10.29 International License Agreement among RAR Consultants, IHI International and Roger A. Rached dated October 4, 1994;

14.01 U.S. Patent No. 5,584,151 dated December 17, 1996;

21.01 Certificate of Incorporation of Canadian Hi-Tech;

21.02 Notice of Change of Office of Canadian Hi-Tech;

21.03 Certificate of Incorporation of IHI International;

21.04 Secretary's Certificate, IHI International;

23.01 Consent of Patent Agent, John W. Knox, Esq. of Fetherstonhaugh & Co.;

23.02 Consent of Nu-Westech Engineering Limited;

23.03 Consent of Morgan & Company (Chartered Accountants);

99.01 Intertek Testing of Panels:

(a) Test Report of Racking Load Test with Specimen on Edge,

(b) Report of Uniform Load Testing Conducted on a 118" x 118" x 9-1/2" Building Panel,

(c) Test Report of 3 Panel "T" Configuration Transverse Load Test with Specimen Horizontal;

(d) Report of Uniform Load Testing Conducted on a 8' x 8' x 7-1/4" Building Panel,

(e) Test Report of Compressive Load Test with Specimen on Edge;

99.02 Nu-Westech Engineering Limited Report - "Consultants Report";

99.03 Intertek Fire Testing Report;

99.04 Corporation's Offering Memorandum;

99.05 Consent of Intertek Testing Services;

99.06 Consulting Fee Agreement Amendment between RAR Consultants and Garmeco dated March 5, 1997;

99.07 Commercial Lease Agreement and Renewal between the Corporation and RAR Investments dated July 1, 1997 and September 15, 1997, respectively;

99.08 Commercial Lease Agreement between Canadian Hi-Tech and RAR Investments dated July 1, 1997;

99.10 Proposed Form of Shareholders Agreement respecting IHI International; and

99.11 Lease Proposal from LW Lease dated October 6, 1997 and accepted by the Corporation on October 14, 1997 in respect of manufacturing equipment.

SIGNATURE

The Corporation certifies that it meets all of the requirements for filing on Form 20-F and that the undersigned has duly caused and is authorized to sign this annual report on its behalf.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Per:

/s/ Roger A. Rached
Roger A. Rached
President

DATED: May 20, 2003

CERTIFICATIONS

I, Roger A. Rached, certify that:

1. I have reviewed this annual report on Form 20-F of International Hi-Tech Industries Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
  The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:
    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):
    all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and
    any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date:	May 20, 2003	/s/ Roger A. Rached
Roger A. Rached, Chief Executive Officer

CERTIFICATIONS

I, Dr. Owen A. Anderson, certify that:

1. I have reviewed this annual report on Form 20-F of International Hi-Tech Industries Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
  The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:
    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
  The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):
    all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and
    any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
Date:	May 20, 2003	/s/ Dr. Owen A. Anderson
Dr. Owen A. Anderson, Chief Financial Officer

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

Morgan & Company

Chartered Accountants

AUDITORS' REPORT

To the Shareholders

International Hi-Tech Industries Inc.

(A development stage company)

We have audited the consolidated balance sheets of International Hi-Tech Industries Inc. (a development stage company) as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit, stockholders' equity and cash flows for the years ended December 31, 2002, 2001, and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001, and 2000 in accordance with Canadian generally accepted accounting principles consistent with that of the preceding year.

Vancouver, Canada "Morgan & Company"

May 5, 2003 Chartered Accountants

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS

ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those described in the financial statements. Our report to the shareholders, dated May 5, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the Auditors' Report when the uncertainties are adequately disclosed in the financial statements.

Vancouver, B.C. "Morgan & Company"

May 5, 2003 Chartered Accountants

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	DECEMBER 31
	2002	2001

ASSETS

Current
Cash and cash equivalents	$10,391,716	$1,892,837
Restricted cash (Note 2)	275,463	384,430
Accounts receivable	92,691	42,418
Notes receivable and accrued interest (Note 3)	1,874,815	1,797,112
Prepaid expense	335,711	181,496
	12,970,396	4,298,293

Restricted Cash (Note 2)	-	526,475
Capital Assets (Note 4)	6,825,849	6,544,500
Real Estate (Note 5)	19,928,903	18,449,039
Deferred Project Development Costs	4,638,737	4,604,327

	$44,363,885	$34,422,634

LIABILITIES

Current
Accounts payable	$435,750	$658,252
Accrued interest payable	243,341	200,178
Preferred share dividends payable	68,391	170,985
Current portion of loans payable (Note 6)	442,461	97,500
Mortgage payable (Note 7)	1,868,000	1,868,000
Current portion of long term debt (Note 8)	1,281,569	1,204,554
	4,339,512	4,199,469

Loans Payable (Note 6)	-	500,000
Long Term Debt (Note 8)	1,445,660	2,216,307
Minority Interest	3,726,364	3,216,987
	9,511,536	10,132,763

Contingencies (Note 12)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

(Stated in Canadian Dollars)

	DECEMBER 31
	2002	2001

SHAREHOLDERS' EQUITY

Share Capital (Note 9)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 50,000,000 have been designated Series 1, 5,000,000 have been designated Series 2, and 5,000,000 have been designated Series 3

Issued and outstanding:
Common Shares
102,531,371 common shares (of which 21,684,958 shares are held in escrow) at December 31, 2002, and 65,009,121 common shares (of which 21,684,958 shares are held in escrow) at December 31, 2001	$53,546,611	$36,328,211

Class A Preferred Shares
0 Class A preferred shares, Series 2 at December 31, 2002, and 3,925,000 at December 31, 2001	-	3,491,700
2,261,114 Class A preferred shares, Series 3, at December 31, 2002 and 2001	2,040,003	2,040,003

Add: Share subscriptions received	-	652,460

Contributed Surplus	305,000	305,000

Deficit Accumulated During The Development Stage	(21,039,265)	(18,527,503)
	34,852,349	24,289,871

	$44,363,885	$34,422,634

Approved by the Board of Directors:

"Rene Rached"	"Owen A. Anderson"

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)

				INCEPTION
				SEPTEMBER 12
				1990 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002

Revenue
Non-refundable fees and deposits	$3,808,446	$3,906,057	$-	$13,763,309
Interest and other income	347,516	425,633	209,996	1,387,323
	4,155,962	4,331,690	209,996	15,150,632
Expenses
Audit and accounting	153,307	62,409	106,135	776,119
Capital taxes	45,187	77,076	63,435	349,327
Consulting fees	189,279	153,228	129,166	1,510,372
Depreciation and amortization	1,592,210	878,382	248,323	4,012,819
Directors' and officers' fees	164,745	138,824	114,629	902,839
Finders' fees, and loan guarantee and commitment fees	342,549	310,059	567,768	2,976,130
General expense	252,771	240,142	250,218	2,082,672
Legal	156,136	328,848	963,685	4,516,457
Insurance	39,906	37,723	23,684	303,972
Interest and foreign exchange	673,399	628,700	368,502	3,195,423
Investor relations	18,854	42,500	32,500	93,854
Product development costs	173,137	213,820	229,787	2,084,384
Telephone, fax and cellular	36,095	46,382	41,737	563,463
Office rent	84,755	78,000	78,000	691,755
Promotion and presentation	47,832	16,620	19,864	290,673
Property taxes	139,301	132,793	92,745	643,608
Repairs and maintenance	64,106	65,790	74,629	621,657
Travel and business promotion	236,356	240,496	271,514	2,764,216
Transfer agent and filing fees	84,902	29,521	31,033	338,979
Wages and benefits	337,165	440,581	296,420	2,882,196
	4,831,992	4,161,894	4,003,774	31,600,915

Income (Loss) Before The Following	(676,030)	169,796	(3,793,778)	(16,450,283)
Gain on termination of option	-	-	-	259,990
Gain (Loss) on issue of treasury shares by subsidiary company	-	(37,368)	-	57,782
Legal settlement	-	-	(200,000)	(200,000)
Minority interest in (income) loss of subsidiary	(1,431,570)	(1,157,760)	50,390	(2,964,521)

Loss For The Year	(2,107,600)	(1,025,332)	(3,943,388)	$(19,297,032)

Accumulated Deficit, Beginning Of Year	(18,527,503)	(16,891,137)	(12,527,486)
	(20,635,103)	(17,916,469)	(16,470,874)
Preferred Share Dividends	(404,162)	(611,034)	(420,263)

Accumulated Deficit, End Of Year	$(21,039,265)	$(18,527,503)	$(16,891,137)

Loss Per Share	$(0.03)	$(0.01)	$(0.07)

Weighted Average Number Of Common Shares Outstanding	75,579,668	63,279,711	60,024,228

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

DECEMBER 31, 2002

(Stated in Canadian Dollars)
	COMMON STOCK		PREFERRED STOCK
	NUMBER		NUMBER		CONTRIBUTED	ACCUMULATED
	OF SHARES	AMOUNT	OF SHARES	AMOUNT	SURPLUS	DEFICIT	TOTAL

Balance December 31, 1999	56,796,247	$29,218,958	-	$-	$305,000	$(12,527,486)	$16,996,472

Issuance of common stock	4,974,344	4,168,937	-	-	-	-	4,168,937
Issuance of preferred stock	-	-	4,650,000	4,216,700	-	-	4,216,700
Share subscriptions received	-	-	-	510,000	-	-	510,000
Preferred share dividends	-	-	-	-	-	(420,263)	(420,263)
Net loss	-	-	-	-	-	(3,943,388)	(3,943,388)

Balance, December 31, 2000	61,770,591	33,387,895	4,650,000	4,726,700	305,000	(16,891,137)	21,528,458

Issuance of common stock	2,680,280	2,215,316	-	-	-	-	2,215,316
Issuance of preferred stock	-	-	2,261,114	2,040,003	-	-	2,040,003
Conversion of preferred stock to common stock	558,250	725,000	(725,000)	(725,000)	-	-	-
Share subscriptions	-	-	-	142,460	-	-	142,460
Preferred share dividends	-	-	-	-	-	(611,034)	(611,034)
Net loss	-	-	-	-	-	(1,025,332)	(1,025,332)

Balance, December 31, 2001	65,009,121	36,328,211	6,186,114	6,184,163	305,000	(18,527,503)	24,289,871

Issuance of common stock	34,500,000	13,726,700	-	-	-	-	13,726,700
Conversion of preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	(652,460)
Preferred share dividends	-	-	-	-	-	(404,162)	(404,162)
Net loss	-	-	-	-	-	(2,107,600)	(2,107,600)

Balance, December 31, 2002	102,531,371	$53,546,611	2,261,114	$2,040,003	$305,000	$(21,039,265)	$34,852,349

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

				INCEPTION
				SEPTEMBER 12
				1990 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002

Cash Flows From Operating Activities
Loss for the year	$(2,107,600)	$(1,025,332)	$(3,943,388)	$(19,297,032)

Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Gain on issue of treasury share by subsidiary company	-	37,368	-	(57,782)
Shares issued for loan guarantee and commitment fees	-	100,316	543,952	1,473,998
Minority interest in income (loss) of subsidiary	1,431,570	1,157,760	(50,390)	2,964,521
Depreciation and amortization	1,592,210	878,382	248,323	4,012,819
Increase in restricted cash	526,475	(388,739)	(137,736)	-
Change in accounts receivable	(50,273)	94,606	(16,151)	(92,691)
Change in notes receivable and accrued interest	(77,703)	(195,426)	(147,045)	(1,874,815)
Change in prepaid expenses	(154,215)	(60,289)	(36,122)	(335,711)
Change in accounts payable	(222,502)	72,180	(68,167)	435,750
Change in accrued interest payable	43,163	14,853	23,100	243,341
Increase in preferred share dividends payable	(102,594)	30,338	140,647	68,391
Total Adjustments	2,986,131	1,741,349	500,411	6,837,821
Net Cash Used In Operating Activities	878,531	716,017	(3,442,977)	(12,459,211)

Cash Flows From Investing Activities
Capital assets	(1,873,559)	(5,053,982)	(594,085)	(10,839,667)
Technology development costs	(34,410)	(82,787)	(566,249)	(4,638,737)
Real estate	(1,479,864)	(1,081,908)	(2,731,924)	(19,596,859)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	(146,418)
Net Cash Used In Investing Activities	(3,387,833)	(6,218,677)	(3,892,258)	(35,528,455)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)
				INCEPTION
				SEPTEMBER 12
				1990 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002

Cash Flows From Financing Activities
Issue of common stock	$13,726,700	$2,115,000	$3,624,985	$47,855,913
Issue of preferred stock	-	2,040,003	4,216,700	6,256,703
Dividends paid	(404,162)	(611,034)	(420,263)	(1,435,459)
Share subscriptions converted to stock	(212,063)	(180,000)	-	(392,063)
Share subscriptions received	(440,397)	322,460	510,000	392,063
Contributed surplus	-	-	-	305,000
Minority interest	(922,193)	997,500	-	819,625
Increase (Decrease) in deferred revenue	-	(943,822)	943,822	-
Increase in amount due to related parties	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	(1,848,483)
Change in loans payable	(155,039)	(528,000)	(520,000)	442,461
Repayment of advance payable	-	-	-	(363,021)
Increase in advances payable	-	-	-	363,021
Repayment of long term debt	(996,267)	(134,769)	(5,486)	(2,977,169)
Increase in long term debt	302,635	2,320,002	1,024,863	5,519,771
Increase in construction mortgage loan payable	-	-	-	1,237,160
Repayment of construction mortgage loan payable	-	-	-	(1,237,160)
Increase in project advance payable	-	-	-	2,000,000
Repayment of project advance payable	-	-	-	(2,000,000)
Increase in mortgage payable	-	-	-	1,868,000
Net Cash Provided By Financing Activities	10,899,214	5,397,340	9,374,621	58,654,845

Net Increase (Decrease) In Cash And Cash Equivalents	8,389,912	(105,320)	2,039,386	10,667,179

Cash And Cash Equivalents, Beginning Of Year	2,277,267	2,382,587	343,201	-

Cash And Cash Equivalents, End Of Year	$10,667,179	$2,277,267	$2,382,587	$10,667,179

Supplemental Disclosure Of Cash Flow Information
Cash paid during the year for:
Interest	$673,399	$628,699	$424,110	$2,552,840

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended December 31, 2000, the Company issued 814,571 common shares at a fair value of $543,952 in consideration of a loan guarantee and a loan commitment fee.

During the year ended December 31, 2001, the Company issued 130,280 common shares at a fair value of $100,316 as consideration for providing the credit facility referred to in Note 6.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

1. a) NATURE OF OPERATIONS

    Organization

    Effective May 17, 1993 International Hi-Tech Industries Inc. (International Hi-Tech) acquired 65% of the issued and outstanding shares of Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech) by issuing 28,952,616 common shares. Since the transaction resulted in the former shareholders of Canadian Hi-Tech owning the majority of the issued shares of International Hi-Tech and after considering other qualitative and quantitative factors the transaction, which is referred to as a "reverse take-over" has been treated for accounting purposes as an acquisition by Canadian Hi-Tech of the net assets and liabilities of International Hi-Tech. Under this purchase method of accounting the results of operations of International Hi-Tech are included in these financial statements from May 17, 1993.

    Development Stage Activities

The Company, through its subsidiaries Canadian Hi-Tech Manufacturing Ltd. and IHI International Holdings Ltd. has acquired the worldwide rights to design, manufacture, market, distribute and erect products based upon a new method of building technology. The technology is a proposed building construction process that utilizes completely manufactured prefabricated panels. The development and commercialization of this technology is the principal business of the Company and its subsidiaries, Canadian Hi-Tech Manufacturing Ltd. and IHI International Holdings Ltd.

b) SIGNIFICANT ACCOUNTING POLICIES

    Consolidation

    These financial statements include the accounts of the Company and its subsidiaries Canadian Hi-Tech Manufacturing Ltd. (65% owned - see 1(a)(i)), IHI International Holdings Ltd. (51% owned) and IHI Construction Ltd. (100% owned).

    Technology Development Cost

    The Company is capitalizing all architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program technology to be amortized against related revenues when production commences.

    INTERNATIONAL HI-TECH INDUSTRIES INC.

    (A Development Stage Company)

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    DECEMBER 31, 2002 AND 2001

    (Stated in Canadian Dollars)

    b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Depreciation and Amortization of Capital Assets

Office furniture and equipment	20% declining balance method
Computer equipment	30% declining balance method
Other machinery and equipment	20% declining balance method
Automotive equipment	30% declining balance method
Patent application costs	on a straight line basis over ten years once a patent is secured
License rights	on a straight line basis over ten years

  Non-Monetary Transactions

  Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction except for those circumstances where, in the opinion of the company and due to the nature of the transaction, the trading price does not fairly represent the value of the transaction. In such circumstances, the value of the shares is determined based on the estimated fair value of the consideration received. To date there have been no non-monetary transactions where the Company has determined that the quoted market price per share is not the more appropriate method of valuation.

  Revenue Recognition

Non-refundable fees and deposits generated by the Company pursuant to memorandums of understanding entered into with potential joint venture partners are recorded on a cash basis. Prior to a formal joint venture agreement the Company enters into a memorandum of understanding. The terms of the memorandum of understanding vary from region to region, however, for a joint venture to proceed the following conditions must be met:

    the potential joint venture partner must complete a satisfactory joint venture business plan;

    completion of satisfactory due diligence by the Company;

    payment of all non-refundable fees and deposits required under the terms of the memorandum of understanding for which the Company has no further obligation whatsoever. The Company is not required to use the funds received for any particular purpose as the payments represent a good faith indicator by the potential joint venture partner;

    INTERNATIONAL HI-TECH INDUSTRIES INC.

    (A Development Stage Company)

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    DECEMBER 31, 2002 AND 2001

    (Stated in Canadian Dollars)

    b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

    obtaining all necessary building approval as well as all government regulatory approvals;

    creation, approval and execution by the respective companies of the formal joint venture documentation which obligates the Company's joint venture partner to contribute up to U.S. $12,000,000 for a 49% interest in the joint venture.

    Interest in Joint Ventures

    At the present time the Company does not have any joint venture interests, however, on commencement of its joint venture activities the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company includes its pro rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

    Foreign Currency Translation

Transactions recorded in foreign currencies have been translated into Canadian dollars using the Temporal Method as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

viii) Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

ix) Income Taxes

During 1993, the Company adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes"(SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. If it is more likely than not that some portion of all of a deferred tax asset will not be realized, a valuation allowance is recognized.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

x) Real Estate

Land and building are recorded at cost. Site preparation costs related to raw land are also recorded at cost.

xi) Loss Per Share

Loss per share is based on the weighted average number of common shares outstanding during the year. Since the Company's stock options and warrants are anti-dilutive, they have not been included in the calculation.

xii) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 9(d)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

xiv) Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, the following differences in the measurement of income, results of operations and shareholders' equity would have resulted:

    Technology development costs would have been charged to expense as incurred not capitalized on the balance sheet.

    The 19,516,462 escrowed shares would not be included in the calculation of loss per share.

    INTERNATIONAL HI-TECH INDUSTRIES INC.

    (A Development Stage Company)

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    DECEMBER 31, 2002 AND 2001

    (Stated in Canadian Dollars)

    b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

    xiv) Basis of Presentation (Continued)

    The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No., "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under United States GAAP is the fair value accounting provided for under SFAS Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which requires the use of option valuation models. Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions :

	2002	2001	2000

Risk-free interest rate	Not applicable	Not applicable	Not applicable

Dividends for the year	None	None	None

Volatility factor of the expected life of the Company's common stock	Not applicable	Not applicable	Not applicable

Weighted average expected life of the option	0.76 years	1.48 years	2.49 years

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

As such, these financial statements would be changed as follows:

Consolidated Statement of Operations and Deficit:

	2002	2001	2000

Loss for the year as shown on the financial statements	$(2,107,600)	$(1,025,332)	$(3,943,388)

Increase in loss resulting from charging technology development costs to expense	(34,410)	(82,787)	(566,249)

Loss according to generally accepted accounting principles in the U.S.	(2,142,010)	(1,108,119)	(4,509,637)

Accumulated deficit, beginning of year	(23,131,830)	(21,412,677)	(16,482,777)
	(25,273,840)	(22,520,796)	(20,992,414)
Preferred share dividends	(404,162)	(611,034)	(420,263)

Accumulated deficit end of year according to generally accepted accounting principles in the U.S.	$(25,678,002)	$(23,131,830)	$(21,412,677)

Loss per share - U.S. GAAP	$(0.04)	$(0.03)	$(0.12)

Weighted average number of shares outstanding - U.S. GAAP	56,063,206	41,594,753	38,339,270

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consolidated Balance Sheet:

	2002	2001

Technology development costs as shown on the balance sheet	$4,638,737	$4,604,327

Change as a result of (A) above Reverse capitalization of technology development costs	(4,638,737)	(4,604,327)

Technology development costs according to generally accepted accounting principles in the U.S.	$-	$-

Accumulated deficit as shown on the balance sheet	$(21,039,265)	$(18,527,503)

Change as a result of (A) above
Charge technology development costs of expense	(4,638,737)	(4,604,327)

Accumulated deficit according to generally accepted accounting principles in the U.S.	$(25,678,002)	$(23,131,830)

Consolidated Statement of Stockholders' Equity:

Total

Balance, December 31, 2002 as shown on the consolidated financial statements

Common share capital	$53,546,611
Preferred share capital	2,040,003
Contributed surplus	305,000
Accumulated deficit	(21,039,265)
34,852,349
Increase in net loss due to charging technology development costs to expense	(4,638,737)

Balance, December 31, 2002 according to generally accepted accounting principles in the U.S.	$30,213,612

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company's pro forma information pursuant to SFAS 123 is as follows:

Description of Stock Option Plan

In accordance with the policies of the TSX Venture Exchange the Company may grant stock options to directors, senior officers, employees or contractors in consideration of their providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

	2002	2001	2000

Pro forma net loss	$(2,107,600)	$(1,025,332)	$(3,943,388)

Pro forma net loss per common share	$(0.03)	$(0.01)	$(0.07)

Transactions involving stock options are summarized as follows:

	Stock Options Outstanding	Weighted Average Exercise Price of Options Outstanding

Balance, December 31, 1999	3,447,500	$1.22
Granted	-	-
Exercised	-	-
Expired	(172,500)	$2.25

Balance, December 31, 2000	3,275,000	$0.93
Granted	-	-
Exercised	-	-
Expired	-	-

Balance, December 31, 2001	3,275,000	$1.16
Granted	-	-
Exercised	-	-
Expired	(675,000)	$2.25

Balance, December 31, 2002	2,600,000	$0.88

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Information concerning currently outstanding and exercisable stock options:

	Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

December 31, 2000	$0.88 - $2.25	3,275,000	2.49 years		3,275,000	$0.93

December 31, 2001	$0.88 - $2.25	3,275,000	1.49 years		3,275,000	$1.16

December 31, 2002	All at $0.88	2,600,000	0.76 years		2,600,000	$0.88

2. RESTRICTED CASH

As a condition of the Series 3 Preferred Share Offerings, the Company agreed to deposit with its trust company sufficient funds from the subscription proceeds to fund the dividends payable for a two year period.

3. NOTE RECEIVABLE

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are secured by issuer's license rights to the Company's building technology.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

  CAPITAL ASSETS

	2002	2001

Automotive	$143,226	$143,226
Office furniture and equipment	296,056	292,154
Computer equipment	149,181	114,723
Other machinery and equipment	7,584,265	6,036,787
Patent application costs	2,432,430	2,178,217
License rights	200,000	200,000
Paving	33,508	-
	10,838,666	8,965,107
Accumulated depreciation and amortization	4,012,817	2,420,607

	$6,825,849	$6,544,500

  REAL ESTATE

	2002	2001

Speen Road properties, Surrey
Land and building	$836,980	$836,980

Hopcott Road property, Delta
Land	1,356,527	1,356,527
Site preparation	1,404,553	1,404,553
Construction and design costs	14,786,256	13,586,763
Construction financing	857,206	857,206
Construction permits	135,810	135,810

Other properties
Land	551,571	271,200

	$19,928,903	$18,449,039

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

6. LOANS PAYABLE

	2002	2001

Repayable on January 2, 2003 with interest at 20% per annum	$354,961	$500,000
Repayable on demand at various interest rates	87,500	97,500
	442,461	597,500
Less: Current portion	442,461	97,500

	$-	$500,000

The $442,461 loan payable represents the amount advanced to date on a $2,000,000 credit facility. The loan is secured by a general security agreement.

7. MORTGAGE PAYABLE

	2002	2001

The Company has arranged a conventional first mortgage financing secured by the land and improvements located at Hopcott Road in Delta, British Columbia. Advances under the mortgage bear interest at the rate of prime plus 5%, which is payable monthly. The mortgage is due on March 1, 2003.	$1,868,000	$1,868,000

  LONG TERM DEBT

	2002	2001

CIBC Mortgage Corporation
Repayable $1,815 per month including interest at 7.6% per annum, due February 1, 2003, secured by Speen Road real estate	$197,158	$203,908

CIBC Mortgages Inc.
Advances under this mortgage bear interest at the rate of prime minus 0.5% per annum, payable monthly. The balance is due on July 1, 2005	575,969	592,629

Cove Mortgage Corporation
Interest only at a rate of 14.0% per annum, due February 1, 2004, secured by Speen Road real estate	300,000	-

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

8. LONG TERM DEBT (Continued)

	2002	2001

CIBC Equipment Finance Limited
Repayable $9,950 per month including interest, due July 1, 2004	$187,309	$304,300

GE Capital Canada Inc.
Repayable $47,968 per month including interest at 12% per annum, due December 15, 2003	751,158	1,049,881

T&H Lemont
Repayable US$10,006 per month plus interest at prime plus 2%, due January 15, 2003	15,786	207,193

T&H Lemont
Repayable US$14,010 per month plus interest at prime plus 2%, due September 1, 2004	464,161	736,423

MTC Leasing Inc.
Repayable $4,399 per month including interest at 19.886%, due October 1, 2004	73,352	105,698

MTC Leasing Inc.
Repayable $1,102 per month including interest at 9.533%, due February 1, 2005	24,109	33,670

WS Leasing Ltd.
Repayable $1,790 per month including interest at 18.470%, due October 1, 2005	45,383	54,874

Other
Various smaller lease obligations with a total monthly obligation, including interest, of $5,794 (2001 - $5,658)	92,844	132,285
	2,727,229	3,420,861
Less: Current portion	1,281,569	1,204,554

	$1,445,660	$2,216,307

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

8. LONG TERM DEBT (Continued)

The repayment requirements on the long term debt are as follows:

2003	$1,281,569
2004	$390,310
2005	$40,752
2006	$26,389
2007	$28,353

9. SHARE CAPITAL

a) Series 3 Class A Preferred Shares

The Series 3 Preferred Shares are convertible at the rate of 0.77 of a common share for each Preferred Share. The preferred shares are convertible for a period of two years at the option of the holder. The preferred shares are also convertible at the option of the Company if the closing price of the common shares on the TSX Venture Exchange averages at least $2.50 per Preferred Share. On the second anniversary date of the issuance of the Preferred Shares, the Preferred Shares will be automatically converted into common shares.

Dividends on Series 3 Preferred Shares are cumulative and will accrue at an annual rate equal to 12%. Dividends will be payable in quarterly instalments on each dividend date, subject to legal limits under Canadian law.

b) Escrow Shares

Of the Company's issued and outstanding shares, 19,516,462 are held in escrow to be released on the basis of 1,084,248 shares every six months commencing August 21, 2002, increasing to 2,168,496 every six months commencing February 21, 2004.

c) As at December 31, 2002, the Company had the following outstanding directors' and employees' stock options:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE

2,600,000	$0.88	October 6, 2003

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

d) As at December 31, 2002, the Company had outstanding non-transferable share purchase warrants for the purchase of additional shares as follows:

NUMBER	EXERCISE PRICE		EXPIRY DATE
OF SHARES	YEAR 1	YEAR 2	YEAR 1	YEAR 2

154,000		$1.30		March 9, 2003
651,057		$1.30		June 1, 2003
1,000,000		$0.89		August 17, 2003
1,550,000		$1.30		August 17, 2003
325,500		$1.30		September 8, 2003
6,000,000	$0.28	$0.28	August 16, 2003	August 16, 2004
5,000,000	$0.40	$0.40	August 12, 2003	August 12, 2004
10,000,000	$0.68	$0.68	October 21, 2003	October 21, 2004
2,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
5,000,000	$0.50	$0.50	October 21, 2003	October 21, 2004
1,500,000	$0.38	$0.38	October 21, 2003	October 21, 2004
5,000,000	$0.38	$0.38	October 21, 2004	October 21, 2004

e) As at December 31, 2002, the Company's 65% owned subsidiary, Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), has 11,000 class B preferred shares outstanding, which are redeemable at $100 per share at the option of Canadian Hi-Tech, or after March 1, 1996 at the option of the preferred shareholder who has agreed not to request Canadian Hi-Tech to redeem its shares until all of the performance and escrow shares, referred to in Note 9(b), have been earned out of escrow.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

10. INCOME TAXES

The Company has non-capital losses for income tax purposes of $15,851,136 which may be available to reduce taxable income in future years. The potential benefit of these losses has not been recognized as a future income tax benefit, as currently these amounts are less than likely to be realized. These losses expire as follows:

2003	$1,829,520
2004	2,586,675
2005	2,079,518
2006	2,361,252
2007	3,105,450
2008	1,573,186
2009	2,315,535

$15,851,136

11. RELATED PARTY TRANSACTIONS

a) During the year, a company controlled by an officer was paid management fees of $72,000 (2001 - $72,000). In addition, a company controlled by a member of the family of the same director was paid rent of $78,000 (2001 - $78,000).

b) During the year, the Company paid directors' and officers' fees of $86,745 (2001 - $66,824).

c) Loan payable of $303,892 described in Note 6 is owing to a company controlled by a relative of a director.

d) The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. During the year ended December 31, 2002, $130,000 (2001 - $Nil) was paid pursuant to the terms of the agreement.

e) IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International. As a result, shareholders of the Company will have an opportunity to acquire a direct interest in IHI-International which will hold the right to use the technology in all parts of the world other than Canada.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

12. CONTINGENCIES

a) Builders' liens have been registered against the Company's Hopcott Road Property by the sub-contractors of a contractor engaged by the Company during construction of the Hopcott Road facility. The Company has reached an agreement with the lien holders to discharge the liens on payment to the lien holders of approximately $80,000.

b) Interim agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

c) A demand has been made by General Electric Capital Canada Inc. for payment by the Company of $1,139,668 in relation to the Company's purchase of a Flexible Panel Welding System. Following the demand, $400,000 was released to General Electric Capital Canada Inc. from the letter of credit originally provided by the Company. The Company disputes that its lease contract with General Electric Capital Canada Inc. is in default, and has commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North American Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system.

13. FINANCIAL INSTRUMENTS

a) Fair Value Disclosure

The carrying amounts of certain of the Company's financial instruments, including cash and short term deposits, notes receivable and accrued interest, prepaid expenses, accounts payable and accrued liabilities, and other amounts payable, approximate their fair value due to their short maturities.

The carrying value of long term debt approximates its carrying value since the amounts bear interest at floating market interest rates.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

13. FINANCIAL INSTRUMENTS (Continued)

b) Foreign Currency Risk

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company manages this risk by monitoring these international cash flows.

14. SUBSEQUENT EVENTS

Subsequent to December 31, 2002:

a) The Company repaid, in full, the mortgage detailed in Note 7.

b) The builders' liens described in Note 12(a) were discharged in full.

c) The loan payable, in the amount of $354,961, described in Note 6 was repaid in full.

EXHIBIT INDEX
Type of Document	Document Description	Page
	Consent of Morgan & Company dated May 20, 2003	*
4.1

Memorandum of Understanding dated August 2, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Western province (Jeddah Metropolitan area) as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".

*
4.2

Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Arizona, New Mexico and Nevada as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.3

Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.4

Memorandum of Understanding dated August 3, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Riyadh as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".

*
4.5

Memorandum of Understanding dated August 4, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Dammam as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".

*
4.6	Commitment Letter dated August 26, 2002 between Ronald Nivens & Associates and the Corporation as described in Note 7 of the Unaudited Financial Statements for the year ended December 31, 2002.	*
4.7

Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the South East U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.8

Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in South Central U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.9

Amendment dated August 31, 2002 to Memorandum of Understanding dated November 3, 2001 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of New York, New Jersey and Pennsylvania as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".

*
4.10

Memorandum of Understanding dated October 26, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of Michigan and Illinois as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.11

Memorandum of Understanding dated January 13, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the Greater Hashemite Kingdom of Jordan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.12

Memorandum of Understanding dated January 14, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in France as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.13

Memorandum of Understanding dated January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.

*
4.14

Amendment to the International License Agreement dated May 9, 2003 providing for, among other things, the intention of the Corporation to distribute Common Shares of IHI International, not earlier than December 31, 2004 and in accordance with applicable securities laws as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology".

*
4.15

Amendment dated May 9, 2003 to Memoranda of Understanding dated August 2, August 31 and October 26, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint ventures in the States of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, the South East U.S. Region (covering the States of Florida, Georgia, Alabama, Mississippi, North Caroline and South Carolina), the South Central U.S. Region (covering the States of Texas, Oklahoma, Arkansas and Louisiana) and the States of Illinois and Michigan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".

*
4.16

Amendment dated May 9, 2003 to Memoranda of Understanding dated January 13, January 14 and January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint ventures in The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".

*

EXHIBIT Consent of Morgan & Company dated MAY 20, 2003

Morgan & Company
Chartered Accountants

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use of our Auditors' Report, dated May 5, 2003, appearing on page 74 of International Hi-Tech Industries Inc.'s Annual Report on Form 20-F for the year ended December 31, 2002. We also consent to the application of such report to the Financial Statement Schedules for the threes years ended December 31, 2002 listed under item 18 of the Form 20-F, when such schedules are read in conjunction with the Financial Statements referred to in our Auditors' Report.

Vancouver, Canada

/s/ Morgan & Company
Chartered Accountants

May 20, 2003

EXHIBIT 4.1

Memorandum of Understanding dated August 2, 2002 between IHI International Holdings Ltd. and the Saudi Joint Venture Company with respect to the proposed joint venture in the Region of Western Provinces (Jeddah Metropolitan Area)

INTERIM AGREEMENT

Between

August 2, 2002

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

The Saudi Joint Venture Company

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - KINGDOM OF SAUDI ARABIA #1

Dear Sirs,

We intend to enter into a business venture with you in the region of Western province (JEDDAH Metropolitan area) covering 1/3 of the Kingdom of Saudi Arabia with the 1st right of refusal for the rest of the Kingdom (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $12,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of August 5th 2002 and the establishment of the Joint Venture. With respect to the US $12,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture (which will occur on, or before October 30th, 2002), US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent"). All above should be paid by an irrevocable L/C to IHI established on or before October 30th, 2002

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan 9 (a copy of which has been given to the Second Party).

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:

(a) Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built. This condition is to the sole benefit of IHI and it can be waived in part or in full by IHI without notice and at any time.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI in full as an irrevocable payment of US $1,000,000 ( i.e. The License fee in full).

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.
  Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $12,000,000 for the factory) will be subject to IHI obtaining necessary local certification for the customized panel-based structures to be produced by the Joint Venture equivalent to the current certification and testing established by IHI in North America.

Copies of existing testing reports have been provided to the SECOND PARTY by IHI.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within 4 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 8 months after the establishment of the Joint Venture or 8 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the later. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

11. Special Conditions:
  As a unique bonus IHI will deliver a factory as per attached Revised IHI Factory Plan dated August 2, 2002
  For clarity the shipping costs of IHI panels and trusses of the IHI Factory should be covered by both parties, 51% and 49%, respectively.

c) For clarity all taxes, fees and import duties, if applicable, should be covered by both parties, 51% and 49%, respectively.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ The Saudi Joint Venture Company
The Saudi Joint Venture Company

EXHIBIT 4.2

Memorandum of Understanding dated August 2, 2002 between IHI International Holdings Ltd. and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Arizona, New Mexico and Nevada

INTERIM AGREEMENT

August 2, 2002

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

EARTHQUAKE RESISTANCE STRUCTURES INC.
C/O 1 Battery Park Plaza, 9th Floor,
New York, NY 10004 - 1486,
USA

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - Territory: The States of: Arizona, New Mexico and Nevada - USA,

Dear Sirs,

We intend to enter into a business venture with you in the States of: Arizona, New Mexico and Nevada (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $11,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of December 31st, 2007 and the establishment of the Joint Venture. A payment of US $100,000 on account of the US $1,000,000 for the license fee is payable on, or before December 31st ,2002. (This date may be postponed upon IHI's approval). With respect to the US $11,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture, US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent").

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan.

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:

(a) Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI one payment of US$100,000 as per item 3 above.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.

(f) Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $11,000,000 for the factory) will be subject to IHI obtaining local certification for the customized panel-based structures to be produced by the Joint Venture.
  This agreement is subject to:

(i) The TSX Venture Exchange's approval on or before April 30th 2003. The above date may be extended upon approval of THE SECOND PARTY

(ii) IHI and International Hi-Tech Industries Inc. "IHI Group) (international Hi-Tech Industries Inc. being the majority owner of IHI) encountering no major material changes in its senior management personnel, business, financial affairs and technology protection including maintaining the existing patents in good standing for the above territory. If the IHI group is in default with any of the above (prior to completion of the 6(f) above), THE SECOND PARTY has the right to cancel this agreement and the IHI Group has to reimburse THE SECOND PARTY with the initial down payment (s) plus a payment of 20% compounded annually calculated from the date(s) of the initial payments) as a full settlement for THE SECOND PARTY. IHI Group has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within a period of time agreeable to both parties but not before 24 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 9 months after the establishment of the Joint Venture or 9 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the latter. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: "Hilda G. Abi-Rached"
Earthquake Resistance Structures Inc.
Mrs. Hilda G. Abi-Rached
President

EXHIBIT 4.3

Memorandum of Understanding dated August 2, 2002 between IHI International Holdings Ltd. and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in New England and the states of maine, vermont, new hampshire, massachusetts, rhode island and connecticut - usa

INTERIM AGREEMENT

August 2, 2002

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

EARTHQUAKE RESISTANCE STRUCTURES INC.
C/O 1 Battery Park Plaza, 9th Floor,
New York, NY 10004 - 1486,
USA

(hereunder referred to as "THE SECOND PARTY")

Re Interim Agreement - Territory: New England: States: of Maine, Vermont,
New Hampshire, Massachusetts, Rhode Island and Connecticut - USA,

Dear Sirs,

We intend to enter into a business venture with you in New England: States of: Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $11,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of December 31st, 2007 and the establishment of the Joint Venture. A payment of US $100,000 on account of the US $1,000,000 for the license fee is payable on or before December 31st ,2002. (This date may be postponed upon IHI's approval). With respect to the US $11,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture, US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent").

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan.

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:
  Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI one payment of US$100,000 as per item 3 above.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.

(f) Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $11,000,000 for the factory) will be subject to IHI obtaining local certification for the customized panel-based structures to be produced by the Joint Venture.
  This agreement is subject to:

(i) The TSX Venture Exchange's approval on or before April 30th 2003. The above date may be extended upon approval of THE SECOND PARTY

(ii) IHI and International Hi-Tech Industries Inc. "IHI Group) (international Hi-Tech Industries Inc. being the majority owner of IHI) encountering no major material changes in its senior management personnel, business, financial affairs and technology protection including maintaining the existing patents in good standing for the above territory. If the IHI group is in default with any of the above (prior to completion of the 6(f) above), THE SECOND PARTY has the right to cancel this agreement and the IHI Group has to reimburse THE SECOND PARTY with the initial down payment (s) plus a payment of 20% compounded annually calculated from the date(s) of the initial payments) as a full settlement for THE SECOND PARTY. IHI Group has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within a period of time agreeable to both parties but not before 24 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 9 months after the establishment of the Joint Venture or 9 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the latter. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ Hilda Abi-Rached
Earthquake Resistance Structures Inc.
Mrs. Hilda G. Abi-Rached
President

EXHIBIT 4.4

Memorandum of Understanding dated August 3, 2002 between IHI International Holdings Ltd. and the Saudi Joint Venture Company with respect to the proposed joint venture in the Region of Riyadh

INTERIM AGREEMENT

Between

August 3, 2002

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

The Saudi Joint Venture Company

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - KINGDOM OF SAUDI ARABIA #2

Dear Sirs,

We intend to enter into a business venture with you in the region of RIYADH covering 1/3 of the Kingdom of Saudi Arabia (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $12,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI. See, please, section 6(c) for special discount). The license fee must be paid to IHI in whole on the earlier of October 30th , 2002 and the establishment of the Joint Venture. With respect to the US $12,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture (which will occur on, or before October 30th, 2004), US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent"). All above should be paid by an irrevocable L/C to IHI established on or before October 30th, 2004

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan 9 (a copy of which has been given to the SECOND PARTY).

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:

(a) Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built. This condition is to the sole benefit of IHI and it can be waived in part or in full by IHI without notice and at any time.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI in full as an irrevocable payment of US $500,000, if paid on or before October 30th 2002 or else it will be US$1,000,000, to cover the full License Fee.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.
  Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $12,000,000 for the factory) will be subject to IHI obtaining necessary local certification for the customized panel-based structures to be produced by the Joint Venture equivalent to the current certification and testing established by IHI in North America.

Copies of existing testing reports have been provided to the SECOND PARTY by IHI.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within 4 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 8 months after the establishment of the Joint Venture or 8 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the later. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

11. The above Agreement should be read in conjunction with the August 2nd, 2002 Agreement between both parties.
  Special Conditions:
  As a unique bonus IHI will deliver a factory as per attached Revised IHI Factory Plan dated August 2, 2002
  For clarity the shipping costs of IHI panels and trusses of the IHI Factory should be covered by both parties, 51% and 49%, respectively.

c) For clarity all taxes, fees and import duties should be covered by both parties, 51% and 49%, respectively.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ The Saudi Joint Venture Company
The Saudi Joint Venture Company

EXHIBIT 4.5

Memorandum of Understanding dated August 4, 2002 between IHI International Holdings Ltd. and the Saudi Joint Venture Company with respect to the proposed joint venture in the Region of Dammam

INTERIM AGREEMENT

Between

August 4, 2002

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

The Saudi Joint Venture Company

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - KINGDOM OF SAUDI ARABIA #3

Dear Sirs,

We intend to enter into a business venture with you in the region of DAMMAN covering the rest of the Kingdom of Saudi Arabia (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $12,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of October 30th , 2002 and the establishment of the Joint Venture. With respect to the US $12,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture (which will occur on, or before October 30th, 2006), US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent"). All above should be paid by an irrevocable L/C to IHI established on or before October 30th, 2006

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan 9 (a copy of which has been given to the SECOND PARTY).

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:

(a) Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built. This condition is to the sole benefit of IHI and it can be waived in part or in full by IHI without notice and at any time.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI in full as an irrevocable payment of US $500,000, if paid on or before October 30th 2002 or else it will be US$1,000,000 to cover the full License Fee.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.
  Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $12,000,000 for the factory) will be subject to IHI obtaining necessary local certification for the customized panel-based structures to be produced by the Joint Venture equivalent to the current certification and testing established by IHI in North America.

Copies of existing testing reports have been provided to the SECOND PARTY by IHI.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within 4 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 8 months after the establishment of the Joint Venture or 8 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the later. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

11. The above Agreement should be read in conjunction with the August 2, 2002 and August 3, 2002 Agreements between both parties.

12. Special Conditions:

a) As a unique bonus IHI will deliver a factory as per attached Revised IHI Factory Plan dated August 2, 2002
  For clarity the shipping costs of IHI panels and trusses of the IHI Factory should be covered by both parties, 51% and 49%, respectively.

c) For clarity all taxes, fees and import duties should be covered by both parties, 51% and 49%, respectively.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ The Saudi Joint Venture Company
The Saudi Joint Venture Company

EXHIBIT 4.6 Commitment Letter dated August 26, 2002 between Ronald Nivens & Associates and the Corporation

Ronald Niven & Associates
Mortgage Realty Group Ltd.
#200 - 1687 West Broadway, Vancouver, British Columbia, V6J 1X2 Telephone (604) 734-0322 / Facsimile (604) 734-8484
e-mail: rniven@netcom.ca

August 26, 2002

International Hi-Tech Industries Inc.
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Dear Sirs:

RE: 7393 Hopcott Road, Delta, B.C.

The mortgage made by you to Highland Pacific Mortgage Corporation, Olympus Mortgage Investment Corporation, Whiteshore Investments Ltd. and Thomas Downie Holdings Ltd. charging the above noted property to secure repayment of $2,500,000.00 plus any accrued interest was renewed September 1, 2000 with a face amount not to exceed $1,900,000.00 and matures on September 1, 2002. Your Lenders have agreed to extend the maturity date of this mortgage from the first day of September, 2002 until the first day of March, 2003 provided; the face amount of the renewed mortgage will not exceed $1,900,000.00; a renewal fee in the amount of $9,500.00 is paid to the Lenders; a processing fee of $2,000.00 is paid to Ronald Niven & Associates Mortgage Realty Group Ltd.; that acceptable proof is provided by the borrowers that the property taxes are current; and upon all the terms of the mortgage and on the conditions that the covenantors to the mortgage give their consent. The interest rate will remain at Prime + 5% calculated daily and compounded monthly not in advance. The Prime rate is that quoted by the Toronto Dominion Bank, 700 West Georgia Street, Vancouver, B.C.

If you wish to extend the term of the mortgage on the above terms and conditions please sign and return the enclosed copy of this letter and your cheque in the amount of $11,500.00 payable to Ronald Niven & Associates In Trust.

This offer to renew expires Friday, August 31, 2002.

Yours truly,

RONALD NIVEN & ASSOCIATES MORTGAGE REALTY GROUP LTD.

/s/ Ronald Niven

Ronald Niven, FR R.I.(B.C.) CRF

The undersigned wishes the mortgage term to be extended on the above conditions. Our cheque in the amount of $11,500.00 is enclosed.

DATED THIS 27th day of August, 2002.

The undersigned convenantors to the above mentioned mortgage consent to the above extension and agree to the mortgage as extended.

/s/ Roger Abou-Rached
Roger Abou-Rached, Covenantor

EXHIBIT 4.7

Memorandum of Understanding dated August 31, 2002 between IHI International Holdings Ltd. and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the South East U.S. Region

INTERIM AGREEMENT

August 31, 2002

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

EARTHQUAKE RESISTANCE STRUCTURES INC.
C/O 1 Battery Park Plaza, 9th Floor,
New York, NY 10004 - 1486,
USA

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - Territory: South East US Region: The States of: Florida,
Georgia, Alabama, Mississippi, North & South Carolina - USA,

Dear Sirs,

We intend to enter into a business venture with you in: South East US Region: The States of: Florida, Georgia, Alabama, Mississippi, North & South Carolina (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $11,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of December 31st, 2007 and the establishment of the Joint Venture. A payment of US $100,000 on account of the US $1,000,000 for the license fee is payable on or before December 31st ,2002. (This date may be postponed upon IHI's approval). With respect to the US $11,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture, US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent").

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan.

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:
  Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI one payment of US$100,000 as per item 3 above.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.

(f) Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $11,000,000 for the factory) will be subject to IHI obtaining local certification for the customized panel-based structures to be produced by the Joint Venture.
  This agreement is subject to:

(i) The TSX Venture Exchange's approval on or before April 30, 2003. The above date may be extended upon approval of THE SECOND PARTY

(ii) IHI and International Hi-Tech Industries Inc. "IHI Group) (international Hi-Tech Industries Inc. being the majority owner of IHI) encountering no major material changes in its senior management personnel, business, financial affairs and technology protection including maintaining the existing patents in good standing for the above territory. If the IHI group is in default with any of the above (prior to completion of the 6(f) above), THE SECOND PARTY has the right to cancel this agreement and the IHI Group has to reimburse THE SECOND PARTY with the initial down payment (s) plus a payment of 20% compounded annually calculated from the date(s) of the initial payments) as a full settlement for THE SECOND PARTY. IHI Group has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within a period of time agreeable to both parties but not before 24 months after the signature of this Interim Agreement.

The will be manufactured and shipped to site, within a time-frame of 9 months after the establishment of the Joint Venture or 9 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the latter. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ Hilda G. Abi-Rached
Earthquake Resistance Structures Inc.
Mrs. Hilda G. Abi-Rached
President

EXHIBIT 4.8

Memorandum of Understanding dated August 31, 2002 between IHI International Holdings Ltd. and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the South Central U.S. Region

INTERIM AGREEMENT

August 31, 2002

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

EARTHQUAKE RESISTANCE STRUCTURES INC.
C/O 1 Battery Park Plaza, 9th Floor,
New York, NY 10004 - 1486,
USA

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - Territory South Central US Region: The States of: Texas, Oklahoma, Arkansas and Louisiana - USA,

Dear Sirs,

We intend to enter into a business venture with you in: South Central US Region: The States of Texas, Oklahoma, Arkansas and Louisiana (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $11,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of December 31st, 2007 and the establishment of the Joint Venture. A payment of US $100,000 on account of the US $1,000,000 for the license fee is payable on or before December 31st ,2002. (This date may be postponed upon IHI's approval). With respect to the US $11,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture, US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent").

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan.

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:
  Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI one payment of US$100,000 as per item 3 above.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.

(f) Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $11,000,000 for the factory) will be subject to IHI obtaining local certification for the customized panel-based structures to be produced by the Joint Venture.
  This agreement is subject to:

(i) The TSX Venture Exchange's approval on or before April 30, 2003. The above date may be extended upon approval of THE SECOND PARTY

(ii) IHI and International Hi-Tech Industries Inc. "IHI Group) (international Hi-Tech Industries Inc. being the majority owner of IHI) encountering no major material changes in its senior management personnel, business, financial affairs and technology protection including maintaining the existing patents in good standing for the above territory. If the IHI group is in default with any of the above (prior to completion of the 6(f) above), THE SECOND PARTY has the right to cancel this agreement and the IHI Group has to reimburse THE SECOND PARTY with the initial down payment (s) plus a payment of 20% compounded annually calculated from the date(s) of the initial payments) as a full settlement for THE SECOND PARTY. IHI Group has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within a period of time agreeable to both parties but not before 24 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 9 months after the establishment of the Joint Venture or 9 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the latter. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ Hilda G. Abi-Rached
Earthquake Resistance Structures Inc.
Mrs. Hilda G. Abi-Rached
President

EXHIBIT 4.9 Amendment dated August 31, 2002 to Memorandum of Understanding dated November 3, 2001 between IHI International and Earthquake Resistance Structures

AMENDMENT TO
INTERIM AGREEMENT DATED NOVEMBER 3, 2001

August 31st, 2002

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

Earthquake Resistance Structures Inc.
C/O 1 Battery Park Plaza, 9th Floor,
New York, NY 10004 - 1486
USA

(hereunder referred to as "THE SECOND PARTY")

The Reference item should read as follows:

Re: Interim Agreement - Territory (States of New York, New Jersey and Pennsylvania )
- USA + Additional Factory

Instead of:

Re: Interim Agreement - Territory (States of New York and New Jersey) - USA

Item 1. "The Business" of page 1 should read as follows:

1. "The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, with the SECOND PARTY's option to establish another factory with identical terms and conditions as those of the first factory described in this agreement, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory. THE SECOND PARTY has the option, prior to December 31st, 2006 to establish another Joint Venture Factory in the above Territory based on the same terms and conditions as the J.V. Factory below"

Instead of:

1. "The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory."

All other terms and conditions will remain the same.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ Hilda G. Abi-Rached
Earthquake Resistance Structures
Mrs. Hilda G. Abi-Rached
President

EXHIBIT 4.10

Memorandum of Understanding dated October 26, 2002 between IHI International Holdings Ltd. and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of Michigan and Illinois

INTERIM AGREEMENT

October 26, 2002

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

EARTHQUAKE RESISTANCE STRUCTURES INC.
C/O 1 Battery Park Plaza, 9th Floor,
New York, NY 10004 - 1486,
USA

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - Territory: The States of Illinois and Michigan - USA,

Dear Sirs,

We intend to enter into a business venture with you in: the States of: Illinois and Michigan (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $11,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of December 31st, 2008 and the establishment of the Joint Venture. A payment of US $100,000 on account of the US $1,000,000 for the license fee is payable on or before March 31st ,2003. (This date may be postponed upon IHI's approval). With respect to the US $11,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture, US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent").

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan.

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:
  Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI one payment of US$100,000, as per item 3 above.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.

(f) Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $11,000,000 for the factory) will be subject to IHI obtaining local certification for the customized panel-based structures to be produced by the Joint Venture.
  This agreement is subject to:

(i) The TSX Venture Exchange's approval on or before April 30th 2003. The above date may be extended upon approval of THE SECOND PARTY

(ii) IHI and International Hi-Tech Industries Inc. "IHI Group) (international Hi-Tech Industries Inc. being the majority owner of IHI) encountering no major material changes in its senior management personnel, business, financial affairs and technology protection including maintaining the existing patents in good standing for the above territory. If the IHI group is in default with any of the above (prior to completion of the 6(f) above), THE SECOND PARTY has the right to cancel this agreement and the IHI Group has to reimburse THE SECOND PARTY with the initial down payment (s) plus a payment of 20% compounded annually calculated from the date(s) of the initial payments) as a full settlement for THE SECOND PARTY. IHI Group has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within a period of time agreeable to both parties but not before 24 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 9 months after the establishment of the Joint Venture or 9 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the latter. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ Hilda G. Abi-Rached
Earthquake Resistance Structures Inc.
Mrs. Hilda G. Abi-Rached
President

EXHIBIT 4.11

Memorandum of Understanding dated January 13, 2003 between IHI International Holdings Ltd. and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the Greater Hashemite Kingdom of Jordan

INTERIM AGREEMENT

January 13, 2003

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

GARMECO INTERNATIONAL CONSULTING ENGINEERS S.A.L.
C/O 669 Corniche du Fleuve,
Place Du Musee, PO Box 1162211
Beirut,
Lebanon

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - Territory: The Greater Hashemite Kingdom of Jordan,

Dear Sirs,

We intend to enter into a business venture with you in: The Greater Hashemite Kingdom of Jordan (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $11,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of December 31st, 2008 and the establishment of the Joint Venture. A payment of US $100,000 on account of the US $1,000,000 for the license fee is payable on or before January 15th ,2003. (This date may be postponed upon IHI's approval). With respect to the US $11,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture, US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent").

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan.

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:
  Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI one payment of US$100,000 as per item 3 above.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.

(f) Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $11,000,000 for the factory) will be subject to IHI obtaining local certification for the customized panel-based structures to be produced by the Joint Venture.
  This agreement is subject to:

(i) The TSX Venture Exchange's approval on or before April 30th ,2003. The above date may be extended upon approval of THE SECOND PARTY

(ii) IHI and International Hi-Tech Industries Inc. "IHI Group) (international Hi-Tech Industries Inc. being the majority owner of IHI) encountering no major material changes in its senior management personnel, business, financial affairs and technology protection including maintaining the existing patents in good standing for the above territory. If the IHI group is in default with any of the above (prior to completion of the 6(f) above), THE SECOND PARTY has the right to cancel this agreement and the IHI Group has to reimburse THE SECOND PARTY with the initial down payment (s) plus a payment of 20% compounded annually calculated from the date(s) of the initial payments) as a full settlement for THE SECOND PARTY. IHI Group has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within a period of time agreeable to both parties but not before 24 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 9 months after the establishment of the Joint Venture or 9 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the latter. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ George Abi-Rached
Garmeco International Consulting Engineers S.A.L.
Prof. George Abi-Rached
President

EXHIBIT 4.12

Memorandum of Understanding dated January 14, 2003 between IHI International Holdings Ltd. and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in France

INTERIM AGREEMENT

January 14, 2003

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

GARMECO INTERNATIONAL CONSULTING ENGINEERS S.A.L.
C/O 669 Corniche du Fleuve,
Place Du Musee, PO Box 1162211
Beirut,
Lebanon

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - Territory: The Republic of France (excluding: Alsace, Lorraine and Champagne-Ardenne)

Dear Sirs,

We intend to enter into a business venture with you in: France (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $11,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of December 31st, 2008 and the establishment of the Joint Venture. A payment of US $100,000 on account of the US $1,000,000 for the license fee is payable on or before January 15th ,2003. (This date may be postponed upon IHI's approval). With respect to the US $11,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture, US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent").

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan.

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:
  Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built.
  Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI one payment of US$100,000 as per item 3 above.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.

(f) Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $11,000,000 for the factory) will be subject to IHI obtaining local certification for the customized panel-based structures to be produced by the Joint Venture.
  This agreement is subject to:

(i) The TSX Venture Exchange's approval on or before April 30th 2003. The above date may be extended upon approval of THE SECOND PARTY

(ii) IHI and International Hi-Tech Industries Inc. "IHI Group) (international Hi-Tech Industries Inc. being the majority owner of IHI) encountering no major material changes in its senior management personnel, business, financial affairs and technology protection including maintaining the existing patents in good standing for the above territory. If the IHI group is in default with any of the above (prior to completion of the 6(f) above), THE SECOND PARTY has the right to cancel this agreement and the IHI Group has to reimburse THE SECOND PARTY with the initial down payment (s) plus a payment of 20% compounded annually calculated from the date(s) of the initial payments) as a full settlement for THE SECOND PARTY. IHI Group has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within a period of time agreeable to both parties but not before 24 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 9 months after the establishment of the Joint Venture or 9 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the latter. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached"
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ George Abi-Rached"
Garmeco International Consulting Engineers S.A.L.
Prof. George Abi-Rached
President

EXHIBIT 4.13

Memorandum of Understanding dated January 15, 2003 between IHI International Holdings Ltd. and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the United Kingdom

INTERIM AGREEMENT

January 15, 2003

Between

IHI INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

GARMECO INTERNATIONAL CONSULTING ENGINEERS S.A.L.
C/O 669 Corniche du Fleuve,
Place Du Musee, PO Box 1162211
Beirut,
Lebanon

(hereunder referred to as "THE SECOND PARTY")

Re: Interim Agreement - Territory: The United Kingdom

Dear Sirs,

We intend to enter into a business venture with you in: The United Kingdom (the "Territory") that would involve the use of certain technology licensed to IHI. The purpose of this letter is to confirm our mutual agreement to negotiate in good faith towards formalizing a business relationship on the terms set out herein.

1. The Business The business to be established will involve the fabrication and operation of one licensed IHI Factory in the Territory, to manufacture components for modular customized panel-based structures. The business will also manage the sale and construction of modular customized panel-based structures in the Territory.

2. The Structure We presently consider that a Joint Venture involving IHI (or an affiliate holding the same technology rights) and THE SECOND PARTY is the most appropriate structure for undertaking the proposed business in the Territory. Further consideration of legal and tax implications may lead us to consider a partnership or a jointly owned corporation but for the purposes of this letter we will refer to the operating entity as the "Joint Venture".

IHI will have a 51% interest in the Joint Venture territory while THE SECOND PARTY will have a 49% interest.

3. Joint Venture Contribution by THE SECOND PARTY and Payment to IHI

THE SECOND PARTY will be responsible for contributing US $11,000,000 to IHI for the benefit of the Joint Venture for the factory (in addition to the US $1,000,000 license fee for the factory which is payable to IHI). The license fee must be paid to IHI in whole on the earlier of December 31st, 2008 and the establishment of the Joint Venture. A payment of US $100,000 on account of the US $1,000,000 for the license fee is payable on or before June 30th ,2003. (This date may be postponed upon IHI's approval). With respect to the US $11,000,000 to be contributed for the benefit of the Joint Venture by THE SECOND PARTY, and paid directly to IHI, the payment schedule shall be as follows: US $1,000,000 is payable upon establishment of the Joint Venture, US $3,300,000 is payable two months after the formation of the Joint Venture, a further US $2,200,000 is payable upon shipment of the panels necessary to construct the Joint Venture's factory, a further US $2,600,000 upon shipment of the equipment for the factory and the balance of US $2,900,000 on substantial completion of the factory. (see "Conditions Precedent").

The establishment of the Joint Venture will be conditional upon IHI being highly confident of THE SECOND PARTY's proven ability to provide such funding within the required time frame (see "Conditions Precedent"). THE SECOND PARTY shall have the exclusive rights to negotiate with IHI for the establishment of the Joint Venture in the Territory unless THE SECOND PARTY is unable to meet the "Conditions Precedent".

4. IHI will license the Technology Sub-license, attached hereto, exclusive for the Territory to permit the Joint Venture to utilize the building process held under license by IHI in its business of manufacturing, selling and constructing modular customized panel-based structures. The license will provide at no additional cost to the Joint Venture for access to all know-how and future refinements relating to the technology of IHI (other than the computer program developed by RAR Consultants Ltd. that allows architectural drawings to be used as a basis for determining panel size and configuration).

5. IHI will provide all technical expertise required to plan, construct and operate the proposed factory in a manner that will permit construction by the Joint Venture of sufficient volumes of panels to meet the projections contained in the Luxembourg Joint Venture Business Plan.

For clarity, THE SECOND PARTY will have full control (either directly or indirectly through the Joint Venture) of, and responsibility for the establishment and ongoing local operations of the business of the Joint Venture, provided such business is operated under procedures, and applying specifications, established by IHI from time to time (which procedures and specifications will relate to the protection of the integrity of the IHI technology and the fundamental nature of the Joint Venture's business, including pricing and the selection of raw materials) and which procedures and specifications are referred to herein as the "Procedures and Specifications".

Representatives of IHI may be engaged as consultants of the Joint Venture, but ultimate control, subject to the Procedures and Specifications, will rest with THE SECOND PARTY. IHI will, however, have unrestricted access to all places of business of, and information concerning, the Joint Venture.

6. Conditions Precedent We believe that several conditions must be met before the joint Venture is formally established. These include the following:
  Business Plan THE SECOND PARTY must complete, and IHI must identify content requirements and not unreasonably withhold acceptance for a detailed business plan (the "Business Plan") including all matters that are, or could be, material to the business for the establishment and operation of the Joint Venture and for the acquisition of land on which the factory will be built.

(b) Due Diligence In addition to final approval of the Business Plan, IHI intends to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the Joint Venture. In order to enlist your support in these considerations we have set out some of those issues below:

(i) Restrictions that might affect the import of materials (including the "show home") and individuals in the Territory;

(ii) taxation, workers compensation, environment funds and other regulations that might affect the costs associated with the Joint Venture's business; and

(iii) withholding taxes, currency export restrictions and any other regulations that may, affect the ability of IHI International (or its associates) to withdraw profits, loans and other entitlements from the Territory, and

(iv) the proposed manner by which THE SECOND PARTY will raise the amount required to be contributed to the Joint Venture.

(c) Initial Payment IHI wishes to proceed with its due diligence and the preparation of formal legal documents as soon as is possible. Upon signing the interim agreement, and in order to induce IHI to enter into this interim agreement and to negotiate in good faith the formal business arrangement on the terms described herein, THE SECOND PARTY shall pay to IHI one payment of US$100,000 as per item 3 above.

(d) Regulatory Approval All necessary regulatory approvals are obtained by IHI including approval by securities regulators of the transfer of the technology described herein to the Joint Venture and of the arrangements described herein.

(e) Formal Documentation The establishment of the Joint Venture will be subject to the approval by the parties to this agreement and execution of formal documentation. Formal documentation would include the Technology Sub-license agreement and all necessary management, employment and related agreements. The official documentation will include the respective status of the two parties for the establishment of the Joint Venture.

(f) Certification The establishment of the Joint Venture (and, therefore, the payment of the US $1,000,000 to IHI upon the establishment of the Joint Venture as part of the total contribution by THE SECOND PARTY of US $11,000,000 for the factory) will be subject to IHI obtaining local certification for the customized panel-based structures to be produced by the Joint Venture.
  This agreement is subject to:

(i) The TSX Venture Exchange's approval on or before April 30, 2003. The above date may be extended upon approval of THE SECOND PARTY

(ii) IHI and International Hi-Tech Industries Inc. "IHI Group) (international Hi-Tech Industries Inc. being the majority owner of IHI) encountering no major material changes in its senior management personnel, business, financial affairs and technology protection including maintaining the existing patents in good standing for the above territory. If the IHI group is in default with any of the above (prior to completion of the 6(f) above), THE SECOND PARTY has the right to cancel this agreement and the IHI Group has to reimburse THE SECOND PARTY with the initial down payment (s) plus a payment of 20% compounded annually calculated from the date(s) of the initial payments) as a full settlement for THE SECOND PARTY. IHI Group has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

7. Timetable Subsequent to the signing of the Interim Agreement, the parties will jointly establish a schedule for the implementation of the above.

IHI is prepared to allocate sufficient resources to see to the implementation of the proposal in a timely fashion as soon as IHI is satisfied that the Business Plan is viable and economically realistic and that THE SECOND PARTY's financial commitments can reasonably be met.

The Business Plan should be prepared by THE SECOND PARTY, and then reviewed and approved by IHI within a period of time agreeable to both parties but not before 24 months after the signature of this Interim Agreement.

The factory will be manufactured and shipped to site, within a time-frame of 9 months after the establishment of the Joint Venture or 9 months after obtaining the necessary building permits for the construction of the factory on a site in the Territory, whichever the latter. THE SECOND PARTY and IHI will enter into an agreement pursuant to which IHI will arrange for the manufacture and shipment of the factory to the site.

8. Confidentiality Except as required by law or the policies of the stock exchange on which shares of either of the parties (or their respective affiliates) are listed, neither IHI nor THE SECOND PARTY will make any public or other disclosure of the existence of this letter or any of the particulars contained in it without the prior written consent of the other being given. THE SECOND PARTY acknowledges that they understand that the unauthorized disclosure by THE SECOND PARTY could cause substantial and irreparable harm to IHI.

9. Governing Law This Agreement will be governed by the laws of Bermuda, and the parties hereby irrevocably attorn to the courts of Bermuda.

10. Interpretation: Rule of Construction That Ambiguities are to be Construed Against the Drafter Not Applicable. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore agree that the rule of construction that ambiguities shall be construed against the drafter shall not be applicable.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ George Abi-Rached
Garmeco International Consulting Engineers S.A.L.
Prof. George Abi-Rached
President

EXHIBIT 4.14 Amendment to the International License Agreement dated May 9, 2003

International Hi-Tech Industries Inc.
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

May 9, 2003

R.A.R. Consultants Ltd.
IHI International Holdings Ltd.
Mr. Roger A. Rached
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Dear Sirs:

Acquisition of Technology

We refer to a letter (the "Letter Agreement") dated October 3, 1994 from International Hi-Tech Industries Inc. ("IHI-Canada") to R.A.R. Consultants Ltd. ("RAR Consultants") concerning the licensing of the world-wide, non-Canadian rights to the Technology (as defined in the Letter Agreement) to a subsidiary of IHI-Canada ("IHI-International"). We also refer to a license agreement (the "World-Wide License Agreement") dated October 4, 1994 among RAR Consultants, IHI-International and Roger A. Rached giving effect, in part, to the terms of the Letter Agreement. We finally refer to a letter (the "Second Letter Agreement") dated June 20, 1995 from IHI-Canada to RAR Consultants, Canadian Hi-Tech Manufacturing Ltd., IHI-International and to Mr. Roger A. Rached. We also refer to letters dated July 16, 1998, May 17, 1999 and September 8, 2000.

The Letter Agreement contemplated that IHI-Canada would make available to its shareholders the right to acquire shares of IHI-International which would afford a more direct participation in the development of the non-Canadian Technology for those shareholders. However the proposed distribution of securities required certain regulatory orders that have been sought but not obtained by IHI-Canada. In the result, and pursuant to the Second Letter Agreement, IHI-Canada and RAR Consultants agreed to waive the condition contained in the Letter Agreement concerning this proposed distribution of securities of IHI-International and all matters which related to the proposed distribution such as the filing of a prospectus on behalf of IHI-International. Pursuant to the Second Letter Agreement, IHI-Canada agreed to continue to use reasonable efforts to accomplish the results originally contemplated under the Letter Agreement but the license of the non-Canadian Technology was no longer subject to the proposed distribution of securities being completed. IHI-Canada wishes to reiterate that it will continue to use reasonable efforts to accomplish the results originally contemplated under the Letter Agreement and, in this regard, confirms its intention to cause IHI-International to become a reporting company in fiscal 2004 and to offer its holders of common shares of IHI-Canada, no earlier than December 31, 2004 and consistent with applicable securities laws, common shares of IHI-International.

Please signify your agreement with the terms and conditions contained in this letter by endorsing a copy of this letter and returning it to this office.

Yours truly,

International Hi-Tech Industries Inc.

Per: /s/ Thomas Po

Terms and conditions agreement to: Terms and conditions agree to:

R.A.R. Consultants Ltd.

Per: /s/ Roger A. Rached /s/ Roger A. Rached
Roger A. Rached

Terms and conditions agreed to:

IHI International Holdings Ltd.

Per: /s/ Roger A. Rached

EXHIBIT 4.15 Amendment dated may 9, 2003 to memoranda of understanding dated august 2, august 31 and october 26, 2002 between ihi international and earthquake resistance structures

IHI-INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
HAMILTON, BERMUDA,
HMDX

May 9, 2003

Earthquake Resistance Structures Inc.
c/o 1 Battery Park Plaza, 9th Floor
New York, NY
U.S.A. 10004-1486

Attention: Hilda Abou-Rached, President

Dears Sirs:

Reference is made to the various Interim Agreements between IHI-International Holdings Ltd. ("IHI-International") and Earthquake Resistance Structures Inc. ("ERSI") with respect to the proposed joint ventures in the States of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, the South East U.S. Region (covering the States of Florida, Georgia, Alabama, Mississippi, North Caroline and South Carolina), the South Central U.S. Region (covering the States of Texas, Oklahoma, Arkansas and Louisiana) and the States of Illinois and Michigan.

IHI-International and ERSI wish to amend the Interim Agreements as follows:

  the amount of U.S.$3,300,000 in paragraph 3 be deleted and replaced with U.S.$2,300,000; and
  the date April 30, 2003 in paragraph 6(g)(i) be deleted and replaced with June 30, 2003.

Except as amended by this letter agreement the Interim Agreements will remain in full force and effect.

Please signify your agreement with the terms and conditions in this letter agreement by endorsing a copy of this letter and returning it to IHI-International.

Yours truly, Terms and conditions agreed to:

IHI-International Holdings Ltd. Earthquake Resistance Structures Inc.

Per: /s/ Roger A. Rached Per: /s/ Hilda Abou-Rached
Roger A. Rached, President Hilda Abou-Rached, President

EXHIBIT 4.16 Amendment dated may 9, 2003 to memoranda of understanding dated january 13, january 14 and january 15, 2003 between ihi international and garmeco international consulting engineers s.a.l.

IHI-INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
HAMILTON, BERMUDA,
HMDX

May 9, 2003

Garmeco International Consulting Engineers S.A.L.
c/o 669 Corniche de Fleuve
Place Du Musee, P.O. Box 1162211
Beirut, Lebanon

Attention: Prof. George Abi-Rached, President

Dears Sirs:

Reference is made to the various Interim Agreements between IHI-International Holdings Ltd. ("IHI-International") and Garmeco International Holdings S.A.L. ("Garmeco") with respect to the proposed joint ventures in The Greater Hashemite Kingdom of Jordan, The Republic of France (excluding Alsace, Lorraine and Champagne-Ardenne) and The United Kingdom.

IHI-International and Garmeco wish to amend the Interim Agreements as follows:

  the amount of U.S.$3,300,000 in paragraph 3 be deleted and replaced with U.S.$2,300,000; and
  the date April 30, 2003 in paragraph 6(g)(i) be deleted and replaced with June 30, 2002.

Except as amended by this letter agreement the Interim Agreements will remain in full force and effect.

Please signify your agreement with the terms and conditions in this letter agreement by endorsing a copy of this letter and returning it to IHI-International.

Yours truly, Terms and conditions agreed to:

IHI-International Holdings Ltd. Garmeco International Consulting
Engineers S.A.L.

Per: /s/ Roger A. Rached Per: /s/ Prof. George Abi-Rached
Roger A. Rached, President Prof. George Abi-Rached, President