Form 20-F/A
period 2002-12-31
INTERNATIONAL HI TECH INDUSTRIES INC
filed 2004-06-25
CIK 921887

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________
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

Item 17 [ X ] Item 18 [  ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

________________________________________________

THIS AMENDED ANNUAL REPORT ON FORM 20-F AMENDS AND RESTATES ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 FILED BY INTERNATIONAL HI-TECH INDUSTRIES INC. WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 2003, AND INCLUDES AMENDMENTS TO ITEM 3. KEY INFORMATION, ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, AND ITEM 17. FINANCIAL STATEMENTS TO INCLUDE RESTATED CONSOLIDATED FINANCIAL STATEMENTS OF THE CORPORATION FOR DECEMBER 31, 2002 AND 2001.

________________________________________________

TABLE OF CONTENTS

Page

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 1

ITEM 3. KEY INFORMATION 1

ITEM 4. INFORMATION ON THE COMPANY 10

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 28

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 41

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 47

ITEM 8. FINANCIAL INFORMATION 50

ITEM 9. THE OFFER AND LISTING 52

ITEM 10. ADDITIONAL INFORMATION 53

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 63

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 63

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 64

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 64

ITEM 15. [RESERVED] 64

ITEM 16. [RESERVED] 64

ITEM 17. FINANCIAL STATEMENTS 64

ITEM 18. FINANCIAL STATEMENTS 65

ITEM 19. EXHIBITS 65

- i -

Special Note Regarding Forward-Looking Statements

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

- ii -

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only).

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only).

ITEM 3. KEY INFORMATION

Selected Financial Data

The financial data found on page 2 and 3 for the years ended December 31, 2002 to 1998 and elsewhere in this Annual Report are taken from our financial statements. These statements have been prepared according to Canadian GAAP and have been examined by Morgan & Company, independent chartered accountants.

You should read the attached Consolidated Financial Statements and refer to the section captioned "Operating and Financial Review and Prospects".

Income Statement Data

	Year Ended December 31
	2002	2001	2000	1999	1998
CANADIAN GAAP
REVENUE
Interest and other income	$ 347,516	$ 425,633	$ 209,996	$ 123,344	$ 74,082
EXPENSES
General administration	2,566,383	2,654,812	3,336,510	2,559,269	3,742,396
Interest	673,399	628,700	428,941	451,072	231,774
Depreciation and amortization	1,592,210	878,382	248,323	202,112	231,121
	4,831,962	4,161,894	4,003,774	3,212,453	4,205,291
INCOME (LOSS) BEFORE THE FOLLOWING:	(4,484,476)	(3,736,261)	(3,793,778)	(3,089,109)	(4,131,209)
Gain on cancellation of license rights	3,293,839	-	-	-	-
Gain on issue of treasury shares by subsidiary company	-	(825,717)	-	-	-
Legal Settlement	-	-	(200,000)	-	-
Non-controlling interest in (income) loss of subsidiary	(900,311)	(171,782)	-	-	(60,794)
NET INCOME (LOSS) FOR THE PERIOD	$ (2,090,948)	$ (2,738,762)	$ (3,993,778)	$ (3,089,109)	$ (4,192,003)
NET INCOME (LOSS) PER SHARE	$(0.03)	$(0.04)	$(0.07)	$(0.06)	$(0.09)

	Year Ended December 31
	2002	2001	2000	1999	1998
U.S. GAAP
REVENUE
Interest and other income	347,516	425,633	209,996	123,344	74,082
EXPENSES
General administration	2,566,383	2,654,812	3,386,949	2,559,269	3,742,396
Interest	673,399	628,700	428,941	451,072	231,774
Depreciation and amortization	1,592,210	878,382	248,323	202,112	231,121
Product Development Costs	34,410	82,787	566,249	624,285	276,933
	4,866,402	4,244,681	(4,570,083)	3,836,738	4,482,224
INCOME (LOSS) BEFORE THE FOLLOWING:	(4,518,886)	(3,819,048)	(4,360,027)	(3,713,394)	(4,408,148)
Gain on cancellation of license rights	3,293,839	-	-	-	-
Gain on issue of treasury shares by subsidiary company	-	-	-	-	-
Legal Settlement	-	-	(200,000)	-	-
Non-controlling interest in (income) loss of subsidiary	(900,311)	171,782	-	-	(60,794)
LOSS	$ (2,125,358)	$ (2,821,549)	$ (4,560,027)	$ (3,713,394)	$ (4,469,936)
LOSS PER SHARE	$(0.04)	$(0.04)	$(0.12)	$(0.11)	$(0.17)

Balance Sheet Data

	Year Ended December 31
	2002	2001	2000	1999	1998
CANADIAN GAAP
Working Capital (Deficiency)	$ 8,630,884	$ 98,824	$ (741,631)	$ (781,650)	$ (324,751)
Product Development Costs	4,638,737	4,604,327	4,521,540	3,955,291	3,331,006
Total assets	44,363,885	34,422,634	28,637,811	22,617,436	19,900,151
Short Term Debt	4,339,512	4,199,469	4,984,135	2,785,450	3,298,145
Long Term Debt	1,445,660	2,716,307	1,100,859	1,760,765	216,197
Net Assets	28,322,545	17,765,297	16,717,314	12,835,718	11,738,186
Shareholder's Equity	28,322,545	17,765,297	16,717,314	12,835,718	11,738,186
U.S. GAAP
Working Capital (Deficiency)	$ 8,630,884	$ 98,824	$ (741,631)	$ (781,650)	$ (325,751)
Total Assets	39,725,148	29,818,307	24,116,271	18,662,145	16,569,145
Short Term Debt	4,339,512	4,199,469	4,984,135	2,785,450	3,298,145
Long Term Debt	1,445,660	2,716,307	1,100,859	1,760,765	216,197
Shareholder's Equity	23,683,808	13,160,970	12,195,774	8,280,427	8,407,120
SHARE DATA
Number of Common Shares	102,531,371	65,009,121	61,770,591	56,796,247	52,791,133
Number of Series 2 Preferred Shares	-	3,925,000	4,650,000	-	-
Number of Series 3 Preferred Shares	2,261,114	2,261,114	-	-	-
Dividends Declared per Series 2 Preferred Share	- -	0.12	0.12	-	-
Dividends Declared per Series 3 Preferred Share	0.12	0.12	- -	-	-

Notes:

(1) Under U.S. GAAP, technology development costs would have been charged to expense as incurred, not capitalized on the balance sheet.

(2) Under U.S. GAAP the escrowed shares (see the caption, "Information on the Company - Business Overview - Narrative Description of Business - Securities Held in Escrow") are not included in the calculation of loss per share.

Capitalization and Indebtedness

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

ITEM 4. INFORMATION ON THE COMPANY

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

 Our consolidated financial statements are stated in Canadian dollars and are prepared according to Canadian GAAP, which, is the same as U.S. GAAP, except as explained in note 1 of our financial statements for the year ended December 31, 2002.

Restatement

Year Ended December 31, 2002

Management's Discussion and Analysis (MD&A) should be read in conjunction with the audited consolidated financial statements as restated on September 8, 2003.

The MD&A has been revised and restated from the previously issued MD&A of May 5, 2003 to reflect the restatement of the audited consolidated financial statements. The restatement arose from:

(a) Non-Refundable Fees and Deposits from License Rights

We had previously reported revenue from non-refundable fees and deposits for license rights received as a result of entering into MOUs with potential joint venture partners at the time these payments were received. Management has now determined that these payments should have been deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which we have determined to occur upon the formation of a joint venture, and our ability to deliver the Technology to exploit the license. The non-refundable fees and deposits relating to MOUs which have been cancelled by us should have been recorded as a gain on cancellation of license rights in the period that the notice of cancellation was issued. Accordingly, revenue from license rights has been reduced by $3,808,446 and $3,906,057 for the years ended December 31, 2002 and 2001 respectively, and decreased by $6,048,806 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001. Gain on cancellation of license rights has been increased by $3,293,839 and $Nil for the years ended December 31, 2002 and 2001 respectively, and increased by $213,302 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001.

With respect to non-refundable fees and deposits received from unrelated third-party potential joint venture partners, 39.8% of those fees or deposits have been forfeited due to cancellation of the MOU's with those parties. The forfeiture of those fees or deposits and cancellation of the MOU's are due to a variety of reasons, including in some cases, failure of the parties to procure financing to fund all their respective payment obligations and, in some cases, the failure by the parties to provide viable and economically realistic business plans.

The adjustment to opening deficit at January 1, 2001 relates to the following fiscal years:

	REVENUE FROM LICENSE RIGHTS REVERSED	GAIN ON CANCELLATION OF LICENSE RIGHTS RECORDED
December 31, 2000	$-	$-
December 31, 1999	1,187,820	-
December 31, 1998	3,245,132	-
December 31, 1997	402,712	76,172
December 31, 1996	-	-
December 31, 1995	1,213,142	137,130
	$ 6,048,806	$ 213,302

(b) Gain (Loss) on Issue of Treasury Shares by Subsidiary Corporation

As a result of the restatement as deferred revenue of revenue from license rights previously recorded by the IHI International, and the resulting decrease in the net asset value of the subsidiary, the previously reported loss of $37,368 on the sale of treasury shares by the subsidiary for the year ended December 31, 2001 has been corrected to a gain of $825,717 (a resulting difference of $863,085). In addition, the previously reported gain on sale of treasury shares of subsidiary for the year ended December 31, 1997 has increased by $295,713 to $390,863.

(c) Minority Interest in (Income) Loss of Subsidiary

As a result of the restatement to deferred revenue of revenue from license rights previously recorded by IHI International, the previously reported minority interest in (income) loss of subsidiary has been reduced by $531,259 and $1,329,542, respectively, for the years ended December 31, 2002 and 2001, and decreased by $728,647 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001.

The adjustment to opening deficit at January 1, 2001 relates to the following fiscal years:

December 31, 2000	$ (50,390)
December 31, 1999	59,392
December 31, 1998	628,422
December 31, 1997	91,223
$ 728,647

(d) Minority Interest Deficit Relating to Dividends

As a result of the adjustments described in (a), (b) and (c) above, dividends paid to the minority shareholders of IHI International, in the amount of $922,194, exceeded the amount of the net equity of the our subsidiary attributable to the minority shareholders by $21,882 at December 31, 2002. This amount is recorded as a reduction to shareholders' equity as we anticipate its recovery from the minority shareholders' share of future net income generated by the subsidiary.

Financial Statement Restatement

We previously recognized non-refundable fees and deposits pursuant to MOUs on a cash basis. We have now restated our previously issued financial statements for the year ended December 31, 2002 to record as deposits received related to joint venture option agreements, non-refundable fees and deposits generated pursuant to MOUs entered into with potential joint venture partners and which continue in good standing. Non-refundable fees and deposits relating to MOUs which have been cancelled by us have been recorded as revenue at the time of cancellation.

The effects of the restatement are as follows:

Consolidated Balance Sheet

DECEMBER 31, 2002
Deposits Received Related to Joint Venture Option Agreements
As previously reported	$-
As restated	10,256,168
Minority Interest
As previously reported	3,726,364
As restated	-

Minority Interest Deficit Relating To Dividends
As previously reported	-
As restated	(21,882)

Deficit
As previously reported	(21,039,265)
As restated	(27,547,187)

Consolidated Statement of Operations and Deficit

DECEMBER 31, 2002
Revenue From License Rights
As previously reported	$3,808,446
As restated	-

Income (Loss) Before The Following
As previously reported	(676,030)
As restated	(4,484,476)

Gain on Cancellation of License Rights
As previously reported	-
As restated	3,293,839

Gain On Issue Of
Treasury Shares
By Subsidiary
Company
As previously reported	-
As restated	-

Consolidated Statement of Operations and Deficit (Continued)

DECEMBER 31, 2002
Minority Interest In (Income) Loss Of Subsidiary
As previously reported	$(1,431,570)
As restated	(900,311)

Loss For The Period
As previously reported	(2,107,600)
As restated	(2,090,948)

Deficit, Beginning Of Period
As previously reported	(18,527,503)
As restated	(25,052,077)

Deficit, End Of Period
As previously reported	(21,039,265)
As restated	(27,547,187)

Loss Per Share
As previously reported	(0.03)
As restated	(0.03)

Consolidated Statement of Cash Flows

DECEMBER 31, 2002
Loss For The Period
As previously reported	$(2,107,600)
As restated	(2,090,948)

Loss On Issue Of
Treasury Shares
By Subsidiary
Company
As previously reported	-
As restated	-

Minority Interest In Income (Loss) Of Subsidiary
As previously reported	1,431,570
As restated	900,311

Cash Flows From Operating Activities
As previously reported	878,531
As restated	(2,929,914)

Increase (Decrease) In Deposits Received Related to Joint Venture Option Agreements
As previously reported	$-
As restated	3,808,446

Cash Flows From Financing Activities
As previously reported	10,899,214
As restated	14,707,659

Amounts that follow in this MD&A have been amended to reflect the restatement as set out above.

Restatement

Year Ended December 31, 2001

MD&A should be read in conjunction with the audited consolidated financial statements as restated on September 8, 2003.

The MD&A has been revised and restated from the previously issued MD&A of May 10, 2002 to reflect the restatement of the audited consolidated financial statements. The restatement arose from:

(a) Non-Refundable Fees and Deposits from License Rights

We had previously reported revenue from non-refundable fees and deposits for license rights received as a result of entering into MOUs with potential joint venture partners at the time these payments were received. Management has now determined that these payments should have been deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which we have determined to occur upon the formation of a joint venture, and our ability to deliver the Technology to exploit the license. The non-refundable fees and deposits relating to MOUs which have been cancelled by us should have been recorded as a gain on cancellation of license rights in the period that the notice of cancellation was issued. Accordingly, revenue from license rights has been reduced by $3,906,057 for the year ended December 31, 2001 and decreased by $6,048,806 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001. Gain on cancellation of license rights has been increased by $Nil for the year ended December 31, 2001 and increased by $213,302 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001.

The adjustment to opening deficit at January 1, 2001 relates to the following fiscal years:

	REVENUE FROM LICENSE RIGHTS REVERSED	GAIN ON CANCELLATION OF LICENSE RIGHTS RECORDED
December 31, 2000	$-	$-
December 31, 1999	1,187,820	-
December 31, 1998	3,245,132	-
December 31, 1997	402,712	76,172
December 31, 1996	-	-
December 31, 1995	1,213,142	137,130
	$ 6,048,806	$ 213,302

(b) Gain (Loss) on Issue of Treasury Shares by Subsidiary Corporation

As a result of the restatement as deferred revenue of revenue from license rights previously recorded by IHI International, and the resulting decrease in the net asset value of the subsidiary, the previously reported loss of $37,368 on the sale of treasury shares by the subsidiary for the year ended December 31, 2001 has been corrected to a gain of $825,717 (a resulting difference of $863,085). In addition, the previously reported gain on sale of treasury shares of subsidiary for the year ended December 31, 1997 has increased by $295,713 to $390,863.

(c) Minority Interest in (Income) Loss of Subsidiary

As a result of the restatement to deferred revenue of revenue from license rights previously recorded by IHI International, the previously reported minority interest in (income) loss of subsidiary has been reduced by $1,329,542 for the year ended December 31, 2001, and decreased by $728,647 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001.

The adjustment to opening deficit at January 1, 2001 relates to the following fiscal years:

December 31, 2000	$ (50,390)
December 31, 1999	59,392
December 31, 1998	628,422
December 31, 1997	91,223
$ 728,647

Financial Statement Restatement

We previously recognized non-refundable fees and deposits pursuant to MOUs on a cash basis. We have now restated our previously issued financial statements for the year ended December 31, 2001 to record as deposits received related to joint venture option agreements, non-refundable fees and deposits generated pursuant to MOUs entered into with potential joint venture partners and which continue in good standing. Non-refundable fees and deposits relating to MOUs which have been cancelled by us have been recorded as revenue at the time of cancellation.

The effects of the restatement are as follows:

Consolidated Balance Sheet

December 31, 2001
Deposits Received Related to Joint Venture Option Agreements
As previously reported	$-
As restated	9,741,561

Minority Interest
As previously reported	3,216,987
As restated	-

Deficit
As previously reported	(18,527,503)
As restated	(25,052,077)

Consolidated Statement of Operations and Deficit

December 31, 2001
Revenue From License Rights
As previously reported	$3,906,057
As restated	-

Income (Loss) Before The Following
As previously reported	(169,796)
As restated	(3,736,261)

Gain on Cancellation of License Rights
As previously reported	-
As restated	-

Gain (Loss) On Issue Of
Treasury Shares
By Subsidiary
Company
As previously reported	(37,368)
As restated	825,717

Minority Interest In (Income) Loss Of Subsidiary
As previously reported	(1,157,760)
As restated	171,782

Loss For The Period
As previously reported	(1,025,332)
As restated	(2,738,762)

Deficit, Beginning Of Period
As previously reported	(16,891,137)

As restated	(21,702,281)

Deficit, End Of Period
As previously reported	(18,527,503)
As restated	(25,052,077)

Loss Per Share
As previously reported	(0.01)
As restated	(0.05)

Consolidated Statement of Cash Flows

December 31, 2001
Loss For The Period
As previously reported	$(1,025,332)
As restated	(2,738,762)

Gain (Loss) On Issue Of
Treasury Shares
By Subsidiary
Company
As previously reported	(37,368)
As restated	825,717

Minority Interest In Income (Loss) Of Subsidiary
As previously reported	1,157,760
As restated	(171,782)

Cash Flows From Operating Activities
As previously reported	716,017
As restated	(3,109,040)

Increase (Decrease) In Deposits Received Related to Joint Venture Option Agreements
As previously reported	(943,822)
As restated	2,962,235

Cash Flows From Financing Activities
As previously reported	5,397,340
As restated	9,303,397

Amounts that follow in this MD&A have been amended to reflect the restatement as set out above.

Operating Results

Year Ended December 31, 2002 versus year ended December 31, 2001

We had a net loss of $2,090,948 out of which approximately $1.6 million is depreciation and amortization and after giving effect to a minority interest in the income of a subsidiary for the year ended December 31, 2002, as compared to a net loss of $2,738,762 for the year ended December 31, 2002.

As at the end of fiscal 2002, we had retained 29 interim licence agreements that call for the establishment of up to 33 Hi-Tech Factories.

During the fiscal year, we recorded a gain on cancellation of license rights of approximately $3.3 million.

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

Total assets increased from $34.4 million at December 31, 2001 to $44.4 million at December 31, 2002.

Year Ended December 31, 2001 versus year ended December 31, 2000

We had a net loss of $2,738,762 for the year ended December 31, 2001, as compared to a net loss of $3,943,388 for the year ended December 31, 2000.

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

Liquidity and Capital Resources

As at December 31, 2002 we had working capital of $8,630,884. Of the current assets which total $12,970,396, $275,463 is restricted cash which relates to the dividend fund for its Series 3 Preferred Shares. Of the current liabilities, (i) $1,868,000 is represented by the mortgage advance that is repayable to Highland Pacific Mortgage Corporation (now repaid), and (ii) $354,961 is represented by a loan from a related party. Of the current assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda Consult's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of U.S.$462,500 as payment for the balance of the license fee (U.S.$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

The notes have been outstanding since 1998. At the time we issued the notes, we agreed with Veda Consult not to demand repayment until our Facility, had achieved its full production capability. Achieving such a capability was needed to allow us to manufacture a factory for the intended joint venture to be established in Luxembourg. The delay in payment of the notes has occurred as a result of the unexpected delays experienced by us in completing our Facility. Veda Consult has remained ready to proceed with a joint venture factory including settling the outstanding notes; however, just as it appeared that this would proceed, some unforeseen event or occurrence delayed achievement of a full manufacturing capability at the Facility. Management considered annually whether it expected to make the progress necessary to ensure payment of the note. Each time, when the prospect for payment under the notes was assessed, it appeared that a full manufacturing capability would be achieved in the coming year; however, as noted previously, some unforeseen event or occurrence delayed the expected outcome. We are of the opinion currently that we should be able to collect on these notes in 2004 based on the progress now made in completing the factory's production capability.

Veda Consult is considered by us to have complied with the terms of its MOU including having made all payments when due. Veda Consult has issued promissory notes as payment of certain of its obligations under the MOU; however, those notes are due on demand and no demand has been made - see the comments above. Accordingly, Veda Consult is not in default under its MOU with respect to payments.

As at December 31, 2002, the Facility, including the land on which the Facility is located, had a book value of approximately $18.5 million.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See "Item 17 Financial Statements."

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

ITEM 9. THE OFFER AND LISTING

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

ITEM 10. ADDITIONAL INFORMATION

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

Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. [reserved]

ITEM 16. [reserved]

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are attached:

(1) Auditors' Report dated September 8, 2003;

(2) Consolidated Balance Sheet for December 31, 2002, and 2001, as restated (audited);

(3) Consolidated Statements of Operations and Deficit for the years ended December 31, 2000 - 2002, and for the period from September 12, 1990 to December 31, 2002, as restated;

(4) Consolidated Statement of Stockholders' Equity, as restated;

(5) Consolidated Statement of Cash Flows for the years ended December 31, 2000 - 2002 and for the period from September 12, 1990 to December 31, 2002, as restated (audited); and

(6) Notes to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

Not applicable

ITEM 19. EXHIBITS

The following exhibits are attached to this Form 20-F:

Type of Document	Document Description	Page
	Consent of Morgan & Company dated September 8, 2003.	116
4.1	Memorandum of Understanding dated August 2, 2002 between IHI International and the Saudi Joint Venture Company. with respect to the proposed joint venture in the region of Western province (Jeddah Metropolitan area) as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".	117
4.2	Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Arizona, New Mexico and Nevada as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	122
4.3	Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	137
4.4	Memorandum of Understanding dated August 3, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Riyadh as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".	132

4.5	Memorandum of Understanding dated August 4, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Dammam as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".	137
4.6	Commitment Letter dated August 26, 2002 between Ronald Nivens & Associates and the Corporation as described in Note 7 of the Unaudited Financial Statements for the year ended December 31, 2002.	142
4.7	Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the South East U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	144
4.8	Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in South Central U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	149
4.9	Amendment dated August 31, 2002 to Memorandum of Understanding dated November 3, 2001 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of New York, New Jersey and Pennsylvania as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".	154
4.10	Memorandum of Understanding dated October 26, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of Michigan and Illinois as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	156

4.11	Memorandum of Understanding dated January 13, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the Greater Hashemite Kingdom of Jordan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	161
4.12	Memorandum of Understanding dated January 14, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in France as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	166
4.13	Memorandum of Understanding dated January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	171
4.14	Amendment to the International License Agreement dated May 9, 2003 providing for, among other things, the intention of the Corporation to distribute Common Shares of IHI International, not earlier than December 31, 2004 and in accordance with applicable securities laws as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology".	176
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

		178

4.16	Amendment dated May 9, 2003 to Memoranda of Understanding dated January 13, January 14 and January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint ventures in The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".	180

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

DATED: June 18, 2004

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

Date:	June 18, 2004	/s/ Roger A. Rached Roger A. Rached, Chief Executive Officer

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

Date:	June 18, 2004	/s/ Dr. Owen A. Anderson Dr. Owen A. Anderson, Chief Financial Officer

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

(As Restated - Note 1)

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

As discussed in Note 1, these consolidated financial statements have been restated. Our Auditors' Report, dated May 5, 2003, on the previously issued consolidated financial statements as at December 31, 2002 and 2001, and for each of the years then ended, has been withdrawn.

Vancouver, Canada
September 8, 2003

/s/ Morgan & Company
Chartered Accountants

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS

ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those described in the financial statements. Our report to the shareholders, dated September 8, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the Auditors' Report when the uncertainties are adequately disclosed in the financial statements.

Vancouver, Canada
September 8, 2003

/s/ Morgan & Company
Chartered Accountants

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

(As Restated - Note 1)

	DECEMBER 31
	2002	2001
	(Restated)	(Restated)
ASSETS
Current
Cash and cash equivalents	$10,391,716	$1,892,837
Restricted cash (Note 2)	275,463	384,430
Accounts receivable	92,691	42,418
Notes receivable and accrued interest (Note 3)	1,874,815	1,797,112
Prepaid expense	335,711	181,496
	12,970,396	4,298,293
Restricted Cash (Note 2)	-	526,475
Capital Assets (Note 4)	6,825,849	6,544,500
Real Estate (Note 5)	19,928,903	18,449,039
Deferred Project Development Costs	4,638,737	4,604,327
	$44,363,885	$34,422,634
LIABILITIES
Current
Accounts payable	$435,750	$658,252
Accrued interest payable	243,341	200,178
Preferred share dividends payable	68,391	170,985
Current portion of loans payable (Note 6)	442,461	97,500
Mortgage payable (Note 7)	1,868,000	1,868,000
Current portion of long term debt (Note 8)	1,281,569	1,204,554
	4,339,512	4,199,469
Deposits Received Related To Joint Venture Option Agreements	10,256,168	9,741,561
Loans Payable (Note 6)	-	500,000
Long Term Debt (Note 8)	1,445,660	2,216,307
Minority Interest	-	-
	16,041,340	16,657,337
Contingencies (Note 12)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

(Stated in Canadian Dollars)

(As Restated - Note 1)

	DECEMBER 31
	2002	2001
	(Restated)	(Restated)
SHAREHOLDERS' EQUITY
Share Capital (Note 9)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 50,000,000 have been designated Series 1, 5,000,000 have been designated Series 2, and 5,000,000 have been designated Series 3

Issued and outstanding:
Common Shares
102,531,371 common shares (of which 21,684,958 shares are held in escrow) at December 31, 2002, and 65,009,121 common shares (of which 21,684,958 shares are held in escrow) at December 31, 2001	$53,546,611	$36,328,211
Class A Preferred Shares
0 Class A preferred shares, Series 2 at December 31, 2002, and 3,925,000 at December 31, 2001	-	3,491,700
2,261,114 Class A preferred shares, Series 3, at December 31, 2002 and 2001	2,040,003	2,040,003
Add: Share subscriptions received	-	652,460
Contributed Surplus	305,000	305,000
Minority Interest Deficit Relating To Dividends (Note 15(d))	(21,882)	-
Deficit Accumulated During The Development Stage	(27,547,187)	(25,052,077)
	28,322,545	17,765,297
	$44,363,885	$34,422,634

Approved by the Board of Directors:
/s/ Dr. Rene Abi-Rached Dr. Rene Abi-Rached	/s/ Dr. Owen A. Anderson Dr. Owen A. Anderson

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in Canadian Dollars)

(As Restated - Note 1)

				INCEPTION
				SEPTEMBER 12
				1990 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002
	(Restated)	(Restated)	(Restated)	(Restated)
Revenue
Interest and other income	$347,516	$425,633	$209,996	$1,387,323
Expenses
Audit and accounting	153,307	62,409	106,135	776,119
Capital taxes	45,187	77,076	63,435	349,327
Consulting fees	189,279	153,228	129,166	1,510,372
Depreciation and amortization	1,592,210	878,382	248,323	4,012,819
Directors' and officers' fees	164,745	138,824	114,629	902,839
Finders' fees, and loan guarantee and commitment fees	342,549	310,059	567,768	2,976,130
General expense	252,771	240,142	250,218	2,082,672
Legal	156,136	328,848	963,685	4,516,457
Insurance	39,906	37,723	23,684	303,972
Interest and foreign exchange	673,399	628,700	368,502	3,195,423
Investor relations	18,854	42,500	32,500	93,854
Product development costs	173,137	213,820	229,787	2,084,384
Telephone, fax and cellular	36,095	46,382	41,737	563,463
Office rent	84,755	78,000	78,000	691,755
Promotion and presentation	47,832	16,620	19,864	290,673
Property taxes	139,301	132,793	92,745	643,608
Repairs and maintenance	64,106	65,790	74,629	621,657
Travel and business promotion	236,356	240,496	271,514	2,764,216
Transfer agent and filing fees	84,902	29,521	31,033	338,979
Wages and benefits	337,165	440,581	296,420	2,882,196
	4,831,992	4,161,894	4,003,774	31,600,915
Operating Loss	(4,484,476)	(3,736,261)	(3,793,778)	(30,213,592)
Gain on cancellation of license rights (Note 15(a))	3,293,839	-	-	3,507,141
Gain on termination of option	-	-	-	259,990
Gain on issue of treasury shares by subsidiary company	-	825,717	-	1,216,580
Legal settlement	-	-	(200,000)	(200,000)
Minority interest in (income) loss of subsidiary	(900,311)	171,782	-	(375,073)
Net Loss For The Year	(2,090,948)	(2,738,762)	(3,993,778)	$(25,804,954)
Accumulated Deficit, Beginning Of Year	(25,052,077)	(21,702,281)	(17,288,240)
	(27,143,025)	(24,441,043)	(21,282,018)
Preferred Share Dividends	(404,162)	(611,034)	(420,263)
Accumulated Deficit, End Of Year	$(27,547,187)	$(25,052,077)	$(21,702,281)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Continued)

(Stated in Canadian Dollars)

(As Restated - Note 1)

				INCEPTION
				SEPTEMBER 12
				1990 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002
	(Restated)	(Restated)	(Restated)	(Restated)
Loss Per Share	$(0.03)	$(0.04)	$(0.07)
Weighted Average Number Of Common Shares Outstanding	75,579,668	63,279,711	60,024,228

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

DECEMBER 31, 2002

(Stated in Canadian Dollars)

(As Restated - Note 1)

						MINORITY
						INTEREST
	COMMON STOCK		PREFERRED STOCK			DEFICIT
	NUMBER		NUMBER			RELATING
	OF		OF		CONTRIBUTED	TO	ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	DEFICIT	TOTAL
Balance December 31, 1999	56,796,247	$29,218,958	-	$-	$305,000	$-	$(17,288,240)	$12,235,718
Issuance of common stock	4,974,344	4,168,937	-	-	-	-	-	4,168,937
Issuance of preferred stock	-	-	4,650,000	4,216,700	-	-	-	4,216,700
Share subscriptions received	-	-	-	510,000	-	-	-	510,000
Preferred share dividends	-	-	-	-	-	-	(420,263)	(420,263)
Net loss*	-	-	-	-	-	-	(3,993,778)	(3,993,778)
Balance, December 31, 2000	61,770,591	33,387,895	4,650,000	4,726,700	305,000	-	(21,702,281)	16,717,314
Issuance of common stock	2,680,280	2,215,316	-	-	-	-	-	2,215,316
Issuance of preferred stock	-	-	2,261,114	2,040,003	-	-	-	2,040,003
Conversion of preferred stock to common stock	558,250	725,000	(725,000)	(725,000)	-	-	-	-
Share subscriptions	-	-	-	142,460	-	-	-	142,460
Preferred share dividends	-	-	-	-	-	-	(611,034)	(611,034)
Net loss*	-	-	-	-	-	-	(2,738,762)	(2,738,762)
Balance, December 31, 2001	65,009,121	36,328,211	6,186,114	6,184,163	305,000	-	(25,052,077)	17,765,297

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (Continued)

DECEMBER 31, 2002

(Stated in Canadian Dollars)

(As Restated - Note 1)

						MINORITY
						INTEREST
	COMMON STOCK		PREFERRED STOCK			DEFICIT
	NUMBER		NUMBER			RELATING
	OF		OF		CONTRIBUTED	TO	ACCUMULATED
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	DEFICIT	TOTAL
Balance, December 31, 2001	65,009,121	$36,328,211	6,186,114	$6,184,163	$305,000	$-	$(25,052,077)	$17,765,297
Issuance of common stock	34,500,000	13,726,700	-	-	-	-	-	13,726,700
Conversion of preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	-	(652,460)
Minority interest deficit relating to dividends (Note 15(d))	-	-	-	-	-	(21,882)	-	(21,882)
Preferred share dividends	-	-	-	-	-	-	(404,162)	(404,162)
Net loss*	-	-	-	-	-	-	(2,090,948)	(2,090,948)
Balance, December 31, 2002	102,531,371	$53,546,611	2,261,114	$2,040,003	$305,000	$(21,882)	$(27,547,187)	$28,322,545

* Restated

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

(As Restated - Note 1)

				INCEPTION
				SEPTEMBER 12
				1990 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002
	(Restated)	(Restated)	(Restated)	(Restated)
Cash Flows From Operating Activities
Loss for the year	$(2,090,948)	$(2,738,762)	$(3,993,778)	$(25,804,954)
Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Gain on cancellation of license rights	(3,293,839)	-	-	(3,293,839)
Gain on issue of treasury share by subsidiary company	-	(825,717)	-	(1,216,580)
Shares issued for loan guarantee and commitment fees	-	100,316	543,952	1,473,998
Minority interest in income (loss) of subsidiary	900,312	(171,782)	-	375,073
Depreciation and amortization	1,592,210	878,382	248,323	4,012,819
Increase in restricted cash	526,475	(388,739)	(137,736)	-
Change in accounts receivable	(50,273)	94,606	(16,151)	(92,691)
Change in notes receivable and accrued interest	(77,703)	(195,426)	(147,045)	(1,874,815)
Change in prepaid expenses	(154,215)	(60,289)	(36,122)	(335,711)
Change in accounts payable	(222,502)	72,180	(68,167)	435,750
Change in accrued interest payable	43,163	14,853	23,100	243,341
Increase in preferred share dividends payable	(102,594)	30,338	140,647	68,391
Total Adjustments	(838,966)	(451,278)	550,801	(204,264)
Net Cash Used In Operating Activities	(2,929,914)	(3,190,040)	(3,442,977)	(26,009,218)
Cash Flows From Investing Activities
Capital assets	(1,873,559)	(5,053,982)	(594,085)	(10,839,667)
Technology development costs	(34,410)	(82,787)	(566,249)	(4,638,737)
Real estate	(1,479,864)	(1,081,908)	(2,731,924)	(19,596,859)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	(146,418)
Net Cash Used In Investing Activities	(3,387,833)	(6,218,677)	(3,892,258)	(35,528,455)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)

(As Restated - Note 1)

				INCEPTION
				SEPTEMBER 12
				1990 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2002	2001	2000	2002
	(Restated)	(Restated)	(Restated)	(Restated)
Cash Flows From Financing Activities
Issue of common stock	$13,726,700	$2,115,000	$3,624,985	$47,855,913
Issue of preferred stock	-	2,040,003	4,216,700	6,256,703
Dividends paid	(404,162)	(611,034)	(420,263)	(1,435,459)
Share subscriptions converted to stock	(212,063)	(180,000)	-	(392,063)
Share subscriptions received	(440,397)	322,460	510,000	392,063
Contributed surplus	-	-	-	305,000
Minority interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	997,500	-	1,557,500
Dividends paid by subsidiary to minority shareholders in excess of minority interest (Note 15(d))	(922,194)	-	-	(922,194)
Cash deposits received related to joint venture option agreements	3,808,446	2,962,235	943,822	13,550,007
Increase in amount due to related parties	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	(1,848,483)
Change in loans payable	(155,039)	(528,000)	(520,000)	442,461
Repayment of advance payable	-	-	-	(363,021)
Increase in advances payable	-	-	-	363,021
Repayment of long term debt	(996,267)	(134,769)	(5,486)	(2,977,169)
Increase in long term debt	302,635	2,320,002	1,024,863	5,519,771
Increase in construction mortgage loan payable	-	-	-	1,237,160
Repayment of construction mortgage loan payable	-	-	-	(1,237,160)
Increase in project advance payable	-	-	-	2,000,000
Repayment of project advance payable	-	-	-	(2,000,000)
Increase in mortgage payable	-	-	-	1,868,000
Net Cash Provided By Financing Activities	14,707,659	9,303,397	9,374,621	72,204,852
Net Increase (Decrease) In Cash And Cash Equivalents	8,389,912	(105,320)	2,039,386	10,667,179
Cash And Cash Equivalents, Beginning Of Year	2,277,267	2,382,587	343,201	-
Cash And Cash Equivalents, End Of Year	$10,667,179	$2,277,267	$2,382,587	$10,667,179
Supplemental Disclosure Of Cash Flow Information
Cash paid during the year for:
Interest	$673,399	$628,699	$424,110	$2,552,840

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)

(As Restated - Note 1)

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

i) Organization

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

ii) Development Stage Activities

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

b) SIGNIFICANT ACCOUNTING POLICIES

i) Restatement of Consolidated Financial Statements

The Company's consolidated financial statements for the years ended December 31, 2002 and 2001 have been restated from the amounts previously reported to give effect to the adjustments described in Note 15.

ii) Consolidation

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

iii) Technology Development Cost

The Company is capitalizing all architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program technology to be amortized against related revenues when production commences.

iv) Depreciation and Amortization of Capital Assets

Office furniture and equipment	20% declining balance method
Computer equipment	30% declining balance method
Other machinery and equipment	20% declining balance method
Automotive equipment	30% declining balance method
Patent application costs	on a straight line basis over ten years once a patent is secured
License rights	on a straight line basis over ten years

v) Non-Monetary Transactions

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

vi) Revenue Recognition

Deposits relating to memorandums of understanding which have been cancelled by the Company, in accordance with the terms of the memorandums of understanding, are recorded as revenue in the period that the notice of cancellation is issued.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

vii) Interest in Joint Ventures

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

viii) Foreign Currency Translation

Effective January 1, 2001, the Company adopted amended CICA Handbook Section 1650, which eliminates the deferral and amortization of foreign currency translation gains and losses on long term monetary items with a fixed or ascertainable life. All exchange gains and losses on long term monetary items are now included in income. There were no unamortized foreign exchange losses on long term debt as at December 31, 2000 and, consequently, no adjustment to opening deficit was necessary.

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

ix) Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

x) Income Taxes

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

xi) Real Estate

Land and building are recorded at cost. Site preparation costs related to raw land are also recorded at cost.

xii) Loss Per Share

Loss per share is based on the weighted average number of common shares outstanding during the year. Since the Company's stock options and warrants are anti-dilutive, they have not been included in the calculation.

xiii) Stock Based Compensation

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

xiv) Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, the following differences in the measurement of income, results of operations and shareholders' equity would have resulted:

A) Technology development costs would have been charged to expense as incurred, not capitalized on the balance sheet.

B) The 19,516,462 escrowed shares would not be included in the calculation of loss per share.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

xiv) Basis of Presentation (Continued)

C) The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No., "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under United States GAAP is the fair value accounting provided for under SFAS Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123), which requires the use of option valuation models. Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions :

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

As such, these financial statements would be changed as follows:

Consolidated Statement of Operations and Deficit:

	2002	2001	2000
	(Restated)	(Restated)	(Restated)
Loss for the year as shown on the financial statements	$(2,090,948)	$(2,738,762)	$(3,993,778)
Increase in loss resulting from charging technology development costs to expense	(34,410)	(82,787)	(566,249)
Loss according to generally accepted accounting principles in the U.S.	(2,125,358)	(2,821,549)	(4,560,027)
Accumulated deficit, beginning of year, according to generally accepted accounting principles in the U.S.	(29,656,404)	(26,223,821)	(21,243,531)
	(31,781,762)	(29,045,370)	(25,803,558)
Preferred share dividends	(404,162)	(611,034)	(420,263)
Accumulated deficit, end of year, according to generally accepted accounting principles in the U.S.	$(32,185,924)	$(29,656,404)	$(26,223,821)
Loss per share - U.S. GAAP	$(0.04)	$(0.07)	$(0.12)
Weighted average number of shares outstanding - U.S. GAAP	56,063,206	41,594,753	38,339,270

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

b) SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consolidated Balance Sheet:

	2002	2001
	(Restated)	(Restated)
Technology development costs as shown on the balance sheet	$4,638,737	$4,604,327
Change as a result of (A) above Reverse capitalization of technology development costs	(4,638,737)	(4,604,327)
Technology development costs according to generally accepted accounting principles in the U.S.	$-	$-
Accumulated deficit as shown on the balance sheet	$(27,547,187)	$(25,052,077)
Change as a result of (A) above
Charge technology development costs of expense	(4,638,737)	(4,604,327)
Accumulated deficit according to generally accepted accounting principles in the U.S.	$(32,185,924)	$(29,656,404)

Consolidated Statement of Stockholders' Equity:

Total
(Restated)
Balance, December 31, 2002 as shown on the consolidated financial statements
Common share capital	$53,546,611
Preferred share capital	2,040,003
Contributed surplus	305,000
Minority interest deficit relating to dividends (Note 15(d))	(21,882)
Accumulated deficit	(27,547,187)
28,322,545
Increase in accumulated deficit due to charging technology development costs to expense	(4,638,737)
Balance, December 31, 2002 according to generally accepted accounting principles in the U.S.	$23,683,808

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

	2002	2001	2000
	(Restated)	(Restated)	(Restated)
Pro forma net loss - Canadian GAAP	$(2,090,948)	$(2,738,762)	$(3,993,778)
Pro forma net loss per common share - Canadian GAAP	$(0.03)	$(0.01)	$(0.07)
Pro forma net loss - US GAAP	$(2,125,358)	$(2,821,549)	$(4,560,027)
Pro forma net loss per common share - US GAAP	$(0.04)	$(0.07)	$(0.12)

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

4. CAPITAL ASSETS

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

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

5. REAL ESTATE

	2002	2001
Speen Road properties, Surrey
Land and building	$836,980	$836,980
Hopcott Road property, Delta
Land	1,356,527	1,356,527
Site preparation and excavation	1,615,149	1,615,149
Construction and design costs	14,438,891	13,239,398
Construction financing	857,206	857,206
Construction permits	272,579	272,579
Other properties
Land	551,571	271,200
	$19,928,903	$18,449,039

6. LOANS PAYABLE

	2002	2001
Repayable on January 2, 2003 with interest at 20% per annum	$354,961	$500,000
Repayable on demand at various interest rates	87,500	97,500
	442,461	597,500
Less: Current portion	442,461	97,500
	$-	$500,000

The $442,461 loan payable represents the amount advanced to date on a $2,000,000 credit facility. The loan is secured by a general security agreement.

7. MORTGAGE PAYABLE

	2002	2001
The Company has arranged a conventional first mortgage financing secured by the land and improvements located at Hopcott Road in Delta, British Columbia. Advances under the mortgage bear interest at the rate of prime plus 5%, which is payable monthly. The mortgage is due on March 1, 2003.	$1,868,000	$1,868,000

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

8. LONG TERM DEBT

	2002	2001
CIBC Mortgage Corporation
Repayable $1,815 per month including interest at 7.6% per annum, due February 1, 2003, secured by Speen Road real estate	$197,158	$203,908
CIBC Mortgages Inc.
Advances under this mortgage bear interest at the rate of prime minus 0.5% per annum, payable monthly. The balance is due on July 1, 2005	575,969	592,629
Cove Mortgage Corporation
Interest only at a rate of 14.0% per annum, due February 1, 2004, secured by Speen Road real estate	300,000	-
CIBC Equipment Finance Limited
Repayable $9,950 per month including interest, due July 1, 2004	187,309	304,300
GE Capital Canada Inc.
Repayable $47,968 per month including interest at 12% per annum, due December 15, 2003	751,158	1,049,881
T&H Lemont
Repayable US$10,006 per month plus interest at prime plus 2%, due January 15, 2003	15,786	207,193
T&H Lemont
Repayable US$14,010 per month plus interest at prime plus 2%, due September 1, 2004	464,161	736,423
MTC Leasing Inc.
Repayable $4,399 per month including interest at 19.886%, due October 1, 2004	73,352	105,698
MTC Leasing Inc.
Repayable $1,102 per month including interest at 9.533%, due February 1, 2005	24,109	33,670
WS Leasing Ltd.
Repayable $1,790 per month including interest at 18.470%, due October 1, 2005	45,383	54,874

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

8. LONG TERM DEBT (Continued)

	2002	2001
Other
Various smaller lease obligations with a total monthly obligation, including interest, of $5,794 (2001 - $5,658)	$92,844	$132,285
	2,727,229	3,420,861
Less: Current portion	1,281,569	1,204,554
	$1,445,660	$2,216,307

The repayment requirements on the long term debt are as follows:

	CAPITAL LEASES	OTHER LONG TERM DEBT
2003	$860,247	$421,322
2004	$100,109	$290,201
2005	$16,191	$24,561
2006	$-	$26,389
2007	$-	$28,353

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
$15,851,136

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying the Canadian statutory rate of approximately 39% (2001 - 42%) to earnings as follows:

	2002	2001
Income tax (recovery) provision at statutory rates	$(815,470)	$(1,068,117)
Non-deductible items	360,449	(396,930)
Foreign earnings subject to different tax rates	(1,036,615)	127,725
Tax benefits not recognized	909,674	1,033,753
Timing differences	581,962	303,569
	$-	$-

The components of future tax assets are as follows:

	2002	2001
Capital assets	$1,208,295	$679,677
Non-capital losses	7,797,391	7,366,838
	9,005,686	8,046,515
Less: Valuation allowance	(9,005,686)	(8,046,515)
Future income tax asset	$-	$-

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

f) During the year, the Company received deposits related to joint venture option agreements totalling US$450,000 (2001 - US$1,200,000) from a company controlled by a relative of a director.

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

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

12. CONTINGENCIES (Continued)

b) Interim agreements entered into by the Company and, for which the Company has received payments totalling US$1,650,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

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

An amount of $87,644 has been recorded in accounts payable as a reasonable estimate of the amount due to Fanuc Robotics Canada Ltd. An amount of $751,158, payable to General Electric Capital Canada Inc., is recorded in long term debt. There is a reasonable possibility that the potential maximum amount payable will be approximately $781,000, which includes the $751,158 presently recorded in long term debt.

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

14. ECONOMIC DEPENDENCE

Approximately 16% (2001 - 40%) of the non-refundable fees and deposits for license rights added to deferred revenue during the year were received from one potential joint venture partner.

15. RESTATEMENT OF PRIOR PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The following summarize adjustments made to previously reported amounts:

	2002	2001
Deficit, beginning of year, as previously reported	$(18,527,503)	$(16,891,137)
Restatements
Reversal of revenue from license rights (a)	(9,954,863)	(6,048,806)
Increase in gain on cancellation of license rights (a)	213,302	213,302
Gain (Loss) on issue of shares by subsidiary company (b)	1,158,798	295,713
Minority interest in (income) loss of subsidiary (c)	2,058,189	728,647
Deficit, beginning of year, as restated	$(25,052,077)	$(21,702,281)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

15. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

The restatement had the following effects on assets and liabilities as previously reported as at December 31, 2002 and 2001:

	2002		2001
	CASH DEPOSITS RECEIVED RELATED TO JOINT VENTURE OPTION AGREEMENTS	MINORITY INTEREST	CASH DEPOSITS RECEIVED RELATED TO JOINT VENTURE OPTION AGREEMENTS	MINORITY INTEREST
Balance as previously reported	$-	$3,726,364	$-	$3,216,987
Increase in cash deposits received related to joint venture option agreements (a)	10,256,168	-	9,741,561	-
Decrease in minority interest (b), (c) and (d)	-	3,726,364	-	3,216,987
Balance, as restated	$10,256,168	$-	$9,741,561	$-

The restatement had the following effects on net income and earnings per share, as previously reported for the year ended December 31, 2002 and 2001:

	2002	2001
Net income (loss), as previously reported	$(2,107,600)	$(1,025,332)
Restatements
Reversal of revenue from license rights (a)	(3,808,446)	(3,906,057)
Increase in gain on cancellation of license rights (a)	3,293,839	-
Gain (Loss) on issue of shares by subsidiary company (b)	-	863,085
Minority interest in (income) loss of subsidiary (c)	531,259	1,329,542
Net income (loss), as restated	$(2,090,948)	$(2,738,762)
Net income (loss) per share, as previously reported	$(0.03)	$(0.02)
Per share effect of above noted net income (loss) restatements	-	(0.03)
Net income (loss) per share as restated	$(0.03)	$(0.05)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

15. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

The Company's consolidated financial statements have been restated as summarized below:

a) Non-Refundable Fees and Deposits from License Rights

The Company had previously reported revenue from non-refundable fees and deposits for license rights received as a result of entering into memorandums of understanding with potential joint venture partners at the time these payments were received. Management has now determined that these payments should have been recorded in the accounts as cash deposits received related to joint venture option agreements, and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined to occur upon the formation of a joint venture, and the Company's ability to deliver the technology to exploit the license. The non-refundable fees and deposits relating to memorandums of understanding which have been cancelled by the Company should have been recorded as a gain on cancellation of license rights in the period that the notice of cancellation was issued. Accordingly, revenue from license rights has been reduced by $3,808,446 and $3,906,057 for the years ended December 31, 2002 and 2001 respectively, and decreased by $6,048,806 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001. Gain on cancellation of license rights has been increased by $3,293,839 and $Nil for the years ended December 31, 2002 and 2001 respectively, and increased by $213,302 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001.

The adjustment to opening deficit at January 1, 2001 relates to the following fiscal years:

	REVENUE	GAIN ON
	FROM	CANCELLATION
	LICENSE	OF LICENSE
	RIGHTS	RIGHTS
	REVERSED	RECORDED
December 31, 2000	$-	$-
December 31, 1999	1,187,820	-
December 31, 1998	3,245,132	-
December 31, 1997	402,712	76,172
December 31, 1996	-	-
December 31, 1995	1,213,142	137,130
	6,048,806	$213,302

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

15. RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS (Continued)

b) Gain (Loss) on Issue of Treasury Shares by Subsidiary Company

As a result of the restatement as cash deposits received related to joint venture option agreements of revenue from license rights previously recorded by the Company's subsidiary, IHI International Holdings Ltd., and the resulting decrease in the net asset value of the subsidiary, the previously reported loss of $37,368 on the sale of treasury shares by the subsidiary for the year ended December 31, 2001 has been corrected to a gain of $825,717 (a resulting difference of $863,085). In addition, the previously reported gain on sale of treasury shares of subsidiary for the year ended December 31, 1997 has increased by $295,713 to $390,863.

c) Minority Interest in (Income) Loss of Subsidiary

As a result of the restatement to cash deposits received related to joint venture option agreements of revenue from license rights previously recorded by the Company's subsidiary, IHI International Holdings Ltd., the previously reported minority interest in (income) loss of subsidiary has been reduced by $531,259 and $1,329,542, respectively, for the years ended December 31, 2002 and 2001, and decreased by $728,647 for the fiscal years 2000 and prior through adjustment of the opening deficit at January 1, 2001.

The adjustment to opening deficit at January 1, 2001 relates to the following fiscal years:

December 31, 2000	$(50,390)
December 31, 1999	59,392
December 31, 1998	628,422
December 31, 1997	91,223
$728,647

d) Minority Interest Deficit Relating to Dividends

As a result of the adjustments described in (a), (b) and (c) above, dividends paid to the minority shareholders of the Company's subsidiary, IHI International Holdings Ltd., in the amount of $922,194, exceeded the amount of the net equity of the Company's subsidiary attributable to the minority shareholders by $21,882 at December 31, 2002. This amount is recorded as a reduction to shareholders' equity as the Company anticipates its recovery from the minority shareholders' share of future net income generated by the subsidiary.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

(Stated in Canadian Dollars)

16. SUBSEQUENT EVENTS

Subsequent to December 31, 2002:

a) The Company repaid, in full, the mortgage detailed in Note 7.

b) The builders' liens described in Note 12(a) were discharged in full.

c) The loan payable, in the amount of $354,961, described in Note 6 was repaid in full.

EXHIBIT INDEX
Type of Document	Document Description	Page
	Consent of Morgan & Company dated September 8, 2003	116
4.1	Memorandum of Understanding dated August 2, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Western province (Jeddah Metropolitan area) as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".	117
4.2	Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in Arizona, New Mexico and Nevada as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	122
4.3	Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	137
4.4	Memorandum of Understanding dated August 3, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Riyadh as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".	132
4.5	Memorandum of Understanding dated August 4, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Dammam as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Joint Venture to be Established in Saudi Arabia".	137
4.6	Commitment Letter dated August 26, 2002 between Ronald Nivens & Associates and the Corporation as described in Note 7 of the Unaudited Financial Statements for the year ended December 31, 2002.	142

4.7	Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the South East U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	144
4.8	Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in South Central U.S. Region as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	149
4.9	Amendment dated August 31, 2002 to Memorandum of Understanding dated November 3, 2001 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of New York, New Jersey and Pennsylvania as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".	154
4.10	Memorandum of Understanding dated October 26, 2002 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of Michigan and Illinois as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	156
4.11	Memorandum of Understanding dated January 13, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the Greater Hashemite Kingdom of Jordan as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	161
4.12	Memorandum of Understanding dated January 14, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in France as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	166

4.13	Memorandum of Understanding dated January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint venture in the United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs". The Memorandum of Understanding is subject to regulatory acceptance.	171
4.14	Amendment to the International License Agreement dated May 9, 2003 providing for, among other things, the intention of the Corporation to distribute Common Shares of IHI International, not earlier than December 31, 2004 and in accordance with applicable securities laws as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology".	176
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

		178
4.16	Amendment dated May 9, 2003 to Memoranda of Understanding dated January 13, January 14 and January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. with respect to the proposed joint ventures in The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".	180

EXHIBIT Consent of Morgan & Company dated September 8, 2003

Morgan & Company
Chartered Accountants

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use of our Auditors' Report, dated September 8, 2003, appearing on page 115 of International Hi-Tech Industries Inc.'s Annual Report on Form 20-F for the year ended December 31, 2002. We also consent to the application of such report to the Financial Statement Schedules for the threes years ended December 31, 2002 listed under item 18 of the Form 20-F, when such schedules are read in conjunction with the Financial Statements referred to in our Auditors' Report.

Vancouver, Canada

/s/ Morgan & Company
Chartered Accountants

June 18, 2004

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

11. Special Conditions:

a) As a unique bonus IHI will deliver a factory as per attached Revised IHI Factory Plan dated August 2, 2002

b) For clarity the shipping costs of IHI panels and trusses of the IHI Factory should be covered by both parties, 51% and 49%, respectively.

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

(g) This agreement is subject to:

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

(g) This agreement is subject to:

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
  Special Conditions:

a) As a unique bonus IHI will deliver a factory as per attached Revised IHI Factory Plan dated August 2, 2002

b) For clarity the shipping costs of IHI panels and trusses of the IHI Factory should be covered by both parties, 51% and 49%, respectively.

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

12. Special Conditions:

a) As a unique bonus IHI will deliver a factory as per attached Revised IHI Factory Plan dated August 2, 2002

b) For clarity the shipping costs of IHI panels and trusses of the IHI Factory should be covered by both parties, 51% and 49%, respectively.

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

(g) This agreement is subject to:

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

(g) This agreement is subject to:

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

(g) This agreement is subject to:

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

(g) This agreement is subject to:

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

Yours truly,

Terms and conditions agreed to:
International Hi-Tech Industries Inc.

Per: /s/ Thomas Po

Terms and conditions agreed to:	Terms and conditions agreed to:
R.A.R. Consultants Ltd.

Per: /s/ Roger A. Rached	/s/ Roger A. Rached Roger A. Rached
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

IHI-International and ERSI wish to amend the Interim Agreements as follows:

1. the amount of U.S.$3,300,000 in paragraph 3 be deleted and replaced with U.S.$2,300,000; and

2. the date April 30, 2003 in paragraph 6(g)(i) be deleted and replaced with June 30, 2003.

Except as amended by this letter agreement the Interim Agreements will remain in full force and effect.

Please signify your agreement with the terms and conditions in this letter agreement by endorsing a copy of this letter and returning it to IHI-International.
Yours truly,	Terms and conditions agreed to:
IHI-International Holdings Ltd.	Earthquake Resistance Structures Inc.

Per: /s/ Roger A. Rached Roger A. Rached, President	Per: /s/ Hilda Abou-Rached Hilda Abou-Rached, President

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

IHI-International and Garmeco wish to amend the Interim Agreements as follows:

1. the amount of U.S.$3,300,000 in paragraph 3 be deleted and replaced with U.S.$2,300,000; and

2. the date April 30, 2003 in paragraph 6(g)(i) be deleted and replaced with June 30, 2002.

Except as amended by this letter agreement the Interim Agreements will remain in full force and effect.

Please signify your agreement with the terms and conditions in this letter agreement by endorsing a copy of this letter and returning it to IHI-International.

Yours truly,	Terms and conditions agreed to:
IHI-International Holdings Ltd.	Garmeco International Consulting Engineers S.A.L.

Per: /s/ Roger A. Rached Roger A. Rached, President	Per: /s/ Prof. George Abi-Rached Prof. George Abi-Rached, President

