Form 20-F
period 2003-12-31
INTERNATIONAL HI TECH INDUSTRIES INC
filed 2004-07-09
CIK 921887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[     ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  X  ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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
1096 West 10th Avenue Vancouver, British Columbia, Canada, V6H 1H8
(Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:
Title of each Class	Name of each exchange on which registered
Common Shares without par value	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares: 104,272,429 Shares without par value as of December 31, 2003

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ X ] Item 18 [ ]

- i -

- ii -

Dilution	50
Expenses Of The Issue	50
ITEM 10. ADDITIONAL INFORMATION	50
Share Capital	50
Articles Of Association	50
Material Contracts	51
Exchange Controls	55
Taxation	56
Dividends And Paying Agents	60
Statement By Experts	60
Documents On Display	60
Subsidiary Information	60
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	60
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	60
Debt Securities	60
Warrants And Rights	61
Other Securities	61
American Depositary Shares	61
PART II	61
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	61
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	61
ITEM 15. CONTROLS AND PROCEDURES	61
ITEM 16. [RESERVED]	62
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	62
ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS	62
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	62
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	63
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	63
PART III	63
ITEM 17. FINANCIAL STATEMENTS	63
ITEM 18. FINANCIAL STATEMENTS	64
ITEM 19. EXHIBITS	64

- iii -

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

- iv -

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only).

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only).

ITEM 3. KEY INFORMATION

Selected Financial Data

The financial data found on page 2 and 3 for the years ended December 31, 2003 to 1999 and elsewhere in this Annual Report are taken from our financial statements. The statements for the year ended December 31, 2003 have been prepared according to Canadian GAAP and have been examined by BDO Dunwoody LLP, independent chartered accountants. The statements for the years ended December 31, 2002 to 1999 have been prepared according to Canadian GAAP and have been examined by Morgan & Company, independent chartered accountants.

You should read the attached Consolidated Financial Statements and refer to the section captioned "Operating and Financial Review and Prospects".

Note 15 to our consolidated financial statements provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principals ("US GAAP") as they relate to us and reconciliation of US GAAP to our consolidated financial statements.

All financial data presented below is in Canadian dollars.

Income Statement Data

	Year Ended December 31
	2003	2002	2001	2000	1999
CANADIAN GAAP		(Restated)
REVENUE
Interest and other income	$286,942	$347,516	$425,633	$209,996	$123,344
EXPENSES
General administration	3,392,414	2,566,383	2,654,812	3,336,510	2,559,269
Interest and foreign exchange	1,351,310	867,607	628,700	428,941	451,072
Depreciation and amortization	1,589,514	1,592,210	878,382	248,323	202,112
	6,333,238	5,026,200	4,161,894	4,003,774	3,212,453
INCOME (LOSS) BEFORE THE FOLLOWING:	(6,046,296)	(4,678,684)	(3,736,261)	(3,793,778)	(3,089,109)
Deferred project development cost write-down	(4,638,737)	-	-	-	-
Gain on cancellation of license rights	154,460	3,293,839	-	-	-
Gain on issue of treasury shares by subsidiary company	-	-	(825,717)	-	-
Legal Settlement	-	-	-	(200,000)	-
Non-controlling interest in (income) loss of subsidiary	-	(900,311)	(171,782)	-	-
NET INCOME (LOSS) FOR THE PERIOD	$(10,530,573)	$(2,285,156)	$(2,738,762)	$(3,993,778)	$(3,089,109)
NET INCOME (LOSS) PER SHARE	$(0.10)	$(0.03)	$(0.04)	$(0.07)	$(0.06)

	Year Ended December 31
	2003	2002	2001	2000	1999
U.S. GAAP		(Restated)
REVENUE
Interest and other income	286,942	347,516	425,633	209,996	123,344
EXPENSES
General administration	3,392,414	2,566,383	2,654,812	3,386,949	2,559,269
Interest and foreign exchange	1,351,310	867,607	628,700	428,941	451,072
Depreciation and amortization	1,589,514	1,592,210	878,382	248,323	202,112
Project Development Costs	-	34,410	82,787	566,249	624,285
	6,333,238	5,060,610	4,244,681	(4,570,083)	3,836,738
INCOME (LOSS) BEFORE THE FOLLOWING:	(6,046,296)	(4,713,094)	(3,819,048)	(4,360,027)	(3,713,394)
Gain on cancellation of license rights	154,460	3,293,839	-	-	-
Gain on issue of treasury shares by subsidiary company	-	-	-	-	-
Legal Settlement	-	-	-	(200,000)	-
Non-controlling interest in (income) loss of subsidiary	-	(900,311)	171,782	-	-
Accretion to interest expense for the adjustments on the present value of preferred shares	150,809	170,781	-	-	-
LOSS	$(5,741,027)	$(2,148,785)	$(2,821,549)	$(4,560,027)	$(3,713,394)
LOSS PER SHARE	$(0.06)	$(0.03)	$(0.04)	$(0.12)	$(0.11)

Balance Sheet Data

	Year Ended December 31
	2003	2002	2001	2000	1999
CANADIAN GAAP		(Restated)
Working Capital (Deficiency)	$455,530	$6,756,069	$98,824	$(741,631)	$(781,650)
Project Development Costs	-	4,638,737	4,604,327	4,521,540	3,955,291
Total assets	32,094,928	44,363,885	34,422,634	28,637,811	22,617,436
Accounts Payable and Short Term Debt	2,829,338	4,339,512	4,199,469	4,984,135	2,785,450
Long Term Debt	741,169	1,445,660	2,716,307	1,100,859	1,760,765
Net Assets	16,055,383	28,128,337	17,765,297	16,717,314	12,835,718
Shareholder's Equity	16,055,383	28,128,337	17,765,297	16,717,314	12,835,718
U.S. GAAP
Working Capital (Deficiency)	$455,530	$8,630,884	$98,824	$(741,631)	$(781,650)
Total Assets	32,094,928	39,725,148	29,818,307	24,116,271	18,662,145
Short Term Debt	2,829,338	4,339,512	4,199,469	4,984,135	2,785,450
Long Term Debt	741,169	1,445,660	2,716,307	1,100,859	1,760,765
Shareholder's Equity	16,349,342	23,632,750	13,160,970	12,195,774	8,280,427
SHARE DATA
Number of Common Shares	104,272,429	102,531,371	65,009,121	61,770,591	56,796,247
Number of Series 2 Preferred Shares	-	-	3,925,000	4,650,000	-
Number of Series 3 Preferred Shares	-	2,261,114	2,261,114	-	-
Dividends Declared per Series 2 Preferred Share	-	--	0.12	0.12	-
Dividends Declared per Series 3 Preferred Share	124,933	0.12	0.12	--	-

Notes:

(1) Under U.S. GAAP, project development costs would have been charged to expense as incurred, not capitalized on the balance sheet.

(2) Under U.S. GAAP the escrowed shares (see the caption, "Information on the Company - Business Overview - Narrative Description of Business - Securities Held in Escrow") are not included in the calculation of loss per share.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On June 25, 2004, the inverse of the noon buying rate was Cdn$1.00 equalled US$1.3489.

Period	Average(1)	High	Low	Period End
Year Ended
December 31, 2003	0.7209	0.7880	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6459	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
December 31, 1999	0.6746	0.6925	0.6535	0.6925
Month Ended
May 31, 2004	0.7253	0.7364	0.7158	0.7317
April 30, 2004	0.7453	0.7637	0.7239	0.7293
March 31, 2004	0.7527	0.7645	0.7418	0.7634
February 29, 2004	0.7520	0.7629	0.7439	0.7460
January 31, 2004	0.7719	0.7880	0.7496	0.7539
December 31, 2003	0.7618	0.7738	0.7460	0.7738
November 30, 2003	0.7617	0.7708	0.7484	0.7708

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

Interim Agreements

There is no assurance that the interim agreements or memoranda of understanding ("MOUs" and sometimes referred to as "joint venture option agreements") relating to our proposed joint ventures will ever result in projects being completed or amounts due under MOUs being paid.

We May Not Be Able To Start Full Capacity Commercial Production.

We have spent most of our efforts over the past 11 years to date in activities intended to establish our business, including:

  marketing our new building system (the "Technology") which is described under the caption, "Information on the Company - Business Overview";
  making patent applications for the Technology; and
  looking for potential joint venture partners.

We have earned no material revenues from product sales and our full capacity operations have not begun. As this is a new business, we may experience typical problems, experiences, difficulties, complications and delays. We must develop and implement systems, standards and procedures for every aspect of our operations. We may not be able to complete all of these items as soon as we would like. We will continue to incur expenses before we start full capacity operations, and these expenses may be partially covered by some additional operating revenues. In January, 2001, we received our first limited production order for our advanced panel system.

We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by FANUC Robotics Canada Ltd. ("FANUC") for our Facility. We claim that the equipment supplied by FANUC is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2005. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC. See "Risk Factors - Legal Proceedings Currently Pending" for a description of the lawsuit that we have commenced against FANUC, General Electric Capital Canada Inc. and others.

We May Not Receive Material Income From Certain Orders

Since April 2002, we received further orders for proto-type houses incorporating the Technology. We do not expect to earn any material income from these orders. We have also undertaken a number of proto-type manufacturing projects and tests to demonstrate the attractiveness of the Technology.

We Have Had Losses In Each Of Our Years Of Operation.

We have had net losses in each of our years of operation. For the year ended December 31, 2003, we had a net loss of $10,530,573. We may never become profitable. We may not be able to generate significant revenue through product sales based on the Technology. On December 31, 2003, our accumulated deficit was $38,396,901. See "Operating and Financial Review and Prospects - Operating Results".

Situations May Arise Where Our Interests Could Conflict With Those Of Management.

Some of our directors and officers have business interests in companies that have entered into agreements with us. Mr. Rached is our President. Members of Mr. Rached's family control RAR Consultants Ltd. ("RAR Consultants"), the licensor of the Technology. If we broke the Canadian License Agreement or if our subsidiary, IHI International Holdings Ltd. ("IHI International"), broke the International License Agreement, the licenses would be returned to RAR Consultants. The Canadian Licence Agreement and the International License Agreement are described under the caption "Information on the Company - History and Development of the Corporation - General Development of the Business". Our subsidiary, Canadian Hi-Tech Manufacturing Ltd. ("Canadian Hi-Tech") has entered into a Consulting Fee Agreement dated October 25, 1992 with RAR Consultants and Garmeco Canada (a company controlled by relatives of Mr. Rached) regarding designs produced by Garmeco Canada and used by us. The Consulting Agreement is described under the caption "Information on the Company - History and Development of the Corporation - General Development of the Business - Consulting Fee Agreement". Mr. Rached is the President and a Director of IHI Construction Ltd. ("Construction"), our wholly owned subsidiary, contractually responsible for the construction of our manufacturing facility. Our company and our subsidiaries have made lease payments for our head office to RAR Investments Ltd. ("RAR Investments"), a company controlled by Mr. Rached. Lease payments are now made to 434088 B.C. Ltd., a company controlled by Mr. Rached's family. We have agreed to pay an aggregate management fee of $6,000 a month to RAR Investments and RAR Consultants.

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
  proceeds from deposits on MOUs.

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

Our Officers And Directors May Be In A Position To Influence The Election Of Our Board Of Directors.

Mr. Rached through Mira Mar Overseas Ltd. owns 15,179,470 Common Shares or 14.6% and holds options to purchase 5,200,000 Common Shares at $0.20 per share expiring October 6, 2008. Therefore, Mr. Rached may be in a position to influence the election of our Board of Directors. Also, we do not currently have an Independent Compensation Committee. There is no independent oversight or supervision over management compensation. These functions are performed by the Board of Directors.

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

Legal Proceedings Currently Pending.

Fanuc

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding. The within proceedings are scheduled for trial commencing January 10, 2005. The Honourable Madam Justice Ballance has been appointed as the trial judge in the within matter, and the initial Case Management Conference was held on March 24, 2004.

Genesee

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

de Grasse

The Corporation has brought a claim for damages against Jean de Grasse and Robert de Grasse for breach of fiduciary duty and conspiracy. The action was commenced on October 7, 1999. There are settlement negotiations being undertaken with respect to this.

MOUs

On August 9, 2002, the Corporation announced that it, together with IHI International, exercised their respective rights to cancel, suspend or extend certain "MOUs" and related licenses to use the Corporation's building technology. The affected MOUs involve potential joint venture partners who have allegedly failed to satisfy their financial and other commitments to the Corporation and IHI International. The MOUs affected by the actions taken by the Corporation and IHI International are as follows:

The MOUs made with Hi-Tech America Development Corp. (HAD), HAD 2000 Corp. and HAD Three Corp. (the "HAD Group") in 1998, 1999 and 2000 were allegedly in default and were, therefore, cancelled. All initial irrevocable down payments made under those agreements have been forfeited to IHI International. We also understand that the HAD Group has indicated that it disagrees with IHI International's entitlement to cancel their MOUs.

The MOUs made with International Trade Circle SARL ("ITC") announced in 1997 and 2001 were allegedly in default and were, therefore, cancelled. All initial irrevocable down payments made under those agreements have been forfeited to IHI International. We also understand that ITC has indicated that it disagrees with IHI International's entitlement to cancel their MOUs.

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

We have also committed:

  To offer our shareholders shares in IHI International after 2006 (consistent with securities laws);

  To try to make IHI International a reporting company in fiscal 2007;
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

IHI International has completed a private placement involving the issuance of 21 million Common shares to R.I. Investments Ltd., IHI Holdings Ltd., Garmeco Canada and Garmeco International Consulting Engineers S.A.L. on June 27, 2001. Proceeds from the private placement were used for working capital purposes - primarily for patent costs and the paying down of debt.

RAR Consultants, R.I. Investments, Garmeco Canada, Garmeco International Consulting Engineers S.A.L., our company and IHI International have agreed to enter into a shareholders' agreement governing the affairs of IHI International. The Shareholders' Agreement is expected to include:

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

Principal Capital Expenditures and Divestitures

During the fiscal year ended December 31, 2003, our principal capital expenditures were $1,811,580 (2002 - $3,099,210; 2001 - $5,789,123) for the acquisition of property, plant and equipment, primarily with respect to our manufacturing facility located in Delta, British Columbia.

The other principal capital expenditures for fiscal 2003 were $214,534 (2002 - $254,213; 2001 - $346,767) for intangible assets consisting primarily of patent application costs.

Capital expenditures have been funded by the Corporation from cash on hand, which has been primarily derived from the proceeds of private placements of Common Shares and from cash deposits received related to joint venture option agreements.

There have not been any material capital divestitures by the Corporation.

Business Overview

General

The development and commercialization of the Technology is our principal business focus. Commercialization of the building process based on the Technology will require market acceptance of its unconventional nature. We have manufactured and assembled demonstration show homes in Luxembourg and in Vancouver and our permanent manufacturing facility in Delta, British Columbia (the "Facility"). These projects have allowed potential customers to evaluate the Technology. We have yet to deliver housing products for commercial purposes and generate revenue from the commercial sale of our housing products. In January, 2001, we received our first limited production order for our advanced panel system. In April and July 2002, we received further orders for proto-type houses incorporating the Technology. We do not expect to earn any material income from these orders. We have also undertaken a number of proto-type manufacturing projects and tests to demonstrate the attractiveness of the Technology. We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by FANUC for our Facility. We claim that the equipment supplied by FANUC is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2005. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC. See "Risk Factors - Legal Proceedings Currently Pending" for a description of the lawsuit that we have commenced against FANUC, General Electric Capital Canada Inc. and others.

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

Based on the results from the manufacture and assembly of demonstration show homes in Luxembourg and in Vancouver, British Columbia we believe that a typical 3,000 square foot house can be assembled on a prepared site in approximately 100 man-hours using a small crane and a crew of four or five workers.

We expect the Technology to provide a cost advantage over conventional on-site and pre-manufactured/pre-fabricated building technologies. For a 1,000 square foot single storey home, erected in Canada, the advantage can be nearly as high as approximately 30% based on the erected cost comparisons provided by Nu-Westech Engineering Limited ("Nu-Westech") of Vancouver, British Columbia in its report dated April 29, 1993. Examples from the Nu-Westech report are as follows:

Building Type	Conventional Wood Frame per ft2*	IHI per ft2*	% Saved
1,000 Square foot, single storey, residential	$62.60	$31.36	49.90
Two Storey Custom Duplex (1,655 ft/unit)	$65.23	$39.08	40.09
Three Storey Triplex (1,100 ft/unit)	$47.53	$34.31	27.81
	Pre-Engineered Steel per ft2	IHI per ft2*	% Saved
Industrial Plant 48,000 sq. ft. - nonspecialized	$33.75	$22.45	33.48

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

We also have patents for the Technology in: American Samoa, Angola, Argentina, Armenia, Australia, Austria, Azerbaijan, Bahamas, Bahrain, Bangladesh, Belarus, Belgium, Benin, Bolivia, Brazil, Bulgaria, Burkina Faso, Burundi, Cameroon, Central African Republic, Chad, China, Columbia, Congo, Cuba, Czech Republic, Denmark, the Dominican Republic, Ecuador, Egypt, El Salvador, Ethiopia, Europe, France, Gabon, Georgia, Germany, Ghaza Strip, Greece, Guam, Guinea, Haiti, Honduras, Hong Kong, Hungary, India, Indonesia, Iran, Iraq, Ireland, Israel, Italy, Ivory Coast, Japan, Jordan, Kazakhstan, Kyrgyztan, Latvia, Lebanon, Liberia, Libya, Lithuania, Luxembourg, Macedonia, Madagascar, Malawi, Malaysia, Mali, Malta, Mauritania, Mexico, Moldavia, Monaco, Mongolia, Morocco, Namibia, Netherlands, New Zealand, Nicaragua, Niger, Nigeria, North Korea, Norway, Pakistan, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, the Republic of Georgia, Romania, Russian Federation, Rwanda, Senegal, Singapore, Slovak Republic, Slovenia, South Africa (including

Bophuthatswana, Transkei, Venda), South Korea, Spain, Sri Lanka, Sudan, Sweden, Switzerland/Liechtenstein, Syria, Taiwan, Tajikistan, Tangier, Thailand, Trinidad-Tobago, Togo, Tunisia, Turkmenistan, Ukraine, the United Arab Emirates, the United Kingdom, the U.S. Virgin Islands, Uruguay, Uzbekistan, Venezuela, Vietnam, West Bank, Yugoslavia and Zaire.

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

  the development of a proto-type of a portion of a building using panels derived from the Technology;
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

With the Technology, forces imposed on panel components used in a structure are transferred to the foundation which acts to absorb and distribute such forces. The foundation components incorporating the Technology are the subject of United States Patent No. 5,584,151. The panels are the subject of United States Patent No. 5,862,639 and the method of securing architectural finish elements is the subject of United States Patent No. 5,785,904.

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

To familiarize consumers with the advantages of the Technology, it is our intent to manufacture and assemble "show homes" that will have a selling price starting from approximately $50 per square foot. Such homes will include high quality finishings and sophisticated architectural designs, such as suspended balconies, vaulted ceilings and curved walls. We believe that the penetration of the residential market will be achieved principally because the finish of erected panels using the Technology will not be materially distinguishable from exterior finishes of conventionally built homes, and the cost for a 1,000 square foot single storey home manufactured in Canada using the Technology is expected to be approximately 30% less than the cost of a conventionally built home. The finished housing product will have superior strength as demonstrated by physical tests conducted by Intertek Testing Services NA. LTD., ("Intertek") p/k/a Inchcape Testing Services NA. LTD. See "Satisfaction and Influence of Government Regulations" below.

We believe the principal "drivers" for the demand for the Technology include:

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

Development of Technology and Manufacturing Capacity

In March, 1994, Canadian Hi-Tech developed a proto-type of a portion of a building using panels made from the Technology, and demonstrated the assembly of the proto-type to investors and contractors. A structural dry run, where full size panels were used to construct a portion of a building, was demonstrated to investors, contractors and government representatives in July and August, 1994. The building panels were of typical design complexity (i.e., with respect to wiring, plumbing, insulation, etc.) and were produced by Canadian Hi-Tech at its pilot manufacturing facility located in Surrey, British Columbia, Canada.

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

The structure for our Facility was completed on April 21, 1998. Its size is approximately 77,000 square feet (including offices and storage areas). We produced all of the 1,300 panels for the Facility which is located in the Tilbury Industrial area in Delta, British Columbia. The Tilbury Industrial area is a modern industrial park with year-round ocean shipping, and four major rail lines. A rail spur tie-in is located within 30 meters of our Hopcott Road Property. A fully computerized state of the art concrete batching plant has been installed and is operational. We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by FANUC for our Facility. We claim that the equipment supplied by FANUC is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for a semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2005. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC. See "Risk Factors - Legal Proceedings Currently Pending". The manufacturing facility is expected to be able to produce 5,000 square feet of finished housing per shift, using one production line. During the first year of full operation, the manufacturing facility is expected to produce a mixture of building types, such as single and multi-family housing (both hi-rise and low-rise), commercial and industrial buildings. We are not ready for production at full capacity rates.

As at December 31, 2003, the Facility, including land, buildings, plant and equipment, had a depreciated net book value of approximately $22.7 million.

We own the property (approximately 15 acres) on which the Facility is located, free of any liens, charges or encumbrances. The address of the Facility is 7393 Hopcott Road, Delta, British Columbia.

Commercial Panel Production at our Permanent Manufacturing Facility

To successfully market our products, we will need to develop our manufacturing capability both domestically and abroad. We are currently manufacturing panels on a semi-automated basis at our manufacturing facility in the Tilbury Industrial area at 7393 Hopcott Road Delta, British Columbia.

Our business plan for the last three years has focused on (i) implementing several measures to minimize the impact of the welding equipment supplied by FANUC for our Facility; and (ii) to complete a number of proto-type manufacturing projects and tests to demonstrate the attractiveness of the Technology.

We have developed a three-phase plan to deal with equipment supplied by FANUC. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2005. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by FANUC.

Our proto-type manufacturing projects over the last three years have included the following:

  we have developed a mobile home and mobile classroom;
  we have developed a floating dock marina;
  we have developed a new form of insulated concrete water tank and road panels for sale in the Arctic region; and
  we have manufactured our first industrial mobile factory.

All of these projects utilize the Technology. The greatest operating risks we face are that we may not meet our development goals or begin full scale commercial panel production. We will attempt to manage this risk by using the Technology in different types of buildings and in different building markets.

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

Intertek has undertaken structural testing of our products in order to verify the structural design capacity and help us obtain building code approvals in British Columbia. The tests simulated industry test standards in British Columbia and included testing loading capacities of full size, proto-type wall, floor and roof panels. For the wall panels, the testing procedures simulated loads that the panels would face under gravity, wind and seismic loading. For the roof panels, the testing procedures simulated gravity loads from snow and for the floor panels the testing simulated operating machinery loads on a factory floor. Preliminary fire tests conducted by Intertek indicated that the wall panels could meet British Columbia building code requirements for a two hour fire resistance rating. Intertek have told us that British Columbia building code standards are generally equivalent to those in other areas of North America. IHI International's potential joint venture partners have also told us that British Columbia building code standards are the same as or better than the standards in many of the markets where our joint ventures will operate, such as the Philippines, Luxembourg, Dubai, Egypt and Costa Rica.

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

Proposed Joint Venture to be Established in Saudi Arabia

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

(collectively "the Territories").

The Saudi Joint Venture Company is to be responsible to contribute US$12,000,000 to each joint venture (which amount is intended to fund factory construction and business operations) with US$1,000,000 payable to IHI International upon the formation of the respective joint venture (was required to occur on or before October 30, 2002 for the first factory, October 30, 2004 for the second factory and October 30, 2006 for the third factory), US$3,300,000 payable two months after the formation of the respective joint venture, a further US$2,200,000 payable upon shipment of the panels (based on the Technology) necessary to construct the joint venture's factory, a further US$2,600,000 upon shipment of the equipment for the factory and the balance US$2,900,000 on substantial completion of the factory. All the above must be paid by an irrevocable letter of credit to IHI International required to be established on or before October 30, 2002 (now in default by the Saudi Joint Venture Company) for the first factory, October 30, 2004 for the second factory and October 30, 2006 for the third factory.

IHI International is to contribute the following to each joint venture:

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
  the Saudi Joint Venture Company must make a US$2,000,000 payment to IHI International on account of a license fee for the three licenses, which has now been paid. This license fee is in addition to the US$12,000,000 contribution to each of the three joint ventures. The Saudi Joint Venture Company has paid IHI International US$1,000,000 on account of the licence fee for the first factory and US$1,000,000 on account of the license fee for the second and third factories;
  the Corporation obtaining all necessary regulatory approvals; and
  the creation, approval by respective companies and execution of formal documentation establishing the joint venture.

Each joint venture will establish its own distribution network.

As at the date of this Annual Report, the Saudi Joint Venture Company is in material default of the MOUs and IHI International is in a position to terminate the MOUs without notice and grant the Territories to other parties.

Other MOUs

The following table summarizes other MOUs.

Territory	Date of MOU	Number of Factories Contemplated	Joint Venture Partner	Total Amount of License Fee	Amount of License Fee Paid	Amount of License Fee Remaining to be Paid	Due Date of Remaining Amount of License Fee	Further Contribution to be Made by Joint Venture Partner on and after Formal Establishment of Joint Venture
Philippines	March 15, 1995	2	Pohangco, Inc.	US$1,000,000	US$500,000	US$500,000	Upon completion of our manufacturing Facility	US$9,000,000
Luxembourg and Surrounding Region(1)	November 27, 1995 Amended on October 5, 1997 and April 13, 2001	1	Veda Consult S.A.	US$1,200,000	US$275,000	US$925,000	December 4, 1997(2)	US$9,000,000
Costa Rica	August 27, 1997	1	Edificaciones del Futuro S.A.	U.S.1,000,000	US$100,000	US$900,000	Upon establishment of the Joint Venture	US$900,000
Ontario	July 10, 1998	1	Hi-Tech Canada Development Corp.	Cdn$1,500,000	Cdn$1,500,000	-	-	US$10,000,000
Australia(3)	January 16, 1999	3	The Cascade Group Pty. Ltd.	US$1,000,000	US$100,000	US$900,000	June 30, 2003	US$10,000,000
Prairie Region, Canada	February 28, 1999 Amended on November 28, 2003	1	Hi-Tech Canada Development Corp.	US$1,000,000	US$100,000	US$900,000	December 31, 2005(4)	US$13,000,000
State of Alaska(5)(6)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$50,000	US$950,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
State of Washington(5)(6)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
State of Oregon(5)(6)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Western and Southern Regions of California(5)(6)(7)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000

Territory	Date of MOU	Number of Factories Contemplated	Joint Venture Partner	Total Amount of License Fee	Amount of License Fee Paid	Amount of License Fee Remaining to be Paid	Due Date of Remaining Amount of License Fee	Further Contribution to be Made by Joint Venture Partner on and after Formal Establishment of Joint Venture
Mexico(5)(6)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Chile, Colombia, Ecuador, El Salvador, Guatemala and Peru(5)(6)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$150,000	US$850,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
States of New York, New Jersey and Pennsylvania(5)(6)	November 3, 2001 Amended on May 17, 2002, August 31, 2002 and November 8, 2003	2	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Washington, DC and the States of Virginia, Maryland and Delaware(5)(6)	November 3, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Beijing Region(5)(6)(8)	November 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Shanghai Region(5)(6)(8)	November 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Tokyo and Northern Japan(5)(6)	December 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Osaka and Southern Japan(5)(6)	December 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000

Territory	Date of MOU	Number of Factories Contemplated	Joint Venture Partner	Total Amount of License Fee	Amount of License Fee Paid	Amount of License Fee Remaining to be Paid	Due Date of Remaining Amount of License Fee	Further Contribution to be Made by Joint Venture Partner on and after Formal Establishment of Joint Venture
Arizona, New Mexico and Nevada(5)(9)	August 2, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut(5)(9)	August 2, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
South East U.S. Region(5)(9)(10)	August 31, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
South Central U.S. Region(5)(9)(11)	August 31, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
States of Michigan and Illinois(5)(9)	October 26, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000
The Greater Hashemite Kingdom of Jordan(5)(9)(12)	January 13, 2003 Amended on May 9, 2003 and November 8, 2003	1	Garmeco International Consulting Engineers S.A.L.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000
The Republic of France(5)(9)(13)	January 14, 2003 Amended on May 9, 2003 and November 8, 2003	1	Garmeco International Consulting Engineers S.A.L.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000
The United Kingdom(5)(9)	January 15, 2003 Amended on May 9, 2003 and November 8, 2003	1	Garmeco International Consulting Engineers S.A.L.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000

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
  On October 5, 1997 the terms of the MOU were amended to allow the balance of the license fee (U.S. $925,000) to be paid in two installments: 50% on June 30, 1998 and 50% on September 30, 1998. Under the original terms of this MOU, the balance of the license fee was due on December 4, 1997. IHI International has accepted two demand notes from Veda Consult, dated June 30 and September 30, 1998 each in the amount of US$462,500 as payment for the balance of the license fee (US$925,000). The demand notes bear interest at a rate of 6.5% per annum.
  All initial irrevocable down payments under the agreement (US$100,000) have been forfeited to IHI International pursuant to the terms of the interim agreement. The Cascade Group has agreed to continue to pursue a joint venture partnership in Australia and/or New Zealand over the next two years and has been granted a right of first refusal to establish a joint venture factory in those territories. The terms and conditions of any new interim agreement will be based on those prevailing at the time such an agreement is reached.
  On November 28, 2003 the terms of the MOU were amended to allow the payment of the balance of the license fee to be paid on or before December 31, 2005 and increased the amount of the contribution to be made by Hi-Tech Canada Development Corp. to US$13,000,000.
  On November 8, 2003 the terms of the MOUs were amended to delay all financial contribution deadlines by one year.
  On November 8, 2003 the Territory was expanded to include South East Asia (other than the Philippines) and the balance of South America.
  Earthquake Resistance Structures Inc., which is controlled by a member of Mr. Rached's family, will have a first right of refusal for Northeast regions, i.e. balance of California (Sacremento area).
  Earthquake Resistance Structures Inc will have a first right of refusal for other licences covering the rest of the People's Republic of China.
  These MOUs provide that in the event of non-performance by us of our obligations under the MOUs our joint venture partner has the right to cancel the MOU and we will have to repay the license fee plus an amount equal to 12% of the license fee payment compounded annually calculated from the date of such payment. We have delivered a general security agreement to our joint venture partner to secure our obligations.
  The Territory covers the States of Florida, Georgia, Alabama, Mississippi, North Carolina and South Carolina.
  The Territory covers the States of Texas, Oklahoma, Arkansas and Louisianna.
  The Territory includes the exclusive distribution rights for Lebanon, Syria, Iraq, Palestinian Territories and Israel.
  The Territory excludes Alsace, Lorraine and Champagne-Ardenne.

Recent Developments

High Rise Industry

IHI Development - II Ltd., 40% of which is indirectly owned by the Corporation, completed the purchase of land in Surrey, British Columbia for development and the marketing of a residential condominium project (the "Surrey Project").

It is proposed to develop the Surrey Project in three phases, with each phase consisting of approximately a 19-storey high-rise with 70 units. The first phase is anticipated to commence in 2005 and the overall project including construction and marketing is anticipated to take two to three years thereafter. Application has been made to the City of Surrey for the necessary development permit which it anticipates receiving later in 2004 after which detailed drawings will be submitted to obtain a building permit.

The Surrey Project is to be constructed utilizing the Technology.

On December 23, 2003, we announced that IHI Planning Ltd., our wholly-owned subsidiary, was retained to design an optimal solution for an expansion of an existing banquet hall facility in Toronto. This is the first stage of the facility's planned development into a hotel suite complex.

Appointment of Honorary Chairman

On April 2, 2004, we announced the appointment of Mr. George F. Hamann, B. Arch (Hons.) F.R.I.B.A., F.R.A.I.C., co-founder of Bregman & Hamann, Architects and Planners, one of Canada's largest architectural firms, as our Honorary Chairman.

Among his firm's many projects, completed in downtown Toronto over a twenty-year period, were First Canadian Place, the largest bank building in the world (70 stories), Harbour Castle Hotel, and B.C.E. Place, which was voted by Time Magazine in 1997 as one of the ten best buildings in the world. During this period, Mr. Hamann served as Bregman & Hamann's Partner-in-Charge. Mr. Hamann has received the George Goulstone Fellowship in Architecture for Design and is an elected Fellow of the Royal Architectural Institute of Canada and the Royal Institute of British Architects. In 1984, Bregman & Hamann received the Governor General's Medal for the Design of Toronto Eaton Centre.

Appointment of BDO Dunwoody LLP

On April 2, 2004, we announced the appointment of BDO Dunwoody LLP as our new auditors. Shareholders will be asked to approve such appointment at our annual general meeting.

Grant of Stock Options

On June 9, 2004, we announced that we granted options indirectly to an officer of the Corporation to acquire 5,200,000 Common Shares at an exercise price of $0.20 per share expiring October 6, 2008.

Securities Held in Escrow

Of our issued and outstanding Common Shares, 15,179,470 are escrow shares and have restrictions attached to them. Of these escrow shares, 214,286 were acquired by an associate of Mr. Rached from our former principals, and we issued 21,470,672 escrow shares to Mr. Rached for $107,145, which was paid in cash by Mr. Rached in 1992. The Escrow Shares were issued to Mr. Rached in connection with the acquisition by the Corporation of the Canadian rights to the Technology pursuant to the Canadian License Agreement which ends on March 16, 2092. On January 18, 2000 the Escrow Shares were transferred to Mira Mar Overseas Ltd. The transfer of the Escrow Shares was approved by the TSX Venture Exchange ("TSX-V") on November 8, 1999. Mr. Rached indirectly owns 100% of Mira Mar Overseas Ltd. On February 21, 2002, 1,084,248 Escrow Shares were released from escrow, on August 21, 2002, 1,084,248 Escrow Shares were released from escrow, on February 21, 2003, 1,084,248 Escrow Shares were released from escrow, on August 21, 2003, 1,084,248 Escrow Shares were released from escrow and on February 21, 2004, 2,168,496 Escrow Shares were released from escrow. The remaining Escrow Shares will be released in accordance with the following schedule:

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

Property, Plant and Equipment

Reference is made to the captions "Information on the Company - Business Overview - Narrative Description of Business - Development of Technology and Manufacturing Capacity" and "Information on the Company - Business Overview - Narrative Description of Business - Commercial Panel Production at our Permanent Manufacturing Facility".

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our consolidated financial statements are stated in Canadian dollars and are prepared according to Canadian GAAP, which, is the same as U.S. GAAP, except as explained in note 15 of our financial statements for the year ended December 31, 2003.

Overview

Our principal business is developing, manufacturing and marketing our new building system (the "Technology"). Commercialization of the building process based on the Technology will require market acceptance of its unconventional nature. We have manufactured and assembled demonstration show homes in Luxembourg and in Vancouver. We have a manufacturing facility in Delta, British Columbia (the "Facility") that was built with the Technology. These projects have allowed potential customers to evaluate the Technology.

We have yet to deliver housing products for commercial purposes and generate revenue from the commercial sale of our housing products. We have undertaken a number of proto-type manufacturing projects and tests to demonstrate the attractiveness of the Technology. These have included the development of a mobile home and mobile classroom, a floating dock marina and a form of insulated concrete water tank and road panels for sale in the Arctic Region.

Our manufacturing facility in Delta, British Columbia has not been ready to produce building panels incorporating the Technology on a fully-automated basis because of problems that we experienced with welding equipment supplied by FANUC for our Facility. We expect to complete measures to deal with these problems by the end of July 2005.

Joint ventures and strategic alliances have been critical to our cash generation activities and are expected to be critical to our success. In addition to reducing the financial requirements of expansion, market risk is significantly reduced when we work with partners who already know their territory. Specific terms of joint ventures vary from region to region, but in all cases, our company or its subsidiary (IHI International) retains a 51% equity interest in the venture.

In 2003, the Corporation financed its operations mainly from deposits paid by third parties under MOUs that contemplate the possibility of establishing a joint venture or strategic alliance. The purpose of these joint ventures or strategic alliances is to produce for sale building panels incorporating the Technology. While we have been successful in obtaining deposits under the MOUs, many of the MOUs have been cancelled, including because of the failure of the other party to procure financing for all of its payment obligations or the failure to provide a viable business plan, as required by the MOUs. We previously reported revenue from deposits paid under MOUs with potential joint venture partners at the time these payments were received. Management has now determined that these amounts should be recorded in a different fashion. Accordingly, we have restated the financial statements for the Corporation of December 31, 2002 and 2001.

Our goal for the remaining portion of 2004 and for 2005 is to manufacture panels for a potential high rise development in Surrey, British Columbia. In order to secure that project and to fund our plan of operations for the remaining portion of this year and for 2005, we will require a working capital financing and the project will require construction financing. While we are hopeful that we will be able to secure the required financing, there is no assurance that we will be able do so. Our objective is to secure $4.5 million of conventional bank financing to fund our requirements for working capital and for the Facility. If this funding is not obtained, and if we are unable to secure other sources of funding, we may need to curtail our proto-type manufacturing operations. In the past, we have been successful in obtaining financing, when required, particularly from Mr. Rached's family. Much of the cash that has been required to fund the Corporation's operations has been generated from private placements of our equity shares purchased by companies controlled by Mr. Rached's family or from deposits paid under MOU's entered into with companies controlled by Mr. Rached's family.

Critical Accounting Policies

The Corporation's most significant accounting policies are as follows:

    The Corporation has incurred losses to date of $36,529,735 which includes a net loss for the current year of $10,530,573. The continuation of the Corporation is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Corporation plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Corporation. Amounts raised will be used to provide financing for the development and commercialization of the Corporation's business and for other working capital purposes. While the Corporation is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.
    The Corporation deferred architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences. During 2003, the Corporation determined that previously deferred costs were not recoverable and recorded a $4,638,737 write-down related to these costs.
    Payments related to non-refundable fees and deposits under MOUs are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Corporation has determined will occur upon the formation of a joint venture and the Corporation's ability to deliver the technology to exploit the license has been established.
    Proceeds from non-refundable deposits received under MOUs that have been received by the Corporation are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the MOU is issued.

Operating Results

The Corporation did not have any material operating revenue during its fiscal year ended December 31, 2003.

Year Ended December 31, 2003 versus year ended December 31, 2002

We had a net loss of $10,530,573 out of which approximately $4.6 million is a write-off of the deferred project development costs and $1.6 million is depreciation and amortization for the year ended December 31, 2003, as compared to a net loss of $2,285,156 for the year ended December 31, 2002 after giving effect to a non-controlling interest in the income of a subsidiary.

As at the end of fiscal 2003, we had retained 28 interim licence agreements that call for the establishment of up to 30 Hi-Tech Factories.

During the fiscal year, we recorded a gain on cancellation of license rights of approximately $154,460 as compared to $3,293,839 for the year ended December 31, 2002.

Depreciation and amortization expenses decreased slightly from $1,592,210 in the year ended December 31, 2002 to $1,589,514 for the year ended December 31, 2003. Depreciation and amortization is a non-cash charge.

Total assets decreased from $44.4 million at December 31, 2002 to $32.1 million at December 31, 2003 which decrease included a reduction in cash of approximately $7.6 million and the approximate $4.6 million write-off of the deferred project development costs.

Year Ended December 31, 2002 versus year ended December 31, 2001

We had a net loss of $2,285,256 out of which approximately $1.6 million is depreciation and amortization and after giving effect to a non-controlling interest in the income of a subsidiary for the year ended December 31, 2002, as compared to a net loss of $2,738,762 for the year ended December 31, 2001.

As at the end of fiscal 2002, we had retained 29 interim licence agreements or MOUs that call for the establishment of up to 33 Hi-Tech Factories.

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

As at the end of fiscal 2001, we had entered into 39 interim licence agreements that call for the establishment of up to 52 Hi-Tech Factories. A number of the interim licence agreements call for further cash payments to be made to us or to our subsidiary upon the substantial completion of the Facility. We expanded our base of interim licence agreements by commencing a second round of licensing activities in fiscal 2001.

Under a number of interim agreements with our strategic partners, such partners have an obligation to pay us several millions of dollars in order to maintain their licence rights to the Technology. Some of those payments were substantially overdue.

Property taxes increased to $132,793 for the year ended December 31, 2001 due to the increase in the assessed value of the Facility.

Interest expense increased from $428,941 for the year ended December 31, 2000 to $628,700 for the year ended December 31, 2001 due to finance changes related to equipment leases.

Legal expenses decreased from $963,685 for the year ended December 31, 2000 to $328,848 for the year ended December 31, 2001. For the year ended December 31, 2000, significant expenses were incurred in connection with the Genesee Action. Wages and benefits increased from $296,420 for the year ended December 31, 2000 to $440,581 for the year ended December 31, 2001 as we moved towards the commencement of commercial production.

Depreciation and amortization expense increased considerably from $248,323 in the year ended December 31, 2000 to $878,382 for the year ended December 31, 2001. This was principally due to the significant increase in capital assets. Depreciation and amortization is non-cash charge.

Total assets increased from $28.6 million at December 31, 2000 to $34.4 million at December 31, 2001.

Liquidity and Capital Resources

The Corporation's cash balance at December 31, 2003 was $2,763,972 (2002 - $10,391,716), a decrease of $7,627,744 from December 31, 2002. As at December 31, 2003, the Corporation had working capital of $455,530 (compared to working capital in 2002 as restated of $6,756,069 and in 2001 of $98,824).

The Corporation in 2003 spent $1,811,580 on the acquisition of the property, plant and equipment which included assets acquired under capital lease (in 2002 - $3,099,210 and in 2001 - $5,789,123) together with $214,534 on the acquisition of intangible assets (in 2002 - $254,213 and in 2001 - $346,767).

With respect to financing activities during the 2003 fiscal year, $1,979,024 was received in cash as deposits related to interim agreements or MOUs. During the year, the Corporation paid dividends of $193,324 and dividends paid by its subsidiary, IHI International to non-controlling shareholders was $1,417,448.

During the 2003 fiscal year, the Corporation repaid loans of $149,635 and long term debt of $403,767. The Corporation also repaid a mortgage payable of $1,868,000, being repayment of the first mortgage on the Corporation's plant in Delta, British Columbia.

Of the long-term assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of the Corporation's construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda Consult's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of US$462,500 as payment for the balance of the license fee (US$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

The notes have been outstanding since 1998. At the time we issued the notes, we agreed with Veda Consult not to demand repayment until our Facility had achieved its full production capability. Achieving such a capability was needed to allow us to manufacture a factory for the intended joint venture to be established in Luxembourg. The delay in payment of the notes has occurred as a result of the unexpected delays experienced in completing our Facility. Veda Consult has remained ready to proceed with a joint venture factory including settling the outstanding notes.

As at December 31, 2003, the Facility, including the property, plant and equipment, had a depreciated net book value of approximately $22.7 million.

The short to medium term outlook for our liquidity is satisfactory, provided that we can quickly secure working capital financing. We are exploring a number of funding sources. It is expected that we will need to grant a mortgage (security interest) over the Facility to secure a source of funding. The longer term outlook for our liquidity will depend on our success in accessing other external sources of financing, the speed with which we will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

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
  mortgage financing of the Facility;
  conventional bank financing; and
  proceeds from deposits on MOUs.

If we experience significant cost overruns on any of these activities and cannot raise additional funds, we may need to cut back or delay some of our activities.

Research Expenditures

RAR Consultants, the owner of the Technology, has to rely on patent, trade secret and contract laws to protect its rights relating to the Technology that is under license to our company and to our subsidiary, IHI International.

Our ability to compete effectively will depend, in part, on our ability to protect the Technology and related manufacturing processes. RAR Consultants is responsible for getting patents for the Technology and protecting them. We are required to pay for these activities.

During the fiscal year ended December 31, 2003, $214,534 (2002 - $254,213; 2001 - $346,767 was spent on patent application costs and licence rights.

To December 31, 2002, the Corporation had recorded $4,638,737 (2001 - $4,604,327) of deferred project development costs related to research and development by the Corporation. These costs were written off in the 2003 fiscal year as the Corporation had determined they were not recoverable.

See also "Information on the Company - Business Overview - Narrative Description of Business - Development of Technology and Manufacturing Capacity" for a description of other research and development expenditures.

Strategic Relationships

We must continue to develop relationships with joint venture partners. The terms of our joint ventures vary from region to region, but in all cases our company or our subsidiary, IHI International, would keep a fifty-one percent interest in the joint venture.

The business plan for fiscal 2003 focused on achieving the creation of further strategic relationships and further joint ventures.

We will look for future strategic partners that can maximize our revenues.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

As used herein, the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the company is a party, under which the company has:

(a) Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) ("FIN 45"), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b) A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c) Any obligation under a derivative instrument that is both indexed to the Corporation's own shares and classified in stockholders' equity, or not reflected, in the Corporation's statement of financial position; or

(d) Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

Contractual Obligations

As of the date of the balance sheet for the Corporation's last fiscal year end contained herein, the Corporation's known contractual obligations identified in the following table are:

	Payments Due by Period ($'s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations other than Capital Lease Obligations	2,193,990	1,477,244	70,120	646,626	-
Capital Lease Obligations	129,472	105,049	24,423	-	-
Operating Lease Obligations	78,000	78,000	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities reflected on the Corporation's Balance Sheet under Canadian GAAP (Deposits Received Related to Joint Venture Option Agreements of $12,080,732 and Redeemable Preferred Shares of $471,492)	12,469,038	-	-	12,469,038	-
Total	14,870,500	1,660,293	94,543	13,115,664	-

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance in the recognition and measurements of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

The implementation of this new standard did not have a material effect on the Corporation's 2003 financial statements.

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46(R)), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51". The primary objectives of FIN No. 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applied to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46(R) requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46(R) for all non-small business issuers are as follows: (a) for interests in special-purpose entities: periods ended after December 15, 2003; (b) for all VIEs created before January 31, 2003: periods ending after March 15, 2004; and (c) for all VIEs created after January 31, 2003, FIN 46(R) is applicable immediately.

The implementation of this standard is not expected to have a material effect on the Corporation's 2003 financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers are:

Name	Age	Position and Office Held
Roger A. Rached(2) Vancouver, B.C. Canada	44	President (also the President, Chief Executive Officer and a Director of IHI International, Canadian Hi-Tech and IHI Construction Ltd.)
Dr. Rene Abi-Rached(2) Vancouver, B.C. Canada	47	Chief Operating Officer and Director
Omar Take Vancouver, B.C. Canada	57	Chief Project Officer and Director
Evelyne Schmeler Luxembourg City Luxembourg	42	Director (also a Director of Canadian Hi-Tech)
Ferdinand Rauer Dusseldorf Germany	64	Director
Thomas Po North Vancouver, B.C. Canada	68	Director (also a Director of Canadian Hi-Tech)
Lawry Trevor-Deutsch(1) Ottawa, Ontario Canada	47	Director
Dr. Owen A. Anderson(1) Richmond, B.C. Canada	60	Chief Financial Officer and Director
Larry P. Coston(1) Calgary, Alberta Canada	52	Director
Cary Green North York, Ontario Canada	48	Vice-President, Business Development
Stephen D. Wortley North Vancouver, B.C. Canada	45	Secretary

Notes:

(1) Member of the Audit Committee.

(2) Mr. Roger A. Rached and Dr. Rene Abi-Rached are brothers.

Biographies of Our Senior Management, Directors and Officers

Roger A. Rached, a Canadian citizen, is the founder of the IHI Group of companies and has been the President and CEO of International Hi-Tech Industries Inc. since May 1993. After graduating with a Masters degree from Stanford University, Faculty of Engineering (Civil/Structural) in 1984, Mr. Rached managed the family's international business of the Garmeco Group, an architectural, engineering and construction management company based in Lebanon since 1948. After the commencement of full commercial production, Mr. Rached will concentrate on the international implementation of the Company's technology, through its majority owned subsidiary, IHI International.

Mr. Rached is a member of The American Society of Civil Engineers, American Construction Institute, Transportation & Development Institute, Canadian & Greater Vancouver Home Builder's Association, Vancouver Board of Trade, Urban Development Institute and many other prestigious international associations.

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

Compensation

We signed a management agreement on August 1, 1992 with RAR and agreed to pay an aggregate fee of $6,000 per month to RAR Investments and RAR Consultants for management fees. The parties have agreed to extend the agreement on a month-to-month basis.

Roger A. Rached is our President, or "Named Executive Officer". His compensation for the last three years is summarized in the following table:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Roger A. Rached President	2003	72,000	Nil	Nil	2,600,000(1)	Nil	Nil	Nil
	2002	72,000	Nil	Nil	2,600,000	Nil	Nil	Nil
	2001	72,000	Nil	Nil	2,600,000	Nil	Nil	Nil

(1) These options expired on October 6, 2003. On June 9, 2004 we granted 5,200,000 options to Mira Mar Overseas Ltd., a company controlled by Mr. Rached, at an exercise price of $0.20 per share expiring on October 6, 2008.

During the financial year ended December 31, 2003 we did not give any long term incentive plan awards or share appreciation rights to Roger A. Rached.

Roger A. Rached did not exercise any share purchase options during the year ended December 31, 2003, nor has he ever exercised any share purchase options.

Some of our directors are paid a monthly director's fee of $2,000 per month. In addition to the compensation set out in the Summary Compensation Table above, during fiscal 2003 we paid $78,322 (2002 - $86,745; 2001 - $66,824) for director's and officer's fees.

No other cash compensation, including salaries, fees, commissions, or bonuses were paid to our directors and officers.

We do not have any profit sharing or retirement benefit plans. There are no arrangements for payments to any member of management in case they lost their job with a change in the control of our company.

Common Share Option Plan

Before December 31, 2002, the Board of Directors gave options to buy our Common Shares to our directors, officers and employees on terms and conditions acceptable to the TSX-V, but without a formal written option plan at that time.

We have now established a Stock Option Plan (the "Plan"). The maximum number of shares that may be reserved for issuance under the Plan at any point in time is 10% of the outstanding shares. Options to purchase common shares under the Plan may be granted to a bona fide director, officer, employee, management company employee, consultant or company consultant. The exercise price of an option will be set by the Board of Directors at the time such option is granted and will be exercisable for a term of five years.

The Plan has been amended and restated, subject to approval by the shareholders of the Corporation and the TSX-V. The amendments to the Plan are not material.

As at the date of this Annual Report, the only options outstanding are those options granted as of June 9, 2004 to Mira Mar Overseas Ltd., a company owned indirectly by Roger A. Rached, to acquire 5,200,000 Common Shares at $0.20 each to October 6, 2008.

Termination of Employment, Change in Responsibilities and Employment Contracts

We do not have a compensation plan or any other arrangements in place in case Mr. Roger A. Rached or any other officer, or any director:

  resigns,
  retires,
  is removed from his position, or
  has his job description changed following a change in the control of our company.

Board Practices

All directors are elected and their term of office expires at our next annual general meeting which we expect to be in June, 2005. All officers have a term of office lasting until they are removed or replaced by the Board of Directors. The following table sets out the periods during which our officers have served:

Name	Office Held	Period an Officer of the Corporation
Roger A. Rached	President Chief Executive Officer	May 17, 1993 to present October 20, 2002 to present
Dr. Rene Abi-Rached	Chief Operating Officer	December 1, 2000 to present
Dr. Owen A. Anderson	Chief Financial Officer	April 24, 2001 to present

Name	Office Held	Period an Officer of the Corporation
Omar Take	Chief Project Officer	December 1, 2000 to present
Cary Green	Vice-President, Business Development	May 18, 2001 to present
Stephen D. Wortley	Secretary	November 8, 1993 to present

The Board of Directors has set up an Audit Committee and three members of the Board are on this Committee: Dr. Owen A. Anderson, Lawry Trevor-Deutsch and Larry P. Coston. The Audit Committee is responsible for reviewing the activities of our independent auditors including: fees, services, and audit scope. Since we lack a compensation, monitoring or share option committee, the Board of Directors is responsible for these functions. The Board of Directors has set up a Special Committee of two members who are Lawry Trevor-Deutsch and Owen Anderson. The Special Committee is responsible for overseeing matters relating to the Genesee Action. See "Risk Factors - Legal Proceedings Currently Pending". The Board of Directors has set up an Independent Committee of two members who are Lawry Trevor-Deutsch and Larry P. Coston. The Independent Committee has the responsibility to review and make recommendations to the Board of Directors with respect to certain related party transactions.

Employees

During each of the years ended December 31, 2001, December 31, 2002 and December 31, 2003, we had approximately 36 employees including management, office staff, workers and labourers responsible for the production of the panels for the construction of the manufacturing facility.

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

Share Ownership

As at the date of this Annual Report, Roger A. Rached, the Corporation's President and Chief Executive Officer, held 15,179,470 Common Shares, which shares are held indirectly by Roger A. Rached through Mira Mar Overseas Ltd.

As at the date of this Annual Report, Roger A. Rached held, indirectly through Mira Mar Overseas Ltd., options to acquire 5,200,000 Common Shares at $0.20 each to October 6, 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Our securities are recorded with our transfer agent. Some of those shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their clients, and we do not know who the owners are. We are not owned or controlled by a corporation or foreign government nor have we arranged for a change in our control. As of the date of this Annual Report, we were not limited as to the number of Common Shares and preferred shares we could issue. Of the Preferred Shares we have designated:

  50,000,000 as Preferred Shares, Series 1 (none of these are issued),
  5,000,000 as Preferred Shares, Series 2 (none of these are outstanding), and
  5,000,000 as Preferred Shares, Series 3 (none of these are outstanding).

The holders of Preferred Shares cannot vote except in those circumstances required by Canadian law.

The following table sets out certain information regarding the ownership of our Common Shares by any shareholder that we know owns more than 5% of our Common Shares;
  the senior executive officer named in the Summary Compensation Table above; and
  all the directors and officers as a group.

As of the date of this Annual Report, 104,272,433 of our Common Shares were outstanding.

Identity of Person or Group	Number of Shares	Percentage of Class
Roger A. Rached	15,179,470(1)(2)	14.6%(1)
Mira Mar Overseas Ltd.	15,179,470(1)(2)	14.6%(1)
Directors and Senior Management as a Group	16,818,027(3)	16.1%(2)

Notes:

(1) Held in escrow by Mira Mar Overseas Ltd. Mira Mar Overseas Ltd. is indirectly owned by Roger A. Rached.

(2) To the extent permitted by law, these shares are pledged to lenders.

(3) This amount includes 15,179,470 shares held in escrow by Mira Mar Overseas Ltd.

As at December 31, 2003, Roger A. Rached held 17,347,966 Common Shares, as at December 31, 2002, Roger A. Rached held 19,516,462 Common Shares, as at December 31, 2001, Roger A. Rached held 21,684,958 Common Shares and as at December 31, 2000, Roger A. Rached held 21,684,958 Common Shares. All such shares are held indirectly by Roger A. Rached through Mira Mar Overseas Ltd.

Under the British Columbia Securities Act insiders (those who are officers, directors, or holders of 10% or more of our Shares) must file insider reports to record changes in their ownership of our stock within 10 days following a trade in our stock. Copies of these reports are available electronically via the internet through the System for Electronic Disclosure by Insiders ("SEDI") at the SEDI web site (www.sedi.ca).

The Corporation's major shareholders do not have different voting rights on the Common Shares they hold than other holders of Common Shares.

As of the date of this Annual Report, there are 107 U.S. registered shareholders holding a total of 7,997,938 Common Shares of the Corporation.

Related Party Transactions

Except as disclosed below, we have not since January 1, 2003, being the date of the beginning of our most recently completed fiscal year, entered into or made, and does not propose to enter into or make:

(1) any transaction with a related party which is either material to us or the related party;

(2) any transaction with a related party which is unusual in its nature or conditions, involving goods, services or tangible or intangible assets;

(3) any loans or guarantees directly by us or through any of our subsidiaries to or for the benefit of any related party.

For the purposes of this Item 7.B, the following definitions apply:

(a) "associate" means any unconsolidated enterprises in which the Corporation has significant influence or which has significant influence over the Corporation; and

(b) "related party" includes any of the following persons:

(i) enterprises that, directly or indirectly through one or more intermediaries, control or are controlled by or under common control with the Corporation;

(ii) associates of the Corporation;

(iii) individuals owning, directly or indirectly, shares of the Corporation that gives them significant influence over the Corporation and close members of such individuals' family;

(iv) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Corporation, including directors and senior management of the Corporation and close members of such individuals families; or

(v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence.

(c) "significant influence over an enterprise" means the power to participate in the financial and operating policy decisions of the enterprise but is less than control over these policies. Shareholders beneficially owning a 10% interest in the voting power of a corporation are presumed to have a significant influence on the corporation.

  On January 13, 2003, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Greater Hashemite Kingdom of Jordan, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International- Other MOUs";
  On January 14, 2003, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The Republic of France, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  On January 15, 2003, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) entered into a Memorandum of Understanding with IHI International with respect to the proposed joint venture in The United Kingdom, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  On November 8, 2003, Earthquake Resistance Structures Inc. (a company controlled by Mr. Rached's mother) entered into an Amending Agreement with IHI International and Earthquake Resistance Structures Inc. amending the MOUs related to the territories of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, South East U.S. Region, South Central U.S. Region and the States of Michigan and Illinois, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  On June 17, 2003, we announced that IHI International declared a special dividend of US$0.00845 per share (an aggregate dividend of US$600,000) payable to its shareholders of record as at June 16, 2003. We used the dividend to settle a portion of an inter-company payable due to IHI International of approximately $3,835,754. The following shareholders received dividends: R.I. Investments Ltd., IHI Holdings Ltd., Garmeco Canada and Garmeco International Consulting Engineers S.A.L. These companies are controlled by members of Mr. Rached's family;
  On November 8, 2003, Garmeco International Consulting Engineers S.A.L. (a company controlled by Mr. Rached's family) entered into an Amending Agreement with IHI International amending the MOUs related to the territories of The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  During the fiscal year ended December 31, 2003, Lang Michener, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation an aggregate of $154,046.16 (2002 - $234,321; 2001 - $240,427) for legal fees and service;
  During the 2003 fiscal year, we paid $72,000 (2002 - $72,000; 2001 - $72,000) to RAR Consultants, a company controlled by Mr. Rached's family pursuant to a management agreement between the Corporation and RAR Consultants;
  During the 2003 fiscal year, we paid $78,000 (2002 - $78,000; 2001 - $78,000) for rent and $13,135 for reimbursement of property taxes to 434088 B.C. Ltd., a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the 2003 fiscal year, we paid $78,322 (2002 - $86,745; 2001 - $66,824) for directors and officers fees;
  Included in loans payable for the 2003 fiscal year is $209,326 (2002 - $354,961) due to IHI Holdings Ltd., a company controlled by Mr. Rached's family;
  We have entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants and Garmeco Canada have agreed to assist us by providing detailed engineering designs for the projects that we undertake. RAR Consultants and Garmeco Canada are controlled by Mr. Rached's family. We have agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design. During the 2003 fiscal year, we paid $88,528 (2002 - $72,418; 2001 - $72,418) for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family; and
  On June 9, 2004, we granted, pursuant to our Share Option Plan, 5,200,000 options to purchase Common Shares indirectly to Roger Rached at a price of $0.20 per share expiring October 6, 2008.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report.

Legal Proceedings

Fanuc

On March 26, 2002, the Corporation commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant Fanuc Robotics Canada Ltd. has notified the Corporation that it takes the position Fanuc Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation has consented to the dismissal of its proceedings against Merrill Lynch in exchange for rights to document disclosure. Final agreement and completion thereof remains outstanding. The within proceedings are scheduled for trial commencing January 10, 2005. The Honourable Madam Justice Ballance has been appointed as the trial judge in the within matter, and the initial Case Management Conference was held on March 24, 2004.

Genesee

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

de Grasse

The Corporation has brought a claim for damages against Jean de Grasse and Robert de Grasse for breach of fiduciary duty and conspiracy. The action was commenced on October 7, 1999. There are settlement negotiations being undertaken with respect to this.

MOUs

On August 9, 2002, the Corporation announced that it, together with IHI International, exercised their respective rights to cancel, suspend or extend certain "MOUs" and related licenses to use the Corporation's building technology. The affected MOUs involve potential joint venture partners who have allegedly failed to satisfy their financial and other commitments to the Corporation and IHI International. The MOUs affected by the actions taken by the Corporation and IHI International are as follows:

The MOUs made with Hi-Tech America Development Corp. (HAD), HAD 2000 Corp. and HAD Three Corp. (the "HAD Group") in 1998, 1999 and 2000 were allegedly in default and were, therefore, cancelled. All initial irrevocable down payments made under those agreements have been forfeited to IHI International. We also understand that the HAD Group has indicated that it disagrees with IHI International's entitlement to cancel their MOUs.

The MOUs made with International Trade Circle SARL ("ITC") announced in 1997 and 2001 were allegedly in default and were, therefore, cancelled. All initial irrevocable down payments made under those agreements have been forfeited to IHI International. We also understand that ITC has indicated that it disagrees with IHI International's entitlement to cancel their MOUs.

Dividend Policy

We have not paid any dividends on our outstanding Common Shares since incorporation and we do not expect that we will in the foreseeable future. We have paid dividends on our Preferred Shares. IHI International has paid dividends on its Common Shares. See "Major Shareholders and Related Party Transactions - Related Party Transactions".

Significant Changes

There have been no significant changes to report since the date of our financial statements since December 31, 2003 included with this Annual Report on Form 20-F except as disclosed herein.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Trading Markets

TSX-V IHI - Trading in Canadian Dollars			OTC Bulletin Board IHITF - Trading in United States dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual			Annual
2003	0.52	0.22	2003	0.335	0.181
2002	0.88	0.23	2002	0.55	0.15
2001	1.25	0.73	2001	0.85	0.45
2000	1.82	0.65	2000	1.19	0.46
1999	1.60	0.67	1999	1.05	0.46
By Quarter			By Quarter
Calendar 2002			Calendar 2002
First Quarter	0.88	0.40	First Quarter	0.55	0.22
Second Quarter	0.69	0.23	Second Quarter	0.45	0.15
Third Quarter	0.60	0.33	Third Quarter	0.3725	0.25
Fourth Quarter	0.45	0.32	Fourth Quarter	0.31	0.22
Calendar 2003			Calendar 2003
First Quarter	0.52	0.33	First Quarter	0.335	0.22
Second Quarter	0.38	0.30	Second Quarter	0.29	0.21
Third Quarter	0.46	0.31	Third Quarter	0.32	0.21
Fourth Quarter	0.40	0.22	Fourth Quarter	0.29	0.181
Monthly			Monthly
June 1 to 25, 2004	0.31	0.18	June 1 to 25, 2004	0.24	0.13
May 2004	0.25	0.18	May 2004	0.21	0.13
April 2004	0.26	0.20	April 2004	0.34	0.135
March 2004	0.25	0.20	March 2004	0.20	0.16
February 2004	0.28	0.22	February 2004	0.25	0.18
January 2004	0.41	0.24	January 2004	0.31	0.18
December 2003	0.30	0.22	December 2003	0.24	0.181

Plan of Distribution

Not applicable.

Markets

Our Common Shares have been listed on the TSX-V in Vancouver, British Columbia, Canada since March 2, 1988 and have been traded under the symbol "IHI" since December 11, 1992. Our Common Shares also began being quoted in the United States on the OTC Bulletin Board in April, 1995.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable.

Articles of Association

Our Restated Articles of Incorporation are registered with Industry Canada under Certificate No. 326451-3. A copy of the Restated Articles of Incorporation has been previously filed with the Corporation's Form F-1.

Objects and Purposes

Our Restated Articles of Incorporation do not specify objects or purposes.

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

Under the CBCA, notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to each shareholder entitled to vote at the meeting. A rule of the Canadian Securities Regulators sets out that meeting materials should be sent to registered holders approximately 35 days before the meeting date, so that such registered holders can forward the materials to beneficial holders.

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

There are no Series 1, Series 2 or Series 3 Preferred Shares outstanding.

Material Contracts

Within the two years before the date hereof, we have not entered into, and we are not currently contemplating entering into any contracts material to us, other than contracts in the ordinary course of our business, except as follows:

  Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in Arizona, New Mexico and Nevada. Under the terms of the Memorandum of Understanding, Earthquake Resistance Structures Inc. is required to pay a license fee in the amount of US$1,000,000 of which US$100,000 has been paid to date. The remaining license fee in the amount of US$900,000 is due on the earlier of December 31, 2008 and the establishment of the joint venture. The total contribution required to be made to the joint venture by Earthquake Resistance Structures Inc. on and after the formal establishment of the joint venture is US$11,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated August 2, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut. Under the terms of the Memorandum of Understanding, Earthquake Resistance Structures Inc. is required to pay a license fee in the amount of US$1,000,000 of which US$100,000 has been paid to date. The remaining license fee in the amount of US$900,000 is due on the earlier of December 31, 2008 and the establishment of the joint venture. The total contribution required to be made to the joint venture by Earthquake Resistance Structures Inc. on and after the formal establishment of the joint venture is US$11,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated August 2, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Western province (Jeddah Metropolitan area) . Under the terms of the Memorandum of Understanding, the Saudi Joint Venture Company is required to pay a license fee in the amount of US$1,000,000 which has been paid in full. The total contribution required to be made to the joint venture by the Saudi Joint Venture Company on and after the formal establishment of the joint venture is US$12,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Proposed Joint Venture to be Established in Saudi Arabia";
  Memorandum of Understanding dated August 3, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Riyadh. Under the terms of the Memorandum of Understanding, the Saudi Joint Venture Company is required to pay a license fee in the amount of US$500,000 which has been paid in full. The total contribution required to be made to the joint venture by the Saudi Joint Venture Company on and after the formal establishment of the joint venture is US$12,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Proposed Joint Venture to be Established in Saudi Arabia";
  Memorandum of Understanding dated August 4, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Dammam. Under the terms of the Memorandum of Understanding, the Saudi Joint Venture Company is required to pay a license fee in the amount of US$500,000 which has been paid in full. The total contribution required to be made to the joint venture by the Saudi Joint Venture Company on and after the formal establishment of the joint venture is US$12,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Proposed Joint Venture to be Established in Saudi Arabia";
  Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in the South East U.S. Region. Under the terms of the Memorandum of Understanding, Earthquake Resistance Structures Inc. is required to pay a license fee in the amount of US$1,000,000 of which US$100,000 has been paid to date. The remaining license fee in the amount of US$900,000 is due on the earlier of December 31, 2008 and the establishment of the joint venture. The total contribution required to be made to the joint venture by Earthquake Resistance Structures Inc. on and after the formal establishment of the joint venture is US$11,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated August 31, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in the South Central U.S. Region. Under the terms of the Memorandum of Understanding, Earthquake Resistance Structures Inc. is required to pay a license fee in the amount of US$1,000,000 of which US$100,000 has been paid to date. The remaining license fee in the amount of US$900,000 is due on the earlier of December 31, 2008 and the establishment of the joint venture. The total contribution required to be made to the joint venture by Earthquake Resistance Structures Inc. on and after the formal establishment of the joint venture is US$11,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Amendment dated August 31, 2002 amending the terms of the Memorandum of Understanding dated November 3, 2001 between IHI International and Earthquake Resistance Structures Inc. with respect to the proposed joint venture in the States of New York, New Jersey and Pennsylvania to expand the territory to include Pennsylvania. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated October 26, 2002 between IHI International and Earthquake Resistance Structures Inc., as amended, with respect to the proposed joint venture in the States of Michigan and Illinois. Under the terms of the Memorandum of Understanding, Earthquake Resistance Structures Inc. is required to pay a license fee in the amount of US$1,000,000 of which US$100,000 has been paid to date. The remaining license fee in the amount of US$900,000 is due on the earlier of December 31, 2009 and the establishment of the joint venture. The total contribution required to be made to the joint venture by Earthquake Resistance Structures Inc. on and after the formal establishment of the joint venture is US$11,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated January 13, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L., as amended, with respect to the proposed joint venture in The Greater Hashemite Kingdom of Jordan. Under the terms of the Memorandum of Understanding, Garmeco International Consulting Engineers S.A.L. is required to pay a license fee in the amount of US$1,000,000 of which US$100,000 has been paid to date. The remaining license fee in the amount of US$900,000 is due on the earlier of December 31, 2009 and the establishment of the joint venture. The total contribution required to be made to the joint venture by Garmeco International Consulting Engineers S.A.L. on and after the formal establishment of the joint venture is US$11,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated January 14, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L., as amended, with respect to the proposed joint venture in The Republic of France. Under the terms of the Memorandum of Understanding, Garmeco International Consulting Engineers S.A.L. is required to pay a license fee in the amount of US$1,000,000 of which US$100,000 has been paid to date. The remaining license fee in the amount of US$900,000 is due on the earlier of December 31, 2009 and the establishment of the joint venture. The total contribution required to be made to the joint venture by Garmeco

International Consulting Engineers S.A.L. on and after the formal establishment of the joint venture is US$11,000,000. See Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Memorandum of Understanding dated January 15, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L., as amended, with respect to the proposed joint venture in The United Kingdom. Under the terms of the Memorandum of Understanding, Garmeco International Consulting Engineers S.A.L. is required to pay a license fee in the amount of US$1,000,000 of which US$100,000 has been paid to date. The remaining license fee in the amount of US$900,000 is due on the earlier of December 31, 2009 and the establishment of the joint venture. The total contribution required to be made to the joint venture by Garmeco International Consulting Engineers S.A.L. on and after the formal establishment of the joint venture is US$11,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
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
  Letter Agreement dated May 9, 2003 between the Corporation and Earthquake Resistance Structures Inc. amending the amount payable within two months after the formation of the joint venture from $3,300,000 to $2,300,000 with respect to the payment schedule relating to the joint venture contribution and amending the date on which TSX-V approval was to be obtained under the MOUs related to the territories of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, South East U.S. Region, South Central U.S. Region and the States of Michigan and Illinois, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Letter Agreement dated May 9, 2003 between the Corporation and Garmeco International Consulting Engineers S.A.L. amending the amount payable within two months after the formation of the joint venture from $3,300,000 to $2,300,000 with respect to the payment schedule relating to the joint venture contribution and amending the date on which TSX-V approval was to be obtained under the MOUs related to the territories of The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Amending Agreement dated November 8, 2003 between IHI International and Earthquake Resistance Structures Inc. amending the terms of the Memorandum of Understanding to delay all financial contribution deadlines by one year under the MOUs related to the territories of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, South East U.S. Region, South Central U.S. Region and the States of Michigan and Illinois, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Amending Agreement dated November 8, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. amending the terms to delay all financial contributions by one year under the MOUs related to the territories of The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs";
  Amendment to Interim Agreement dated November 28, 2003 between the Corporation and Hi-Tech Canada Development Inc. amending the MOU to allow for the payment of the balance of the license fee to be paid on or before December 31, 2005 and to increase the amount of the contribution to be made by Hi-Tech Canada Development Inc. to US$13,000,000 from $10,000,000 with respect to the MOU related to the territory of the Prairie Region, Canada, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs"; and
  Amendment to the International License Agreement dated June 23, 2004 providing for, among other things, the intention to distribute Common Shares of IHI International after 2006 and in accordance with applicable securities laws as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology".

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Corporation by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and used in this discussion) when the Corporation was not controlled by a WTO (World Trade Organization) Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the gross value of the assets of the Corporation was $5,000,000 or more, or if an order for review was made by a federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Corporation. An investment in Common Shares of the Corporation by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the gross value of assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, in 2004 exceeds $237,000,000. A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Corporation. The acquisition of less than a majority, but more than a third, of the Common Shares of the Corporation would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquiror through the ownership of Common Shares of the Corporation.

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

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common share unless the Common share is "taxable Canadian property", and is not "treaty-protected property", of the Investor for purposes of the Canadian Act. A Common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the 60 months immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Corporation. The share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act. For example, pursuant to the Treaty, a Common share of the Corporation held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the Common share is not derived principally from real property (including resource properties) situated in Canada and that the

Investor does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base available" to the Investor in Canada.

An Investor whose Common Shares constitute taxable Canadian property, or whose Common Shares are not treaty-protected property, and who disposes of one or more Common Shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefor exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor's reasonable costs of disposition. The Investor will be required to include one half of any such capital gain (taxable capital gain) in the Investor's taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Investor's taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains included in the Investor's taxable income earned in Canada in any of the three preceding taxation years or in any subsequent taxation year.

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by the Corporation to the Investor on a Common share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to an Investor who is a resident of the United States for the purposes of the Treaty is 5% if the Investor is a company that owns at least 10% of the voting stock of the Corporation and beneficially owns the dividend, and 15% in any other case, of the gross amount of the dividend. The Corporation will be required to withhold any such tax from the dividend, and remit the tax directly to CCRA for the account of the Investor.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Income Tax Considerations").

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

As used herein, a "U.S. Holder" means a holder of common shares of the Corporation who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S.

Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Corporation's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Corporation's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Corporation will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Corporation. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Corporation ("United States shareholder"), the Corporation could be treated as a "controlled foreign corporation"

under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Exhibits attached to this Form 20-F are also available for review at our head office located at 1096 West 10th Avenue, Vancouver, British Columbia V6H 1H8 or you may request them by calling Emilia Luca at 604-733-5400. Copies of our financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. Copies of our financial statements and other continuous disclosed documents are also available for viewing at www.EDGAR.com.

Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Corporation carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2003, being the date of the Corporation's most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Corporation's Chief Executive Officer, Mr. Roger A. Rached, and Chief Financial Officer, Mr. Owen A. Anderson. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures are effective in timely alerting management to material information relating to the Corporation required to be included in its periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including the Corporation's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Corporation's most recently completed fiscal year ended December 31, 2003, there were no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Corporation's internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16. [reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation does not currently have an audit committee financial expert on its Audit Committee.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation has adopted a code of business conduct and ethics that applies to all directors, officers and managers of the Corporation.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Dunwoody LLP has served as our independent public accountants for the fiscal period ended December 31, 2003, for which audited financial statements appear in this Annual Report. The aggregate fees for professional services and other services rendered by BDO Dunwoody LLP in 2003 were nil.

Morgan & Company served as our independent public accountants for the fiscal years ended December 31, 2002 and 2001 and earlier. The following table represents the aggregate fees for professional services and other services rendered by Morgan & Company in 2003 and 2002.

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees	25,200	27,100
Audit-Related Fees	9,300	15,000
Tax Fees	3,000	7,500
All Other Fees	10,000	15,000

Audit fees were the aggregate fees charged by Morgan & Company for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Audit-related fees were fees charged by Morgan & Company for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit fees. This category comprises fees billed for the audit of any employee benefit plans and pension schemes, agreed upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. Tax fees are fees for professional services rendered by Morgan & Company for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, value added taxes and excise taxes.

Management of the Corporation may from time to time, although it has not done so to date, recommend to and request approval from the Audit Committee for non-audit services to be provided by the Company's auditors. The Audit Committee would consider such requests at committee meetings, and if acceptable to a majority of the Audit Committee members, pre-approve such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee would assess, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the U.S. Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

Only the audit services rendered for the year ended December 31, 2003 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are attached:

(1) Auditors' Report of BDO Dunwoody llp dated May 28, 2004 with respect to the December 31, 2003 financial statements;

(2) Auditor's Report of Morgan & Company dated September 8, 2003 except for Note 14 which is as of May 28, 2004, with respect to the December 31, 2002 and 2001 restated financial statements;

(3) Consolidated Balance Sheet for December 31, 2003, and 2002 (restated);

(4) Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001, and for the period from inception (September 12, 1990) to December 31, 2003;

(5) Consolidated Statement of Cash Flows for the years ended December 31, 2003, 2002 and 2001, and for the period from inception (September 12, 1990) to December 31, 2003;

(6) Consolidated Statement of Stockholders' Equity;

(7) Notes to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Corporation has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

The following exhibits are attached to this Form 20-F:

Type of Document	Document Description	Page
4.1	Amending Agreement dated November 8, 2003 between IHI International and Earthquake Resistance Structures Inc. amending the MOUs related to the territories of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, South East U.S. Region, South Central U.S. Region and the States of Michigan and Illinois, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".	112
4.2	Amending Agreement dated November 8, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. amending the MOUs related to the territories of The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".	114
4.3	Amendment to Interim Agreement dated November 28, 2003 between the Corporation and Hi-Tech Canada Development Inc. amending the MOU relating to the territory of Prairie Region, Canada, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs.	116
4.4	Code of Business Conduct and Ethics.	122

4.5	Amendment to the International License Agreement dated June 23, 2004 providing for, among other things, the intention to distribute Common Shares of IHI International after 2006 and in accordance with applicable securities laws as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology".	130

The following exhibits were filed with our Form 20-F for the financial year ended December 31, 2002:

4.1

Memorandum of Understanding dated August 2, 2002 between IHI International and the Saudi Joint Venture Company. with respect to the proposed joint venture in the region of Western province (Jeddah Metropolitan area) as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Proposed Joint Venture to be Established in Saudi Arabia".

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

4.4

Memorandum of Understanding dated August 3, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Riyadh as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Proposed Joint Venture to be Established in Saudi Arabia".

4.5

Memorandum of Understanding dated August 4, 2002 between IHI International and the Saudi Joint Venture Company with respect to the proposed joint venture in the region of Dammam as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Proposed Joint Venture to be Established in Saudi Arabia".

4.6	Commitment Letter dated August 26, 2002 between Ronald Nivens & Associates and the Corporation as described in Note 7 of the Unaudited Financial Statements for the year ended December 31, 2002.

- 65 -

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

- 66 -

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

4.7	The credit facility with IHI Holdings Ltd. whereby IHI Holdings Ltd. was issued 130,280 Common Shares for providing an unsecured credit facility in the amount of $2.0 million;
4.10	Luxembourg Joint Venture Agreement Amendment dated April 13, 2001;

4.13	A sample agreement pursuant to which shares of IHI International will be issued to holding companies controlled by Mr. Rached's family; and

The following exhibits were filed with our Form 20-F for the financial year ended December 31, 1999:

2.2	Special Rights and Restrictions attached to the Series 2 Preferred Shares;
2.6	Line of Credit Extension Agreement dated November 1, 1999 between the Corporation and Garmeco Canada;
2.7	Commitment Letter dated December 10, 1999 between the Corporation and CIBC Mortgage; and
2.8	Depositary Agreement dated February 1, 2000 between the Corporation and Montreal Trust Company of Canada.

The following Exhibits were filed with the Corporation's Form 20-F for the financial year ended December 31, 1998:

2.2	Letter Agreement dated May 17, 1999 among the Corporation, RAR Consultants and IHI International;
2.4	Memorandum of Understanding dated July 10, 1998 between the Corporation and Hi-Tech Canada Development Corporation with respect to the proposed joint venture in Ontario, Canada;
2.14	Line of Credit Agreement dated November 5, 1998 between the Corporation and Garmeco Canada;
2.15	Escrow Agreement dated November 5, 1998 among the Corporation, Garmeco Canada and Montreal Trust Company of Canada;
2.16	Letter Agreement dated March 9, 1999 between the Corporation and CIBC Investment Banking Mergers and Acquisitions;
2.17	Guarantee Agreement dated June 29, 1998 between the Corporation and Roger A. Rached;
2.18	Guarantee Amendment Agreement dated October 2, 1998 between the Corporation and Roger A. Rached;
2.19	Escrow Agreement dated October 2, 1998 among the Corporation, RAR Investments, RAR Consultants and Montreal Trust Company of Canada; and
2.20	Commitment Letter dated June 22, 1998 between Ronald Niven & Associates and the Corporation.

The following Exhibits were filed with the Corporation's Form 20-F for the financial year ended December 31, 1997:

1.1

Escrow Amendment Agreement among Montreal Trust Company of Canada, the Corporation, RAR Consultants and Roger A. Rached dated May 7, 1998 (Original Escrow Agreement filed as Exhibit 10.19 to the Form F-1);

2.6	Letter Agreement between the Corporation and Reco Investment Consulting Inc. dated April 1, 1998; and
2.7	Guarantee Agreement between the Corporation and Roger A. Rached dated January 30, 1998.

The following exhibits have been previously filed with the Corporation's Form F-1:

3.01	Certificate of Continuance of the Corporation;
3.02	Certificate of Change of Name;
3.03	Certificate of Incorporation;
3.04	By-laws of the Corporation;
3.08	Draft Articles of Amendment of the Corporation authorizing the creation of the 50,000,000 Class A Preferred shares, Series 1 and attaching rights, privileges, restrictions and conditions thereto;
3.09	Filed copy of the Articles of Amendment of the Corporation dated March 24, 1997 authorizing the directors to elect additional directors between annual meetings;
3.10	Filed copy of the Articles of Amendment of the Corporation dated July 3, 1997 regarding the minimum and maximum number of directors;
10.02	Novation Agreement among the Corporation, Canadian Hi-Tech and RAR Consultants dated June 17, 1996;
10.05	Canadian License Agreement among RAR Consultants, Canadian Hi-Tech and Roger A. Rached dated March 16, 1993;
10.06	March 5, 1997 Letter regarding the License Agreement between RAR Consultants and IHI International;
10.07	Letter Agreement between Roger A. Rached and Garmeco dated July 5, 1996;
10.08	Letter Agreement between the Corporation and RAR Consultants dated October 3, 1994;
10.09	Loan Agreement between RAR Investments and Canadian Hi-Tech dated April 2, 1993;
10.10	Loan Agreement between the Corporation and Eron dated February 26, 1996;
10.11	IHI International Memorandum of Understanding with Karl-Heinz Peters (covering proposed joint venture in the former East Germany and Poland), dated July 12, 1995;

10.12	IHI International Memorandum of Understanding with HDD (covering proposed joint venture in Germany), dated April 23, 1997;
10.13	IHI International Memorandum of Understanding with Pohangco, Inc. (covering proposed joint venture in Luxembourg and surrounding region), dated November 27, 1995;
10.15	IHI International Memorandum of Understanding with Veda Consult (covering proposed joint venture in Luxembourg and surrounding region), dated November 27, 1995;
10.17	Commercial Lease between 389629 B.C. Ltd. and Canadian Hi-Tech dated January 1, 1991;
10.19	Escrow Agreement among Montreal Trust Company of Canada, the Corporation, RAR Investments and Roger A. Rached dated December 22, 1992;
10.21	Memorandum of Understanding between the Corporation and Columbia Kootenay Investment Inc., dated June 15, 1997;
10.22	IHI International Memorandum of Understanding with Edificaciones del Futuro S.A. (covering proposed joint venture in Costa Rica, Nicaragua and Panama), dated August 27, 1997;
10.23	Amendment to Loan Agreement (Exhibit 10.09) dated October 8, 1997;
10.24	Amendment to Memorandum of Understanding (Exhibit 10.21) dated October 6, 1997;
10.25	Amendment to Memorandum of Understanding (Exhibit 10.15) dated October 5, 1997;
10.26	Management Agreement among Canadian Hi-Tech, RAR Investments and Roger A. Rached dated August 1, 1992;
10.27	Consulting Fee Agreement among Canadian Hi-Tech, RAR Consultants and Garmeco dated October 25, 1992;
10.29	International License Agreement among RAR Consultants, IHI International and Roger A. Rached dated October 4, 1994;
14.01	U.S. Patent No. 5,584,151 dated December 17, 1996;
21.01	Certificate of Incorporation of Canadian Hi-Tech;
21.03	Certificate of Incorporation of IHI International;
99.01	Intertek Testing of Panels:

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

INTERNATIONAL HI-TECH INDUSTRIES INC.

Per:

/s/ Roger A. Rached
Roger A. Rached
President and Chief Executive Officer

DATED: July 9, 2004

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

(Stated in Canadian Dollars)

BDO DUNWOODY LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, B.C. Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

AUDITORS' REPORT

To the Shareholders
International Hi-Tech Industries Inc.
(A development stage company)

We have audited the consolidated balance sheet of International Hi-Tech Industries Inc. (a development stage company) as at December 31, 2003 and the consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended and for the period from September 12, 1990 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended and for the period from September 12, 1990 (inception) to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

The consolidated balance sheet as restated as at December 31, 2002 and the consolidated restated statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 2002 and 2001, were reported upon by other auditors. Their report covered the years ended December 31, 2002 and 2001, contained no reservations and was dated September 8, 2003 (except for Note 14 which is as of May 28, 2004).

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, Canada
May 28, 2004

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

BDO DUNWOODY LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, B.C. Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated May 28, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP
Chartered Accountants
Vancouver, B.C.
May 28, 2004

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

MORGAN & COMPANY
Chartered Accountants

AUDITORS' REPORT

To the Shareholders
International Hi-Tech Industries Inc.
(A development stage company)

We have audited the consolidated balance sheets of International Hi-Tech Industries Inc. (a development stage company) as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit, cash flows and changes in shareholders' equity for the years ended December 31, 2002, 2001 and 2000 and for the period from September 12, 1990 (inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 and for the period from September 12, 1990 (inception) to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

As discussed in Note 14, these financial statements have been restated. Our Auditors' Report dated September 8, 2003, on the previously issued consolidated financial statements as at December 31, 2002 and 2001, and for the years then ended, has been withdrawn.

Vancouver, Canada
September 8, 2003, except for Note 14
which is as of May 28, 2004

/s/ Morgan & Company
Chartered Accountants

MORGAN & COMPANY
Chartered Accountants

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated September 8, 2003, except for Note 14 which is as of May 28, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the Auditors' Report when these are adequately disclosed in the financial statements.

In addition to the restatement discussed in Note 14, the weighted average common shares and the calculation of loss per share in 2002 in accordance with accounting principles generally accepted in the United States, have been restated to include all of the Company's escrow shares as discussed in Note 15 (iv).

Vancouver, Canada
September 8, 2003, except for Note 14
which is as of May 28, 2004

/s/ Morgan & Company
Chartered Accountants

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2003	2002
		(Restated)
ASSETS
Current
Cash and cash equivalents	$2,763,972	$10,391,716
Restricted cash (Note 2)	-	275,463
Receivables	91,861	92,691
Prepaid expenses	429,035	335,711
	3,284,868	11,095,581
Notes receivable and accrued interest (Note 3)	1,618,708	1,874,815
Property, Plant and Equipment (Note 4)	25,054,388	24,732,322
Intangible Assets (Note 5)	2,136,964	2,022,430
Deferred Project Development Costs	-	4,638,737
	$32,094,928	$44,363,885
LIABILITIES
Current
Accounts payable and accrued liabilities	$649,424	$435,750
Accrued interest payable	304,795	243,341
Loans payable (Note 6)	292,826	442,461
Mortgages payable (Note 7)	-	1,868,000
Preferred share dividends payable	-	68,391
Current portion of long term debt (Note 8)	1,582,293	1,281,569
	2,829,338	4,339,512
Redeemable preferred shares (Note 9)	388,306	194,208
Deposits Received Related to Joint Venture Option Agreements	12,080,732	10,256,168
Long Term Debt (Note 8)	741,169	1,445,660
	16,039,545	16,235,548
Contingencies (Note 12)

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage)

CONSOLIDATED BALANCE SHEETS (Continued)
(Stated in Canadian Dollars)

	DECEMBER 31
	2003	2002
		(Restated)
SHAREHOLDERS' EQUITY
Share Capital (Note 9)
Authorized:
An unlimited number of common shares without par value
An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:
Series 1 - 50,000,000 shares;
Series 2 - 5,000,000 shares; and
Series 3 - 5,000,000 shares
Issued and outstanding:
Common Shares
104,272,429 (of which 17,347,968 shares are held in escrow) at December 31, 2003 and 102,531,371 (of which 19,516,462 shares are held in escrow) at December 31, 2002	$55,586,614	$53,546,611
Class A Preferred Shares
Nil Series 3, at December 31, 2003 and
2,261,114 at December 31, 2002	-	2,040,003
Contributed Surplus	305,000	305,000
Non-controlling Interest Deficit Relating To Dividends	(1,439,330)	(21,882)
Deficit Accumulated During The Development Stage	(38,396,901)	(27,741,395)
	16,055,383	28,128,337
	$32,094,928	$44,363,885

Approved by the Board of Directors:
/s/ Dr. Owen A. Anderson	/s/ Dr. Rene Abi-Rached

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

YEARS ENDED DECEMBER 31				From INCEPTION SEPTEMBER 12 1990 TO DECEMBER 31
2003	2002		2001	2003
	(Restated)			(Cumulative)
Expenses
Audit and accounting	$159,724	$153,307	$62,409	$935,843
Corporation and capital taxes	186,696	45,187	77,076	536,023
Consulting fees	330,295	189,279	153,228	1,840,667
Depreciation and amortization	1,589,514	1,592,210	878,382	5,602,333
Directors' and officers' fees	150,322	164,745	138,824	1,053,161
Finders' fees and loan guarantee, and commitment fees	156,085	342,549	310,059	3,132,215
General expense	289,938	252,771	240,142	2,372,610
Legal	494,318	156,136	328,848	5,010,775
Insurance	84,275	39,906	37,723	388,247
Interest and foreign exchange	1,351,310	867,607	628,700	4,740,941
Investor relations	25,074	18,854	42,500	118,928
Product representation costs	160,438	173,137	213,820	2,244,822
Telephone, fax and cellular	28,963	36,095	46,382	592,426
Office rent	91,135	84,755	78,000	782,890
Promotion and presentation	15,601	47,832	16,620	306,274
Property taxes	166,589	139,301	132,793	810,197
Repairs and maintenance	71,088	64,106	65,790	692,745
Travel and business promotion	288,923	236,356	240,496	3,053,139
Transfer agent and filing fees	35,160	84,902	29,521	374,139
Wages and benefits	657,790	337,165	440,581	3,539,986
	6,333,238	5,026,200	4,161,894	38,128,361
Less: Interest and other income	286,942	347,516	425,633	1,674,265
Loss From Operations	(6,046,296)	(4,678,684)	(3,736,261)	(36,454,096)
Deferred Project Development Cost Write-down	(4,638,737)	-	-	(4,638,737)
Gain On Cancellation Of License Rights	154,460	3,293,839	-	3,661,601
Gain On Termination Of Option	-	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	825,717	1,216,580
Legal Settlement	-	-	-	(200,000)
Non-controlling Interest Portion of (Income) Loss in Subsidiary	-	(900,311)	171,782	(375,073)
Net Loss for the Year	(10,530,573)	(2,285,156)	(2,738,762)	$(36,529,735)
Preferred Share Dividends	(124,933)	(404,162)	(611,034)
Net Loss Available to Common Shareholders	$(10,655,506)	$(2,689,318)	$(3,349,796)
Loss Per Share, Basic and diluted	$(0.10)	$(0.04)	$(0.05)
Weighted Average Common Shares Outstanding	103,470,774	75,579,670	63,279,711

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

YEARS ENDED DECEMBER 31			INCEPTION SEPTEMBER 12 1990 TO DECEMBER 31
2003	2002	2001	2003
	(Restated)		(Cumulative)
Cash Flows From Operating Activities
Net loss for the year	$(10,530,573)	$(2,285,156)	$(2,738,762)	$(36,529,735)
Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Unrealized exchange adjustment on notes receivable	334,059	17,108	(99,761)	(190,088)
Accrued interest on notes receivable	(77,952)	(94,811)	(95,665)	419,446
Amortization of discount on redeemable preferred shares	194,098	194,208	-	388,306
Gain on cancellation of license rights	(154,460)	(3,293,839)	-	(3,661,001)
Gain on issue of treasury shares by subsidiary company	-	-	(825,717)	(1,216,580)
Shares issued for loan guarantee and commitment fees	-	-	100,316	1,473,998
Non-controlling portion of income (loss) in subsidiary	-	900,312	(171,782)	375,073
Write down of deferred project development costs	4,638,737	-	-	4,638,737
Depreciation and amortization	1,589,514	1,592,210	878,382	5,602,333
(Increase) Decrease in assets
Receivables	830	(50,273)	94,606	(91,861)
Prepaid expenses	(93,324)	(154,215)	(60,289)	(429,035)
Increase (Decrease) in liabilities
Accounts payable and accrued liabilities	213,674	(222,502)	72,180	649,424
Accrued interest payable	61,454	43,163	14,853	304,795
Net Cash Used In Operating Activities	(3,823,943)	(3,353,795)	(2,831,639)	(28,266,188)
Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(1,811,580)	(3,099,210)	(5,789,123)	(29,615,677)
Acquisition of intangible assets	(214,534)	(254,213)	(346,767)	(2,846,964)
Project development costs	-	(34,410)	(82,787)	(4,638,737)
Notes receivable	-	-	-	(1,848,066)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	(146,418)
Net Cash Used In Investing Activities	(2,026,114)	(3,387,833)	(6,218,677)	(39,402,636)

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Stated in Canadian Dollars)

	YEARS ENDED DECEMBER 31			INCEPTION SEPTEMBER 12 1990 TO DECEMBER 31
	2003	2002	2001	2003
		(Restated)		(Cumulative)
Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	$-	$13,074,240	$2,257,460	$47,855,913
Issuance of preferred shares	-	-	2,040,003	6,256,703
Dividends paid	(193,324)	(506,756)	(611,034)	(1,560,392)
Contributed surplus	-	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	997,500	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	(1,417,448)	(922,194)	-	(2,339,642)
Cash deposits received related to joint venture option agreements	1,979,024	3,808,446	2,962,235	15,741,733
Increase (decrease) in restricted cash	275,463	635,442	(215,169)	-
Increase in amount due to related parties	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	(1,848,483)
Repayment in loans payable	(149,635)	(155,039)	(528,000)	292,826
Repayment of advances payable	-	-	-	(363,021)
Increase in advances payable	-	-	-	363,021
Repayment of long term debt	(403,767)	(996,267)	2,185,233	(3,380,935)
Increase in long term debt	-	302,635	-	5,519,771
Proceeds from mortgages payable	-	-	-	3,105,160
Repayment of mortgages payable	(1,868,000)	-	-	(3,105,160)
Increase in project advance payable	-	-	-	2,000,000
Repayment of project advance payable	-	-	-	(2,000,000)
Net Cash Provided By (Used In) Financing Activities	(1,777,687)	15,240,507	9,088,228	70,432,796
Net Increase (Decrease) In Cash and Cash Equivalents	(7,627,744)	8,498,879	37,912	2,763,972
Cash and Cash Equivalents, Beginning Of Year	10,391,716	1,892,837	1,854,925	-
Cash and Cash Equivalents, End Of Year	$2,763,972	$10,391,716	$1,892,837	$2,763,972
Supplemental Disclosure Of Cash Flow Information
Interest paid	$470,820	$673,399	$628,699	$2,552,840
Taxes paid	$-	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended December 31, 2002, the Company issued 3,022,250 common shares on the conversion of 3,925,000 Series 2 Class A preferred shares.

During the year ended December 31, 2003, the Company issued 1,741,058 common shares on the conversion of 2,261,114 Series 3 Class B preferred shares.

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
DECEMBER 31, 2003
(Stated in Canadian Dollars)

	COMMON STOCK		PREFERRED STOCK
	NUMBER OF SHARES	AMOUNT	NUMBER OF SHARES	AMOUNT	CONTRIBUTED SURPLUS	NON-CONTROLLING INTEREST DEFICIT RELATING TO DIVIDENDS	DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE	TOTAL
Balance, January 1, 2001	61,770,591	$33,387,895	4,650,000	$4,726,700	$305,000

Issuance of common stock	2,680,280	2,215,316	-	-	-
Issuance of preferred stock			2,261,114	2,040,003	-
Conversion of preferred stock to common stock	558,250	725,000	(725,000)	(725,000)	-
Share subscriptions	-	-	-	142,460	-	-	-	142,460
Preferred share dividends	-	-	-	-	-	-	(611,034)	(611,034)
Net loss	-	-	-	-	-	-	(2,738,762)	(2,738,762)
Balance, December 31, 2001	65,009,121	$36,328,211	6,186,114	$6,184,163	$305,000	$-	$(25,052,077)	$17,765,297
Issuance of common stock	34,500,000	13,726,700	-	-	-	-	-	13,726,700
Conversion of Series 2 preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	-	(652,460)
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(21,882)	-	(21,882)
Preferred share dividends	-	-	-	-	-	-	(404,162)	(404,162)
Net loss (Restated, Note 14)	-	-	-	-	-	-	(2,285,156)	(2,285,156)
Balance, December 31, 2002 (Restated, Note 14)	102,531,371	53,546,611	2,261,114	2,040,003	305,000	(21,882)	(27,741,395)	28,128,337
Conversion of Series 3 preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)
Balance, December 31, 2003	104,272,429	$55,586,614	-	$-	$305,000	$(1,439,330)	$(38,396,901)	$16,055,383

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Ability to Continue as a Going Concern

International Hi-Tech Industries Inc. (the "Company"), a development stage company, is in the business of developing and commercializing a building construction process that uses completely manufactured pre-fabricated panels, outstanding floor panels, wall panels and roof panels.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $36,529,735 which includes an net loss for the current year of $10,530,573. The continuation of the Company is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Company plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Company. Amounts raised will be used to provide financing for the development and commercialization of the Company's business and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might arise from this uncertainty.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned), IHI Construction Ltd. (100% owned), IHI Sales Ltd. (100% owned), IHI Developments Ltd. (100% owned), IHI Manufacturing Ltd. (100% owned) and IHI Planning Ltd. (100% owned). All significant intercompany balances and transactions have been eliminated.

During the years ended December 31, 2003 and 2002, prior to a restatement of the Company's operating results, the Company paid dividends to non-controlling shareholders of subsidiaries. As a result of adjustments recorded in the restatement, dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $1,439,330 and $21,882 respectively, at December 31, 2003 and 2002. These amounts were recorded as a reduction to shareholders' equity as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary.

c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

d) Deferred Project Development Costs

The Company deferred architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program to be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Office furniture and equipment	20%
Computer equipment	30%
Other machinery and equipment	20%
Paving	8%

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost.

f) Intangible Assets

Patent application costs are amortized on a straight-line basis over ten years once a patent is secured.

License rights are amortized on a straight-line basis over ten years.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of property, plant and equipment, intangible assets and deferred project development costs. Impairment losses or write downs to fair value are recorded in the event the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

g) Stock Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments". It was applied on a prospective basis to all awards granted on or after January 1, 2002. Section 3870 establishes standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments made in exchange for goods and services.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Stock Based Compensation (Continued)

i) Consultants

The standard requires that all stock based awards made to consultants be measured and recognized in these consolidated financial statements using a fair value based method.

ii) Employees

For the fiscal years ended December 31, 2003 and 2002, the standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of the fair value based method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities. The Company uses the intrinsic value method of accounting for stock options granted to directors for director services and employees, as allowed. Under this method, compensation costs are not recognized in the financial statements for stock options granted to directors and employees when the exercise price of the options exceeds or equals the market price of the Company's common stock on the date of grant. The proceeds received on exercise of stock options are credited to share capital. The section does, however, require the disclosure, on a pro-forma basis, of the impact on operations of using the fair value based method for stock options granted to directors for director services and employees on or after January 1, 2002.

h) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

j) Deposits received related to joint venture option agreements and gain on cancellation of License Rights

Payments related to non-refundable fees and deposits from joint venture option agreements are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined will occur upon the formation of a joint venture and the Company's ability to deliver the technology to exploit the license has been established.

Proceeds from deposits received from memorandums of understanding that have been entered by the Company are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

k) Foreign Currency Translation

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the rate in effect during the applicable accounting period.

The resulting foreign exchange gains and losses are included in income in the current period.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 34,500,000 (2002 - 40,780,557; 2001 - 15,004,365) common shares on the exercise of options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, restricted cash, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, mortgages payable and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates.

n) Redeemable Preferred Shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares are recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

o) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value include property, plant and equipment, real estate and future income taxes.

Material differences between Canadian and United States generally accepted accounting principles which affect the Company are referred to in Note 15.

p) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

2. RESTRICTED CASH

As a condition of the Series 3 Preferred Share Offering, the Company agreed to deposit with its trust company sufficient funds from the subscription proceeds to fund the dividends payable for a two-year period. As at December 31, 2003, there is no restricted cash of this nature as all preferred shares had been converted to common shares.

3. NOTES RECEIVABLE AND ACCRUED INTEREST

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are collateralized by the issuer's license rights to the Company's building technology.

4. PROPERTY, PLANT AND EQUIPMENT

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Land	$3,529,281	$-	$3,529,281	$2,745,078
Paving	47,123	4,458	42,665	32,168
Automotive	152,703	128,705	23,998	19,455
Office furniture and equipment	315,908	251,405	64,503	58,296
Computer equipment	174,119	113,280	60,839	56,631
Other machinery and equipment	8,056,418	4,394,483	3,661,935	4,636,869
Building construction in progress	17,671,167	-	17,671,167	17,183,825
	$29,946,719	$4,892,331	$25,054,388	$24,732,322

Other machinery and equipment includes assets acquired under capital lease with an original cost of $3,117,416 (2002 - $3,117,416). Accumulated amortization provided on this other machinery and equipment totalled $1,635,986 (2002 - $1,265,628).

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

5. INTANGIBLE ASSETS

	2003			2002
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Patent application costs	$2,646,964	$560,000	$2,086,964	$1,952,430
License rights	200,000	150,000	50,000	70,000
	$2,846,964	$710,000	$2,136,964	$2,022,430

6. LOANS PAYABLE

	2003	2002
Repayable on demand with interest at 20% per annum	$209,326	$354,961
Repayable on demand at various interest rates	83,500	87,500
	$292,826	$442,461

The $292,826 loan payable represents the amount advanced to date on a $2,000,000 credit facility. The loan is collateralized by a general security agreement.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

7. MORTGAGE PAYABLE

	2003	2002
The Company arranged a first mortgage on the land and improvements located at Hopcott Road in Delta, British Columbia. Advances under the mortgage bore interest at the rate of prime plus 5%, and were payable monthly. The mortgage was due on March 1, 2003 and repaid during the year ended December 31, 2003.	$-	$1,868,000

8. LONG TERM DEBT

Obligations Under Capital Lease

	2003	2002
Various Lease Obligations
Weighted average interest at 19.03% (2002 - 19.28%), maturing between April 2004 and November 2005, combined monthly lease payments of principal and interest of $12,762	$129,472	$235,688

Other Long Term Obligations

Various Mortgages.
Weighted average interest at 7.56% (2002 - 7.48%), maturing between April 2005 and May 2008, combined monthly payments of principal and interest of $9,152. Two of the three mortgages are collateralized by Speen Road real estate.	$1,037,708	$1,073,127

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

8. LONG TERM DEBT (Continued)

Other Long Term Obligations (Continued)

Other long term financing agreements
Weighted average interest at 8.94% (2002 - 7.15%), maturing between December 2003 and September 2004, combined monthly payments of principal and interest of $75,316 (2002 - $85,292). A portion of these amounts are presently under dispute, see Note 12(b) for further details.	$1,156,282	$1,418,414
	2,193,990	2,491,541
	2,323,462	2,727,229
Less: Current portion	1,582,293	1,281,569
	$741,169	$1,445,660

The principal payments required on obligations under capital lease and long term debt are approximately as follows:

	CAPITAL LEASES	OTHER LONG TERM DEBT	TOTAL
2004	$105,049	$1,477,244	$1,582,293
2005	$24,423	$22,123	$46,546
2006	$-	$23,350	$23,350
2007	$-	$24,647	$24,647
2008 and thereafter	$-	$646,626	$646,626
	$129,472	$2,193,990	$2,323,462

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

9. SHARE CAPITAL

The Series 3, 12% cumulative preferred shares were convertible at the rate of 0.77 of a common share for each preferred share for a period of two years at the option of the holder. The preferred shares were also convertible at the option of the Company if the closing price of the common shares on the TSX Venture Exchange averages at least $2.50 per preferred share. On the second anniversary date of the issuance of the preferred shares, the preferred shares were to be automatically converted into common shares.

During 2003, all remaining Series 3 preferred shares were converted into common shares.

Escrow Shares

As at December 31, 2003, included in the Company's issued and outstanding shares, 17,347,968 were held in escrow to be released on the basis of 1,084,248 shares every six months commencing on February 21, 2002 and increased to 2,168,496 every six months commencing on February 21, 2004. These shares were originally issued to the President of the Company and an associate of the President. On January 18, 2000, upon approval by the TSX Venture Exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the President.

Stock Options

In accordance with the policies of the TSX-V, the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management company employees and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

As at December 31, 2003, the Company had no outstanding stock options.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

Stock Options (Continued)

The table below summarizes activity for stock options:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance, January 1, 2001 and 2002	3,287,500	$1.17
Expired	(687,500)	2.25
Balance, December 31, 2002	2,600,000	0.88
Expired	(2,600,000)	0.88
Balance, December 31, 2003	-	$-

Share Purchase Warrants

As at December 31, 2003, the Company had outstanding non-transferable share purchase warrants for the purchase of additional shares as follows:

NUMBER OF SHARES	EXERCISE PRICE	EXPIRY DATE
6,000,000	$0.28	August 16, 2004
5,000,000	$0.40	August 12, 2004
10,000,000	$0.68	October 21, 2004
2,000,000	$0.50	October 21, 2004
5,000,000	$0.50	October 21, 2004
1,500,000	$0.38	October 21, 2004
5,000,000	$0.38	October 21, 2004
34,500,000

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

The following table summarizes the activity of share purchase warrants:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2001	6,953,557	$1.08
Issued	34,500,000	0.48
Expired	(3,277,000)	(1.04)
Balance, December 31, 2002	38,176,557	0.55
Expired	(3,676,557)	(1.19)
Balance, December 31, 2003	34,500,000	$0.48

Class B Preferred Shares of the Subsidiary

As at December 31, 2003, the Company's 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become redeemable on August 21, 2007, the date all of the Company's shares are released from escrow.

The redeemable preferred shares are summarized as follows:

	Redemption Value	Discount	Carrying Value
Initial recognition upon reclassification	$1,100,000	$(1,100,000)	$-
Amortization of discount	-	194,208	194,208
Balance, December 31, 2002	1,100,000	(905,792)	194,208
Amortization of discount	-	194,098	194,098
Balance, December 31, 2003	$1,100,000	$(711,694)	$388,306

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

10. INCOME TAXES

The Company has potential non-capital losses for income tax purposes of $23,954,442 which may be available to reduce taxable income in future years. The benefit of these losses as a future income tax benefit has been reduced by a valuation allowance. If unused, these losses expire as follows:

2004	$2,672,236
2005	2,265,248
2006	2,741,160
2007	3,655,560
2008	2,650,649
2009	2,332,504
2010	7,637,085
$23,954,442

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying the Canadian statutory rate of approximately 35.62% (2002 - 39%; 2001 - 39%) to earnings as follows:

	2003	2002	2001
Income tax (recovery) provision at statutory rates	$(3,750,990)	$(891,211)	$(1,068,117)
Effect of reduction in statutory rate	733,426	-	-
Non-deductible items	84,815	326,461	(435,930)
Foreign earnings subject to different tax rates	415,281	(1,036,615)	127,725
Increase in valuation allowance	2,517,468	1,601,365	1,376,322
	$-	$-	$-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $666,248 (2002 - $704,155), representing the tax effect of losses which expired in the year.

The components of future tax assets are as follows:

	2003	2002
Capital assets	$1,781,255	$1,369,369
Non-capital losses	8,532,572	7,093,238
	10,313,827	8,462,607
Less: Valuation allowance	(10,313,827)	(8,462,607)
Future income tax asset	$-	$-

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS

During the year, the Company paid the following:

a) $72,000 (2002 - $72,000; 2001 - $72,000) for management fees to a company controlled by the family of an officer.

b) $78,000 (2002 - $78,000; 2001 - $78,000) for rent and $13,135 (2002 - $6,755; 2001 - $Nil) for reimbursement of property taxes to a company controlled by a relative of an officer.

c) $78,322 (2002 - $86,745; 2001 - $66,824) for directors and officers fees.

d) $88,528 (2002 - $72,418; 2001 - $72,418) for consulting services to a company controlled by the family of an officer.

e) $154,046 (2002 - $234,321; 2001 - $240,427) for professional services to a law firm in which a partner is an officer.

Included in loans payable is $209,326 (2002 - $354,961) due to a company controlled by a relative of an officer.

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second Company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company. During the year ended December 31, 2003, $Nil (2002 - $130,000; 2001 - $ Nil) was paid pursuant to the terms of the agreement.

IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

12. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

b) On March 26, 2002 the Company commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes. Following a demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Company. The outcome of these matters is not presently determinable.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

12. CONTINGENCIES (Continued)

c) A bankrupt subsidiary of the Company, the Company's president and a company controlled by the family of an officer were involved in litigation which resulted in an award of costs and special costs against the above-noted parties. The Company has provided in the 2003 Statement of Operations an amount it estimates will be payable by the Company in connection with this matter. The amount of the award is however, not presently determinable. The Company understands that the award could range up to $1,000,000

d) Gains on certain licence rights cancellations are being disputed by former potential joint venture partners. Management is of the opinion that the settlement of these disputes will not have a significant impact on the Company's financial position

e) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

13. ECONOMIC DEPENDENCE

Approximately 29% (2002 - 16%: 2001 - 40%) of the non-refundable fees and deposits for license rights received during the year were received from two potential joint venture partners, which are controlled by a relative of an officer.

14. RESTATEMENT OF PRIOR PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The prior year comparative information has been restated to reflect a reclassification of the 11,000 redeemable Class B preferred shares issued by Canadian Hi-Tech, a 65% owned subsidiary of the Company. As described in Note 9, these preferred shares will become redeemable at the option of the shareholders on August 21, 2007 being the date that all of the Company's shares are released from escrow.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

14. RESTATEMENT OF PRIOR PERIOD CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The impact of the restatement on the financial statements is as follows:

		INCEPTION SEPTEMBER 12 1990 TO DECEMBER 31
	2002	2002
		(Cumulative)
Redeemable preferred shares, as previously reported	$-
Reclassification of redeemable preferred shares	194,208
Redeemable preferred shares, as restated	$194,208
Net loss for the year, as previously stated	$(2,090,948)	$(25,804,954)
Amortization of discount of redeemable preferred shares	(194,208)	(194,208)
Net loss for the year, as restated	$(2,285,156)	$(25,999,162)
Loss per share as previously stated	$(0.03)
Per share effect of above noted restatement	(0.01)
Loss per share as restated	$(0.04)

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

15. BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Had they been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), the following differences in the measurement of income, results of operations and shareholders' equity would have resulted:

i) Under Canadian GAAP, project development costs are capitalized until such time as the pre-fabrication building product and flexible design program are commercially available. In 2003, deferred project development costs previously capitalized have been written-down. US GAAP requires that research and development costs be charged to the Statement of Operations in the period incurred. Accordingly, for US GAAP, all project development costs incurred to date would be charged to the Statement of Operations.

ii) The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" (APB 25) and Statement of Financial Accounting Standard ("SFAS") No. 123 , "Accounting for Stock-Based Compensation". Under APB 25, as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and would have been determined as if the Company had accounted for its employee stock options under the fair value method of the standard.

The Company did not grant any stock options in 2003, 2002 and 2001, consequently, pro-forma earnings (loss) in each of the years then ended and pro-forma loss per share for 2003, 2002 and 2001 do not differ from earnings (loss) for the year and loss per share as reported.

SFAS No. 123 requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31, 2003, no compensation expense was incurred under SFAS No. 123 and not recognized in Canadian GAAP. However, stock options granted prior to 2001 would have created a US GAAP compensation expense of $2,801,329 under SFAS No. 123.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

15. BASIS OF PRESENTATION (Continued)

iii) On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of various instruments, among them, mandatorily redeemable instruments. In 2003, the Company adopted SFAS 150 and accordingly continues to classify the Class B Preferred Shares of Canadian Hi-Tech as liability. In 2002, as a result of the amendment in escrow shares, the Class B Preferred Shares were reclassified as liability under both Canadian and US GAAP, as described in Note 9. Under US GAAP, the liability was measured initially at its present value on the date of reclassification, using the rate implicit at inception of the subscription agreement. Adjustments to the present value of the liability on each balance sheet date will be accreted to interest expense using the effective interest rate method over the life of the Class B preferred stock to the earliest redemption date of August 21, 2007. Accordingly, interest expense of $43,289 (2002 - $23,427; 2001 - $Nil) was recorded in the Statement of Operations under US GAAP for the year ended December 31, 2003. The difference between interest expense recorded under Canadian and US GAAP is due to the fact that the straight-line method was used under Canadian GAAP and the effective interest rate method is required under US GAAP.

iv) Under US GAAP, escrow shares which are contingently issuable would not be included in the calculation of loss per share. Accordingly, 21,684,958 escrow shares outstanding as at December 31, 2001 were excluded from the calculation of loss per share. In 2002, the Company amended the escrow shares agreement to release the escrow shares based on a predetermined time schedule. As a result, these escrow shares were considered issued and outstanding and have been included in the calculation of loss per share. The weighted average outstanding shares in 2002 under US GAAP was amended accordingly from 56,063,206 shares to 75,579,670 shares.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

The impact of the restatement on the financial statements under US GAAP is as follows:

		INCEPTION SEPTEMBER 12 1990 TO DECEMBER 31
	2002	2002
		(Cumulative)
Shares subject to mandatory redemption, as previously reported	$-
Reclassification of redeemable preferred shares and accretion of interest expense	51,058
Shares subject to mandatory redemption , as restated	$51,058
Net loss for the year, as previously stated	$(2,125,358)	$(30,443,691)
Accretion of interest expense	(23,427)	(23,427)
Net loss for the year, as restated	$(2,148,785)	$(30,467,118)
Weighted average common shares outstanding, as previously stated	56,063,206
Inclusion of escrow shares	19,516,464
Weighted average common shares outstanding, as restated	75,579,670
Loss per share, as previously stated	$(0.04)
Per share effect of above noted restatements	0.01
Loss per share as restated	$(0.03)

v) The Company is currently in the development stage and presents its financial statements in accordance with Statement of Financial Accounting Standard ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises".

vi) As discussed in the summary of significant accounting policies, the Company intends to account for its interests in joint ventures using the proportionate consolidation method for Canadian GAAP reporting. Under US GAAP, interests in joint ventures are accounted for using the equity method.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

15. BASIS OF PRESENTATION (Continued)

To conform to US GAAP, these financial statements would be changed as follows:

Consolidated Statement of Operations and Deficit

				INCEPTION SEPTEMBER 12 1990 TO DECEMBER 31
	2003	2002	2001	2003
		(Restated)		(Cumulative)
Loss for the year as shown on the financial statements	$(10,530,573)	$(2,285,156)	$(2,738,762)	$(36,529,735)
Write-down of deferred project development costs (i)	4,638,737	-	-	-
Increase in loss resulting from charging project development costs to expense	-	(34,410)	(82,787)	-
Stock option compensation (ii)	-	-	-	(2,801,329)
Accretion to interest expense for the adjustments on the present value of preferred shares	150,809	170,781	-	321,590
Loss according to generally accepted accounting principles in the U.S.	(5,741,027)	(2,148,785)	(2,821,549)	(39,009,474)
Accumulated deficit, beginning of year, according to generally accepted accounting principles in the U.S.	(35,010,680)	(32,457,733)	(29,025,150)	-
	(40,751,707)	(34,606,518)	(31,846,699)	(39,037,105)
Preferred share dividends	(124,933)	(404,162)	(611,034)	(1,560,392)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	(306,774)
Accumulated deficit, end of year, according to generally accepted accounting principles in the U.S.	$(40,876,640)	$(35,010,680)	$(32,457,733)	$(40,904,271)
Loss per share, basic and diluted - U.S. GAAP	$(0.06)	$(0.03)	$(0.08)
Weighted average common shares outstanding - US GAAP	103,470,774	75,579,670	41,594,753

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

15. BASIS OF PRESENTATION (Continued)

Consolidated Balance Sheet

	2003	2002
		(Restated)
Deferred project development costs as shown on the balance sheet	$-	$4,638,737
Change as a result of (i) above Reverse capitalization of deferred project development costs	-	(4,638,737)
Deferred project development costs according to generally accepted accounting principles in the U.S.	$-	$-
Redeemable preferred shares as shown on the balance sheet	$388,306	$194,208
Change as a result of (iii) above Reclassification of redeemable shares from equity to liability	27,631	27,631
Difference in method of accretion of interest expense	(321,590)	(170,781)
Shares subject to mandatory redemption	$94,347	$51,058
Accumulated deficit as shown on the balance sheet	$(38,396,901)	$(27,741,395)
Change as a result of (i), (ii) and (iii) above
Charge project development costs of expense	-	(4,638,737)
Stock option compensation	(2,801,329)	(2,801,329)
Difference in valuation of mandatory redeemable preferred shares as a liability	321,590	170,781
Accumulated deficit according to generally accepted accounting principles in the U.S.	$(40,876,640)	$(35,010,680)

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

15. BASIS OF PRESENTATION (Continued)

Consolidated Statement of Stockholders' Equity

	2003	2002
		(Restated)
Balance, December 31, 2003 and 2002 as shown on the consolidated financial statements	$16,055,383	28,128,337
Increase in accumulated deficit due to charging project development costs to expense	-	(4,638,737)
Change as a result of (iii) above Reclassification of redeemable shares from equity to liability	(27,631)	(27,631)
Difference in method of accretion of interest expense	321,590	170,781
Balance, December 31, 2003 and 2002 according to generally accepted accounting principles in the U.S.	$16,349,342	$23,632,750

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance in the recognition and measurements of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

The implementation of this new standard did not have a material effect on the Company's financial statements.

INTERNATIONAL HI-TECH INDUSTRIES INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003, 2002 AND 2001
(Stated in Canadian Dollars)

15. BASIS OF PRESENTATION (Continued)

In January 2003, the FASB issued FIN No. 46 (which was amended in December 2003 to become FIN No. 46(R)), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51". The primary objectives of FIN No. 46(R) are to provide guidance on the identification of entities for which control is achieved through means other than voting rights (variable interest entities or "VIEs") and how to determine when and which business enterprise should consolidate the VIE. This new model for consolidation applied to an entity for which either: (1) the equity investors do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46(R) requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. As amended in December 2003, the effective dates of FIN No. 46(R) for all non-small business issuers are as follows: (a) for interests in special-purpose entities: periods ended after December 15, 2003; (b) for all VIEs created before January 31, 2003: periods ending after March 15, 2004; and (c) for all VIEs created after January 31, 2003, FIN 46(R) is applicable immediately.

The implementation of this standard is not expected to have a material effect on the Company's financial statements.

EXHIBIT INDEX

Type of Document	Document Description	Page
4.1	Amending Agreement dated November 8, 2003 between IHI International and Earthquake Resistance Structures Inc. amending the MOUs related to the territories of Arizona, New Mexico and Nevada, New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut, South East U.S. Region, South Central U.S. Region and the States of Michigan and Illinois, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".	112
4.2	Amending Agreement dated November 8, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. amending the MOUs related to the territories of The Greater Hashemite Kingdom of Jordan, The Republic of France and The United Kingdom, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs".	114
4.3	Amendment to Interim Agreement dated November 28, 2003 between the Corporation and Hi-Tech Canada Development Inc. amending the MOU relating to the territory of Prairie Region, Canada, as described under "Information on the Company - Business Overview - Narrative Description of Business - IHI International - Other MOUs.	116
4.4	Code of Business Conduct and Ethics.	122
4.5	Amendment to the International License Agreement dated June 23, 2004 providing for, among other things, the intention to distribute Common Shares of IHI International after 2006 and in accordance with applicable securities laws as described under "Information on the Company - History and Development of the Corporation - General Development of the Business - Acquisition of Worldwide (non-Canadian) Rights to the Technology".	130

EXHIBIT 4.1 Amendment dated november 8, 2003 between ihi international and earthquake resistance structures

GENERAL AMENDMENT TO ALL INTERIM AGREEMENTS BETWEEN
EARTHQUAKE RESISTANCE STRUCTURES
AND
IHI- INTERNATIONAL HOLDINGS LTD.

November 08 , 2003

Between

IHI-INTERNATIONAL HOLDINGS LTD.

PO BOX HM1022

Hamilton, Bermuda

HMDX

(hereunder referred to as "IHI")

and

EARTHQUAKE RESISTANCE STRUCTURES
C/O 1 Battery Park Plaza, 9th Floor,

New York, NY 10004 - 1486

USA

(hereunder referred to as "THE SECOND PARTY")

Ref(1) : Interim Agreements - Group A:

  States of: Arizona, New Mexico, Nevada -USA
  States of: Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut -USA
  States of: Florida, Georgia, Alabama, Mississippi, North Carolina and South Carolina-USA
  States of: Texas, Oklahoma, Arkansas and Louisiana-USA
  States of: Illinois and Michigan, USA

Ref(2) : Interim Agreements - Group B:

  All the other territories with Interim Agreements between IHI International Holdings and THE SECOND PARTY.

I) FOR GROUP A:

AA) Replace item 6 (g) in each of the above agreements of Group A by the following:

6(g) This agreement is subject to:

(i) The TSX Venture Exchange's approval by February 16th 2004. The above date may be extended upon approval of THE SECOND PARTY.

(ii) In the event of non-performance by IHI of its obligations under this agreement, THE SECOND PARTY has the right to cancel this agreement and IHI has to reimburse THE SECOND PARTY with the initial down payment(s) plus a payment of 12% compounded annually calculated from the date(s) of the initial payment(s) as a full settlement for THE SECOND PARTY. IHI has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

II) FOR GROUP A &B:

BB) All dates outlined in the Interim Agreements (other than TSX's approval date) should be delayed by one year.

III) FOR GROUP B:

The territories of Group B will be extended to cover S.E. Asia (other than the Philippines) and the balance of South America.

THE SECOND PARTY has the right to establish an additional four IHI J.V. Factories in the extended territories based on terms and conditions of Group A above.

N.B.

For the value received from THE SECOND PARTY to IHI; There will be no down payments for the above mentioned extended territories.

All other terms and conditions will remain the same.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI-International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ Hilda G. Abi-Rached
Earthquake Resistance Structures
Mrs. Hilda G. Abi-Rached
President

EXHIBIT 4.2 Amendment dated november 8, 2003 between ihi international and garmeco international consulting engineers s.a.l.

GENERAL AMENDMENT TO ALL INTERIM AGREEMENTS BETWEEN
GARMECO INTERNATIONAL CONSULTING ENGINEERS S.A.L. AND
IHI- INTERNATIONAL HOLDINGS LTD.

November 08, 2003

Between

IHI-INTERNATIONAL HOLDINGS LTD.
PO BOX HM1022
Hamilton, Bermuda
HMDX

(hereunder referred to as "IHI")

and

GARMECO INTERNATIONAL CONSULTING ENGINEERS S.A.L.
C/O 669 Corniche du Fleuve,
Place Du Musee, PO Box 1162211
Beirut, Lebanon

(hereunder referred to as "THE SECOND PARTY")

Ref: Interim Agreements for: - The Greater Hashemite Kingdom of Jordan;
The Republic of France (except for Alsace, Lorraine, Champagne-Ardennes);
And The United Kingdom

AA) Replace item 6(g) in each of the above agreements by the following:

6(g) This agreement is subject to:

(i) The TSX Venture Exchange's approval by February 16th 2004. The above date may be extended upon approval of THE SECOND PARTY.

(ii) In the event of non-performance by IHI of its obligations under this agreement, THE SECOND PARTY has the right to cancel this agreement and IHI has to reimburse THE SECOND PARTY with the initial down payment(s) plus a payment of 12% compounded annually calculated from the date(s) of the initial payment(s) as a full settlement for THE SECOND PARTY. IHI has to maintain a secured equity in their net holdings to provide enough security to cover the above obligations.

BB) All dates outlined in the Interim Agreements (other than TSX's approval date) should be delayed by one year.

All other terms and conditions will remain the same.

If the terms of this letter are acceptable to you as the basis upon which we should proceed please sign this document.

Yours truly,

Per: /s/ Roger A. Rached
IHI-International Holdings Ltd.
Mr. Roger A. Rached
President

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ Prof. George Abi-Rached, P. Eng.
Garmeco International Consulting Engineers S.A.L.
Prof. George Abi-Rached, P. Eng.
President

EXHIBIT 4.3 Amendment to Interim Agreement dated November 28, 2003 between the Corporation and Hi-Tech Canada Development Inc.

November 28th 2003

AMENDMENT TO INTERIM AGREEMENT DATED FEBRUARY 28TH 1999
AND AMENDED ON AUGUST 1ST 2002.

Between

INTERNATIONAL HI-TECH INDUSTRIES, INC.
1096 West 10th Avenue
Vancouver, B.C. V6H 1H8

(hereunder referred to as "IHI")

and

HI-TECH CANADA DEVELOPMENT INC.
610, 1207 -11TH Avenue S.W.
Calgary, AB T3C 0M5

(hereunder referred to as "HCD")

Re: Interim Agreement- the Prairie Region, Canada (including the provinces of Alberta, Saskatchewan and Manitoba)

Dear Sirs,

For value received, both parties agree to:

AA) Extend the payment of the balance of the license fee until December 31st 2005.

BB) The HCD will be responsible for contributing 13 Million USD to IHI instead of the original 10M USD for the benefit of the Joint Venture for the factory based on the new IHI Joint Venture Factory plans as per drawings dated December 2002 attached. (Approximately gross covered area 100,000 sq.ft., including offices).

CC) HCD agreed to open the L/C in favor of IHI by December 31st 2006 as per schedule (A) below:

SCHEDULE (A)
IRREVOCABLE L/C

Provided by THE SECOND PARTY
(Known also hereunder as "The Applicant

or The Purchasor") IN FAVOR OF IHI
(Known also hereunder as "The Beneficiary")

AMOUNT: $13,000,000.00 USD

Item:

1. THE SECOND PARTY _____________________________

_____________________________

_____________________________

2. PRODUCT PURCHASED: 49% of IHI JOINT VENTURE FACTORY FOR THE ___________________________, (The Territory)

COVERING:

a) 49% of all (Panels, Trusses and Equipment to build the factory & offices as per __________ Interim Agreement between IHI and THE SECOND PARTY.

b) 49% of all (Machinery and equipment required for the IHI-JV factory including: Concrete Production Finishing Equipment and Concrete Batching Plant Equipment, Steel Welding and Cutting Equipment, Testing Equipment and Over Head Traveling Cranes as per the Bill of Materials)

N.B. The Machinery & Equipment are to be inspected by Dr. Rene Abi-Rached, P. Eng.

3. IMPORTANT NOTES:

a) BENEFICIARY'S BANK SWIFT:	ROYCCAT2VIC TELEX: 0622231 (ROYAL BANK TOR):
b) SWIFT	SHOULD BE ISSUED THROUGH FULL OPERATIVE TELEX/SWIFT THROUGH: ROYAL BANK OF CANADA, VANCOUVER, B.C. CANADA (TELEX: 0622231) (SWIFT: ROYCCAT2VIC)
c) DATE OF EXPIRY:	FIFTEEN MONTHS FROM THE DATE OF THE $13,000,000 USD L/C OPENING
d) PLACE OF EXPIRY:	CANADA
e) DRAFTS:	AT SIGHT
f) PARTIAL SHIPMENTS:	PERMITTED
g) TRANSHIPIMENTS:	PERMITTED

h) SHIPMENT FROM:	NORTH AMERICAN &/OR EUROPEAN PORTS
i) SHIPMENT TO:	_________ PORT
j) SHIPMENT TERMS:	FOB
k) DOCUMENTS REQUIRED:	COMMERCIAL INVOICE IN TRIPLICATE
l) BANKING CHARGES:	ALL BANKING CHARGES WITHIN CANADA ARE FOR THE ACCOUNT OF: PURCHASOR
m) TAXES & FEES:	ALL PERMITS, FEES, IMPORT TAXES, ETC. (IF APPLICABLE) ARE NOT INCLUDED
n) DOCUMENTS:	TO BE PRESENTED WITHIN 21 DAYS AFTER THE DATE OF TRANSPORT DOCUMENTS BUT WITHIN THE VALIDITY OF THIS CREDIT.
o) NOTE	3RD PARTY'S BILL OF LADING IS ACCEPTABLE SUBJECT TO ROYAL BANK OF CANADA'S ACCEPTANCE.

4. PAYMENT SCHEDULE:

DOWNPAYMENT 1 USD 3,000,000.00 -

UPON PRESENTATION OF DOCUMENTS REQUIRED UNDER (3. k) ABOVE AND A SIGNED BENEFICIARY'S CERTIFICATE STATING THAT THE AMOUNT IS NOW DUE AND PAYABLE TO THE BENEFICIARY AND ALSO STATING THAT THIS AMOUNT (USD 3,000,000.00) WILL BE REFUNDED IN FULL TO THE APPLICANT DIRECTLY BY THE BENEFICIARY IN CASE THE PROJECT IS NOT COMPLETED FOR REASONS NOT CAUSED BY THE APPLICANT EXCEPT BY THE CONSEQUENCES ARISING OUT OF THE INTERRUPTION OF THE PROJECT BY ACTS OF GOD, RIOTS, CIVIL COMMOTION, INSURRECTIONS, WARS OR ANY OTHER CAUSES BEYOND THEIR CONTROL

THE ABOVE MENTIONED REFUND GUARANTEE FROM THE BENEFICIARY WILL BE RELEASED UPON PRESENTATION OF A SIGNED BENEFICIARY STATEMENT, COUNTER-SIGNED BY THE PLANT MANAGER OF IHI-JV OF _________. THAT WILL BE NOMINATED AND APPOINTED BY BOTH THE BENEFICIARY AND THE APPLICANT, CERTIFYING THAT THE BUILDING IS ERECTED.

DOWNPAYMENT 2 USD 3,000,000.00 -

AFTER 60 DAYS FROM THE ISSUANCE DATE OF THE L/C AND BEFORE EXPIRY DATE AND UPON PRESENTATION OF DOCUMENTS REQUIRED UNDER (3. k) ABOVE AND A SIGNED BENEFICIARY'S CERTIFICATE STATING THAT THIS AMOUNT IS NOW DUE AND PAYABLE TO THE BENEFICIARY AND ALSO STATING THAT THIS AMOUNT (USD 3,000,000.00) WILL BE REFUNDED IN FULL TO THE APPLICANT DIRECTLY BY THE BENEFICIARY IN CASE THE PROJECT IS NOT COMPLETED FOR REASONS NOT CAUSED BY THE APPLICANT EXCEPT BY THE CONSEQUENCES ARISING OUT OF THE INTERRUPTION OF THE PROJECT BY ACTS OF GOD, RIOTS, CIVIL COMMOTION, INSURRECTIONS, WARS OR ANY OTHER CAUSES BEYOND THEIR CONTROL. THE ABOVE MENTIONED REFUND GUARANTEE FROM THE BENEFICIARY WILL BE RELEASED UPON PRESENTATION OF A SIGNED BENEFICIARY STATEMENT, COUNTER-SIGNED BY THE PLANT MANAGER OF IHI-JV OF _________ THAT WILL BE NOMINATED AND APPOINTED BY BOTH THE BENEFICIARY AND THE APPLICANT, CERTIFYING

THAT THE MACHINERIES AND EQUIPMENTS ARE INSTALLED.
USD 2,000,000.00 -

AFTER 120 DAYS FROM THE ISSUANCE DATE OF THE L/C AND BEFORE EXPIRY DATE AND UPON PRESENTATION OF DOCUMENTS REQUIRED UNDER (3. k) ABOVE AND PACKING LIST FULL SET OF ORIGINAL CLEAN ON BOARD OCEAN BILL OF LADING CONSIGNED TO THE ORDER OF THE ISSUING BANK COVERING THE PANELS AND TRUSSES EVIDENCING SHIPMENT FROM CANADIAN PORT TO _________ PORT INDICATING FREIGHT COLLECT.

LATEST SHIPMENT DATE FOR THIS PORTION IS SEVEN MONTHS AFTER THE DATE OF THE $13,000,000 USD L/C OPENING.

USD 2,000,000.00 -

AFTER 210 DAYS FROM THE ISSUANCE DATE OF THE L/C AND BEFORE EXPIRY DATE AND UPON PRESENTATION OF DOCUMENTS REQUIRED UNDER (3. k) ABOVE AND PACKING LIST FULL SET OF ORIGINAL CLEAN ON BOARD OCEAN BILL OF LADING CONSIGNED TO THE ORDER OF THE ISSUING BANK COVERING THE CONCRETE PRODUCTION FINISHING EQUIPMENT, CONCRETE BATCHING PLANT EQUIPMENT, STEEL WELDING AND CUTTING EQUIPMENT, TESTING EQUIPMENT AND OVER HEAD TRAVELING CRANES EVIDENCING SHIPMENT FROM NORTH AMERICAN AND OR EUROPEAN PORT TO ______ PORT INDICATING FREIGHT COLLECT.

LATEST SHIPMENT DATE FOR THIS PORTION IS NINE MONTHS AFTER THE DATE OF THE $13,000,000 USD L/C OPENING.
USD 1,000,000.00 -

UPON PRESENTATION OF A SIGNED BENEFICIARY STATEMENT, COUNTER-SIGNED BY THE PLANT MANAGER OF IHI-JV OF ________, THAT WILL BE NOMINATED AND APPOINTED BY BOTH THE BENEFICIARY AND THE APPLICANT, CERTIFYING THAT THE BUILDING IS ERECTED.

USD 1,000,000.00-	UPON PRESENTATION OF A SIGNED BENEFICIARY STATEMENT, COUNTER-SIGNED BY THE PLANT MANAGER OF IHI-JV OF ________, THAT WILL BE NOMINATED AND APPOINTED BY BOTH THE
BENEFICIARY AND THE APPLICANT, CERTIFYING THAT THE MACHINERY AND EQUIPMENT ARE INSTALLED.
USD 1,000,000.00 -	UPON PRESENTATION OF A SIGNED BENEFICIARY STATEMENT, COUNTER-SIGNED BY DR. RENE ABI-RACHED P. ENG CERTIFYING THAT THE MACHINERY AND EQUIPMENT HAVE BEEN COMMISSIONED.

N.B. The above L/C should be extended further if any delay was a result caused by the purchasor or any of its agents and/or any delay due to the site infrastructure or any required permits.

DD) All other terms and conditions that are not affected by the above mentioned amendments, remain the same and in full effect.

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
International Hi-Tech Industries Ltd.
Roger A. Rached
President and C.E.O.

We confirm that the terms of this letter are acceptable to our company as the basis upon which to proceed.

Per: /s/ Larry Coston
Hi-Tech Canada development Corporation
Larry Coston
Chairman

EXHIBIT 4.4 Code of Business Conduct and Ethics

INTERNATIONAL HI-TECH INDUSTRIES INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics summarizes the values, principles and business practices that guide our business conduct. This Code sets out a set of basic principles to guide all directors, officers and managers of International Hi-Tech Industries Inc. (the "Company") regarding the minimum requirements expected of them; however, this Code does not provide a detailed description of all Management policies.

It is the responsibility of all the people at the Company to maintain a work environment that fosters fairness, respect and integrity; and it is our Company policy to be lawful, highly-principled and socially responsible in all our business practices. All directors, officers and managers of the Company (collectively "Management") are expected to become familiar with this Code and to apply these guiding principles in the daily performance of their job responsibilities. All Management of the Company are responsible for complying with this Code.

All Management are expected to seek the advice of a supervisor, manager or other appropriate persons within the Company when questions arise about issues discussed in this Code and any other issues that may implicate the ethical standards or integrity of the Company or any of its Management. Compliance procedures are set forth in Section 18 of this Code.

If you have any questions or concerns regarding the specifics of any policy or your legal or ethical obligations, please contact your supervisor or senior management.

Taking actions to prevent problems is part of our Company's culture. If you observe possible unethical or illegal conduct you are encouraged to report your concerns. If you report, in good faith, what you suspect to be illegal or unethical activities, you should not be concerned about retaliation from others. Any Management involved in retaliation will be subject to serious disciplinary action by the Company.

Failure to abide by the guidelines addressed in this Code will lead to disciplinary actions, including dismissal where appropriate. If you are in a situation which you believe may violate or lead to a violation of this Code, you are urged to follow the guidelines described in Section 18 of this Code.

1. Compliance with Laws, Rules and Regulations

We have a long-standing commitment to conduct our business in compliance with applicable laws and regulations and in accordance with the highest ethical principles. This commitment helps ensure our reputation for honesty, quality and integrity.

2. Conflicts of Interest

A "conflict of interest" exists when a person's private interest interferes in any way with the interests of the Company.

A conflict situation can arise when any Management takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when any of Management or a member of his or her family, receives improper personal benefits (including personal loans, services or payment for services that the person is performing in the course of Company business) as a result of his or her position in the Company or gains personal enrichment through access to confidential information.

Conflicts of interest can arise in many common situations, despite one's best efforts to avoid them. Management are encouraged to seek clarification of, and discuss questions about, potential conflicts of interest with senior management. Any of Management who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate persons within the Company.

3. Outside Directorships and Other Outside Activities

Although activities outside the Company are not necessarily a conflict of interest, a conflict could arise depending upon your position within the Company and the Company's relationship with your new employer or other activity. Outside activities may also be a conflict of interest if they cause you, or are perceived to cause you, to choose between that interest and the interests of the Company. The Company recognizes that the guidelines in this Section 3 are not applicable to directors that do not also serve in management positions within the Company ("Outside Directors").

Outside Directorships

Management of the Company may not serve as directors of any outside business organization unless such service is specifically approved by senior management. There are a number of factors and criteria that the Company will use in determining whether to approve any of Management's request for an outside business directorship. For example, directorships in outside companies are subject to certain legal limitations. Directorships in outside companies should also satisfy a number of business considerations, including (l) furthering the interests of the Company and (2) not detracting in any material way from any of Management's ability to fulfil his or her commitments to the Company. The Company will also take into consideration the time commitment and potential personal liabilities and responsibilities associated with the outside directorship in evaluating requests.

Other Outside Engagements

We recognize that Management often engage in community service in their local communities and engage in a variety of charitable activities and we commend Management's efforts in this regard. However, it is the duty of each of Management to ensure that all outside activities, even charitable or pro bono activities, do not constitute a conflict of interest or are otherwise inconsistent with employment by the Company.

4. Gifts and Entertainment

Business gifts and entertainment are designed to build goodwill and sound working relationships among business partners. A problem would arise if (l) the receipt by one of our Management of a gift or entertainment would compromise, or could be reasonably viewed as compromising, that individual's ability to make objective and fair business decisions on behalf of the Company or (2) the offering by one of our Management of a gift or entertainment appears to be an attempt to obtain business through improper means or use improper means to gain any special advantage in our business relationships, or could reasonably be viewed as such an attempt.

The onus is on each of Management to use good judgment and ensure there is no violation of these principles. If you have any question or uncertainty about whether any gifts or proposed gifts are appropriate, please contact your supervisor, manager or other appropriate persons within the Company or senior management.

5. Insider Trading

There are instances where our Management have information about the Company, its subsidiaries or affiliates or about a company with which we do business that is not known to the investing public. Such inside information may relate to, among other things: plans; new products or processes; mergers, acquisitions or dispositions of businesses or securities; problems facing the Company or a company with which we do business; sales; profitability; negotiations relating to significant contracts or business relationships; significant litigation; or financial information.

If the information is such that a reasonable investor would consider the information important in reaching an investment decision, then any of Management who holds the information must not buy or sell Company securities, nor provide such information to others, until such information becomes public. Further, Management must not buy or sell securities in any other company about which they have such material non-public information, nor provide such information to others, until such information becomes public. Usage of material non-public information in the above manner is not only illegal, but also unethical. Management who involve themselves in illegal insider trading (either by personally engaging in the trading or by disclosing material non-public information to others) will be subject to immediate termination. The Company's policy is to report such violations to the appropriate authorities and to cooperate fully in any investigation of insider trading.

Management may need assistance in determining how the rules governing inside information apply to specific situations and should consult senior management in these cases.

6. Corporate Opportunities

Management owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises. Management are prohibited (without the consent of the Board of Directors or an appropriate committee thereof) from (1) taking for themselves personally opportunities that are discovered through the use of corporate property, information or their position, (2) using corporate property, information or their position for personal gain and (3) competing with the Company directly or indirectly.

7. Antitrust and Fair Dealing

The Company believes that the welfare of consumers is best served by economic competition. Our policy is to compete vigorously, aggressively and successfully in today's increasingly competitive business climate and to do so at all times in compliance with all applicable antitrust, competition and fair dealing laws in all the markets in which we operate. We seek to excel while operating honestly and ethically, never through taking unfair advantage of others. Each of Management should endeavour to deal fairly with the Company's customers, suppliers, competitors and employees. No one should take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices.

The antitrust laws of many jurisdictions are designed to preserve a competitive economy and promote fair and vigorous competition. We are all required to comply with these laws and regulations. Management involved in marketing, sales and purchasing, contracts or in discussions with competitors have a particular responsibility to ensure that they understand our standards and are familiar with applicable competition laws. Because these laws are complex and can vary from one jurisdiction to another, Management should seek the advice of someone in senior management when questions arise.

8. Discrimination and Harassment

The Company is committed to providing a work environment that values diversity among its Management and employees. All human resources policies and activities of the Company intend to create a respectful workplace in which every individual has the incentive and opportunity to reach his or her highest potential.

We are firmly committed to providing equal employment opportunities to all individuals and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on age, race, gender or ethnic characteristics and unwelcome sexual advances or comments. This policy applies in all phases of employment, including recruiting, hiring, placement, training and development, transfer, promotion, demotion, performance reviews, compensation and benefits, and separation from employment.

All levels of supervision are responsible for monitoring and complying with the Company's policies and procedures for handling employee complaints concerning harassment or other forms of unlawful discrimination. Because employment-related laws are complex and vary from state to state and country to country, supervisors should obtain the advice of someone in senior management in advance whenever there is any doubt as to the lawfulness of any proposed action or inaction.

9. Health and Safety

The Company strives to provide each of its Management and employees with a safe and healthy work environment. Each of Management has a responsibility to ensure that our operations and our products meet applicable government or Company standards, whichever is more stringent. All Management are required to be alert to environmental and safety issues and to be familiar with environmental, health and safety laws and Company policies applicable to their area of business. Since these laws are complex and subject to frequent changes, you should obtain the advice of someone in senior management whenever there is any doubt as to the lawfulness of any action or inaction.

Threats or acts of violence and physical intimidation are not permitted. The use of illegal drugs in the workplace will not be tolerated.

10. Record- Keeping and Retention

Many persons within the Company record or prepare some type of information during their workday, such as time cards, financial reports, accounting records, business plans, environmental reports, injury and accident reports, expense reports, and so on. Many people, both within and outside the Company, depend upon these reports to be accurate and truthful for a variety of reasons. These people include our Management, employees, governmental agencies, auditors and the communities in which we operate. Also, the Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. We maintain the highest commitment to recording information accurately and truthfully.

All financial statements and books, records and accounts of the Company must accurately reflect transactions and events and conform both to required legal requirements and accounting principles and also to the Company's system of internal accounting. As Management, you have the responsibility to ensure that false or intentionally misleading entries are not made by you, or anyone who reports to you, in the Company's accounting records. Regardless of whether reporting is required by law, dishonest reporting within the Company, or to organizations or people outside the Company, is strictly prohibited. All officers and employees of the Company that are responsible for financial or accounting matters are also required to ensure the full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed by the Company with the Securities and Exchange Commission or other securities regulatory authorities or stock exchanges. This commitment and responsibility extends to the highest levels of our organization, including our chief executive officer and chief financial officer.

Properly maintaining corporate records is of the utmost importance. To address this concern, records are maintained for required periods. These controls should be reviewed regularly by all employees and followed consistently. In accordance with these policies, in the event of litigation or governmental investigation, please consult senior management.

The Company recognizes that the guidelines in this Section 10 are not applicable to the Company's Outside Directors.

11. Confidentiality

Information is one of our most valuable corporate assets, and open and effective dissemination of information is critical to our success. However, much of our Company's business information is confidential or proprietary. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or our customers, if disclosed. Management must maintain the confidentiality of confidential information entrusted to them by the Company, except when disclosure is authorized by senior management or required by laws or regulations.

It is also our Company's policy that all Management must treat what they learn about our customers, joint venture partners and suppliers and each of their businesses as confidential information. The protection of such information is of the highest importance and must be discharged with the greatest care for the Company to merit the continued confidence of such persons. Confidential information to such person is information it would consider private, which is not common knowledge outside of that company and which Management of the Company has learned as a result of his or her employment by the Company. For example, we never sell confidential or personal information about our customers and do not share such information with any third party except with the customer's consent or as required by law. None of Management may disclose confidential information owned by someone other than the Company to non-Management without the authorization of senior management, nor shall any such person disclose the information to others unless a need-to-know basis has been established.

Management of the Company should guard against unintentional disclosure of confidential information and take special care not to store confidential information where unauthorized personnel can see it, whether at work, at home, in public places or elsewhere. Situations that could result in inadvertent disclosure of such information include: discussing confidential information in public (for example, in restaurants, elevators or airplanes); talking about confidential information on mobile phones; working with sensitive information in public using laptop computers; and transmitting confidential information via fax. Within the workplace, do not assume that all Company Management, employees, contractors or subsidiary personnel should see confidential information.

The obligation not to disclose confidential information of the Company and our customers continues with Management, even after you leave the Company. As such, the Company respects the obligations of confidence Management may have from prior employment, and asks that Management not reveal confidential information obtained in the course of their prior employment. Management must not be assigned to work in a job that would require the use of a prior employer's confidential information.

12. Proprietary Information

Our Company depends on intellectual property, such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports, for its continued vitality. If our intellectual property is not protected, it becomes available to other companies that have not made the significant investment that our Company has made to produce this property and thus gives away some of our competitive advantage. All of the rules stated above with respect to confidential information apply equally to proprietary information.

Certain Management are required to sign a proprietary information agreement that restricts disclosure of proprietary, trade secret and certain other information about the Company, its joint venture partners, suppliers and customers. The policy set forth in this Code applies to all Management, without regard to whether such agreements have been signed. It is the responsibility of each of Management to help protect our intellectual property. Management at all levels of the Company is encouraged to foster and maintain awareness of the importance of protecting the Company's intellectual property.

13. Protection and Proper Use of Company Assets

Collectively, Management have a responsibility for safeguarding and making proper and efficient use of the Company's property. Each of us also has an obligation to prevent the Company's property from loss, damage, misuse, theft, embezzlement or destruction. Theft, loss, misuse, carelessness and waste of assets have a direct impact on the Company's profitability and may jeopardize the future of the Company. Any situations or incidents that could lead to the theft, loss, misuse or waste of Company property should be reported immediately to the security department or to your supervisor or manager as soon as they come to your attention.

14. Relationships with Government Personnel

Management of the Company should be aware that practices that may be acceptable in the commercial business environment (such as providing certain transportation and other things of nominal value), may be entirely unacceptable and even illegal when they relate to government employees or others who act on the government's behalf. Therefore, you must be aware of and adhere to the relevant laws and regulations governing relations between government employees and customers and suppliers in every country where you conduct business.

It is strictly against Company policy for Management or employees to give money or gifts to any official or any employee of a governmental entity if doing so could reasonably be construed as having any connection with the Company's business relationship. Such actions are generally prohibited by law.

We expect our Management to refuse to make questionable payments. Any proposed payment or gift to a government official must be reviewed in advance by senior management, even if such payment is common in the country of payment. Management should be aware that they do not actually have to make the payment to violate the Company's policy and the law - merely offering, promising or authorizing it is sufficient.

In addition, many jurisdictions have laws and regulations regarding business gratuities which may be accepted by government personnel. Gifts or courtesies that would not be appropriate even for private parties are in all cases inappropriate for government officials. Please consult senior management for more guidance on these issues.

Contributions to political parties or candidates in connection with elections are discussed in Section 15.

15. Political Contributions

Election laws in many jurisdictions generally prohibit political contributions by corporations to candidates. Many local laws also prohibit corporate contributions to local political campaigns. In accordance with these laws, the Company does not make direct contributions to any candidates for federal, state or local offices where applicable laws make such contributions illegal. Contributions to political campaigns must not be, or appear to be, made with or reimbursed by Company funds or resources. Company funds and resources include (but are not limited to) Company facilities, office supplies, letterhead, telephones and fax machines.

Management who hold or seek to hold political office must do so on their own time, whether through vacation, unpaid leave, after work hours or on weekends. Additionally, all persons must obtain advance approval from someone within senior management prior to running for political office to ensure that there are no conflicts of interest with Company business.

Management may make personal political contributions as they see fit in accordance with all applicable laws.

The Company recognizes that the guidelines in this Section 15 are not applicable to the Company's Outside Directors.

16. Waivers of the Code of Business Conduct and Ethics

Any change in or waiver of this Code for Management may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

17. Failure to Comply

No Code can address all specific situations. It is, therefore, each of Management's responsibility to apply the principles set forth in this Code in a responsible fashion and with the exercise of good judgment and common sense. If something seems unethical or improper, it likely is. Always remember: If you are unsure of what to do in any situation, seek guidance before you act.

A failure by any of Management to comply with the laws or regulations governing the Company's business, this Code or any other Company policy or requirement may result in disciplinary action up to and including termination, and, if warranted, legal proceedings. All Management are expected to cooperate in internal investigations of misconduct.

18. Reporting Illegal or Unethical Behaviour; Compliance Procedures

As Management of the Company, you are expected to conduct yourself in a manner appropriate for your work environment, and are also expected to be sensitive to and respectful of the concerns, values and preferences of others. Whether you are Management, an employee, contractor, supplier or otherwise a member of our Company family, you are encouraged to promptly report any practices or actions that you believe to be inappropriate.

We have described in each section above the procedures generally available for discussing and addressing ethical issues that arise. Speaking to the right people is one of your first steps to understanding and resolving what are often difficult questions. As a general matter, if you have any questions or concerns about compliance with this Code or you are just unsure of what the "right thing" is to do, you are encouraged to speak with your supervisor, manager or other appropriate persons within the Company. If you do not feel comfortable talking to any of these persons for any reason, you should call someone in senior management. Each of these offices has been instructed to register all complaints, brought anonymously or otherwise, and direct those complaints to the appropriate channels within the Company.

Accounting/Auditing Complaints: The law also requires that we have in place procedures for addressing complaints concerning auditing issues and procedures for Management and employees to anonymously submit their concerns regarding accounting or auditing issues. Complaints concerning accounting or auditing issues should be directed to senior management or to the Board of Directors of the Company.

Also, as discussed in the Introduction to this Code, you should know that if you report in good faith what you suspect to be illegal or unethical activities, you should not be concerned about retaliation from others. Any Management involved in retaliation will be subject to serious disciplinary action by the Company. Furthermore, the Company could be subject to criminal or civil actions for acts of retaliation against employees who "blow the whistle" on U.S. securities law violations and other federal offences.

EXHIBIT 4.5 Amendment to the International License Agreement dated June 23, 2004

INTERNATIONAL HI-TECH INDUSTRIES INC.
1096 West 10th Avenue
Vancouver, B.C. V6H 1H8

R.A.R. Consultants Ltd.
IHI International Holdings Ltd.
Mr. Roger A. Rached
1096 West 10th Avenue
Vancouver, B.C.
V6H 1H8

Dear Sirs:

Acquisition of Technology

We refer to a letter (the "Letter Agreement") dated October 3, 1994 from International Hi-Tech Industries Inc. ("IHI-Canada") to R.A.R. Consultants Ltd. ("RAR Consultants") concerning the licensing of the world-wide, non-Canadian rights to the Technology (as defined in the Letter Agreement) to a subsidiary of IHI-Canada ("IHI-International"). We also refer to a license agreement (the "World-Wide License Agreement") dated October 4, 1994 among RAR Consultants, IHI-International and Roger A. Rached giving effect, in part, to the terms of the Letter Agreement. We finally refer to a letter (the "Second Letter Agreement") dated June 20, 1995 from IHI-Canada to RAR Consultants, Canadian Hi-Tech Manufacturing Ltd., IHI-International and to Mr. Roger A. Rached. We also refer to letters dated July 16, 1998, May 17 1999, September 8, 2000 and May 9, 2003.

The Letter Agreement contemplated that IHI-Canada would make available to its shareholders the right to acquire shares of IHI-International which would afford a more direct participation in the development of the non-Canadian Technology for those shareholders. However the proposed distribution of securities required certain regulatory orders that have been sought but not obtained by IHI-Canada. In the result, and pursuant to the Second Letter Agreement, IHI-Canada and RAR Consultants agreed to waive the condition contained in the Letter Agreement concerning this proposed distribution of securities of IHI-International and all matters which related to the proposed distribution such as the filing of a prospectus on behalf of IHI-International. Pursuant to the Second Letter Agreement, IHI-Canada agreed to continue to use reasonable efforts o accomplish the results originally contemplated under the Letter Agreement but the license of the non-Canadian Technology was no longer subject to the proposed distribution of securities being completed. IHI-Canada wishes to reiterate that it will continue to use reasonable efforts to accomplish the results originally contemplated under the Letter Agreement and, in this regard, confirms its intention to cause IHI-International to become a reporting company in fiscal 2007 and to offer its holders of common shares of IHI-Canada, after 2006 and consistent with applicable securities laws, common shares of IHI-International.

Please signify your agreement with the terms and conditions contained in this letter by endorsing a copy of this letter and returning it to this office.

Yours truly,
International Hi-Tech Industries Inc. Per: /s/ Thomas Po Thomas Po
Terms and conditions agreed to:	Terms and conditions agreed to:
R.A.R. Consultants Ltd. Per: /s/ Roger A. Rached Roger A. Rached	/s/ Roger A. Rached Roger A. Rached
Terms and conditions agreed to:
IHI International Holdings Ltd. Per: /s/ Roger A. Rached Roger A. Rached

EXHIBIT 12.01 Section 302 Certification of Rached as CEO

CERTIFICATION

I, Roger A. Rached, Chief Executive Officer of International Hi-Tech Industries Inc., certify that:

(1) I have reviewed this Annual Report on Form 20-F of International Hi-Tech Industries Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 9, 2004

/s/ Roger A. Rached
By: Roger A. Rached
Title: Chief Executive Officer

EXHIBIT 12.02 Section 302 Certification of Anderson as CFO

CERTIFICATION

I, Owen A. Anderson, Chief Financial Officer of International Hi-Tech Industries Inc., certify that;

(1) I have reviewed this Annual Report on Form 20-F of International Hi-Tech Industries Inc.

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 9, 2004

/s/ Owen A. Anderson
By: Owen A. Anderson
Title: Chief Financial Officer

EXHIBIT 13.01 Section 906 Certification of Rached as CEO

CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Roger A. Rached, Chief Executive Officer of International Hi-Tech Industries Inc. (the "Company"), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i) the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2003 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: Name: /s/ Roger A. Rached Roger A. Rached Title: Chief Executive Officer Date: July 9, 2004

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

EXHIBIT 13.02 Section 906 Certification of Anderson as CFO

CERTIFICATION OF
CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Owen A. Anderson, Chief Financial Officer of International Hi-Tech Industries Inc. (the "Company"), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i) the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2003 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(ii) the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: Name: /s/ Owen A. Anderson Owen A. Anderson Title: Chief Financial Officer Date: July 9, 2004

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company's Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

