Form 20-F
period 2004-12-31
INTERNATIONAL HI TECH INDUSTRIES INC
filed 2005-06-30
CIK 921887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

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

Common Shares: 107,175,065 Shares without par value as of December 31, 2004

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

Item 17 [ X ] Item 18 [ ]

TABLE OF CONTENTS

Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS iii

PART 1 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS 1

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE 1

ITEM 3. KEY INFORMATION 1

SELECTED FINANCIAL DATA 1

CAPITALIZATION AND INDEBTEDNESS 4

REASONS FOR THE OFFER AND USE OF PROCEEDS 4

RISK FACTORS 4

ITEM 4. INFORMATION ON THE COMPANY 10

HISTORY AND DEVELOPMENT OF THE CORPORATION 10

BUSINESS OVERVIEW 13

ORGANIZATIONAL STRUCTURE 29

PROPERTY, PLANT AND EQUIPMENT 30

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS 30

OVERVIEW 30

CRITICAL ACCOUNTING POLICIES 31

OPERATING RESULTS 32

LIQUIDITY AND CAPITAL RESOURCES 33

RESEARCH EXPENDITURES 34

TREND INFORMATION 35

OFF-BALANCE SHEET ARRANGEMENTS 35

CONTRACTUAL OBLIGATIONS 35

SAFE HARBOR 36

NEW ACCOUNTING PRONOUNCEMENTS 36

i

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 37

DIRECTORS AND SENIOR MANAGEMENT 37

BIOGRAPHIES OF OUR SENIOR MANAGEMENT, DIRECTORS AND OFFICERS 38

COMPENSATION 41

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS 42

BOARD PRACTICES 42

EMPLOYEES 43

SHARE OWNERSHIP 43

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 44

MAJOR SHAREHOLDERS 44

RELATED PARTY TRANSACTIONS 45

INTERESTS OF EXPERTS AND COUNSEL 46

ITEM 8. FINANCIAL INFORMATION 46

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION 46

LEGAL PROCEEDINGS 46

DIVIDEND POLICY 46

SIGNIFICANT CHANGES 46

ITEM 9. THE OFFER AND LISTING 47

OFFER AND LISTING DETAILS 47

PLAN OF DISTRIBUTION 47

MARKETS 47

SELLING SHAREHOLDERS 47

DILUTION 48

EXPENSES OF THE ISSUE 48

ITEM 10. ADDITIONAL INFORMATION 48

SHARE CAPITAL 48

ARTICLES OF ASSOCIATION 48

MATERIAL CONTRACTS 49

ii

EXCHANGE CONTROLS 51

TAXATION 52

DIVIDENDS AND PAYING AGENTS 56

STATEMENT BY EXPERTS 56

DOCUMENTS ON DISPLAY 56

SUBSIDIARY INFORMATION 56

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 56

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES 56

PART II 57

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 57

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 57

ITEM 15. CONTROLS AND PROCEDURES 57

ITEM 16. [RESERVED] 58

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT 58

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS 58

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES 58

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES 59

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS 59

PART III 59

ITEM 17. FINANCIAL STATEMENTS 59

ITEM 18. FINANCIAL STATEMENTS 59

ITEM 19. EXHIBITS 60

SIGNATURE 62

iii

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

__________________________________

Unless otherwise indicated, all references to "IHI", "we", "us", and "our" refer to International Hi-Tech Industries Inc. and its subsidiaries. The "Corporation" refers only to International Hi-Tech Industries Inc.

iv

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The financial data found on pages 2 and 3 for the years ended December 31, 2004 to 2000 and elsewhere in this Annual Report are taken from our financial statements. The statements for the years ended December 31, 2004 and 2003 have been prepared according to Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and have been examined by BDO Dunwoody LLP, independent chartered accountants. The statements for the years ended December 31, 2002 to 2000 have been prepared according to Canadian GAAP and have been examined by Morgan & Company, independent chartered accountants.

You should read the attached Consolidated Financial Statements and refer to the section captioned "Operating and Financial Review and Prospects".

Note 12 to our consolidated financial statements provide descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP") as they relate to us and reconciliation of US GAAP to our consolidated financial statements.

All financial data presented below is in Canadian dollars.

Income Statement Data

	Year Ended December 31
	2004	2003	2002	2001	2000
CANADIAN GAAP
REVENUE
Interest and other income	$ 333,648	$ 286,942	$ 347,516	$ 425,633	$ 209,996
EXPENSES
General administration	5,159,369	3,392,414	2,566,383	2,654,812	3,326,510
Interest and foreign exchange	778,409	1,351,310	867,607	628,700	428,941
Depreciation and amortization	1,252,022	1,589,514	1,592,210	878,382	248,323
	7,189,800	6,333,238	5,026,200	4,161,894	4,003,774
INCOME (LOSS) BEFORE THE FOLLOWING:	(6,856,152)	(6,046,296)	(4,678,684)	(3,736,261)	(3,793,778)
Deferred project development cost write-down	--	(4,638,737)	--	--	--
Gain on cancellation of license rights	3,614,500	154,460	3,293,839	--	--
Foreign Exchange Gain on Cancellation of License Rights	1,035,200	--	--	--	--
Gain on issue of treasury shares by subsidiary company	--	--	--	825,717	--
Legal Settlement	--	--	--	--	(200,000)
Write down of note receivable and accrued interest	(1,573,192)	--	--	--	--
Write down of property, plant and equipment	(6,833,188)	--	--	--	--
Non-controlling interest in (income) loss of subsidiary	(871,282)	--	(900,311)	171,782	--
NET INCOME (LOSS) FOR THE PERIOD	$ (11,484,114)	$ (10,530,573)	$ (2,285,156)	$ (2,738,762)	$ (3,993,778)
NET INCOME (LOSS) PER SHARE	$(0.11)	$(0.10)	$(0.04)	$(0.04)	$(0.07)

	Year Ended December 31
	2004	2003	2002	2001	2000
US GAAP
REVENUE
Interest and other income	333,648	286,942	347,516	425,633	209,996
EXPENSES
General administration	5,159,369	3,392,414	2,566,383	2,654,812	3,326,510
Interest and foreign exchange	664,303	1,200,501	696,826	628,700	428,941
Depreciation and amortization	1,252,022	1,589,514	1,592,210	878,382	248,323
Project Development Costs	--	--	34,410	82,787	566,249
	7,075,694	6,182,429	4,889,829	4,244,681	(4,570,083)

INCOME (LOSS) BEFORE THE FOLLOWING:	(6,742,046)	(5,895,487)	(4,542,313)	(3,819,048)	(4,360,027)
Gain on cancellation of license rights	3,614,500	154,460	3,293,839	--	--
Foreign Exchange Gain on Cancellation of License Rights	1,035,200	--	--	--	--
Legal Settlement	--	--	--	--	(200,000)
Write down of note receivable and accrued interest	(1,573,192)	--	--	--	--
Write down of property, plant and equipment	(6,833,188)	--	--	--	--
Non-controlling interest in (income) loss of subsidiary	(871,282)	--	(900,311)	171,782	--
NET (INCOME) LOSS FOR THE PERIOD	$ (11,370,008)	$ (5,741,027)	$ (2,148,785)	$ (2,821,549)	$ (4,560,027)
NET INCOME (LOSS) PER SHARE	$(0.11)	$(0.06)	$(0.03)	$(0.04)	$(0.12)

Balance Sheet Data

	Year Ended December 31
	2004	2003	2002	2001	2000
CANADIAN GAAP
Working Capital (Deficiency)	$ (161,576)	$ 455,530	$ 6,756,069	$ 98,824	$ (741,631)
Project Development Costs	--	--	4,638,737	4,604,327	4,521,540
Total assets	21,951,095	32,094,928	44,363,885	34,422,634	28,637,811
Accounts Payable and Short Term Debt	2,433,242	2,829,338	4,339,512	4,199,469	4,984,135
Long Term Liabilities	13,108,421	13,210,207	11,896,036	13,110,328	6,936,362
Net Assets	6,409,432	16,055,383	28,128,337	17,112,837	16,717,314

US GAAP
Working Capital (Deficiency)	$ (161,576)	$ 455,530	$ 8,630,884	$ 98,824	$ (741,631)
Total Assets	21,951,095	32,094,928	39,725,148	29,818,307	24,116,271
Accounts Payable and Short Term Debt	2,433,242	2,829,338	4,339,512	4,199,469	4,984,135
Long Term Liabilities	12,700,356	12,916,248	11,896,036	13,110,328	6,936,362
Net Assets	6,817,497	16,349,342	23,489,600	12,508,510	12,195,774
SHARE DATA
Number of Common Shares	107,175,065	104,272,429	102,531,371	65,009,121	61,770,591
Number of Series 2 Preferred Shares	--	--	--	3,925,000	4,650,000
Number of Series 3 Preferred Shares	--	--	2,261,114	2,261,114	--
Dividends Declared per Series 2 Preferred Share	--	--	-- --	0.16	0.09
Dividends Declared per Series 3 Preferred Share	--	0.06	0.18	0.27	-- --

Notes:

(1) Under US GAAP, project development costs would have been charged to expense as incurred, not capitalized on the balance sheet.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On June 21, 2005, the inverse of the noon buying rate was Cdn$1.00 equalled US$0.8123.

Period	Average(1)	High	Low	Period End
Year Ended
December 31, 2004	0.7719	0.8493	0.7957	0.8310
December 31, 2003	0.7209	0.7880	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6459	0.6697	0.6241	0.6279
December 31, 2000	0.6727	0.6969	0.6410	0.6669
Month Ended
May 31, 2005	0.7965	0.8082	0.7872	0.7992
April 30, 2005	0.8092	0.8233	0.7957	0.7957
March 31, 2005	0.8224	0.8322	0.8024	0.8269
February 28, 2005	0.8064	0.8134	0.7961	0.8133
January 31, 2005	0.8165	0.8346	0.8050	0.8067
December 31, 2004	0.8205	0.8435	0.8064	0.8310

(1) The average of the exchange rates on the last day of each month during the applicable period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

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

Interim Agreements.

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

We are progressing in our plan to implement several measures to minimize the impact of the flexible welding and cutting system supplied by FANUC Robotics Canada Ltd. and General Electric Capital Canada Inc. ("Fanuc-GE") for our Facility. We claim that the equipment supplied by Fanuc-GE is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE. See "Risk Factors - Legal Proceedings Currently Pending" for a description of the lawsuit that we have commenced against Fanuc-GE.

We May Not Receive Material Income From Certain Orders.

Since April 2002, we received further orders for prototype houses and projects incorporating the Technology. We do not expect to earn any material income from these orders. We have also undertaken a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

We Have Had Losses In Each Of Our Years Of Operation.

We have had net losses in each of our years of operation. For the year ended December 31, 2004, we had a net loss of $11,484,114. We may never become profitable. We may not be able to generate significant revenue through product sales based on the Technology. On December 31, 2004, our accumulated deficit was $49,881,015. See "Operating and Financial Review and Prospects - Operating Results".

Situations May Arise Where Our Interests Could Conflict With Those Of Management.

Some of our directors and officers have business interests in companies that have entered into agreements with us. Mr. Rached is our President. Members of Mr. Rached's family control RAR Consultants Ltd. ("RAR Consultants"), the licensor of the Technology. If we broke the Canadian License Agreement or if our subsidiary, IHI International Holdings Ltd. ("IHI International"), broke the International License Agreement, the licenses would be returned to RAR Consultants. The Canadian Licence Agreement and the International License Agreement are described under the caption "Information on the Company - History and Development of the Corporation - General Development of the Business". Our subsidiary, Canadian Hi-Tech Manufacturing Ltd. ("Canadian Hi-Tech") has entered into a Consulting Fee Agreement dated October 25, 1992 with RAR Consultants and Garmeco International Consultants of Canada Ltd. (now renamed as "Garmeco Canada - Int'l Consulting Engineers Ltd.") ("Garmeco Canada") (a company controlled by relatives of Mr. Rached) regarding designs produced by Garmeco Canada and used by us. The Consulting Agreement is described under the caption "Information on the Company - History and Development of the Corporation - General Development of the Business - Consulting Fee Agreement". Mr. Rached is the President and a Director of IHI Construction Ltd. ("Construction"), our wholly owned subsidiary, contractually responsible for the construction of our manufacturing facility. Our company and our subsidiaries have made lease payments for our head office to RAR Investments Ltd. ("RAR Investments"), a company controlled by Mr. Rached. Lease payments are now made to 434088 B.C. Ltd., a company controlled by Mr. Rached's family. We have agreed to pay an aggregate management fee of $6,000 a month to RAR Investments and RAR Consultants.

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

We May Not Be Able To Succeed In A Competitive Marketplace.

Our products will compete in areas where there is strong competition. Other companies, some of which will have substantially greater resources than us, are currently developing and selling products that are competitive with our products. See "Information on the Company - Business Overview - Narrative Description of the Business - Competition".

Our Officers And Directors May Be In A Position To Influence The Election Of Our Board Of Directors.

Mr. Rached through Mira Mar Overseas Ltd. owns 10,842,478 Common Shares or 8.9% of our outstanding Common Shares and holds options to purchase 5,200,000 Common Shares at $0.20 per share expiring October 6, 2008. Therefore, Mr. Rached may be in a position to influence the election of our Board of Directors. Also, we do not currently have an Independent Compensation Committee. There is no independent oversight or supervision over management compensation. These functions are performed by the Board of Directors.

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

Our Proposed Joint Venture Activities In Foreign Countries May Experience Problems We Would Not Normally Find In The United States Or Canada.

Joint venture operations in Germany, Luxembourg, the Philippines, Egypt, Costa Rica, Nicaragua, Panama and other foreign countries may face risks common to foreign operations in the construction industry. These risks include:

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

Legal Proceedings Currently Pending.

Fanuc-GE

On March 26, 2002, the Corporation commenced an action against FANUC Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, FANUC Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Corporation responded to the request for better and further particulars of the Defendant, General Electric Capital Canada Inc., prior to said Defendant filing its Statement of Defence. The Defendants, FANUC Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Corporation for judgment in the amount of $87,644.81, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Corporation for judgment in the amount of $780,508.50, plus interest, as well as other relief, respecting which the Corporation has filed a Defence seeking dismissal of said counterclaim with costs. Examinations for discovery in the within proceedings have commenced and are in the process of being completed. The Defendant FANUC Robotics Canada Ltd. has notified the Corporation that it takes the position FANUC Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System, which the Corporation also disputes. Following said demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. The Corporation's proceedings against Merrill Lynch have been dismissed on consent of all parties. Examinations for discovery in the within proceedings are in the process of completion. Ongoing case management conferences have been held before the presiding Judge, Madam Justice Ballance, in support of the revised trial commencement date of November 14, 2005.

Pursuant to a December, 2000 Recourse Agreement between the Defendant, General Electric Capital Canada Inc., and the Defendant, FANUC Robotics Canada Ltd., the Corporation has advised that on June 30, 2004 the Defendant, General Electric Capital Canada Inc., was paid $400,000 plus GST and provided an assignment of its cause of action in the counterclaim.

Genesee

A subsidiary of the Corporation (Canadian Hi-Tech Manufacturing Ltd.), the Corporation's president and a company controlled by the family of an officer were involved in litigation which resulted in an award of costs and special costs against the above-noted parties in favour of Genesee Enterprises Ltd. The Corporation had made a claim for damages against Jean de Grasse and Robert de Grasse for breach of fiduciary duty and conspiracy.

After judgment was granted in the Genesee litigation, and appealed by all parties, Canadian Hi-Tech Manufacturing Ltd., the Corporation's president and the company controlled by the family of an officer filed notices of intention to make proposals to their creditors pursuant to the Bankruptcy and Insolvency Act. Appeals were brought pursuant to the decisions of the British Columbia Supreme Court in respect of each of the proposals.

All of the this litigation was settled in 2004. In connection with the settlement, the Corporation paid $500,000 on behalf of Canadian Hi-Tech Manufacturing Ltd.

MOUs

Gains on certain licence rights cancellations are being disputed by former potential joint venture partners. Management is of the opinion that the settlement of these disputes will not have a significant impact on the Corporation's financial position.

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

General Development of the Business

Acquisition of Canadian Rights to the Technology

Roger A. Rached (the President of International Hi-Tech Industries Inc.) developed the Technology and the related product designs over a period of 10 years during his employment with Garmeco International Consulting Engineers S.A.L. ("Garmeco"). Garmeco designs engineered buildings for the international market. Garmeco also has offices in Canada. All rights to the Technology have been transferred by Garmeco and Garmeco Canada to RAR Consultants (a company controlled by Mr. Rached's family).

In May 1993, we purchased from Mr. Rached 65% of the equity of Canadian Hi-Tech. The principal asset of Canadian Hi-Tech was a license from RAR Consultants (the "Canadian License") to design, market, distribute and erect products in Canada based upon the Technology.

We have paid for substantially all costs associated with the development of the Technology and assumed Canadian Hi-Tech's obligations. The Canadian rights to the Technology were assigned to International Hi-Tech Industries Inc. from Canadian Hi-Tech, our 65% owned subsidiary on June 17, 1996. In return, among other things, International H-Tech Industries Inc. will receive all future license fees and benefits in Canada.

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

The Canadian Licence Agreement requires us:

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

RAR Consultants, R.I. Investments, Garmeco Canada, Garmeco, our company and IHI International have agreed to enter into a shareholders' agreement governing the affairs of IHI International. The Shareholders' Agreement is expected to include:

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

Principal Capital Expenditures and Divestitures

During the fiscal year ended December 31, 2004, our principal capital expenditures were $437,616 (2003 - $1,811,580; 2002 - $3,099,210) for the acquisition of property, plant and equipment, primarily with respect to our manufacturing facility located in Delta, British Columbia.

The other principal capital expenditures for fiscal 2004 were $135,672 (2003 - $214,534; 2002 - $254,213) for intangible assets consisting primarily of patent application costs.

Capital expenditures have been funded by the Corporation from cash on hand, which has been primarily derived from the proceeds of private placements of Common Shares and from cash deposits received related to joint venture option agreements.

There have not been any material capital divestitures by the Corporation.

Business Overview

General

The development and commercialization of the Technology is our principal business focus. Commercialization of the building process based on the Technology will require market acceptance of its unconventional nature. We have manufactured and assembled demonstration show homes in Luxembourg and in Vancouver and our permanent manufacturing facility in Delta, British Columbia (the "Facility"). These projects have allowed potential customers to evaluate the Technology. We have yet to deliver housing products for commercial purposes and generate revenue from the commercial sale of our housing products. In January, 2001, we received our first limited production order for our advanced panel system. In April and July 2002, we received further orders for prototype houses incorporating the Technology. We do not expect to earn any material income from these orders. We have also undertaken a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology. We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by Fanuc-GE for our Facility. We claim that the equipment supplied by Fanuc-GE is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE. See "Risk Factors - Legal Proceedings Currently Pending" for a description of the lawsuit that we have commenced against Fanuc-GE.

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

To date, the original English language patent has been translated into: Algerian, Armenian, Arabic, Azerbaijan, Bulgarian, Chinese, Croatian, Czech, Estonian, Finnish, French, Georgian, Hungarian, Icelandic, Indonesian, Japanese, Korean, Latvian, Lithuanian, Macedonian, Mongolian, Norwegian, Polish, Portuguese, Romanian, Russian, Serbian, Slovak, Slovenian, Spanish, Thai, Turkish and Vietnamese.

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

We are planning to file for additional new sets of worldwide patents in 2005/2006.

We also have patents for the Technology in: American Samoa, Angola, Argentina, Armenia, Australia, Austria, Azerbaijan, Bahamas, Bahrain, Bangladesh, Belarus, Belgium, Benin, Bolivia, Brazil, Bulgaria, Burkina Faso, Burundi, Cameroon, Central African Republic, Chad, China, Columbia, Congo, Croatia, Cuba, Czech Republic, Denmark, the Dominican Republic, Ecuador, Egypt, El Salvador, Ethiopia, Europe, France, Gabon, Georgia, Germany, Ghaza Strip, Greece, Guam, Guinea, Haiti, Honduras, Hong Kong, Hungary, India, Indonesia, Iran, Iraq, Ireland, Israel, Italy, Ivory Coast, Japan, Jordan, Kazakhstan, Kyrgyztan, Latvia, Lebanon, Liberia, Libya, Lithuania, Luxembourg, Macedonia, Madagascar, Malawi, Malaysia, Mali, Malta, Mauritania, Mexico, Moldavia, Monaco, Mongolia, Morocco, Namibia, The Netherlands, New Zealand, Nicaragua, Niger, Nigeria, North Korea, Norway, Pakistan, Panama, Paraguay, Peru, the Philippines, Poland, Portugal, Puerto Rico, the Republic of Georgia, Romania, the Russian Federation, Rwanda, Senegal, Singapore, Slovak Republic, Slovenia, South Africa (including Bophuthatswana, Transkei, Venda), South Korea, Spain, Sri Lanka, Sudan, Sweden, Switzerland/Liechtenstein, Syria, Taiwan, Tajikistan, Tangier, Thailand, Trinidad-Tobago, Togo, Tunisia, Turkey, Turkmenistan, Ukraine, the United Arab Emirates, the United Kingdom, the U.S. Virgin Islands, Uruguay, Uzbekistan, Venezuela, Vietnam, West Bank, Yugoslavia and Zaire.

Even though patent protection for the Technology has now been issued or is pending in over 180 countries or regions throughout the world the patents may not be enforceable or protect us from competitors. Even if a competitor's products were to infringe patents for the Technology, enforcing the patent rights in an infringement action would be expensive.

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

Markets

As an alternative to conventional construction methods, the potential uses for the Technology cover a wide spectrum of applications, including residential (single and multiple family high-rise and low-rise), commercial and industrial construction. We intend to initially target the markets for single and multi-family residential units. Our initial focus will be to build factories in other parts of the world for our joint ventures (see "IHI International" below).

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

The structure for our Facility was completed on April 21, 1998. Its size is approximately 77,000 square feet (including offices and storage areas). We produced all of the 1,300 panels for the Facility which is located in the Tilbury Industrial area in Delta, British Columbia. The Tilbury Industrial area is a modern industrial park with year-round ocean shipping, and four major rail lines. A rail spur tie-in is located within 30 meters of our Hopcott Road Property. A fully computerized state of the art concrete batching plant has been installed and is operational. We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by Fanuc-GE for our Facility. We claim that the equipment supplied by Fanuc-GE is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for a semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE. See "Risk Factors - Legal Proceedings Currently Pending". The manufacturing facility is expected to be able to produce 5,000 square feet of finished housing per shift, using one production line. During the first year of full operation, the manufacturing facility is expected to produce a mixture of building types, such as single and multi-family housing (both hi-rise and low-rise), commercial and industrial buildings. We are not ready for production at full capacity rates.

As at December 31, 2004, the Facility, including land, buildings, plant and equipment, had a depreciated net book value of approximately $17.7 million. The historical cost of the Facility is approximately $28.1 million.

We own the property (approximately 15 acres) on which the Facility is located, free of any liens, charges or encumbrances. The address of the Facility is 7393 Hopcott Road, Delta, British Columbia.

Commercial Panel Production at our Permanent Manufacturing Facility

To successfully market our products, we will need to develop our manufacturing capability both domestically and abroad. We are currently manufacturing panels on a semi-automated basis at our manufacturing facility in the Tilbury Industrial area at 7393 Hopcott Road, Delta, British Columbia.

Our business plan for the last three years has focused on (i) implementing several measures to minimize the impact of the welding equipment supplied by Fanuc-GE for our Facility; and (ii) to complete a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

We have developed a three-phase plan to deal with equipment supplied by Fanuc-GE. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of July 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE.

Our prototype manufacturing projects over the last three years have included the following:

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

Joint ventures and strategic alliances will be critical to our success. In addition to reducing the financial requirements of expansion, market risk is significantly reduced when we work with partners who already know their territory. In this way, we do not have to enter unknown geographical regions and learn how to penetrate the market. Specific terms of the joint ventures vary from region to region, but so far in all cases, our company or its subsidiary retains a 51% equity in the venture. This assures quality control and ensures that all aspects of business development meet our objectives.

Several potential joint venture partners have signed memorandum or understanding or MOUs and several more are in negotiation. Current MOUs are summarized here.

Proposed Joint Ventures to be Established in The United Kingdom

IHI International entered into a MOU dated January 15, 2003, as amended on May 9 and November 8, 2003, with Garmeco, a company controlled by members of Mr. Rached's family, to promote, develop and market the Technology and to establish and operate a factory in the United Kingdom (the "Territory").

Garmeco is to be responsible to contribute US$11,000,000 to the joint venture (which amount is intended to fund factory construction and business operations) with US$1,000,000 payable to IHI International upon the formation of the joint venture US$2,300,000 payable two months after the formation of the joint venture, a further US$2,200,000 payable upon shipment of the panels (based on the Technology) necessary to construct the joint venture's factory, a further US$2,600,000 upon shipment of the equipment for the factory and the balance US$2,900,000 on substantial completion of the factory.

IHI International is to contribute the following to each joint venture:

  a license to allow the joint venture in each territory to use the Technology held under license by IHI International in the manufacturing, selling and constructing of modular residential housing units; and

  all technical expertise required to plan, build and operate the proposed factories and manufacture panels at production levels contained in a business plan to be prepared and completed by Garmeco and approved by IHI International.

For each joint venture, the following conditions must be met:

  satisfactory completion of a business plan by Garmeco which is to contain a fair and reasonable description of all matters that are, or could be, material to the business of the joint venture. IHI International will require some form of independent support for the financial and other assumptions to be included in the business plan;

  satisfactory completion of a due diligence review by IHI International to satisfy itself that certain key legal, political and financial issues have been considered and do not pose a threat to the viability and success of the joint venture;

  Garmeco must make a US$1,000,000 payment to IHI International on account of a license fee for license, which has now been paid. This license fee is in addition to the US$11,000,000 contribution to the joint venture. Garmeco has paid IHI International US$1,000,000 on account of the licence fee for the factory;

  the Corporation obtaining all necessary regulatory approvals; and

  the creation, approval by respective companies and execution of formal documentation establishing the joint venture.

The joint venture will establish its own distribution network.

Other MOUs

The following table summarizes other MOUs.

Territory	Date of MOU	Number of Factories Contemplated	Joint Venture Partner	Total Amount of License Fee	Amount of License Fee Paid	Amount of License Fee Remaining to be Paid	Due Date of Remaining Amount of License Fee	Further Contribution to be Made by Joint Venture Partner on and after Formal Establishment of Joint Venture
Philippines	March 15, 1995	2	Pohangco, Inc.	US$1,000,000	US$500,000	US$500,000	Upon completion of our manufacturing Facility	US$9,000,000
Luxembourg and Surrounding Region(1)	November 27, 1995 Amended on October 5, 1997 and April 13, 2001	1	Veda Consult S.A.	US$1,200,000	US$275,000	US$925,000	December 4, 1997(2)	US$9,000,000
Costa Rica	August 27, 1997	1	Edificaciones del Futuro S.A.	U.S.1,000,000	US$100,000	US$900,000	Upon establishment of the Joint Venture	US$900,000,000
Ontario	July 10, 1998	1	Hi-Tech Canada Development Corp.	Cdn$1,500,000	Cdn$1,500,000	--	--	US$10,000,000
Australia(3)	January 16, 1999	3	The Cascade Group Pty. Ltd.	US$1,000,000	US$100,000	US$900,000	June 30, 2003	US$10,000,000
Prairie Region, Canada	February 28, 1999 Amended on November 28, 2003	1	Hi-Tech Canada Development Corp.	US$1,000,000	US$100,000	US$900,000	December 31, 2005(4)	US$13,000,000
State of Alaska(5)(6)(9)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$50,000	US$950,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
State of Washington(5)(6)(9)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
State of Oregon(5)(6)(9)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Western and Southern Regions of California(5)(6)(7)(9)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Mexico(5)(6)(9)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Chile, Colombia, Ecuador, El Salvador, Guatemala and Peru(5)(6)(9)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$150,000	US$850,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
States of New York, New Jersey and Pennsylvania(5)(6)(9)	November 3, 2001 Amended on May 17, 2002, August 31, 2002 and November 8, 2003	2	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Washington, DC and the States of Virginia, Maryland and Delaware(5)(6)(9)	November 3, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Beijing Region(5)(6)(8)(9)	November 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Shanghai Region(5)(6)(8)(9)	November 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Tokyo and Northern Japan(5)(6)(9)	December 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Osaka and Southern Japan(5)(6)(9)	December 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Arizona, New Mexico and Nevada(5)(10)	August 2, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut(5)(10)	August 2, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
South East U.S. Region(5)(10)(11)	August 31, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
South Central U.S. Region(5)(10)(12)	August 31, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
States of Michigan and Illinois(5)(10)	October 26, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000
The Greater Hashemite Kingdom of Jordan(5)(10)(13)(15)	January 13, 2003 Amended on May 9, 2003 and November 8, 2003	1	Garmeco International Consulting Engineers S.A.L.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000
The Republic of France(5)(10)(14)(15)	January 14, 2003 Amended on May 9, 2003 and November 8, 2003	1	Garmeco International Consulting Engineers S.A.L.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000

Notes:

(1) On April 13, 2001 the Territory was expanded to include additional areas in Germany -- the balance of Baden-Wurttemberg (Stuttgart and Tubingen), Bayern, Bremen, Hamburg, Hessen, Niedersachsen, Nordrhein-Westfalen, Schleswig-Holstein - as well as the rest of Belgium, and the Netherlands. Veda Consult S.A. made a down payment of US$125,000 on a total fee of US$1,250,000 for the expansion of the license area.

(2) On October 5, 1997 the terms of the MOU were amended to allow the balance of the license fee (U.S. $925,000) to be paid in two installments: 50% on June 30, 1998 and 50% on September 30, 1998. Under the original terms of this MOU, the balance of the license fee was due on December 4, 1997. IHI International has accepted two demand notes from Veda

Consult, dated June 30 and September 30, 1998 each in the amount of US$462,500 as payment for the balance of the license fee (US$925,000). The demand notes bear interest at a rate of 6.5% per annum.

(3) All initial irrevocable down payments under the agreement (US$100,000) have been forfeited to IHI International pursuant to the terms of the interim agreement. The Cascade Group has agreed to continue to pursue a joint venture partnership in Australia and/or New Zealand over the next two years and has been granted a right of first refusal to establish a joint venture factory in those territories. The terms and conditions of any new interim agreement will be based on those prevailing at the time such an agreement is reached.

(4) On November 28, 2003 the terms of the MOU were amended to allow the payment of the balance of the license fee to be paid on or before December 31, 2005 and increased the amount of the contribution to be made by Hi-Tech Canada Development Corp. to US$13,000,000.

(5) On November 8, 2003 the terms of the MOUs were amended to delay all financial contribution deadlines by one year.

(6) On November 8, 2003 the Territory was expanded to include South East Asia (other than the Philippines) and the balance of South America.

(7) Earthquake Resistance Structures Inc., which is controlled by a member of Mr. Rached's family, will have a first right of refusal for Northeast regions, i.e. balance of California (Sacremento area).

(8) Earthquake Resistance Structures Inc will have a first right of refusal for other licences covering the rest of the People's Republic of China.

(9) These MOUs provide that in the event of non-performance by us of our obligations under the MOUs our joint venture partner has the right to cancel the MOU and we will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. We have delivered a general security agreement to our joint venture partner to secure our obligations.

(10) These MOUs provide that in the event of non-performance by us of our obligations under the MOUs our joint venture partner has the right to cancel the MOU and we will have to repay the license fee plus an amount equal to 12% of the license fee payment compounded annually calculated from the date of such payment. We have delivered a general security agreement to our joint venture partner to secure our obligations.

(11) The Territory covers the States of Florida, Georgia, Alabama, Mississippi, North Carolina and South Carolina.

(12) The Territory covers the States of Texas, Oklahoma, Arkansas and Louisianna.

(13) The Territory includes the exclusive distribution rights for Lebanon, Syria, Iraq, Palestinian Territories and Israel.

(14) The Territory excludes Alsace, Lorraine and Champagne-Ardenne.

(15) Garmeco International Consulting Engineers S.A.L. is controlled by members of Mr. Rached's family.

Recent Developments

Sales and Marketing

On August 6, 2004, we announced the appointment of Dan Hallman, as Manager of U.S. Sales. Mr. Hallman has extensive sales and marketing experience all over the United States. Mr. Hallman was President and Chief Executive Officer of Affiliated Medical for 26 years. Previously, he was national sales manager for Cordis Corporation.

We have hired most of the professional team that will handle building permits, sales, marketing and financing, for our Surrey Hi-Rise Development project which is described below.

We have accepted three orders, including one from an area formerly devastated by fire and one for a show home from a potential joint venture partner. We are also proceeding with a number of projects previously announced in various stages of developments. We continue to anticipate receiving an order to establish a joint venture factory prior to the end of 2005.

Financing

On August 6, 2004, we announced that one of our Directors and Chief Operating Officer, Dr. Rene G.A. Rached, P. Eng., guaranteed a first mortgage financing over our Hopcott Road Property. On November 10, 2004, we issued 2,652,632 Common shares to Mr. Rached in consideration of his personal guarantee of the mortgage.

Prototype and Research and Development

On August 6, 2004, we announced that we filed for tax credits under the Federal Scientific Research & Experimental Development (SR&ED) and Investment Tax Credit (ITCs) programs with the assistance of a prominent consulting firm. On December 22, 2004, we announced that we had received approximately $500,000 of tax credits for 2001 under the Canadian Federal Scientific Research & Experimental Development (SR&ED) and Investment Tax Credit (ITCs) programs. We have also applied for the calendar year 2002 and expect to receive further tax credits in 2005.

We have recently developed a mobile insulated storage unit with built-in radiant heat that can act as a clean storage room. This storage unit is expected to have applications in various industries, including food storage and manufacturing.

We have introduced more products to accommodate northern Canada's booming oil industry. In particular, we have developed new versions of our mobile mats for heavy duty applications, water tanks and septic tanks and most importantly, mobile staff offices and sleeping accommodations of insulated concrete units of various sizes.

We have also designed and developed a floating dock prototype utilizing our Technology.

Further fire tests were conducted on our panels (incorporating our Technology) according to U.S., Canadian and European (specifically German and UK) standards. The test results were satisfactory.

Surrey High-Rise Development

On February 9, 2005, we announced that IHI Development-II Ltd. had obtained the Development Permit for a residential complex in the new Central Area of the City of Surrey, British Columbia. The Corporation, through its wholly-owned subsidiary IHI Developments Ltd., will have an indirect 40% interest in IHI Development-II Ltd. The remaining shares of IHI Development-II Ltd. will be held by a group of private arm's length investors as to 40%, Trans-Canada Consulting Corporation ("Trans-Canada) as to 10% and Garmeco Canada as to 10%. Each of Trans-Canada and Garmeco Canada are controlled by members of the President's family.

The project consists of three residential high-rise buildings: one 21 stories high and two 18 stories high. The total gross area of the project amounts to 23,836 m2 and the area of the site 8,110 m2. The project will include indoor and outdoor amenities and a child care centre as well as two basements for under-ground parking and off-street visitor parking. Rapid transit serves the site with stations within two blocks on each side. To date, we have advanced approximately $600,000 in connection with this project and expect to advance an additional $500,000 once IHI Development-II Ltd. has obtained a building permit. It is expected that the building permit will be obtained by the end of 2005.

IHI Planning Ltd., IHI Construction Ltd. and IHI Sales Ltd., all wholly-owned subsidiaries of the Corporation, will be responsible for planning, construction and sales with respect to this project.

The costs related to such activities will be shared by the shareholders of IHI Development-II Ltd. in accordance with their respective shareholdings in that company.

Private Placement

On December 22, 2004, we announced that we accepted non-commission subscription agreements for 15 million private placement units at $0.0675 per unit totalling $1,012,500. Each unit consists of one common share and one warrant exercisable at $0.10 per share for a period of two years. All subscribers are controlled by the family of our President. The funds will be used for working capital and to pay debts. The private placement closed on May 31, 2005.

The European Market

On May 11, 2005, we announced that our German subsidiary is negotiating the land purchase for its first European joint venture factory. The land purchase has been approved at the regional government level, and is now being considered at the municipal level. The subsidiary has investment commitments from its joint venture partner, Veda Consult, S.A., as well as other potential partners.

North America and Europe

On May 11, 2005, we announced that we have been commissioned to do shop drawings for high end villas in a luxury resort area in the United States. In Europe, IHI International is working with agents on show homes near the potential European factory.

Securities Held in Escrow

Of our issued and outstanding Common Shares, 10,842,478 are escrow shares and have restrictions attached to them. Of these escrow shares, 214,286 were acquired by an associate of Mr. Rached from our former principals, and we issued 21,470,672 escrow shares to Mr. Rached for $107,145, which was paid in cash by Mr. Rached in 1992. The Escrow Shares were issued to Mr. Rached in connection with the acquisition by the Corporation of the Canadian rights to the Technology pursuant to the Canadian License Agreement which ends on March 16, 2092. On January 18, 2000 the Escrow Shares were transferred to Mira Mar Overseas Ltd. The transfer of the Escrow Shares was approved by the TSX Venture Exchange ("TSX-V") on November 8, 1999. Mr. Rached indirectly owns 100% of Mira Mar Overseas Ltd. On February 21, 2002, 1,084,248 Escrow Shares were released from escrow, on August 21, 2002, 1,084,248 Escrow Shares were released from escrow, on February 21, 2003, 1,084,248 Escrow Shares were released from escrow, on August 21, 2003, 1,084,248 Escrow Shares were released from escrow, on February 21, 2004, 2,168,496 Escrow Shares were released from escrow, on August 21, 2004, 2,168,496 Escrow Shares were released from escrow and on February 21, 2005, 2,168,496 Escrow Shares were released from escrow. The remaining Escrow Shares will be released in accordance with the following schedule:

Date of Release	Number of Escrow Shares
August 21, 2005	2,168,496
February 21, 2006	2,168,496
August 21, 2006	2,168,496
February 21, 2007	2,168,496
August 21, 2007	2,168,494

Organizational Structure

We have seven principal subsidiaries:

  Canadian Hi-Tech Manufacturing Ltd. is our 65% owned British Columbia subsidiary that conducts product development for the Technology;

  IHI International Holdings Ltd. is our 50.7% owned Bermuda subsidiary that was established to develop and commercialize the Technology internationally;

  IHI Construction Ltd. is our wholly-owned British Columbia subsidiary that supervises construction activities for our manufacturing facility in Delta, British Columbia;

  IHI Developments Ltd. is our wholly-owned British Columbia subsidiary that participates in the development of projects incorporating the Technology;

  IHI Sales Ltd. is our wholly-owned British Columbia subsidiary that conducts sales activities;

  IHI Planning Ltd. is our wholly-owned British Columbia subsidiary that conducts planning activities; and

  IHI Manufacturing Ltd. is our wholly-owned British Columbia subsidiary that conducts manufacturing activities.

Canadian Hi-Tech Manufacturing and IHI Construction Ltd. are both incorporated under the laws of British Columbia. IHI International Holdings is a Bermuda company.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our consolidated financial statements are stated in Canadian dollars and are prepared according to Canadian GAAP, which, is the same as US GAAP, except as explained in note 12 of our financial statements for the year ended December 31, 2004.

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

We have yet to deliver housing products for commercial purposes and generate revenue from the commercial sale of our housing products. We have undertaken a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology. These have included the development of a mobile home and mobile classroom, a floating dock marina and a form of insulated concrete water tank and road panels for sale in the Arctic Region.

Our manufacturing facility in Delta, British Columbia has not been ready to produce building panels incorporating the Technology on a fully-automated basis because of problems that we experienced with welding equipment supplied by Fanuc-GE for our Facility. We expect to complete measures to deal with these problems by the end of July 2006.

Joint ventures and strategic alliances have been critical to our cash generation activities and are expected to be critical to our success. In addition to reducing the financial requirements of expansion, market risk is significantly reduced when we work with partners who already know their territory. Specific terms of joint ventures vary from region to region, but to date in all cases, our company or its subsidiary (IHI International) retains a 51% equity interest in the venture. In connection with potential joint venture partnerships, IHI International may elect to reduce its equity from its traditional 51%/49% participation in favour of IHI International to a lower percentage.

In 2004, the Corporation financed its operations from the proceeds of a long term debt financing which is described under "Liquidity and Capital Resources". In 2003, the Corporation financed its operations mainly from deposits paid by third parties under MOUs that contemplate the possibility of establishing a joint venture or strategic alliance. The purpose of these joint ventures or strategic alliances is to produce for sale building panels incorporating the Technology. While we have been successful in obtaining deposits under the MOUs, many of the MOUs have been cancelled, including because of the failure of the other party to procure financing for all of its payment obligations or the failure to provide a viable business plan, as required by the MOUs. We previously reported revenue from deposits paid under MOUs with potential joint venture partners at the time these payments were received. Management has now determined that these amounts should be recorded as deposits paid under MOUs. Accordingly, we have restated the financial statements for the Corporation of December 31, 2002 and 2001.

Our goal for the remaining portion of 2005 and for 2006 is to manufacture panels for a potential high rise development in Surrey, British Columbia. In order to secure that project and to fund our plan of operations for the remaining portion of this year and for 2006, we will require further working capital financing and the project will require construction financing. While we are hopeful that we will be able to secure the required financing, there is no assurance that we will be able do so. If this funding is not obtained, and if we are unable to secure other sources of funding, we may need to curtail our prototype manufacturing operations. In the past, we have been successful in obtaining financing, when required, particularly from Mr. Rached's family. Much of the cash that has been required to fund the Corporation's operations has been generated from private placements of our equity shares purchased by companies controlled by Mr. Rached's family or from deposits paid under MOU's entered into with companies controlled by Mr. Rached's family.

Critical Accounting Policies

The Corporation's most significant accounting policies are as follows:

Deferred Project Development Costs

The Corporation defers architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program which will be amortized against related revenues when production commences. During 2003, the Corporation determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs.

Stock Based Compensation

Effective January 1, 2004 the Corporation adopted on a retroactive basis without restatement, the amended recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously the Corporation used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby the Corporation was only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy had no effect on the consolidated financial statements.

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

Proceeds from deposits received from memorandums of understanding that have been entered into by the Corporation are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

Operating Results

The Corporation did not have any material operating revenue during its fiscal year ended December 31, 2004.

Year Ended December 31, 2004 versus year ended December 31, 2003

We incurred significant losses to date including a net loss for the current year of $11,484,114, after giving effect to a $6,833,188 impairment write-down related to our building construction in progress and machinery and equipment, a $1,573,192 write-down related to a note receivable and accrued interest, and to depreciation and amortization costs of $1,252,022. Our continuation is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. We plan to raise additional equity and debt capital as necessary to finance our operating and capital requirements. Amounts raised will be used to provide us with financing for the development and commercialization of our business and for other working capital purposes. While we are expending our best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Payments related to non-refundable fees and deposits under memoranda of understanding or MOUs are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which we have determined will occur upon the formation of a joint venture and our ability to deliver the technology to exploit the license has been established.

Proceeds from non-refundable deposits received under MOUs that have been received by us are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the MOU is issued.

As at the end of fiscal 2004, we had retained 26 interim license agreements that call for the establishment of up to 30 Hi-Tech Factories.

During fiscal 2004, we recorded a gain on cancellation of license rights of approximately $3,614,500 as compared to $154,460 for the year ended December 31, 2003. See "Risk Factors - Legal Proceedings Currently Pending - MOUs".

In 2004, as a result of the litigation discussed under "Risk Factors - Legal Proceedings Currently Pending - Fanuc-GE", we have been unable to complete the Facility to the point where commercial operations at full capacity rates can be pursued. As a result of delays in this regard and other factors, management determined that an impairment in our building construction in progress and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down (2003 and 2002 - $Nil ).

Administrative expenses increased in connection with the Surrey High-Rise Development and the negotiation of potential new MOUs.

We expect that the budget for Phase III will be approximately $5,000,000. We have made a claim of damages in excess of $5,000,000 in connection with the litigation commenced by us against Fanuc-GE. We intend to raise additional funds through equity financings, sale of licenses or from profits generated from our development project. There can be no assurance that we will be successful in raising these funds.

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

Liquidity and Capital Resources

Our cash balance at December 31, 2004 was $1,890,030 (2003 - $2,763,972), a decrease of $873,942 from December 31, 2003. As at December 31, 2004, we had a working capital deficit of $161,576 (compared to working capital in 2003 of $455,530 and in 2002 of $6,756,069).

In 2004 we spent $437,616 on the acquisition of the property, plant and equipment which included assets acquired under capital lease (in 2003 - $1,811,580 and in 2002 - $3,099,210) together with $135,672 on the acquisition of intangible assets (in 2003 - $214,534 and in 2002 - $254,213).

With respect to financing activities during the 2004 fiscal year, we did not receive any cash as deposits related to interim agreements or MOUs (in 2003 - $1,979,024).

During the 2004 fiscal year, we repaid loans of $209,326 and long term debt of $486,866.

Of the long-term assets, a portion thereof represents two demand notes and the related accrued interest received from Veda Consult S.A. ("Veda Consult"). Veda Consult has entered into a memorandum of understanding (the "MOU") to promote, develop and market the products of our construction Technology and to establish and operate factory operations in Luxembourg and in the surrounding regions. IHI International has accepted from Veda Consult two demand notes, secured by Veda Consult's interest in the MOU of November 27, 1995 and dated June 30 and September 30, 1998 each in the amount of US$462,500 as payment for the balance of the license fee (US$925,000), due under the MOU dated November 27, 1995 between Veda Consult and IHI International respecting the establishment of potential factory operations.

During 2004, we determined that the note receivable and accrued interest had been impaired and recorded a $1,573,192 write-down related to the note receivable and accrued interest. This notwithstanding, management is vigorously pursuing the recovery of the outstanding note receivable and accrued interest.

As at December 31, 2004, the Facility, including the property, plant and equipment, had a depreciated net book value of approximately $17.7 million. The historical cost of the Facility is approximately $28.1 million.

We secured a first mortgage financing over our Hopcott Road Property in the amount of $4,500,000. The term of the mortgage is for three years, maturing September 1, 2007, with an annual interest rate of 7%.

To deal with our working capital deficiency of $161,576 as at year end, we arranged a private placement of 15,000,000 units at a price of $0.0675 per unit for total proceeds of $1,012,500. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.10 per share. The private placement involves members of the President's family. The proceeds raised from the private placement will be used for working capital and to pay debts. The private placement was approved by the TSX Venture Exchange on April 12, 2005 and closed on May 31, 2005. The longer term outlook for the Corporation's liquidity will depend on our success in accessing other external sources of financing, the speed with which we will be able to derive internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

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

During the fiscal year ended December 31, 2004, $135,672 (2003 - $214,534; 2002 - $254,213) was spent on patent application costs and licence rights.

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

Trend Information

See "Information on the Company - Business Overview" for trend information.

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

Contractual Obligations

As of the date of the balance sheet for the Corporation's last fiscal year end contained herein, the Corporation's known contractual obligations identified in the following table are:
	Payments Due by Period ($'s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations other than Capital Lease Obligations	6,422,257	1,379,272	137,217	4,905,768	-
Capital Lease Obligations	21,678	21,678	-	-	-
Operating Lease Obligations	78,000	78,000	-	-	-
Purchase Obligations	-	-	-	-	-
Promissory Note	52,000	-	52,000	-	-

Other Long-Term Liabilities reflected on the Corporation's Balance Sheet under Canadian GAAP (Deposits Received Related to Joint Venture Option Agreements of $7,431,032 and Redeemable Preferred Shares of $1,100,000 (gross))	8,531,032	-	8,531,032	-	-
Total	15,104,967	1,478,950	8,720,249	4,905,768	-

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

New Accounting Pronouncements

Canadian GAAP

Stock Based Compensation

Effective January 1, 2004 the Corporation adopted on a retroactive basis without restatement, the amended recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously the Corporation used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby the Corporation was only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy had no effect on the consolidated financial statements.

US GAAP

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

The implementation of this standard is not expected to have a material effect on the Corporation's financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires the Corporation to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first annual reporting period beginning after December 31, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The implementation of the not yet adopted standard is not expected to have a material effect on the Corporation's financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers are:
Name	Age	Position and Office Held(1)	Shares Beneficially Owned or Controlled
Roger A. Rached Vancouver, B.C. Canada	44	President and Chief Executive Officer (also the President, Chief Executive Officer and a Director of IHI International, Canadian Hi-Tech and IHI Construction Ltd.)	10,842,478
Dr. Rene Abi-Rached Vancouver, B.C. Canada	47	Chief Operating Officer and Director	20,000
Omar Take Vancouver, B.C. Canada	57	Chief Project Officer and Director	230,000(2)

Evelyne Schmeler Luxembourg City Luxembourg	42	Director (also a Director of Canadian Hi-Tech)	52,500
Ferdinand Rauer Dusseldorf Germany	64	Director	50,000
Thomas Po North Vancouver, B.C. Canada	68	Director (also a Director of Canadian Hi-Tech)	97,000
Lawry Trevor-Deutsch Ottawa, Ontario Canada	48	Director	301,855(5)
Dr. Owen A. Anderson Richmond, B.C. Canada	60	Chief Financial Officer and Director	93,304(3)
Larry P. Coston Calgary, Alberta Canada	52	Director	1,123,898(4)
Cary Green North York, Ontario Canada	48	Vice-President, Business Development	93,000
Stephen D. Wortley North Vancouver, B.C. Canada	46	Secretary	1,000

Notes:

(1) All information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(2) 150,000 of these Shares are held directly and the remaining 80,000 Shares are held indirectly through Clarion Overseas Corporation.

(3) 91,304 of these Shares are held directly and the remaining 2,000 Shares are held indirectly through Hawthorne Consulting Corporation.

(4) 903,898 of these Shares are held directly and the remaining 220,000 Shares are held indirectly through P&L Ventures Inc.

(5) 145,333 of these Shares are held directly and the remaining 156,522 Shares are held indirectly through Strathmere Associates International Limited. Of the 156,522 Shares being held by Strathmere Associates International Limited, 46,740 Shares are being held in trust for Mr. Trevor-Deutsch's parents. Mr. Trevor-Deutsch is the sole owner of Strathmere Associates International Limited.

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

Dr. Rene Abi-Rached, a Canadian citizen, was appointed as our Chief Operating Officer on December 1, 2000. Dr. Rached was our Executive Officer from September 23, 1999 to December 1, 2000. Dr. Rached received his doctorate degree in engineering from Stanford University and was both a professor in the Engineering Faculty of the University of British Columbia and the American University of Beirut. Dr. Rached is also President of Garmeco Canada where he has gained experience in the commercial, institutional and residential building industries. He has extensive experience in computerized robotics and automation in manufacturing as well as a broad background in energy management. Dr. Rached will be responsible for the start-up of commercial production, the completion of factory equipment installation and the implementation of our business plan.

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

Stephen D. Wortley, a Canadian citizen, has been our Secretary since November, 1993 and was also one of our directors until November, 1994. Mr. Wortley has been a partner of Lang Michener LLP, one of Canada's largest law firms, since February 1, 1991. Educated in Vancouver, Mr. Wortley received a Diploma of Technology from the British Columbia Institute of Technology and specialized in

Administrative Management. Mr. Wortley graduated from the University of British Columbia Law School in 1984 and was called to the British Columbia Bar in 1985. Before joining Lang Michener, Mr. Wortley was a Law Clerk of the British Columbia Court of Appeal. Corporate and securities matters are Mr. Wortley's practice emphasis and he acts as our general corporate solicitor.

Compensation

We signed a management agreement on August 1, 1992 with RAR Investments and agreed to pay an aggregate fee of $6,000 per month to RAR Investments and RAR Consultants for management fees. The parties have agreed to extend the agreement on a month-to-month basis.

Roger A. Rached is our President, or "Named Executive Officer". His compensation for the last three years is summarized in the following table:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Roger A. Rached President and Chief Executive Officer	2004	72,000(1)	Nil	Nil	5,200,000(2)	Nil	Nil	Nil
	2003	72,000(1)	Nil	Nil	Nil	Nil	Nil	Nil
	2002	72,000(1)	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Owen A. Anderson Chief Financial Officer	2004	48,000	Nil	Nil	Nil	Nil	Nil	Nil
	2003	48,000	Nil	Nil	Nil	Nil	Nil	Nil
	2002	48,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) Paid to RAR Investments (controlled by Roger A. Rached) and to R.A.R. Consultants (in respect of which Roger A. Rached is an insider). The amounts are paid pursuant to a Management Agreement dated August l, 1992 (the "Management Agreement"). The Management Agreement can be ended for cause at any time without notice.

(2) On June 9, 2004 we granted 5,200,000 options to Mira Mar Overseas Ltd., a company controlled by Mr. Rached, at an exercise price of $0.20 per share expiring on October 6, 2008.

During the financial year ended December 31, 2004 we did not give any long term incentive plan awards or share appreciation rights to Roger A. Rached.

Roger A. Rached did not exercise any share purchase options during the year ended December 31, 2004, nor has he ever exercised any share purchase options.

Some of our directors are paid a monthly director's fee of $2,000 per month. In addition to the compensation set out in the Summary Compensation Table above, during fiscal 2004 we paid $72,579 (2003 - $78,322; 2002 - $86,745) for director's and officer's fees.

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

The Board of Directors has set up an Audit Committee and three members of the Board are on this Committee: Dr. Owen A. Anderson, Lawry Trevor-Deutsch and Larry P. Coston. The Audit Committee is responsible for reviewing the activities of our independent auditors including: fees, services, and audit scope. Since we lack a compensation, monitoring or share option committee, the Board of Directors is responsible for these functions. The Board of Directors has set up a Special Committee of two members who are Lawry Trevor-Deutsch and Larry P. Coston. The Special Committee is responsible for overseeing matters relating to the Genesee Action. See "Risk Factors - Legal Proceedings Currently Pending". The Board of Directors has set up an Independent Committee of two members who are Lawry Trevor-Deutsch and Larry P. Coston. The Independent Committee has the responsibility to review and make recommendations to the Board of Directors with respect to certain related party transactions.

Employees

During each of the years ended December 31, 2002, December 31, 2003 and December 31, 2004, we had approximately 36 employees including management, office staff, workers and labourers responsible for the production of the panels for the construction of the manufacturing facility.

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

Share Ownership

See "Directors, Senior Management and Employees - Directors and Senior Management" for share ownership information.

As at the date of this Annual Report, Roger A. Rached held, indirectly through Mira Mar Overseas Ltd., options to acquire 5,200,000 Common Shares at $0.20 each to October 6, 2008.

No other director or member of senior management holds options to acquire Common Shares.

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

  50,000,000 as Preferred Shares, Series 1 (none of these are issued or outstanding),

  5,000,000 as Preferred Shares, Series 2 (none of these are issued or outstanding), and

  5,000,000 as Preferred Shares, Series 3 (none of these are issued or outstanding).

The holders of Preferred Shares cannot vote except in those circumstances required by Canadian law.

The following table sets out certain information regarding the ownership of our Common Shares by any shareholder that we know owns more than 5% of our Common Shares;

  the members of senior management named in the Summary Compensation Table above; and

  all the directors and officers as a group.

As of the date of this Annual Report, 122,175,065 of our Common Shares were outstanding.
Identity of Person or Group	Number of Shares	Percentage of Class
Roger A. Rached	10,842,478(1)(2)	8.9%(1)
Dr. Owen A. Anderson	93,304	0.1%
Garmeco International Consulting Engineers S.A.L.	12,758,933	10.4%
Directors and Senior Management as a Group	12,905,035(3)	10.6%(3)

Notes:

(1) These shares are held in escrow by Mira Mar Overseas Ltd., which is indirectly owned by Roger A. Rached.

(2) To the extent permitted by law, these shares are pledged to lenders.

(3) This amount includes 10,842,478 shares held in escrow by Mira Mar Overseas Ltd.

As at December 31, 2004, Roger A. Rached held 13,010,974 Common Shares, as at December 31, 2003, Roger A. Rached held 17,347,966 Common Shares, as at December 31, 2002, Roger A. Rached held 19,516,462 Common Shares, and as at December 31, 2001, Roger A. Rached held 21,684,958 Common Shares. All such shares are held indirectly by Roger A. Rached through Mira Mar Overseas Ltd.

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

As of the date of this Annual Report, there are 110 U.S. registered shareholders holding a total of 7,998,253 Common Shares of the Corporation.

Related Party Transactions

Except as disclosed below, we have not since January 1, 2004, being the date of the beginning of our most recently completed fiscal year, entered into or made, and do not propose to enter into or make:

(1) any transaction with a related party that is either material to us or to the related party;

(2) any transaction with a related party that is unusual in its nature or conditions, involving goods, services or tangible or intangible assets;

(3) any loans or guarantees directly by us or through any of our subsidiaries to or for the benefit of any related party.

  We have entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants and Garmeco Canada have agreed to assist us by providing detailed engineering designs for the projects that we undertake. We have agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

  During the 2004 fiscal year, we paid $72,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;

  During the 2004 fiscal year, we paid $78,000 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  During the 2004 fiscal year, we paid $72,597 for directors' and officers' fees;

  During the 2004 fiscal year, we paid $103,315 for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

  During the 2004 fiscal year, we paid $53,225 for consulting services to Take International Consulting, a company controlled by Mr. Omar Take, our Chief Project Officer;

  During the 2004 fiscal year, Lang Michener LLP, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation $216,232 for professional services;

  On June 9, 2004, we granted, pursuant to our Share Option Plan, 5,200,000 options to purchase Common Shares to Mira Mar Overseas Ltd., a company controlled by Mr. Rached, at a price of $0.20 per share expiring October 6, 2008;

  On August 10, 2004, we entered into a Guarantee Agreement with Dr. Rene Abi-Rached with respect to a first mortgage financing over the Corporation's Hopcott Road property and agreed to issue 2,652,632 common shares of the Corporation to Dr. Rene Abi-Rached in consideration of his personal guarantee of the mortgage, which shares were issued on November 12, 2004;

  A subsidiary of the Corporation delivered a promissory note for $50,000 due August 27, 2006 with interest at 12% per annum, to a company controlled by a director of the Corporation, in consideration of a loan for $50,000; and

  On December 22, 2004, we announced a private placement of 15,000,000 units at a price of $0.0675 per unit for total proceeds of $1,012,500. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.10 per share. The private placement involves members of the President's family. The proceeds raised from the private placement will be used for working capital and to pay debts. The private placement was approved by the TSX Venture Exchange on April 12, 2005 and closed on May 31, 2005.

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal Proceedings

See "Risk Factors - Legal Proceedings Currently Pending".

Dividend Policy

We have not paid any dividends on our outstanding Common Shares since incorporation and we do not expect that we will in the foreseeable future. We have paid dividends on our Preferred Shares. IHI International has paid dividends on its Common Shares. See "Major Shareholders and Related Party Transactions - Related Party Transactions".

Significant Changes

There have been no significant changes to report since the date of our financial statements since December 31, 2004 included with this Annual Report on Form 20-F except as disclosed herein.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Trading Markets
TSX-V IHI - Trading in Canadian Dollars			OTC Bulletin Board IHITF - Trading in United States dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual			Annual
2004	0.41	0.09	2004	0.34	0.07
2003	0.52	0.22	2003	0.335	0.181
2002	0.88	0.23	2002	0.55	0.15
2001	1.25	0.73	2001	0.85	0.45
2000	1.82	0.65	2000	1.19	0.46

By Quarter			By Quarter
Calendar 2003			Calendar 2003
First Quarter	0.52	0.33	First Quarter	0.335	0.22
Second Quarter	0.38	0.30	Second Quarter	0.29	0.21
Third Quarter	0.46	0.31	Third Quarter	0.32	0.21
Fourth Quarter	0.40	0.22	Fourth Quarter	0.29	0.181

Calendar 2004			Calendar 2004
First Quarter	0.41	0.20	First Quarter	0.31	0.16
Second Quarter	0.31	0.18	Second Quarter	0.34	0.13
Third Quarter	0.30	0.20	Third Quarter	0.23	0.15
Fourth Quarter	0.24	0.09	Fourth Quarter	0.19	0.072

Monthly			Monthly
May 2005	0.27	0.17	May 2005	0.21	0.14
April 2005	0.34	0.36	April 2005	0.29	0.21
March 2005	0.36	0.26	March 2005	0.30	0.25
February 2005	0.39	0.29	February 2005	0.32	0.25
January 2005	0.35	0.18	January 2005	0.28	0.13
December 2004	0.20	0.09	December 2004	0.34	0.072

Plan of Distribution

Not applicable.

Markets

Our Common Shares have been trading on the TSX-V since May 20, 1993. Our Common Shares also began being quoted in the United States on the OTC Bulletin Board in April, 1995.

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

The directors and officers of the Corporation are, both by statute and at common law, required to act fairly and in the best interest of the Corporation and are not permitted to breach this fiduciary duty for their own benefit.

Shareholders' Meetings

Under the CBCA, our directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of our financial year and may at any time call a special meeting of shareholders.

For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, our directors may fix in advance a date as the record date for such determination, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

Under the CBCA, notice of the time and place of a meeting of shareholders shall be sent not less than 21 days nor more than 50 days before the meeting to each shareholder entitled to vote at the meeting. A rule of the Canadian Securities Regulators sets out that meeting materials should be sent to registered holders approximately 30 days before the meeting date, so that such registered holders can forward the materials to beneficial holders.

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

Preferred Shares

The Corporation's Restated Articles of Incorporation authorizes the issuance of Preferred Shares in series, with designations, rights and preferences determined from time to time by its Board of Directors. The holders of Preferred Shares are not entitled to vote except to the extent required by Canadian law.

There are no Series 1, Series 2 or Series 3 Preferred Shares issued or outstanding.

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

Guarantee Agreement dated August 10, 2004 between the Corporation and Dr. Rene Abi-Rached with respect to a first mortgage over the Corporation's Hopcott Road Property. See "Information on the Company - Business Overview - Narrative Description of Business - Recent Developments - Financing";

  A subsidiary of the Corporation delivered a Promissory Note for $50,000 due August 27, 2006 with interest at 12% per annum, to a company controlled by a director of the Corporation, in consideration of a loan of $50,000; and

  Commercial Lease Renewal dated June 17, 2005 between the Corporation and 434088 B.C. Ltd., a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Corporation by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and used in this discussion) when the Corporation was not controlled by a WTO (World Trade Organization) Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the gross value of the assets of the Corporation was $5,000,000 or more, or if an order for review was made by a federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Corporation. An investment in Common Shares of the Corporation by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the gross value of assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, in 2005 exceeds $250,000,000. A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Corporation. The acquisition of less than a majority, but more than a third, of the Common Shares of the Corporation would be presumed to be an acquisition of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquiror through the ownership of Common Shares of the Corporation.

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

Taxation

Canadian Federal Income Tax Considerations

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an "Investor") who acquires one or more Common Shares of the Corporation, and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Corporation, holds all Common Shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common Shares in or in the course of carrying on business in Canada. It is assumed that the Common Shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Corporation's understanding of the current published administrative and assessing practices of the Canada Revenue Agency ("CRA"). It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.

This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in Common Shares applicable to the Investor's particular circumstances.

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share is "taxable Canadian property", and is not "treaty-protected property", of the Investor for purposes of the Canadian Act. A Common Share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the 60 months immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Corporation. The Common Share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act. For example, pursuant to the Treaty, a Common Share of the Corporation held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the Common Share is not derived principally from real property (including resource properties) situated in Canada and that the Investor does not have, and has not had within the 12-month period, preceding the disposition, a "permanent establishment", or a "fixed base" available to the Investor in Canada.

An Investor whose Common Shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more Common Shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefor exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor's reasonable costs of disposition. The

Investor will be required to include one half of any such capital gain (taxable capital gain) in the Investor's taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Investor's taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains included in the Investor's taxable income earned in Canada in any of the three preceding taxation years or in any subsequent taxation year.

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by the Corporation to the Investor on a Common Share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common Share to an Investor who is a resident of the United States for the purposes of the Treaty is 5% if the Investor is a company that owns at least 10% of the voting stock of the Corporation, and 15% in any other case, of the gross amount of the dividend. The Corporation will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Income Tax Considerations above").

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

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-

for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Corporation will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Exhibits attached to this Form 20-F are also available for review at our head office located at 1096 West 10th Avenue, Vancouver, British Columbia V6H 1H8 or you may request them by calling Emilia Luca at 604-733-5400. Copies of our financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. Copies of our financial statements and other continuous disclosure documents are also available for viewing at www.sec.gov.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Corporation carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2004, being the date of the Corporation's most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of the Corporation's Chief Executive Officer, Mr. Roger A. Rached, and Chief Financial Officer, Dr. Owen A. Anderson. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures are effective.

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

During the Corporation's most recently completed fiscal year ended December 31, 2004, there were no changes in the Corporation's internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Corporation's internal control over financial reporting.

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

ITEM 16. [reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation does not currently have an audit committee financial expert on its Audit Committee. We do not have an audit committee financial expert because we believe the cost related to retaining a financial expert at this time would be prohibitive. Further, due to our limited operations, we believe the services of a financial expert are not warranted at this time.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation has adopted a code of business conduct and ethics that applies to all directors, officers and managers of the Corporation. A copy of the Code of Conduct and Ethics is available for review at our head office located at 1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8 or you may request a copy by calling Emilia Luca at 604-733-5400.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Dunwoody LLP has served as our independent public accountants for the fiscal period ended December 31, 2004, for which audited financial statements appear in this Annual Report. The following table represents the aggregate fees for professional services and other services rendered by BDO Dunwoody LLP in 2004 and 2003.

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees	$75,000	$75,000
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Audit fees were the aggregate fees charged by BDO Dunwoody LLP for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Audit related fees category comprises fees billed for the audit of any employee benefit plans and pension schemes, agreed upon procedure engagements and other attestation services subject to regulatory requirements, certifications of accounting-related internal controls, as well as advisory services associated with our financial reporting. Tax fees are fees for professional services rendered by BDO Dunwoody LLP for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, value added taxes and excise taxes.

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

Only the audit services rendered for the year ended December 31, 2004 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are attached:

(1) Auditors' Report of BDO Dunwoody llp dated April 15, 2005 with respect to the December 31, 2004 financial statements;

(2) Auditors' Report of Morgan & Company dated September 8, 2003, except for Note 14 which is as of May 28, 2004, with respect to the December 31, 2002 financial statements;

(3) Consolidated Balance Sheet for December 31, 2004, and 2003;

(4) Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002, and for the period from inception (September 12, 1990) to December 31, 2004;

(5) Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2003 and 2002, and for the period from inception (September 12, 1990) to December 31, 2004;

(6) Consolidated Statements of Stockholders' Equity;

(7) Notes to the Consolidated Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Corporation has elected to provide financial statements pursuant to Item 17.

ITEM 19. EXHIBITS

The following exhibits are attached to this Form 20-F:
Exhibit	Document Description
1.1

Restated Articles of Incorporation (Incorporated by reference to Exhibits 3.08, 3.09 and 3.10 of our Form 20-F filed on May 23, 2003, Form 20-F/A filed on June 25, 2004 and Form 20-F filed on July 9, 2004)

4.1

Amendment to the International License Agreement dated May 9, 2003 (Incorporated by reference to Exhibit 4.14 of our Form 20-F filed on May 23, 2003, Form 20-F/A filed on June 25, 2004 and Form 20-F filed on July 9, 2004)

4.2

Letter Agreement dated May 9, 2003 between the Corporation and Earthquake Resistance Structures Inc. (Incorporated by reference to Exhibit 4.15 of our Form 20-F filed on May 23, 2003 and Form 20-F/A filed on June 25, 2004)

4.3

Letter Agreement dated May 9, 2003 between the Corporation and Garmeco International Consulting Engineers S.A.L. (Incorporated by reference to Exhibit 4.15 of our Form 20-F filed on May 23, 2003 and Form 20-F/A filed on June 25, 2004)

4.4	Amending Agreement dated November 8, 2003 between IHI International and Earthquake Resistance Structures Inc. (Incorporated by reference to Exhibit 4.1 of our Form 20-F filed on July 9, 2004)
4.5

Amending Agreement dated November 8, 2003 between IHI International and Garmeco International Consulting Engineers S.A.L. (Incorporated by reference to Exhibit 4.2 of our Form 20-F filed on July 9, 2004)

4.6	Amendment to Interim Agreement dated November 28, 2003 between the Corporation and Hi-Tech Canada Development Inc. (Incorporated by reference to Exhibit 4.3 of our Form 20-F filed on July 9, 2004)
4.7	Amendment to the International License Agreement dated June 23, 2004 (Incorporated by reference to Exhibit 4.5 of our Form 20-F filed on July 9, 2004)
4.8	Guarantee Agreement between the Corporation and Dr. Rene Abi-Rached dated August 10, 2004
4.9	Promissory Note for $50,000 due August 27, 2006 with interest at 12% per annum

4.10	Commercial Lease Renewal between the Corporation and 434088 B.C. Ltd. dated June 17, 2005
8.1	List of Significant Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 4.4 of our Form 20-F filed on July 9, 2004)
12.01	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Roger A. Rached, Chief Executive Officer
12.02	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Dr. Owen A. Anderson, Chief Financial Officer
13.01	Certification pursuant to 18 U.S.C. Section 1350 of Roger A. Rached, Chief Executive Officer.
13.02	Certification pursuant to 18 U.S.C. Section 1350 of Dr. Owen A. Anderson, Chief Executive Officer.

SIGNATURE

The Corporation certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Per:

/s/ Roger A. Rached
___________________________________
Roger A. Rached
President and Chief Executive Officer

DATED: June 30, 2005

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(Stated in Canadian Dollars)

BDO Driving Growth	BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Fax: (604) 688-5132 E-mail: Vancouver@bdo.ca www.bdo.ca

AUDITORS' REPORT

To the Shareholders
International Hi-Tech Industries Inc.
(A development stage company)

We have audited the consolidated balance sheets of International Hi-Tech Industries Inc. (a development stage company) as at December 31, 2004 and 2003 and the consolidated statements of operations, cash flows and changes in shareholders' equity for the years then ended. We have also audited the statements of operations and cash flows for the period from September 12, 1990 (inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended and for the period from September 12, 1990 (inception) to December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The consolidated statements of operations, cash flows and changes in shareholders' equity for the year ended December 31, 2002, were reported upon by other auditors. Their report covered the year ended December 31, 2002, contained no reservations and was dated September 8, 2003 (except for Note 14 which is as of May 28, 2004).

/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
April 15, 2005

BDO Driving Growth	BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Fax: (604) 688-5132 E-mail: Vancouver@bdo.ca www.bdo.ca

COMMENTS BY INDEPENDENT AUDITORS FOR U.S. READERS

ON CANADA-U.S. REPORTING DIFFERENCE

Public Company Accounting Oversight Board (United States) reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph (following the opinion paragraph) when changes in an accounting policy, such as those involving 2004 stock-based compensation described in Note 1, have a material effect on the consolidated financial statements. Our report to the shareholders, dated April 15, 2005, is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
April 15, 2005

MORGAN & COMPANY
Chartered Accountants

AUDITORS' REPORT

To the Shareholders
International Hi-Tech Industries Inc.
(A development stage company)

We have audited the consolidated statements of operations and deficit, cash flows and changes in shareholders' equity of International Hi-Tech Industries Inc. (a development stage company) for the year ended December 31, 2002 and for the period from September 12, 1990 (inception) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2002 and for the period from September 12, 1990 (inception) to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

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

In addition to the restatement, the weighted average common shares and the calculation of loss per share in 2002 in accordance with accounting principles generally accepted in the United States, have been restated to include all of the Company's escrow shares.

Vancouver, Canada
September 8, 2003, except for Note 14
which is as of May 28, 2004

/s/ Morgan & Company
Chartered Accountants

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	DECEMBER 31
	2004	2003

ASSETS

Current
Cash and cash equivalents	$1,890,030	$2,763,972
Receivables	189,779	91,861
Prepaid expenses	191,857	429,035
	2,271,666	3,284,868

Notes Receivable And Accrued Interest (Note 2)	-	1,618,708
Property, Plant And Equipment (Note 3)	17,698,273	25,054,388
Intangible Assets (Note 4)	1,981,156	2,136,964

	$21,951,095	$32,094,928

LIABILITIES

Current
Accounts payable and accrued liabilities	$724,951	$649,424
Accrued interest payable	223,841	304,795
Loans payable (Note 5)	83,500	292,826
Current portion of long term debt (Note 6)	1,400,950	1,582,293
	2,433,242	2,829,338

Redeemable Preferred Shares (Note 8)	582,404	388,306
Deposits Received Related To Joint Venture Option Agreements	7,431,032	12,080,732
Long Term Debt (Note 6)	5,042,985	741,169
Promissory Note Payable (Note 7)	52,000	-
	15,541,663	16,039,545

Contingencies (Note 11)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

(Stated in Canadian Dollars)

	DECEMBER 31
	2004	2003

SHAREHOLDERS' EQUITY

Share Capital (Note 8)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:
Series 1 - 50,000,000 shares;
Series 2 - 5,000,000 shares; and
Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
107,175,065 at December 31, 2004 (of which 13,010,976 shares are held in escrow) and
104,272,429 at December 31, 2003 (of which 17,347,968 shares are held in escrow)	$55,974,931	$55,586,614

Contributed Surplus	883,564	305,000
Non-Controlling Interest Deficit Relating To Dividends	(568,048)	(1,439,330)
Deficit Accumulated During The Development Stage	(49,881,015)	(38,396,901)
	6,409,432	16,055,383

	$21,951,095	$32,094,928

Approved by the Board of Directors:
/s/ Dr. Owen A. Anderson ___________________________________ Dr. Owen A. Anderson, Director	/s/ Rene Abi-Rached ___________________________________ Rene Abi-Rached, Director

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in Canadian Dollars)

				From
				SEPTEMBER 12
				1990 (INCEPTION)
		YEARS ENDED		TO
		DECEMBER 31		DECEMBER 31
	2004	2003	2002	2004
				(Cumulative)
Expenses
Audit and accounting	$168,374	$159,724	$153,307	$1,104,217
Corporation capital taxes	-	186,696	45,187	536,023
Consulting fees	1,078,276	330,295	189,279	2,918,943
Depreciation and amortization	1,252,022	1,589,514	1,592,210	6,854,355
Directors' and officers' fees	217,196	150,322	164,745	1,270,357
Finders' fees, loan guarantee and commitment fees	509,961	156,085	342,549	3,642,176
General expense	342,238	289,938	252,771	2,714,848
Legal	681,656	494,318	156,136	5,692,431
Insurance	92,396	84,275	39,906	480,643
Interest and foreign exchange	778,409	1,351,310	867,607	5,519,350
Investor relations	21,567	25,074	18,854	140,495
Product representation costs	154,302	160,438	173,137	2,399,124
Telephone, fax and cellular	26,356	28,963	36,095	618,782
Office rent	102,000	91,135	84,755	884,890
Promotion and presentation	13,968	15,601	47,832	320,242
Property taxes	269,945	166,589	139,301	1,080,142
Repairs and maintenance	67,180	71,088	64,106	759,925
Travel and business promotion	363,977	288,923	236,356	3,417,116
Transfer agent and filing fees	43,281	35,160	84,902	417,420
Wages and benefits	1,006,696	657,790	337,165	4,546,682
	7,189,800	6,333,238	5,026,200	45,318,161
Less: Interest and other income	(333,648)	(286,942)	(347,516)	(2,007,913)

Loss From Operations	(6,856,152)	(6,046,296)	(4,678,684)	(43,310,248)

Deferred Project Development Cost Write-down	-	(4,638,737)	-	(4,638,737)
Gain On Cancellation Of License Rights	3,614,500	154,460	3,293,839	7,276,101
Foreign Exchange Gain On Cancellation of License Rights	1,035,200	-	-	1,035,200
Gain On Termination Of Option	-	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	-	1,216,580
Legal Settlement	-	-	-	(200,000)
Write Down Of Note Receivable and Accrued Interest (Note 2)	(1,573,192)	-	-	(1,573,192)
Write Down Of Property, Plant And Equipment (Note 3)	(6,833,188)	-	-	(6,833,188)

Net Loss For The Period Before Non-Controlling Interest	(10,612,832)	(10,530,573)	(1,384,845)	(46,767,494)
Non-Controlling Interest	(871,282)	-	(900,311)	(1,246,355)

Net Loss For The Period	(11,484,114)	(10,530,573)	(2,285,156)	$(48,013,849)
Preferred Share Dividends	-	(124,933)	(404,162)

Net Loss Available To Common Shareholders	$(11,484,114)	$(10,655,506)	$(2,689,318)

Loss Per Share, Basic and diluted	$(0.11)	$(0.10)	$(0.04)

Weighted Average Common Shares Outstanding	104,722,372	103,470,774	75,579,670

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)
				From
				SEPTEMBER 12
				1990 (INCEPTION)
		YEARS ENDED		TO
		DECEMBER 31		DECEMBER 31
	2004	2003	2002	2004
				(Cumulative)
Cash Flows From Operating Activities
Net loss for the period	$(11,484,114)	$(10,530,573)	$(2,285,156)	$(48,013,849)

Adjustments To Reconcile Loss To Net Cash Used In Operating Activities
Unrealized exchange adjustment on notes receivable	87,412	334,059	17,108	273,569
Accrued interest on notes receivable	(41,895)	(77,952)	(94,811)	(461,341)
Accrued interest on promissory notes payable	2,000	-	-	2,000
Accrued interest on other long term financing agreement (Note 6)	107,339	-	-	107,339
Amortization of discount on redeemable preferred shares	194,098	194,098	194,208	582,404
Gain on cancellation of license rights	(3,614,500)	(154,460)	(3,293,839)	(7,275,501)
Realized exchange gain on cancellation of license rights	(1,035,200)	-	-	(1,035,200)
Gain on issue of treasury shares by subsidiary company	-	-	-	(1,216,580)
Shares issued in exchange for a loan guarantee	318,317	-	-	1,792,315
Non-controlling portion of income (loss) in subsidiary	871,282	-	900,312	1,246,355
Write down of deferred project development costs	-	4,638,737	-	4,638,737
Write down of note receivable and accrued interest	1,573,192	-	-	1,573,192
Write down of property, plant and equipment	6,833,188	-	-	6,833,188
Stock based compensation	578,564	-	-	578,564
Depreciation and amortization	1,252,022	1,589,514	1,592,210	6,854,355
(Increase) decrease in assets
Receivables	(97,918)	830	(50,273)	(189,779)
Prepaid expenses	237,178	(93,324)	(154,215)	(191,857)
Increase (decrease) in liabilities
Accounts payable and accrued liabilities	75,527	213,674	(222,502)	724,951
Accrued interest payable	(80,954)	61,454	43,163	223,841
Net Cash Used In Operating Activities	(4,224,462)	(3,823,943)	(3,353,795)	(32,953,297)

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	$(437,616)	$(1,811,580)	$(3,099,210)	$(30,053,293)
Acquisition of intangible assets	(135,672)	(214,534)	(254,213)	(2,982,636)
Project development costs	-	-	(34,410)	(4,638,737)
Notes receivable	-	-	-	(1,385,419)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	(146,418)
Net Cash Used In Investing Activities	(573,288)	(2,026,114)	(3,387,833)	(39,513,277)

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)
				From
				SEPTEMBER 12
				1990 (INCEPTION)
		YEARS ENDED		TO
		DECEMBER 31		DECEMBER 31
	2004	2003	2002	2004
				(Cumulative)
Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	$70,000	$-	$13,074,240	$47,925,913
Issuance of preferred shares	-	-	-	6,256,703
Dividends paid	-	(193,324)	(506,756)	(1,560,392)
Contributed surplus	-	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	(1,417,448)	(922,194)	(2,339,642)
Cash deposits received related to joint venture option agreements	-	1,979,024	3,808,446	15,741,733
Increase in restricted cash	-	275,463	635,442	-
Increase in amount due to related parties	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	(1,848,483)
Repayment in loans payable	(209,326)	(149,635)	(155,039)	83,500
Repayment of advances payable	-	-	-	(363,021)
Increase in advances payable	-	-	-	363,021
Repayment of long term debt	(486,866)	(403,767)	(996,267)	(3,867,801)
Increase in long term debt	4,500,000	-	302,635	10,019,771
Proceeds from mortgages payable	-	-	-	3,105,160
Repayment of mortgages payable	-	(1,868,000)	-	(3,105,160)
Increase in promissory note payable	50,000	-	-	50,000
Increase in project advance payable	-	-	-	2,000,000
Repayment of project advance payable	-	-	-	(2,000,000)
Net Cash Provided By (Used In) Financing Activities	3,923,808	(1,777,687)	15,240,507	74,356,604

Net Increase (Decrease) In Cash and Cash Equivalents	(873,942)	(7,627,744)	8,498,879	1,890,030
Cash and Cash Equivalents, Beginning Of Period	2,763,972	10,391,716	1,892,837	-

Cash and Cash Equivalents, End Of Period	$1,890,030	$2,763,972	$10,391,716	$1,890,030

Supplemental Disclosure Of Cash Flow Information
Stock option compensation (Note 8)	$578,564	$-	$-	$ 578,564
Common shares issued in exchange for a loan guarantee (Note 8)	$318,317	$-	$-	$ 318,317
Interest paid	$410,941	$470,820	$673,399	$2,963,781
Taxes paid	$-	$-	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

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

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

DECEMBER 31, 2004

(Stated in Canadian Dollars)
						NON-CONTROLLING
						INTEREST	DEFICIT
	COMMON STOCK		PREFERRED STOCK			DEFICIT	ACCUMULATED
	NUMBER		NUMBER			RELATING	DURING THE
	OF		OF		CONTRIBUTED	TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	STAGE	TOTAL
							(
Balance, January 1, 2001	65,009,121	36,328,211	6,186,114	6,184,163	305,000	-	(25,052,077)	17,765,297

Issuance of common stock	34,500,000	13,726,700	-	-	-	-	-	13,726,700
Conversion of preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	-	(652,460)
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(21,882)	-	(21,882)
Preferred share dividends	-	-	-	-	-	-	(404,162)	(404,162)
Net loss	-	-	-	-	-	-	(2,285,156)	(2,285,156)

Balance, December 31, 2002	102,531,371	53,546,611	2,261,114	2,040,003	305,000	(21,882)	(27,741,395)	28,128,337

Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)

Balance, December 31, 2003	104,272,429	55,586,614	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383

Issuance of common stock	250,000	70,000	-	-	-	-	-	70,000
Issuance of common stock in exchange for a loan guarantee (Note 8)	2,652,636	318,317	-	-	-	-	-	318,317
Stock based compensation (Note 8)	-	-	-	-	578,564	-	-	578,564
Non-controlling interest						871,282		871,282
Net loss	-	-	-	-	-		(11,484,114)	(11,484,114)

Balance, December 31, 2004	107,175,065	$55,974,931	-	$-	$883,564	$(568,048)	$(49,881,015)	$6,409,432

The accompanying notes are an integral part of these consolidated financial statements
F-11

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Ability to Continue as a Going Concern

International Hi-Tech Industries Inc. (the "Company"), a development stage company, is in the business of developing and commercializing a building construction process that uses completely manufactured pre-fabricated panels, free-standing floor panels, wall panels and roof panels.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred significant losses to date, including a net loss for the current period of $11,484,114. The continuation of the Company is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Company plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Company. Amounts raised will be used to provide financing for the development and commercialization of the Company's business and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might arise from this uncertainty.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

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

During the years ended December 31, 2003 and 2002, the Company paid dividends to non-controlling shareholders of subsidiaries. Dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., less the non-controlling shareholders share of income of IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $568,048 and $1,439,330 respectively, at December 31, 2004 and 2003. These amounts were recorded as a reduction to shareholders' equity as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary.

c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Included in cash and cash equivalents are amounts denominated in US dollars; their CDN$ equivalent at December 31, 2004 was $213,300 (2003 - $51,610).

d) Deferred Project Development Costs

The Company defers architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program which will be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

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

g) Stock Based Compensation

Effective January 1, 2004 the Company adopted on a retroactive basis without restatement, the amended recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires companies to adopt the fair value method for all stock-based awards granted on or after January 1, 2002. Previously the Company used the intrinsic value method of accounting for stock options granted to employees and directors (for services rendered as a director) whereby the Company was only required to disclose the pro forma effect of stock options granted to the above noted parties in the notes to the financial statements. The effect of this change in accounting policy had no effect on the consolidated financial statements.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Foreign Currency Translation (Continued)

The resulting foreign exchange gains and losses are included in income in the current period.

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 5,200,000 (2003 - 34,500,000; 2002 - 40,776,557) common shares on the exercise of options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, redeemable preferred shares, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, long term debt and promissory note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable preferred shares was calculated using discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

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

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

o) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and the recording of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included note receivable and accrued interest, property, plant and equipment, real estate, intangible assets and future income taxes.

p) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously presented.

2. NOTES RECEIVABLE AND ACCRUED INTEREST

The notes receivable denominated in US dollars, are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are collateralized by the issuer's license rights to the Company's building technology. During 2004, the Company determined that the note receivable and accrued interest had been impaired and recorded a $1,573,192 write-down related to the note receivable and accrued interest. This notwithstanding, management is vigorously pursuing the recovery of the outstanding note receivable and accrued interest.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

3. PROPERTY, PLANT AND EQUIPMENT

	2004
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$3,432,134	$-	$3,432,134
Paving	52,616	7,211	45,405
Automotive	152,703	133,376	19,327
Office furniture and equipment	318,568	264,572	53,996
Computer equipment	179,678	132,366	47,312
Other machinery and equipment	5,980,204	3,582,313	2,397,891
Building construction in progress	17,992,208	6,290,000	11,702,208

	$28,108,111	$10,409,838	$17,698,273

	2003
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$3,529,281	$-	$3,529,281
Paving	47,123	4,458	42,665
Automotive	152,703	128,705	23,998
Office furniture and equipment	315,908	251,405	64,503
Computer equipment	174,119	113,280	60,839
Other machinery and equipment	8,056,418	4,394,483	3,661,935
Building	17,671,167	-	17,671,167

	$29,946,719	$4,892,331	$25,054,388

Other machinery and equipment includes assets acquired under capital lease with an original cost of $3,117,416 (2003 - $3,117,416). Accumulated amortization provided on this other machinery and equipment totalled $2,461,459 (2003 - $1,635,986).

In 2004, as a result of the litigation discussed in Note 11 b), the Company has been unable to complete its Hopcott Road production facility to the point where commercial operations can be pursued. As a result of delays in this regard and other factors, management determined that an impairment in the Company's building and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down (2003 and 2002; $Nil).

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

4. INTANGIBLE ASSETS

	2004
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,782,636	$831,480	$1,951,156
License rights	200,000	170,000	30,000

	$2,982,636	$1,001,480	$1,981,156

	2003
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,646,964	$560,000	$2,086,964
License rights	200,000	150,000	50,000

	$2,846,964	$710,000	$2,136,964

5. LOANS PAYABLE

	2004	2003

Repayable on demand to a company controlled by a relative of an officer with interest at 20% per annum and repaid during 2004	$-	$209,326
Repayable on demand at various interest rates	83,500	83,500

	$83,500	$292,826

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

6. LONG TERM DEBT

	2004	2003

Obligations Under Capital Lease

Various Lease Obligations
Weighted average interest at 17.64% (2003 - 19.03%), maturing between May 2005 and November 2005, combined monthly lease payments of principal and interest of $1,934	$21,678	$129,472

Other Long Term Obligations

Mortgage Payable
Interest at 7% per annum, maturing September 1, 2007 with monthly payments of principal and interest of $34,619. The mortgage is collateralized by the Hopcott Road real estate, a cash security deposit of $250,000, a general security agreement covering all assets and an officer guarantee (Note 8(ii)).	4,473,617	-

Other Mortgages
Weighted average interest of 7.67% (2003 - 7.56%), maturing between April 2005 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by Speen Road real estate.	997,829	1,037,708

Other long term financing agreements
Weighted average interest of 11.71% (2003 - 8.94%), collateralized by equipment, matured in 2004 with combined monthly payments of principal and interest of $73,469. A portion of these amounts are presently under dispute, see Note 11(b) for further details.	950,811	1,156,282
	6,422,257	2,193,990
	6,443,935	2,323,462
Less: Current portion	1,400,950	1,582,293

	$5,042,985	$741,169

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

6. LONG TERM DEBT (Continued)

The principal payments required on obligations under capital lease and long term debt is approximately as follows:

		OTHER
	CAPITAL	LONG TERM
	LEASES	OBLIGATIONS	TOTAL

2005	$21,678	$1,379,272	$1,400,950
2006	-	137,217	137,217
2007	-	4,265,352	4,265,352
2008	-	640,416	640,416
2009 and thereafter	-	-	-
	$ 21,678	$6,422,257	$6,443,935

7. PROMISSORY NOTE PAYABLE

The promissory note payable, in the amount of $50,000, is unsecured, payable on or before August 27, 2006, accrues interest at 12% per annum and is due to a company controlled by a director.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

8. SHARE CAPITAL

i) Escrow Shares

As at December 31, 2004, included in the Company's issued and outstanding shares, 13,010,976 were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the Company and an associate of the president. On January 18, 2000, upon approval by the TSX venture exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

ii) Shares Issued in Exchange for a Loan Guarantee

On November 12, 2004 the Company issued 2,652,636 common shares to a company controlled by the Company's Chief Operating Officer in exchange for his guarantee on the new first mortgage (Note 6). As these common shares were issued for consideration other than cash, the shares were recorded at the quoted market value of the Company's common shares on the agreement date and recorded as a 2004 expense.

iii) Stock Options

In accordance with the policies of the TSX Venture Exchange ("TSX-V"), the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

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

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

iii) Stock Options (continued)

As at December 31, 2004, the Company had outstanding options for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

5,200,000	$0.20	October 6, 2008

A summary of the changes in stock options for the years presented is as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, January 1, 2002	3,287,500	$1.17

Expired	(687,500)	2.25

Outstanding and exercisable, December 31, 2002	2,600,000	0.88

Expired	(2,600,000)	(0.88)

Outstanding and exercisable, December 31, 2003	-	-

Granted	5,200,000	0.20

Outstanding and exercisable, December 31, 2004	5,200,000	$0.20

The fair value of each option granted in 2004 was estimated on the grant date using the Black-Scholes option pricing model assuming no dividends were paid, a volatility of the Company's share price of 105%, an annual risk free interest rate of 3.27% and an expected life equal to the life of the options. The fair value of the 2004 options granted was $0.11 per share.

In connection with the vesting of the stock options, the Company included in consulting fees for the year ended December 31, 2004 stock option compensation in the amount of $578,564 (2003 and 2002 - $Nil).

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

iv) Share Purchase Warrants

As at December 31, 2004, the Company had no non-transferable share purchase warrants outstanding.

A summary of the changes in share purchase warrants for the year ended December 31, 2004 is presented below:

	WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE

Balance, January 1, 2002	6,953,557	$1.08

Issued	34,500,000	0.48

Expired	(3,277,000)	(1.04)

Balance, December 31, 2002	38,176,557	0.55

Expired	(3,676,557)	(1.19)

Balance, December 31, 2003	34,500,000	0.48

Exercised	(250,000)	(0.28)
Expired	(34,250,000)	(0.48)

Balance, December 31, 2004	-	$-

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

v) Class B Preferred Shares of the Subsidiary

The Company's 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.

The redeemable preferred shares are summarized as follows:
	Redemption		Carrying
	Value	Discount	Value
Initial recognition	$1,100,000	$(1,100,000)	$-
Amortization of discount	-	194,208	194,208

Balance, December 31, 2002	1,100,000	(905,792)	194,208
Amortization of discount	-	194,098	194,098

Balance, December 31, 2003	1,100,000	(711,694)	388,306
Amortization of discount	-	194,098	194,098

Balance, December 31, 2004	$1,100,000	$(517,596)	$582,404

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

9. INCOME TAXES

The Company has potential non-capital losses for income tax purposes of $25,897,549 which may be available to reduce taxable income in future years. The benefit of these losses as a future income tax benefit has been reduced by a valuation allowance. If unused, these losses expire as follows:

2005	$2,265,248
2006	2,741,160
2007	3,655,560
2008	2,650,649
2009	2,332,504
2010	8,181,896
2014	4,070,532

$25,897,549

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying the Canadian statutory rate of approximately 35.62% (2003 - 35.62%; 2002 - 39%) to earnings as follows:

	2004	2003	2002

Income tax (recovery) provision at statutory rates	$(3,780,291)	$(3,750,990)	$(891,211)
Effect of reduction in statutory rate	-	733,426	-
Non-deductible items	301,189	84,815	326,461
Foreign earnings subject to different tax rates	(850,773)	415,281	(1,036,615)
Increase in valuation allowance	4,329,875	2,517,468	1,601,365

	$-	$-	$-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $951,850 (2003 - $666,248), representing the tax effect of losses which expired in the year.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

9. INCOME TAXES (Continued)

The components of future tax assets are as follows:

	2004	2003

Capital assets	$4,661,207	$1,781,255
Non-capital losses	9,224,707	8,726,634
	13,885,914	10,507,889
Less: Valuation allowance	(13,885,914)	(10,507,889)

Future income tax asset	$-	$-

10. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid the following:

a) $72,000 (2003 - $72,000; 2002 - $72,000) for management fees to a company controlled by the family of an officer.

b) $78,000 (2003 - $78,000; 2002 - $78,000) for rent to a company controlled by a relative of an officer.

c) $72,597 (2003 - $78,322; 2002 - $86,745) for directors and officers fees.

d) $103,315 (2003 - $88,528; 2002 - $72,418) for consulting services and $17,500 (2003 and 2002 - $Nil) for mortgage commitment and brokerage fees to a company controlled by the family of an officer.

e) $53,225 (2003 and 2002 - $Nil) for consulting services to a company controlled by a director.

f) $216,232 (2003 - $154,046; 2002 - $234,321) for professional services to a law firm in which a partner is an officer.

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company. During the year ended December 31, 2004 $Nil (2003 - $Nil; 2002 - $130,000) was paid pursuant to the terms of the agreement.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

10. RELATED PARTY TRANSACTIONS (Continued)

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

11. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to collateralize the Company's obligations.

b) On March 26, 2002 the Company commenced an action against, amongst other parties, Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc. and Fanuc Robotics North America Inc. in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Company for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509 (see Note 6), plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

11. CONTINGENCIES (Continued)

Pursuant to a December, 2000 Recourse Agreement between General Electric Capital Canada Inc. and Fanuc Robotics Canada Ltd., the Company was advised that on June 30, 2004 General Electric Capital Canada Inc., was paid $400,000 plus GST and provided an assignment of its cause of action in the counterclaim.

While the trial of these matters is scheduled to commence in November 2005, the outcome is not presently determinable.

c) A bankrupt subsidiary of the Company, the Company's president and a company controlled by the family of an officer were involved in litigation which resulted in an award of costs and special costs against the above-noted parties. This litigation was settled with among other matters, a payment by the Company in 2004. Unaccrued amounts paid in connection with the 2004 settlement were recorded as 2004 expenses.

d) Gains on certain licence rights cancellations are being disputed by former potential joint venture partners. Management is of the opinion that the settlement of these disputes will not have a significant impact on the Company's financial position.

e) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Had they been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"), the following differences in the measurement of results of operations and shareholders' equity would have resulted:

i) Under Canadian GAAP, project development costs are capitalized until such time as the pre-fabrication building product and flexible design program are commercially available. In 2003, deferred project development costs previously capitalized were written-down. US GAAP requires that research and development costs be charged to the Statement of Operations in the period incurred. Accordingly, for US GAAP, all project development costs incurred to date would be charged to the Statement of Operations.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii) Under US GAAP, the Company accounts for options granted according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation". Under APB 25, as the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and would have been determined as if the Company had accounted for its employee stock options under the fair value method of the standard.

The Company did not grant any stock options to employees in 2004, 2003 and 2002, consequently, pro-forma loss in each of the years then ended and pro-forma loss per share for 2004, 2003 and 2002 do not differ from loss for the year and loss per share as reported.

SFAS No. 123 requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the years ended December 31, 2004, 2003 and 2002, no compensation expense was incurred under SFAS No. 123 that was not recognized under Canadian GAAP. However, stock options granted prior to 2002 would have created a US GAAP compensation expense of $2,801,329 under SFAS No. 123 for the cumulative period from inception (September 12, 1990) to December 31, 2001.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iii) On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of various instruments, among them, mandatory redeemable instruments. In 2003, the Company adopted SFAS 150 and accordingly continues to classify the Class B Preferred Shares of Canadian Hi-Tech as a liability. In 2002, as a result of the amendment in escrow shares, the Class B Preferred Shares were reclassified as a liability under both Canadian and US GAAP, as described in Note 8. Under US GAAP, the liability was measured initially at its present value on the date of reclassification, using the rate implicit at inception of the subscription agreement. Adjustments to the present value of the liability on each balance sheet date will be accreted to interest expense using the effective interest rate method over the life of the Class B preferred stock to the earliest redemption date of August 21, 2007. Accordingly, interest expense of $79,992 (2003 - $43,289; 2002 - $23,427) was recorded in the Statement of Operations under US GAAP for the year ended December 31, 2004. The difference between interest expense recorded under Canadian and US GAAP is due to the fact that the straight-line method was used under Canadian GAAP and the effective interest rate method is required under US GAAP.

iv) The Company is currently in the development stage and presents its financial statements in accordance with Statement of Financial Accounting Standard ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises".

v) As discussed in the summary of significant accounting policies, the Company intends to account for its interests in joint ventures using the proportionate consolidation method for Canadian GAAP reporting. Under US GAAP, interests in joint ventures are accounted for using the equity method.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

To conform to US GAAP, these financial statements would be changed as follows:

Consolidated Statement of Operations and Deficit

				From
				SEPTEMBER 12
				1990
				(INCEPTION) TO
				DECEMBER 31
	2004	2003	2002	2004
				(Cumulative)
Loss for the year as shown on the financial statements	$(11,484,114)	$(10,530,573)	$(2,285,156)	$(48,013,849)
Write-down of deferred project development costs (i)	-	4,638,737	-	-
Increase in loss resulting from charging project development costs to expense	-	-	(34,410)	-
Stock option compensation (ii)	-	-	-	(2,801,329)
Accretion to interest expense for the adjustments on the present value of preferred shares	114,106	150,809	170,781	435,696
Loss according to generally accepted accounting principles in the US	(11,370,008)	(5,741,027)	(2,148,785)	(50,379,482)
Accumulated deficit, beginning of year, according to generally accepted accounting principles in the US	(40,569,866)	(34,703,906)	(32,150,959)	-
	(51,939,874)	(40,444,933)	(34,299,744)	(50,379,482)
Preferred share dividends	-	(124,933)	(404,162)	(1,560,392)

Accumulated deficit, end of year, according to generally accepted accounting principles in the US	$(51,939,874)	$(40,569,866)	$(34,703,906)	$(51,939,874)

Loss per share, basic and diluted - US GAAP	$(0.11)	$(0.06)	$(0.03)

Weighted average common shares outstanding - US GAAP	104,722,372	103,470,774	75,579,670

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Balance Sheet

	2004	2003

Redeemable preferred shares, per Canadian GAAP	$582,404	$388,306
Change as a result of (iii) above Reclassification of redeemable shares from equity to liability	27,631	27,631
Difference in method of accretion of interest expense	(435,696)	(321,590)

Redeemable preferred shares, per US GAAP	$174,339	$94,347

Consolidated Statement of Shareholders' Equity

	2004	2003

Balance, per Canadian GAAP	$ 6,409,432	$16,055,383
Change as a result of (iii) above Reclassification of redeemable shares from equity to liability	(27,631)	(27,631)
Difference in method of accretion of interest expense	435,696	321,590

Balance, per US GAAP	$ 6,817,497	$ 16,349,342

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(Stated in Canadian Dollars)

12. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

New Accounting Pronouncements:

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

The implementation of this standard did not have a material effect on the Company's financial statements.

In December 2004, the Financial Accounting Standards Board ("FASB") issued ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for the first annual reporting period beginning after December 15, 2005 (as amended in April 2005).

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The implementation of the not yet adopted standard is not expected to have a material effect on the Company's financial statements.

