Form 20-F
period 2005-12-31
INTERNATIONAL HI TECH INDUSTRIES INC
filed 2006-07-20
CIK 921887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________________

Commission file number 0-24364

INTERNATIONAL HI-TECH INDUSTRIES INC.
(Exact name of Registrant as specified in its charter)
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

122,175,065 Common Shares without par value as of December 31, 2005

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [ X ]


If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ] Accelerated Filer [ ] Non-accelerated Filer [ X ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ X ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12-b of the Exchange Act):

Yes [ ] No [ X ]



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

The factors listed below in the section captioned "Key Information - Risk Factors," as well as any cautionary language in this Annual Report, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this Annual Report could have a material adverse effect on our business, results of operations and financial position. The risk factors should not be considered to be complete; we undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events after the date hereof, or to reflect the occurrence of unanticipated events.

__________________________________

Unless otherwise indicated, all references to "IHI", "we", "us", "our" and the "Corporation" refer to International Hi-Tech Industries Inc. and its subsidiaries, unless the context otherwise requires.


PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The financial data found on pages 2 and 3 for the years ended December 31, 2005 to 2001 and elsewhere in this Annual Report are taken from our financial statements. The statements for the years ended December 31, 2005 and 2004 have been prepared according to Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and have been audited by BDO Dunwoody LLP, independent chartered accountants. The statements for the years ended December 31, 2002 to 2001 have been prepared according to Canadian GAAP and have been audited by Morgan & Company, independent chartered accountants.

You should read the following selected financial data together with our Consolidated Financial Statements and refer to the section captioned "Operating and Financial Review and Prospects".

Note 13 to our consolidated financial statements provides a description of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP") as they relate to us and a reconciliation of US GAAP to our consolidated financial statements.

We restated our financial statements for the Corporation of December 31, 2004 to reflect the reversal of the deposit related to the receivable which was written off in 2004. See Note 14 to our consolidated financial statements for further details.

All financial data presented below is in Canadian dollars.


Income Statement Data

	Year Ended December 31
	2005	2004 (Restated)	2003	2002	2001
CANADIAN GAAP
REVENUE
Interest and other income	$ 409,684	$ 302,604	$ 973,177	$ 347,516	$ 425,633
EXPENSES
General administration	6,636,182	5,159,669	3,392,414	2,566,383	2,654,812
Interest	1,037,915	778,409	660,572	893,124	688,506
Foreign Exchange	3,917	(31,044)	1,376,973	(25,517)	(59,806)
Depreciation and amortization	818,818	1,252,022	1,589,514	1,592,210	878,382
	8,496,832	7,158,756	7,019,473	5,026,200	4,161,894
INCOME (LOSS) BEFORE THE FOLLOWING:	(8,087,148)	(6,856,152)	(6,046,296)	(4,678,684)	(3,736,261)
Deferred project development cost write-down	--	--	(4,638,737)	--	--
Gain on cancellation of license rights	--	3,614,500	154,460	3,293,839	--
Foreign Exchange Gain on Cancellation of License Rights	--	1,035,200	--	--	--
Gain on issue of treasury shares by subsidiary company	--	--	--	--	825,717
Write down of note receivable and accrued interest	--	(382,936)	--	--	--
Write down of property, plant and equipment	--	(6,833,188)	--	--	--
Non-controlling interest in (income) loss of subsidiary	18,748	(1,458,078)	--	(900,311)	171,782
NET INCOME (LOSS) FOR THE PERIOD	$(8,068,400)	$ (10,880,654)	$ (10,530,573)	$ (2,285,156)	$ (2,738,762)
NET INCOME (LOSS) PER SHARE	$(0.07)	$(0.10)	$(0.10)	$(0.04)	$(0.04)

	Year Ended December 31
	2005	2004 (Restated)	2003 (Restated)	2002 (Restated)	2001
US GAAP
REVENUE	$ --	$ --	$ --	$ --	$ --
EXPENSES
General administration	9,486,182	5,159,369	3,392,414	2,566,383	2,654,812
Foreign Exchange	3,917	(31,044)	1,376,973	(25,517)	(59,806)
Depreciation and amortization	818,818	1,252,022	1,589,514	1,592,210	878,382
Project Development Costs	--	--	--	34,410	82,787
Write down of note receivable and accrued interest	--	382,936	--	--	--
Write down of property, plant and equipment	--	6,833,188	--	--	--
	10,308,917	13,596,471	6,358,901	4,167,486	3,556,175
OPERATING INCOME (LOSS) FOR THE PERIOD	(10,308,917)	(13,596,471)	(6,358,901)	(4,167,486)	(3,556,175)
OTHER INCOME AND EXPENSES
Interest	(837,483)	(799,064)	(644,872)	(848,173)	(688,506)
Interest and other income	409,684	302,604	973,177	347,516	425,633
Gain on cancellation of license rights	--	3,614,500	154,460	3,293,839	--
Foreign Exchange Gain on Cancellation of License Rights	--	1,035,200	--	--	--
Gain on issue of treasury shares by subsidiary company	--	--	--	--	825,717
Non-controlling interest in (income) loss of subsidiary	18,748	(1,458,078)	--	(900,311)	171,782
NET (INCOME) LOSS FOR THE PERIOD	$(10,717,968)	$ (10,901,309)	$ (5,876,136)	$ (2,274,615)	$ (2,821,549)
NET INCOME (LOSS) PER SHARE	$(0.09)	$(0.10)	$(0.06)	$(0.03)	$(0.07)

Balance Sheet Data

	Year Ended December 31
	2005	2004 (Restated)	2003	2002	2001
CANADIAN GAAP
Working Capital (Deficiency)	$(2,840,298)	$ (161,576)	$ 455,530	$ 6,756,069	$ 98,824
Project Development Costs	--	--	--	4,638,737	4,604,327
Total assets	20,832,532	21,951,095	32,094,928	44,363,885	34,422,634
Accounts Payable and Short Term Debt	4,901,504	2,433,242	2,829,338	4,339,512	4,199,469
Long Term Liabilities	12,060,088	11,936,913	13,210,207	11,896,036	13,110,328
Net Assets	3,870,940	7,580,940	16,055,383	28,128,337	17,112,837

US GAAP			(Restated)	(Restated)
Working Capital (Deficiency)	$(2,840,298)	$ (161,576)	$ 455,530	$ 8,630,884	$ 98,824
Total Assets	20,832,532	21,951,095	32,094,928	39,725,148	29,818,307
Accounts Payable and Short Term Debt	4,901,504	2,433,242	2,829,338	4,339,512	4,199,469
Long Term Liabilities	11,956,464	12,033,721	13,286,360	11,987,889	13,110,328
Net Assets	3,974,564	7,484,132	15,979,230	23,397,747	12,508,510
SHARE DATA
Number of Common Shares	122,175,065	107,175,065	104,272,429	102,531,371	65,009,121
Number of Series 2 Preferred Shares	--	--	--	--	3,925,000
Number of Series 3 Preferred Shares	--	--	--	2,261,114	2,261,114
Dividends Declared per Series 2 Preferred Share	--	--	--	-- --	0.16
Dividends Declared per Series 3 Preferred Share	--	--	0.06	0.18	0.27

Notes:

(1) Under US GAAP, project development costs would have been charged to expense as incurred, not capitalized on the balance sheet.


EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the average, high, low and end of period noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are set forth as U.S. dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On July 11, 2006, the inverse of the noon buying rate was Cdn$1.00 equalled US$0.8819.

Period	Average(1)	High	Low	Period End
Year Ended
December 31, 2005	0.8282	0.8690	0.7872	0.8579
December 31, 2004	0.7719	0.8493	0.7957	0.8310
December 31, 2003	0.7209	0.7880	0.6349	0.7738
December 31, 2002	0.6370	0.6619	0.6200	0.6329
December 31, 2001	0.6459	0.6697	0.6241	0.6279
Month Ended
June 30, 2006	0.8979	0.9098	0.8896	0.8969
May 31, 2006	0.9009	0.9100	0.8903	0.9069
April 30, 2006	0.8721	0.8926	0.8534	0.8926
March 31, 2006	0.8642	0.8834	0.8531	0.8569
February 28, 2006	0.8704	0.8788	0.8638	0.8788
January 31, 2006	0.8642	0.8744	0.8528	0.8744

(1) The average of the exchange rates on the last day of each month during the applicable period.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

The following is an overview of some of the risks related to our business. If any of these risks actually occur, our business objectives may not be met or could be seriously adversely impacted. You should carefully consider the risks described below when reviewing the information contained in this Annual Report. There may also be other unexpected events or events that we currently consider immaterial that could similarly impact our future operations.

Interim Agreements.

There is no assurance that the interim agreements or memoranda of understanding ("MOUs" and sometimes referred to as "joint venture option agreements") relating to our proposed joint ventures will ever result in projects being completed or amounts due under MOUs being paid which could adversely impact our business, results of operations and financial condition.

We May Not Be Able To Start Full Capacity Commercial Production.

We have spent most of our efforts over the past 11 years to date in activities intended to establish our business, including:


    marketing our new building system (the "Technology") which is described under the caption, "Information on the Company - Business Overview";

    making patent applications for the Technology; and

    looking for potential joint venture partners.

We have earned no material revenues from product sales and our full capacity operations have not begun. As this is a new business, we may experience typical problems, experiences, difficulties, complications and delays. We must develop and implement systems, standards and procedures for every aspect of our operations. We may not be able to complete all of these items as soon as we would like which could adversely impact our business. We will continue to incur expenses before we start full capacity operations, and these expenses may be partially covered by some additional operating revenues. In January, 2001, we received our first limited production order for our advanced panel system. Since April 2002, we received further orders for prototype houses and projects incorporating the Technology.

We are progressing in our plan to implement several measures to minimize the impact of the flexible welding and cutting system supplied by FANUC Robotics Canada Ltd. and General Electric Capital Canada Inc. ("Fanuc-GE") for our permanent manufacturing facility in Delta, British Columbia (the "Facility"). We claim that the equipment supplied by Fanuc-GE is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. We expect to complete Phase III, the final phase, by the end of 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE. See "Key Information - Risk Factors - We May Be A Party To Certain Legal Proceedings From Time To Time" for a description of the lawsuit that we have commenced against Fanuc-GE.

We May Be Exposed To Product Liability Claims.

Upon the development and commercialisation of the Technology, we may become subject to product liability lawsuits which could result in significant expenses to us, adversely affecting our business and financial condition.

We May Not Receive Material Income From Certain Orders.

Since April 2002, we received further orders for prototype houses and projects incorporating the Technology. We have not and do not expect to earn any material income from these orders but have and expect to incur expenses related to these orders. We have also undertaken a number of prototype manufacturing projects and tests at our expense to demonstrate the attractiveness of the Technology.

We Have Had Losses In Each Of Our Years Of Operation.

We have had net losses in each of our years of operation. For the year ended December 31, 2005, we had a net loss of $8,068,400. We may never become profitable. We may not be able to generate significant revenue through product sales based on the Technology. On December 31, 2005, our accumulated deficit was $57,345,955. See "Operating and Financial Review and Prospects - Operating Results".


Situations May Arise Where Our Interests Could Conflict With Those Of Management.

Some of our directors and officers have business interests in companies that have entered into agreements with us. Mr. Rached is our President. Members of Mr. Rached's family control RAR Consultants Ltd. ("RAR Consultants"), the licensor of the Technology. If we broke the Canadian License Agreement or if our subsidiary, IHI International Holdings Ltd. ("IHI International"), broke the International License Agreement, the licenses would be returned to RAR Consultants. The Canadian License Agreement and the International License Agreement are described under the caption "Information on the Company - History and Development of the Corporation - General Development of the Business". Our subsidiary, Canadian Hi-Tech Manufacturing Ltd. ("Canadian Hi-Tech") has entered into a Consulting Fee Agreement dated October 25, 1992 with RAR Consultants and Garmeco International Consultants of Canada Ltd. (now renamed as "Garmeco Canada - Int'l Consulting Engineers Ltd.") ("Garmeco Canada") (a company controlled by relatives of Mr. Rached) regarding designs produced by Garmeco Canada and used by us. The Consulting Agreement is described under the caption "Information on the Company - History and Development of the Corporation - General Development of the Business - Consulting Fee Agreement". Mr. Rached is the President and a Director of IHI Construction Ltd., our wholly owned subsidiary, contractually responsible for the construction of our Facility. Our company and our subsidiaries have made lease payments for our head office to RAR Investments Ltd. ("RAR Investments"), a company controlled by Mr. Rached. Lease payments are now made to 434088 B.C. Ltd., a company controlled by Mr. Rached's family. We have agreed to pay an aggregate management fee of $6,000 a month to RAR Investments and RAR Consultants.

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


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

We May Not Be Able To Succeed In A Competitive Marketplace.

Our products will compete in areas where there is strong competition. Other companies, some of which will have substantially greater resources than us, are currently developing and selling products that are competitive with our products. If we are unable to compete effectively in our markets, our business, results of operations and financial condition will be materially adversely affected. See "Information on the Company - Business Overview - Narrative Description of the Business - Competition".

Our Officers And Directors May Be In A Position To Influence The Election Of Our Board Of Directors.

Mr. Rached through Mira Mar Overseas Ltd. owns 10,842,478 Common Shares or 8.4% of our outstanding Common Shares and holds options to purchase 5,200,000 Common Shares at $0.20 per share expiring October 6, 2008. Therefore, Mr. Rached may be in a position to influence the election of our Board of Directors. Also, we do not currently have an Independent Compensation Committee. There is no independent oversight or supervision over management compensation. These functions are performed by the Board of Directors.

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


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

We May Not Be Able To Protect Our Intellectual Property In All Markets.

Our ability to compete effectively will depend, in part, on the ability of RAR Consultants, the licensor of the Technology, to maintain patents for the Technology. Some of the licensor's patent applications have received favourable examination reports, and in some cases, patents have been issued (including three United States patents). Patents may not be issued in every country. See "Operating and Financial Review and Prospects - Technology and Licenses". The licensor may not be able to protect or maintain its


patents. The patents may not be enforceable or provide meaningful protection from our competitors. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Even if a competitor's products were to infringe patents held under license by us, enforcing patent rights in an infringement action would be costly.

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

The Success Of Our Business Relies Heavily On Services To Be Provided By RAR Consultants.

The commercialization of the Technology will depend, in part, upon services to be provided by RAR Consultants. These services are not subject to the Canadian or International License Agreement. On March 5, 1997, Garmeco Canada and RAR Consultants confirmed that the services they have committed to provide include providing the analytical design software owned by RAR Consultants. RAR Consultants may not continue or renew the Consulting Fee Agreement on the current terms, which could materially adversely impact our business.

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

Our Auditors Have Expressed Substantial Doubt About Our Ability To Continue As A Going Concern.

Our audited financial statements for the period from inception to December 31, 2005 have been prepared assuming that we will continue as a going concern. We have incurred net losses since inception and, as a result, our auditors have expressed substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We May Be A Party To Certain Legal Proceedings From Time To Time.

We may be a party to legal proceedings from time to time, the cost of which could adversely impact our financial condition.

Fanuc-GE

On March 26, 2002, the Corporation commenced an action against FANUC Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. The Defendant FANUC Robotics Canada Ltd. has notified the


Corporation that it takes the position FANUC Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System and that following the demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. Pursuant to the December, 2000 Recourse Agreement between the Defendant, General Electric Capital Canada Inc., and the Defendant, FANUC Robotics Canada Ltd., the Corporation has been advised that on June 30, 2004 the Defendant, General Electric Capital Canada Inc., was paid $400,000 plus GST and provided an assignment of its cause of action in respect thereof. The Corporation's proceedings against Merrill Lynch have been dismissed on consent of all parties. This case is still at trial.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Corporation

Incorporation

International Hi-Tech Industries Inc. was incorporated under the name "Wild Horse Industries Inc." on February 16, 1987 in the Province of British Columbia. On December 22, 1992, we changed our name to International Hi-Tech Industries Inc. and consolidated the share capital on the basis of seven old Common Shares for one new Common Share. Effective January 27, 1994, we subdivided our capital structure on the basis of one old Common Share for two new Common Shares. We operate as a corporation under the CBCA.

Our principal business is the development and commercialization of the Technology in Canada and internationally.

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

We have paid for substantially all costs associated with the development of the Technology and assumed Canadian Hi-Tech's obligations. The Canadian rights to the Technology were assigned to International Hi-Tech Industries Inc. from Canadian Hi-Tech, our 65% owned subsidiary on June 17, 1996. In return, among other things, International Hi-Tech Industries Inc. will receive all future license fees and benefits in Canada.


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

The Canadian License Agreement requires us:

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


    to have IHI International pay us $150,000 for all expenses that have already been incurred by us in marketing the Technology in Europe.


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

Principal Capital Expenditures and Divestitures

During the fiscal year ended December 31, 2005, our principal capital expenditures were $444,133 (2004 - $437,616; 2003 - $1,811,580) for the acquisition of property, plant and equipment, primarily with respect to our Facility.

The other principal capital expenditures for fiscal 2005 were $169,432 (2004 - $135,672; 2003 - $214,534) for intangible assets consisting primarily of patent application costs.

Capital expenditures have been funded by the Corporation from cash on hand, which has been primarily derived from the proceeds of private placements of Common Shares and from cash deposits received related to joint venture option agreements.

There have not been any material capital divestitures by the Corporation.


Business Overview

General

The development and commercialization of the Technology is our principal business focus. Commercialization of the building process based on the Technology will require market acceptance of its unconventional nature. We have manufactured and assembled demonstration show homes in Luxembourg and in Vancouver and our Facility. These projects have allowed potential customers to evaluate the Technology. We have yet to deliver housing products for commercial purposes and generate revenue from the commercial sale of our housing products. In January, 2001, we received our first limited production order for our advanced panel system. Since April 2002, we received further orders for prototype houses and projects incorporating the Technology. We do not expect to earn any material income from these orders. We have also undertaken a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology. We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by Fanuc-GE for our Facility. We claim that the equipment supplied by Fanuc-GE is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE. See "Key Information - Risk Factors - We May Be A Party To Certain Legal Proceedings From Time To Time" for a description of the lawsuit that we have commenced against Fanuc-GE.

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


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


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

We are planning to file for additional new sets of worldwide patents in 2006/2007.

We also have patents for the Technology in: American Samoa, Angola, Argentina, Armenia, Australia, Austria, Azerbaijan, Bahamas, Bahrain, Bangladesh, Belarus, Belgium, Benin, Bolivia, Brazil, Bulgaria, Burkina Faso, Burundi, Cameroon, Central African Republic, Chad, China, Columbia, Congo, Croatia, Cuba, Czech Republic, Denmark, the Dominican Republic, Ecuador, Egypt, El Salvador, Ethiopia, Europe, France, Gabon, Georgia, Germany, Ghaza Strip, Greece, Guam, Guinea, Haiti, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Iran, Iraq, Ireland, Israel, Italy, Ivory Coast, Japan, Jordan, Kazakhstan, Kyrgyztan, Latvia, Lebanon, Liberia, Libya, Lithuania, Luxembourg, Macedonia, Madagascar, Malawi, Malaysia, Mali, Malta, Mauritania, Mexico, Moldavia, Monaco, Mongolia, Morocco, Namibia, The Netherlands, New Zealand, Nicaragua, Niger, Nigeria, North Korea, Norway, Pakistan, Panama, Paraguay, Peru, the Philippines, Poland, Portugal, Puerto Rico, the Republic of Georgia, Romania, the Russian Federation, Rwanda, Senegal, Singapore, Slovak Republic, Slovenia, South Africa (including Bophuthatswana, Transkei, Venda), South Korea, Spain, Sri Lanka, Sudan, Sweden, Switzerland/Liechtenstein, Syria, Taiwan, Tajikistan, Tangier, Thailand, Trinidad-Tobago, Togo, Tunisia, Turkey, Turkmenistan, Ukraine, the United Arab Emirates, the United Kingdom, the U.S. Virgin Islands, Uruguay, Uzbekistan, Venezuela, Vietnam, West Bank, Yugoslavia and Zaire.

Even though patent protection for the Technology has now been issued or is pending in over 180 countries or regions throughout the world the patents may not be enforceable or protect us from competitors. Even if a competitor's products were to infringe patents for the Technology, enforcing the patent rights in an infringement action would be expensive.


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

    the assembly of full-sized "show homes" in Luxembourg and in Vancouver, British Columbia using the same type of panels; and

    the completion of the structure for the Facility using the same type of panels;

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

Markets

As an alternative to conventional construction methods, the potential uses for the Technology cover a wide spectrum of applications, including residential (single and multiple family high-rise and low-rise), commercial and industrial construction. We intend to initially target the markets for single and multi-


family residential units. Our initial focus will be to build factories in other parts of the world for our joint ventures (see "IHI International" below).

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

    the successful panel test results, conducted by an independent testing agency (the panels tested were used to build our Facility and are the same type of panel that we will use for manufacturing and commercialization);

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

In September of 1994, the assembly process for a 2,200 square foot house was demonstrated to investors and potential strategic partners. These events were in preparation for the show home demonstration event that was held in Luxembourg in October, 1994. During 1994, Canadian Hi-Tech increased the size of its pilot manufacturing facility from 6,000 square feet to 15,600 square feet at a cost of approximately $300,000, and acquired equipment at a cost of approximately $300,000. It then manufactured 150 full-size panels each ranging in size from approximately 20 square feet to 200 square feet. This development of a larger pilot manufacturing capability has allowed Canadian Hi-Tech to manufacture the panels for both the Luxembourg show home and for the Vancouver show home.


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

We are progressing in our plan to implement several measures to minimize the impact of the welding equipment supplied by Fanuc-GE for our Facility. We claim that the equipment supplied by Fanuc-GE is deficient. Phase I of our plan was successfully completed in July of 2002 with the installation of semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for a semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE. See "Key Information - Risk Factors - We May Be A Party To Certain Legal Proceedings From Time To Time". The Facility is expected to be able to produce 5,000 square feet of finished housing per shift, using one production line. During the first year of full operation, the Facility is expected to produce a mixture of building types, such as single and multi-family housing (both hi-rise and low-rise), commercial and industrial buildings. We are not ready for production at full capacity rates.

As at December 31, 2005, the Facility, including land, buildings, plant and equipment, had a depreciated net book value of approximately $16.9 million. The historical cost of the Facility is approximately $27.9 million.

We own the property (approximately 15 acres) on which the Facility is located, free of any liens, charges or encumbrances. The address of the Facility is 7393 Hopcott Road, Delta, British Columbia.

For a description of our Facility see "Information on the Company - Property, Plant and Equipment".

Commercial Panel Production at our Permanent Manufacturing Facility

To successfully market our products, we will need to develop our manufacturing capability both domestically and abroad. We are currently manufacturing panels on a semi-automated basis at our Facility in the Tilbury Industrial area at 7393 Hopcott Road, Delta, British Columbia.

Our business plan for the last three years has focused on (i) implementing several measures to minimize the impact of the welding equipment supplied by Fanuc-GE for our Facility; and (ii) to complete a number of prototype manufacturing projects and tests to demonstrate the attractiveness of the Technology.

We have developed a three-phase plan to deal with equipment supplied by Fanuc-GE. Phase I of our plan was successfully completed in July of 2002 with the installation of a semi-manual welding unit. We have just purchased equipment to complete Phase II which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase III, the final phase, by the end of 2006. These Phases are intended to solve most of the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE.

Our prototype manufacturing projects over the last three years have included the following:

    we have developed a mobile home and mobile classroom;


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

Nu-Westech used the structural test data and analytical calculations to determine the suitability of the panels for use in our Facility and to get the final building permit for the Facility. The test panels withstood test loads that exceeded those required by the British Columbia building code. In four cases, the test panel withstood the maximum load test with only minor cracking in the concrete surface of the test panel. In one case, the test panel failed when a load factor that was six times greater than that required by the British Columbia building code was applied to the test panel. All requirements under the British Columbia building code were satisfied and failure of the panels occurred only at testing levels above the required testing levels. Our Facility's final building permit was issued on February 4, 1997.

Intertek will also help us in meeting the standards of the Manufactured Home Act (British Columbia). The construction, purchase, sale, movement and use of manufactured housing in British Columbia is covered by the Manufactured Home Act. Regulations under the Manufactured Home Act set up comprehensive construction standards for manufactured homes and cover all aspects of manufactured home construction. Manufactured housing must meet the construction standards of the Canadian Standards Association. A representative of the Canadian Standards Association will carry out compliance inspections during the manufacturing process at our Facility. Our manufactured homes will also be subject to local zoning and housing regulations.


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

Proposed Joint Ventures to be Established in The United Kingdom

IHI International entered into a MOU dated January 15, 2003, as amended on May 9 and November 8, 2003, with Garmeco, a company controlled by members of Mr. Rached's family, to promote, develop and market the Technology and to establish and operate a factory in the United Kingdom.


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

    Garmeco must make a US$1,000,000 payment to IHI International on account of a license fee for license, which has now been paid. This license fee is in addition to the US$11,000,000 contribution to the joint venture. Garmeco has paid IHI International US$1,000,000 on account of the license fee for the factory;

    the Corporation obtaining all necessary regulatory approvals; and

    the creation, approval by respective companies and execution of formal documentation establishing the joint venture.

The joint venture will establish its own distribution network.

Other MOUs

The following table summarizes other MOUs.


Territory	Date of MOU	Number of Factories Contemplated	Joint Venture Partner	Total Amount of License Fee	Amount of License Fee Paid	Amount of License Fee Remaining to be Paid	Due Date of Remaining Amount of License Fee	Further Contribution to be Made by Joint Venture Partner on and after Formal Establishment of Joint Venture
Philippines	March 15, 1995	2	Pohangco, Inc.	US$1,000,000	US$500,000	US$500,000	Upon completion of our Facility	US$9,000,000
Luxembourg and Surrounding Region(1)	November 27, 1995 Amended on October 5, 1997 and April 13, 2001	1	Veda Consult S.A.	US$2,450,000	US$400,000	US$2,050,000	Upon establishment of the Joint Venture(2)	US$9,000,000
Costa Rica	August 27, 1997	1	Edificaciones del Futuro S.A.	Cdn1,000,000	Cdn$100,000	Cdn$900,000	Upon establishment of the Joint Venture	US$900,000,000
Ontario	July 10, 1998	1	Hi-Tech Canada Development Inc.	Cdn$1,500,000	Cdn$1,500,000	--	--	US$10,000,000
Prairie Region, Canada	February 28, 1999 Amended on November 28, 2003	1	Hi-Tech Canada Development Inc.	Cdn$1,500,000	Cdn$150,000	Cdn$1,350,000	December 31, 2005(3)	US$13,000,000
State of Alaska(4)(5)(8)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$50,000	US$950,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
State of Washington(4)(5)(8)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
State of Oregon(4)(5)(8)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Western and Southern Regions of California(4)(5)(6)(8)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Mexico(4)(5)(8)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Chile, Colombia, Ecuador, El Salvador, Guatemala and Peru(4)(5)(8)	September 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$150,000	US$850,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
States of New York, New Jersey and Pennsylvania(4)(5)(8)	November 3, 2001 Amended on May 17, 2002, August 31, 2002 and November 8, 2003	2	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Washington, DC and the States of Virginia, Maryland and Delaware(4)(5)(8)	November 3, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Beijing Region(4)(5)(7)(8)	November 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Shanghai Region(4)(5)(7)(8)	November 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Tokyo and Northern Japan(4)(5)(8)	December 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Osaka and Southern Japan(4)(5)(8)	December 9, 2001 Amended on May 17, 2002 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2007 and the establishment of the Joint Venture	US$11,000,000
Arizona, New Mexico and Nevada(4)(9)	August 2, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
New England and the States of Maine, Vermont, New Hampshire, Massachusetts, Rhode Island and Connecticut(4)(9)	August 2, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
South East U.S. Region(4)(9)(10)	August 31, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
South Central U.S. Region(4)(9)(11)	August 31, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2008 and the establishment of the Joint Venture	US$11,000,000
States of Michigan and Illinois(4)(9)	October 26, 2002 Amended on May 9, 2003 and November 8, 2003	1	Earthquake Resistance Structures Inc.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000
The Greater Hashemite Kingdom of Jordan(4)(9)(12)(14)	January 13, 2003 Amended on May 9, 2003 and November 8, 2003	1	Garmeco International Consulting Engineers S.A.L.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000
The Republic of France(4)(9)(13)(14)	January 14, 2003 Amended on May 9, 2003 and November 8, 2003	1	Garmeco International Consulting Engineers S.A.L.	US$1,000,000	US$100,000	US$900,000	On the earlier of December 31, 2009 and the establishment of the Joint Venture	US$11,000,000

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

(3) On November 28, 2003 the terms of the MOU were amended to allow the payment of the balance of the license fee to be paid on or before December 31, 2005 and to increase the amount of the contribution to be made by Hi-Tech Canada Development Inc. to US$13,000,000. During the year ended December 31, 2005, the Corporation received $500,000, which represents the initial license fee payment made to induce the Corporation to negotiate the formal business arrangements of the interim agreement. The interim agreement contemplates that the Corporation will enter into a business venture with Hi-Tech Canada Development Inc., a company with a director in common, that would involve the use of certain technology licensed to the Corporation. As at December 31, 2005, the interim agreement had not been finalized and there are no specific terms of repayment.

(4) On November 8, 2003 the terms of the MOUs were amended to delay all financial contribution deadlines by one year.

(5) On November 8, 2003 the Territory was expanded to include South East Asia (other than the Philippines) and the balance of South America.

(6) Earthquake Resistance Structures Inc., which is controlled by a member of Mr. Rached's family, will have a first right of refusal for Northeast regions, i.e. balance of California (Sacremento area).

(7) Earthquake Resistance Structures Inc will have a first right of refusal for other licenses covering the rest of the People's Republic of China.

(8) These MOUs provide that in the event of non-performance by us of our obligations under the MOUs our joint venture partner has the right to cancel the MOU and we will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. We have delivered a general security agreement to our joint venture partner to secure our obligations.

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

(10) The Territory covers the States of Florida, Georgia, Alabama, Mississippi, North Carolina and South Carolina.

(11) The Territory covers the States of Texas, Oklahoma, Arkansas and Louisianna.

(12) The Territory includes the exclusive distribution rights for Lebanon, Syria, Iraq, Palestinian Territories and Israel.

(13) The Territory excludes Alsace, Lorraine and Champagne-Ardenne.

(14) Garmeco International Consulting Engineers S.A.L. is controlled by members of Mr. Rached's family.


Recent Projects

Surrey High-Rise Development

On August 25, 2005, we announced that we are progressing with construction of our Optima Tower Project, a high-rise development located in Surrey Central City, British Columbia. The project is attracting interest from local and international developers and from contractors, shareholders and buyers. The Optima Tower will be home to a 4,300 square foot child care facility operated by the YMCA of Greater Vancouver. Following receipt of the building permit for the project, we estimate that the first Optima tower should be erected in approximately six weeks after the onsite construction reaches the ground level. A full scale two bedroom suite, incorporating our pre-manufactured foundations, will be assembled at the Optima Presentation Centre after obtaining the building permits for the project.

Show Home

On August 25, 2005, we announced that we have entered into negotiations with respect to an MOU to establish a 5,000 square foot high-end "show home" in the Middle East Gulf region. We expect the home to be finished, erected on site, and ready for viewing before the end of September 2006.

Prototype Projects for the Oil and Mining Industries

On August 25, 2005, we announced that we are continuing to develop additional innovative prototypes for the lucrative oil and mining industries in Canada. These prototypes range from temporary housing accommodations to insulated and air tight storage units, mobile schools, mobile insulated environmental mats, septic tanks, commercial buildings, industrial shops and job site offices. A fully integrated prototype building, measuring 40x80x25 feet, is designed to be fully erected within eight to sixteen hours, depending on the crew experience. The only site preparation for the building is a levelled compacted ground. The ground slab panels that are part of the three dimensional structure act as a floating foundation and are designed to accommodate a 100,000 pound caterpillar loader. Recently, a prototype structure was erected successfully in Northern Alberta and has been attracting interest from several potential clients.

New Industrial Building Underway

On December 6, 2005, we announced that an additional Mobile Industrial Building has been manufactured and will be erected at our Facility site once necessary permits are secured. The new structure will be separated from the main production building and is intended to house an automated welding production line. The line will be designed to allow us to achieve production at full capacity rates.

Prairie Manufacturing Facility

On December 6, 2006, we announced that our potential joint venture partner for the Canadian Prairie region has secured an approximate 15 acre heavy industrial zoned site for a manufacturing facility, incorporating the Technology. The acquisition has been completed.

Potential Applications of Hi-Tech Building System

On December 6, 2005, we announced that as an alternative to conventional construction methods, the potential uses for our Technology covers a wide spectrum of applications, including residential (single and multiple family high-rise and low-rise), commercial and industrial construction. We are currently


studying, and in a number of cases have been retained to prepare shop drawings for, several projects, including ski and golf resort villas, warehouses in Canada and the United States, a high-rise tower in Vancouver, a residential complex in the Okanagan and an office building in Northern Alberta. We are eager to move beyond the prototype manufacturing projects that have been its focus to date and to move towards production at full commercial rates once automated welding capabilities are achieved.

Recent Financing

On February 27, 2006, we announced that we were offering by way of a non-brokered private placement a total of up to 7,000,000 Units at a price of $0.60 per Unit. Each Unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share at a price of $0.80 per share for a two year period. Proceeds from the financing will be used for working capital relating to our construction projects we are bidding for and awarded, for applying to obtain the necessary performance bonds for such projects, for general working capital and to pay down debts. A finder's fee was paid to certain finders in accordance with the policies of the TSX Venture Exchange ("TSX-V"). The private placement closed on May 9, 2006.

Securities Held in Escrow

Of our issued and outstanding Common Shares, 6,505,486 are escrow shares and have restrictions attached to them. Of these escrow shares, 214,286 were acquired by an associate of Mr. Rached from our former principals, and we issued 21,470,672 escrow shares to Mr. Rached for $107,145, which was paid in cash by Mr. Rached in 1992. The Escrow Shares were issued to Mr. Rached in connection with the acquisition by the Corporation of the Canadian rights to the Technology pursuant to the Canadian License Agreement which ends on March 16, 2092. On January 18, 2000 the Escrow Shares were transferred to Mira Mar Overseas Ltd. The transfer of the Escrow Shares was approved by the Exchange on November 8, 1999. Mr. Rached indirectly owns 100% of Mira Mar Overseas Ltd. On February 21, 2002, 1,084,248 Escrow Shares were released from escrow, on August 21, 2002, 1,084,248 Escrow Shares were released from escrow, on February 21, 2003, 1,084,248 Escrow Shares were released from escrow, on August 21, 2003, 1,084,248 Escrow Shares were released from escrow, on February 21, 2004, 2,168,496 Escrow Shares were released from escrow, on August 21, 2004, 2,168,496 Escrow Shares were released from escrow, on February 21, 2005, 2,168,496 Escrow Shares were released from escrow, on August 31, 2005, 2,168,496 were released from escrow and on February 21, 2006, 2,168,496 were released from escrow. The remaining Escrow Shares will be released in accordance with the following schedule:

Date of Release	Number of Escrow Shares
August 21, 2006	2,168,496
February 21, 2007	2,168,496
August 21, 2007	2,168,494

Organizational Structure

We have eight principal subsidiaries:

    Canadian Hi-Tech Manufacturing Ltd. is our 65% owned British Columbia subsidiary that conducts product development for the Technology;

    IHI International Holdings Ltd. is our 50.7% owned Bermuda subsidiary that was established to develop and commercialize the Technology internationally;


    IHI Construction Ltd. is our wholly-owned British Columbia subsidiary that supervises construction activities for our Facility;

    IHI Developments Ltd. is our wholly-owned British Columbia subsidiary that participates in the development of projects incorporating the Technology;

    IHI Sales Ltd. is our wholly-owned British Columbia subsidiary that conducts sales activities;

    IHI Planning Ltd. is our wholly-owned British Columbia subsidiary that conducts planning activities;

    IHI Manufacturing Ltd. is our wholly-owned British Columbia subsidiary that conducts manufacturing activities; and

    IHI International Construction Inc. is our 73% owned British Columbia subsidiary that carries on international general contracting, customized for all weather and site conditions, on a worldwide basis.

Canadian Hi-Tech Manufacturing and IHI Construction Ltd. are both incorporated under the laws of British Columbia. IHI International Holdings is a Bermuda company.

Property, Plant and Equipment

We have a manufacturing facility located in Delta, British Columbia at which we produce our products. Its size is approximately 77,000 square feet (including offices and storage areas). We produced all of the 1,300 panels for the Facility which is located in the Tilbury Industrial area in Delta, British Columbia. The Tilbury Industrial area is a modern industrial park with year-round ocean shipping, and four major rail lines. A rail spur tie-in is located within 30 meters of our property. A fully computerized state of the art concrete batching plant has been installed and is operational.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review should be read together with our consolidated financial statements included elsewhere herein. Our consolidated financial statements are stated in Canadian dollars and are prepared according to Canadian GAAP. Note 13 of our financial statements provides a description of the principal differences between Canadian GAAP and US GAAP.

Overview

Our principal business is developing, manufacturing and marketing our Technology. Commercialization of the building process based on the Technology will require market acceptance of its unconventional nature. We have manufactured and assembled demonstration show homes in Luxembourg and in Vancouver. Our Facility in Delta, British Columbia was built with the Technology. These projects have allowed potential customers to evaluate the Technology.

We have yet to deliver housing products for commercial purposes and generate revenue from the commercial sale of our housing products. We have undertaken a number of prototype manufacturing


projects and tests to demonstrate the attractiveness of the Technology. These have included the development of a mobile home and mobile classroom, a floating dock marina and a form of insulated concrete water tank and road panels for sale in the Arctic Region.

Our Facility has not been ready to produce building panels incorporating the Technology on a fully-automated basis because of problems that we experienced with welding equipment supplied by Fanuc-GE for our Facility. We expect to complete measures to deal with these problems by the end of 2006.

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

In 2005 and 2004, the Corporation financed its operations from the proceeds of long term debt financings. In 2003, the Corporation financed its operations mainly from deposits paid by third parties under MOUs that contemplate the possibility of establishing a joint venture or strategic alliance. The purpose of these joint ventures or strategic alliances is to produce for sale building panels incorporating the Technology. While we have been successful in obtaining deposits under the MOUs, many of the MOUs have been cancelled, including because of the failure of the other party to procure financing for all of its payment obligations or the failure to provide a viable business plan, as required by the MOUs. See "Information on the Company - Business Overview - Narrative Description of Business" for a discussion of our MOUs.

Our goal for the remaining portion of 2006 and for 2007 is to manufacture panels for a potential high rise development in Surrey, British Columbia and to complete all projects under contract. In order to secure that project and to fund our plan of operations for the remaining portion of this year and for 2007, we will require further working capital financing and the project will require construction financing. While we are hopeful that we will be able to secure the required financing, there is no assurance that we will be able do so. If this funding is not obtained, and if we are unable to secure other sources of funding, we may need to curtail our prototype manufacturing operations. In the past, we have been successful in obtaining financing, when required, particularly from Mr. Rached's family. Much of the cash that has been required to fund the Corporation's operations has been generated from private placements of our equity shares purchased by companies controlled by Mr. Rached's family or from deposits paid under MOU's entered into with companies controlled by Mr. Rached's family.

Critical Accounting Policies

The Corporation's significant accounting policies are as follows:

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


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

Operating Results

The Corporation did not have any material operating revenue during its fiscal year ended December 31, 2005, 2004 and 2003.

Year ended December 31, 2005 versus year ended December 31, 2004

We had a net loss of $8,068,400 for the year ended December 31, 2005, as compared to a net loss of $10,880,654 for the year ended December 31, 2004.

As at the end of fiscal 2005, we had retained 25 interim license agreements that call for the establishment of up to 27 Hi-Tech Factories.

During fiscal 2005, we did not record a gain on cancellation of license rights as compared to a gain on cancellation of license rights of $3,614,500 for the year ended December 31, 2004. We did not cancel any MOUs regarding such license rights in 2005, so we did not record any gain for that year, whereas in 2004 we cancelled a number of these MOUs because we determined that we were entitled to do so.

Depreciation and amortization expenses decreased from $1,252,022 for the year ended December 31, 2004 to $818,818 for the year ended December 31, 2005, due to the write down of assets in 2004.

General and administration expenses (comprised of all general and administration expenses except interest and foreign exchange and depreciation and amortization) increased from $5,159,369 for the year ended December 31, 2004 to $6,636,182 for the year ended December 31, 2005, due to the hiring of additional staff at the Corporation's Facility and head office.

Interest expenses increased from $778,409 for the year ended December 31, 2004 to $1,037,915 for the year ended December 31, 2005, due to higher borrowings during 2005.


Stock based compensation increased from $578,564 for the year ended December 31, 2004 to $3,345,900 for the year ended December 31, 2005. During the year ended December 31, 2005, the Corporation completed a private placement with companies or individuals controlled by or related to the President in the amount of $1,012,500 for 15,000,000 units. Each unit consists of one common share and one share purchase warrant, with each warrant exercisable to purchase one common share of the Corporation at a price of $0.10 per share until May 31, 2007. For accounting purposes, the shares were recorded at their fair value of $4,358,400 (average of $0.29 per unit) based on the quoted market price of the Corporation's common share on the date of issuance. The $3,345,900 difference between the trading price and the cash proceeds is included in stock based compensation.

We expect that the budget for Phase III of the measures required to solve the issues associated with the fully-flexible automated welding and cutting systems involved in our manufacturing process and to replace the system supplied by Fanuc-GE will be approximately $5,000,000. See "Information on the Company - Business Overview - Narrative Description of Business - Commercial Panel Production at our Permanent Manufacturing Facility". We have made a claim of damages in excess of $5,000,000 in connection with the litigation commenced by us against Fanuc-GE. We intend to raise additional funds for this project through equity financings, sale of our licenses or from profits generated from our development project. There can be no assurance that we will be successful in raising these funds.

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

Year ended December 31, 2004 versus year ended December 31, 2003

We had a net loss of $10,880,654 for the year ended December 31, 2004, as compared to a net loss of $10,655,506 for the year ended December 31, 2003. The net loss for fiscal 2004 resulted from a $6,833,188 impairment write-down related to our building construction in progress and machinery and equipment, a $392,936 write-down related to a note receivable and accrued interest, and to depreciation and amortization costs of $1,252,022.

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

During fiscal 2004, we recorded a gain on cancellation of license rights of approximately $3,614,500 as compared to $154,460 for the year ended December 31, 2003. In 2004 we cancelled a number of MOUs regarding such license rights because we determined that we were entitled to do so, whereas in 2003 we cancelled far fewer of these MOUs.


In 2004, as a result of the litigation discussed under "Key Information - Risk Factors - We May Be A Party To Certain Legal Proceedings From Time To Time - Fanuc-GE", we have been unable to complete the Facility to the point where commercial operations at full capacity rates can be pursued. As a result of delays in this regard and other factors, management determined that an impairment in our building construction in progress and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down (2003 and 2002 - $Nil ).

Administrative expenses increased in connection with the Surrey High-Rise Development and the negotiation of potential new MOUs.

Liquidity and Capital Resources

Our cash balance at December 31, 2005 was $1,079,947 (December 31, 2004 - $1,890,030). As at December 31, 2005, we had a working capital deficit of $2,840,298 (compared to a working capital deficit of $161,576 as at December 31, 2004). The primary reason for the decrease in our cash balance and the increase in our working capital deficit between December 31, 2004 and December 31, 2005 is that while our expenditures remained fairly consistent year-to-year, our cash inflow from financing activities decreased between 2004 and 2005.

In 2005 we spent $444,133 in cash on the acquisition of property, plant and equipment compared to cash used in the acquisition of property, plant and equipment in 2004 of $437,616. In 2005 we spent $169,432 in cash on the acquisition of intangible assets compared to cash used in the acquisition of intangible assets in 2004 of $135,672.

During 2005 we had cash inflow of $2,419,695 from financing activities due to increase of shares issued for cash, loans payable to related parties, increase in long term debt and promissory note as compared to a cash inflow of $3,923,808 during 2004.

With respect to operating activities during 2005, $500,000 was received in cash as deposits relating to interim agreements that are under negotiation (in 2004 - $nil).

As at December 31, 2005, the Facility, including the property, plant and equipment, had a net book value of approximately $16.9 million, as compared to a depreciated net book value of approximately $17.7 million as at December 31, 2004. The historical cost of the Facility is approximately $27.9 million.

We have a first mortgage financing over the Corporation's Hopcott Road Property in the amount of $4,500,000. The term of the mortgage is for three years, maturing September 1, 2007, with an annual interest rate of 7%.

We have a loan payable to Garmeco Canada, a company controlled by Mr. Rached's family, in the amount of $1,463,468 as at December 31, 2005. The loan is repayable on demand with interest at 20% per annum. The interest charged on the loan during 2005 was $52,558 (in 2004 - $nil; ; 2003 - $72,000).

We also have a series of small loans in the aggregate amount of $87,500 as at December 31, 2005 (2004 - $83,500) repayable on demand at various interest rates.

To deal with our working capital deficiency of $2,840,298 as at year end, we arranged a private placement of 7,000,000 units at a price of $0.60 per unit for total proceeds of $4,200,000. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.80 per share. The proceeds raised will be used for working capital relating to construction projects we are bidding for


and awarded, for applying to obtain the necessary performance bonds for such projects, for general working capital and to pay down debts. The private placement was approved by the TSX-V on April 17, 2006 and closed on May 9, 2006. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

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

Technology and Licenses

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

During the fiscal year ended December 31, 2005, $169,432 (2004 - $135,672; 2003 - $214,534) was spent on patent application costs and license rights.

To December 31, 2002, the Corporation had recorded $4,638,737 (2001 - $4,604,327) of deferred project development costs related to research and development by the Corporation. These costs were written off in the 2003 fiscal year as the Corporation had determined they were not recoverable.

See also "Information on the Company - Business Overview - Narrative Description of Business - Development of Technology and Manufacturing Capacity".


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

Contractual Obligations

As of the date of the balance sheet for the Corporation's last fiscal year end contained herein, the Corporation's known contractual obligations identified in the following table are:

	Payments Due by Period ($'s)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations other than Capital Lease Obligations	6,392,680	1,538,902	4,853,778	--	--
Capital Lease Obligations	45,432	12,637	32,795	--	--
Operating Lease Obligations	--	--	--	--	--
Purchase Obligations	--	--	--	--	--
Promissory Note	696,990	58,240	638,750	--	--
Total	7,135,102	1,609,779	5,525,323	--	--

Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to the disclosure of Off-Balance Sheet Arrangements and Contractual Obligations.

New Accounting Pronouncements

US GAAP

The FASB issued FASB Interpretation No. ("FIN") 47 - "Accounting for Conditional Asset Retirement Obligations" in March 2005. FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. This guidance did not have a material impact on the Corporation's financial statements.

In November 2005, the FASB issued Staff Position No. FAS 115-1 - "The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Corporation has determined that the adoption of FSP 115-1 does not have an impact on its result of operations or financial position.


In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123 (revised 2004)"), "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement will be effective for the Corporation beginning with its fiscal year ending 2006. The Corporation has not yet determined the effect of future implementation of the adoption of SFAS 123 (revised 2004) on its results of operations or financial position.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

Canadian Standards

In April 2005, the CICA issued new Section 1530 "Comprehensive Income", the new section establishes standards for reporting and display of comprehensive income. The main feature of Section 1530 is a requirement for an enterprise to present comprehensive income and its components, as well as net income, in its financial statements. Section 1530 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3251 "Equity". The new section, which replaces section 3250 "Surplus", establishes standards for the presentation of equity and changes in equity during the reporting year. The main feature of Section 3250 is a requirement for an enterprise to present separately each of the changes in equity during the year, including comprehensive income, as well as components of equity at the end of the year. Section 3251 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3855 "Financial instruments - recognition and measurement", which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The main features of Section 3855 are classified financial assets as held for trading, held to maturity, loans and receivables, or available for sales and their measurement. Section 3855 will apply for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3861 "Financial instruments - disclosure and presentation", which replaces section 3860 "Financial instruments - disclosure and presentation", and establishes standards for the presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Section 3861 will apply for fiscal years beginning on or after October 1, 2006.

In April 2005, the CICA issued new Section 3865 "Hedges", which establishes standards for when and how hedge accounting may be applied. Section 3865 should be applied for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006.


The Corporation has not yet determined the effect of future implementation of these new standards on its financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers are:

Name	Age	Position and Office Held(1)	Shares Beneficially Owned or Controlled	Percentage of Outstanding Shares
Roger A. Rached Vancouver, B.C. Canada	45	President and Chief Executive Officer (also the President, Chief Executive Officer and a Director of IHI International, Canadian Hi-Tech, IHI Construction Ltd. and IHI International Construction Inc.)	16,042,478(2)	11.9%
Dr. Rene Abi-Rached Vancouver, B.C. Canada	48	Chief Operating Officer and Director	20,000	*
Omar Take Vancouver, B.C. Canada	58	Chief Project Officer and Director	230,000(3)	*
Evelyne Schmeler Luxembourg City Luxembourg	43	Director (also a Director of Canadian Hi-Tech)	52,500	*
Ferdinand Rauer Dusseldorf Germany	65	Director	50,000	*
Thomas Po North Vancouver, B.C. Canada	69	Director (also a Director of Canadian Hi-Tech)	97,000	*
Lawry Trevor-Deutsch Ottawa, Ontario Canada	49	Director	286,855(4)	*
Dr. Owen A. Anderson Richmond, B.C. Canada	61	Chief Financial Officer and Director	93,304(5)	*
Larry P. Coston Calgary, Alberta Canada	53	Director	1,668,898(6)	1.2%
Cary Green North York, Ontario Canada	49	Vice-President, Business Development	93,000	*
Stephen D. Wortley North Vancouver, B.C. Canada	47	Secretary	1,000	*
Directors and Senior Management			18,635,035(7)	13.9%

Notes:

* Less than 1%.

(1) All information as to principal occupation, business or employment and Shares beneficially owned or controlled has been furnished by the respective persons.

(2) 6,505,486 of these Shares are held in escrow by Mira Mar Overseas Ltd., which is indirectly owned by Roger A. Rached. To the extent permitted by law, these Shares are pledged to lenders. 2,168,496 of these Shares were released from escrow on August 21, 2005 and the remaining 2,168,496 Shares were released from escrow on February 21, 2006. Includes options to acquire 5,200,000 shares at an exercise price of $0.20 per share expiring October 6, 2008.

(3) 150,000 of these Shares are held directly and the remaining 80,000 Shares are held indirectly through Clarion Overseas Corporation.

(4) 130,333 of these Shares are held directly and the remaining 156,522 Shares are held indirectly through Strathmere Associates International Limited. Of the 156,522 Shares being held by Strathmere Associates International Limited, 46,740 Shares are being held in trust for Mr. Trevor-Deutsch's parents. Mr. Trevor-Deutsch is the sole owner of Strathmere Associates International Limited.

(5) 91,304 of these Shares are held directly and the remaining 2,000 Shares are held indirectly through Hawthorne Consulting Corporation.

(6) 1,423,898 of these Shares are held directly, 25,000 of the Shares are held indirectly through Colin Lee Coston and the remaining 220,000 Shares are held indirectly through P&L Ventures Inc.

(7) This amount includes 10,842,478 shares held in escrow by Mira Mar Overseas Ltd. and includes options to acquire 5,200,000 shares at an exercise price of $0.20 per share expiring October 6, 2008.

Biographies of Our Senior Management and Directors

Roger A. Rached, a Canadian citizen, is the founder of the IHI Group of companies and has been the President and CEO of International Hi-Tech Industries Inc. since May 1993. Mr. Rached is also President, Chief Executive Officer and a Director of IHI International, Canadian Hi-Tech, IHI Construction Ltd. and IHI International Construction Inc. After graduating with a Masters degree from Stanford University, Faculty of Engineering (Civil/Structural) in 1984, Mr. Rached managed the family's international business of the Garmeco Group, an architectural, engineering and construction management company based in Lebanon since 1948. After the commencement of full commercial production, Mr. Rached will concentrate on the international implementation of the Corporation's Technology, through its majority owned subsidiary, IHI International.

Mr. Rached is a member of The American Society of Civil Engineers, American Construction Institute, Transportation & Development Institute, Canadian & Greater Vancouver Home Builder's Association, Vancouver Board of Trade, Urban Development Institute and many other prestigious international associations.


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


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

Larry P. Coston, a Canadian citizen, was appointed as our Director on June 28, 2002. Mr. Coston is a graduate of the Southern Alberta Institute of Technology (SAIT) with recognition as a Registered Engineering Technologist (R.E.T.). He has 32 years experience in the Canadian petroleum industry, specializing in Sales and Marketing for the upstream service sector, and has occupied senior positions with several companies, most recently as President and Chief Operating Officer of Total Energy Services Ltd. Total Energy Services Ltd. is a public company listed on the Toronto Stock Exchange under the symbol TOT.UN. Mr. Coston has successfully completed various committee executive responsibilities with the Canadian Association of Drilling Engineers (CADE), the Petroleum Service Association of Canada (PSAC), the Canadian Association of Oilwell Drilling Contractors (CAODC) and a number of other industry associations.

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


Compensation

We signed a management agreement on August 1, 1992 (the "Management Agreement") with RAR Investments and agreed to pay an aggregate fee of $6,000 per month to RAR Investments and RAR Consultants for management fees. The parties have agreed to extend the agreement on a month-to-month basis.

Roger A. Rached, President and Chief Executive Officer, Dr. Owen A. Anderson, Chief Financial Officer, Rene Abi-Rached, Ph.D., Chief Operating Officer and Omar Take, Chief Project Officer are members of our senior management team (the "Named Executive Officers"). The compensation paid to the Named Executive Officers during our three most recently completed financial years is set out below.

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Roger A. Rached President and Chief Executive Officer	2005	72,000(1)	Nil	Nil	Nil	Nil	Nil	Nil
	2004	72,000(1)	Nil	Nil	5,200,000(2)	Nil	Nil	Nil
	2003	72,000(1)	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Owen A. Anderson Chief Financial Officer	2005	48,000	Nil	Nil	Nil	Nil	Nil	Nil
	2004	48,000	Nil	Nil	Nil	Nil	Nil	Nil
	2003	48,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) Paid to RAR Investments (controlled by Roger A. Rached) and to R.A.R. Consultants (in respect of which Roger A. Rached is an insider). The amounts are paid pursuant to a Management Agreement dated August l, 1992. See "Major Shareholders and Related Party Transactions - Related Party Transactions".

(2) On June 9, 2004 we granted 5,200,000 options to acquire our Shares to Mira Mar Overseas Ltd., a company controlled by Mr. Rached, at an exercise price of $0.20 per share expiring on October 6, 2008.

During the financial year ended December 31, 2005 we did not give any long term incentive plan awards or share appreciation rights to any of our officers.

We have not granted any options to purchase our Shares to any of our directors and officers other than Roger A. Rached. Roger A. Rached did not exercise any share purchase options during the year ended December 31, 2005, nor has he ever exercised any share purchase options.

Lawry Trevor-Deutsch, Larry P. Coston, Dr. Owen A. Anderson and Omar Take are paid a monthly director's fee of $2,000 per month. In addition to the compensation set out in the Summary Compensation Table above, during fiscal 2005 we paid $126,072 (2004 - $72,579; 2003 - $78,322) for director's and officer's fees.

No other cash compensation, including salaries, fees, commissions, or bonuses were paid to our directors and officers.

We do not have any profit sharing or retirement benefit plans. There are no arrangements for payments to any member of management in case they lost their job with a change in the control of our company.


Common Share Option Plan

We have established a Stock Option Plan (the "Plan"). The maximum number of shares that may be reserved for issuance under the Plan at any point in time is 10% of the outstanding shares. Options to purchase common shares under the Plan may be granted to a bona fide director, officer, employee, management company employee, consultant or company consultant. The terms of any option grant under the Plan including the exercise price of an option, will be set by the Board of Directors at the time such option is granted pursuant to the Plan.

As of July 11, 2006, the only options outstanding are those options granted as of June 9, 2004 to Mira Mar Overseas Ltd., a company owned indirectly by Roger A. Rached, to acquire 5,200,000 Common Shares at $0.20 each to October 6, 2008.

Termination of Employment, Change in Responsibilities and Employment Contracts

We do not have a compensation plan or any other arrangements in place in case Mr. Roger A. Rached or any other officer, or any director:

    resigns,

    retires,

    is removed from his position, or

    has his job description changed following a change in the control of our company.

Board Practices

All directors are elected and their term of office expires at our next annual general meeting which we expect to be in June, 2006. All officers have a term of office lasting until they are removed or replaced by the Board of Directors. The following table sets out the periods during which our officers have served:

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

Our Board of Directors has established an Audit Committee. The Audit Committee of the Board functions pursuant to a charter adopted by the Board. The function of the Audit Committee generally is to oversee the audit of the Corporation's financial statements performed by the Corporation's external


auditors and to recommend the nomination and compensation of external auditors. The Audit Committee also assists the Board of Directors of the Corporation in carrying out its responsibilities relating to the Corporation's financial, accounting and reporting processes, the Corporation's system of internal accounting and financial controls and the Corporation's compliance with related legal and regulatory requirements. The members of the Audit Committee are Dr. Owen A. Anderson, Lawry Trevor-Deutsch and Larry P. Coston.

The Board has also established an Independent Committee. The function of the Independent Committee is to assist the Board of Directors in carrying out its responsibilities relating to the fairness of transactions between the Corporation and related parties. The members of the Independent Committee are Lawry Trevor-Deutsch and Larry P. Coston.

The Corporation does not have a Compensation Committee, rather compensation of directors and officers is determined by the Board.

Employees

During each of the years ended December 31, 2003 and December 31, 2004, we had approximately 36 employees and during the year ended December 31, 2005, we had approximately 45 employees including management, office staff, workers and labourers responsible for the production of the panels for the construction of the Facility.

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


    5,000,000 as Preferred Shares, Series 3 (none of these are issued or outstanding).

The holders of Preferred Shares cannot vote except in those circumstances required by Canadian law.

The following table sets out certain information regarding the ownership of our Common Shares by those shareholders that we know owns more than 5% of our Common Shares. As of July 11, 2006, 129,175,065 of our Common Shares were outstanding.

Identity of Person or Group	Number of Shares	Percentage of Class
Roger A. Rached	10,842,478(1)(2)	8.4%(1)
Garmeco International Consulting Engineers S.A.L.	12,758,933	9.9%

Notes:

(1) 6,505,486 of these Shares are held in escrow by Mira Mar Overseas Ltd., which is indirectly owned by Roger A. Rached. 2,168,496 of these Shares were released from escrow on August 21, 2005 and the remaining 2,168,496 Shares were released from escrow on February 21, 2006.

(2) To the extent permitted by law, these shares are pledged to lenders.

As at December 31, 2005, Roger A. Rached held 10,842,478 Common shares, as at December 31, 2004, Roger A. Rached held 13,010,974 Common Shares, as at December 31, 2003, Roger A. Rached held 17,347,966 Common Shares and as at December 31, 2002, Roger A. Rached held 19,516,462 Common Shares.

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

As of July 11, 2006, there are 103 U.S. registered shareholders holding a total of 7,973,253 Common Shares of the Corporation.

Related Party Transactions

Except as disclosed below, we have not since January 1, 2005, being the date of the beginning of our most recently completed fiscal year, entered into or made, and do not propose to enter into or make:

(1) any transaction with a related party that is either material to us or to the related party;

(2) any transaction with a related party that is unusual in its nature or conditions, involving goods, services or tangible or intangible assets;

(3) any loans or guarantees directly by us or through any of our subsidiaries to or for the benefit of any related party.

    During the 2005 fiscal year, we paid $72,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;


    During the 2005 fiscal year, we paid $78,000 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

    During the 2005 fiscal year, we paid $126,072 for directors' and officers' fees;

    During the 2005 fiscal year, we paid $198,370 for consulting services to a company controlled by Mr. Rached's family;

    During the 2005 fiscal year, we paid $66,721 for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

    During the 2005 fiscal year, Lang Michener LLP, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, billed the Corporation $103,016 for professional services;

    At December 31, 2005, loans payable includes $1,463,468 payable to Garmeco Canada, a company controlled by Mr. Rached's family;

    At December 31, 2005, $50,000 is included in promissory notes payable to a director of the Corporation;

    At December 31, 2005, 5,575,435 is included in deposits received related to joint venture option agreements from companies controlled by the family of an officer;

    We entered into a shareholders' agreement dated May 1, 2006 (the "Shareholders' Agreement") with Garmeco Canada, Garmeco, RAR Consultants in respect to each parties' shareholding in IHI International Construction Inc. Members of the President's family are shareholders of these companies. The Shareholders' Agreement provides: (i) customary restrictions on transfer such that no shareholder may sell his shares without first offering such shares to the current shareholders; (ii) for the transfer of shares to certain permitted transferees, provided that notice has been given to the other shareholders; (iii) that the Board of Directors of IHI International Construction Inc. may request that shareholders each contribute additional capital of the Corporation on a pro rata basis, either by way of subscription for shares, loan or otherwise; (iv) that if a shareholder provides financial covenant or guarantee to a third party on behalf of the Corporation, then each shareholder's contingent exposure should be in proportion to its shareholdings; and (v) for an offset in the instance of a sale of shares by a selling shareholder; and

    We entered into a Commercial Lease Renewal dated June 7, 2006 with 434088 B.C. Ltd., a company controlled by Mr. Rached's family, with respect to our Vancouver head office.

We have entered into a Consulting Fee Agreement dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants and Garmeco Canada have agreed to assist us by providing detailed engineering designs for the projects that we undertake. We have agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

We have entered into a Management Agreement dated August 1, 1992, and subsequently amended on March 3, 1993 and July 16, 1993. Under the Management Agreement, Canadian Hi-Tech has agreed to pay RAR Investments $6,000 per month as a management fee. Mr. Rached, the President and Chief Executive Officer of the Corporation, controls RAR Investments and is the President and Director of Canadian Hi-Tech. In addition, Canadian Hi-Tech may pay discretionary bonuses to RAR Investments


for its services under the Management Agreement in such amount as may be set by the Directors from time to time in their sole discretion. The Management Agreement expires on September 11, 2002 unless earlier terminated in writing by any of the parties to the Management Agreement. In connection with the acquisition of the Canadian rights to the Technology and the Hopcott Road Property by the Corporation, Canadian Hi-Tech's rights under the Management Agreement have been assigned to the Corporation and the Corporation has assumed Canadian Hi-Tech's obligations under the Management Agreement. The Corporation's obligations, pursuant to the aforementioned assignment, were novated under a Novation Agreement dated June 17, 1996. The parties have agreed to extend the Management Agreement on a month-to-month basis;

Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal Proceedings

Fanuc-GE

On March 26, 2002, the Corporation commenced an action against FANUC Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. The Defendant FANUC Robotics Canada Ltd. has notified the Corporation that it takes the position FANUC Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System and that following the demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. Pursuant to the December, 2000 Recourse Agreement between the Defendant, General Electric Capital Canada Inc., and the Defendant, FANUC Robotics Canada Ltd., the Corporation has been advised that on June 30, 2004 the Defendant, General Electric Capital Canada Inc., was paid $400,000 plus GST and provided an assignment of its cause of action in respect thereof. The Corporation's proceedings against Merrill Lynch have been dismissed on consent of all parties. This case is still at trial. See "Key Information - Risk Factors".

Dividend Policy

We have not paid any dividends on our outstanding Common Shares since incorporation and we do not expect that we will in the foreseeable future. We have paid dividends on our Preferred Shares. IHI International has paid dividends on its Common Shares. See "Major Shareholders and Related Party Transactions - Related Party Transactions".

Significant Changes

There have been no significant changes to report since the date of our financial statements included with this Annual Report on Form 20-F except as disclosed herein.


ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Trading Markets

TSX-V IHI - Trading in Canadian Dollars			OTC Bulletin Board IHITF - Trading in United States dollars
	High	Low		High	Low
	($)	($)		($)	($)
Annual			Annual
2005	0.82	0.14	2004	0.73	0.12
2004	0.41	0.09	2004	0.34	0.07
2003	0.52	0.22	2003	0.335	0.181
2002	0.88	0.23	2002	0.55	0.15
2001	1.25	0.73	2001	0.85	0.45

Calendar 2004			Calendar 2004
First Quarter	0.41	0.20	First Quarter	0.31	0.16
Second Quarter	0.31	0.18	Second Quarter	0.34	0.13
Third Quarter	0.30	0.20	Third Quarter	0.23	0.15
Fourth Quarter	0.24	0.09	Fourth Quarter	0.19	0.072

Calendar 2005			Calendar 2005
First Quarter	0.39	0.18	First Quarter	0.32	0.13
Second Quarter	0.35	0.16	Second Quarter	0.29	0.12
Third Quarter	0.31	0.14	Third Quarter	0.26	0.12
Fourth Quarter	0.82	0.19	Fourth Quarter	0.73	0.15

Monthly			Monthly
June 2006	0.66	0.50	June 2006	0.61	0.45
May 2006	0.81	0.65	May 2006	0.73	0.51
April 2006	0.85	0.60	April 2006	0.73	0.55
March 2006	0.89	0.75	March 2006	0.77	0.32
February 2006	0.83	0.54	February 2006	0.73	0.43
January 2006	0.71	0.56	January 2006	0.62	0.48

Plan of Distribution

Not applicable.

Markets

Our Common Shares have been trading on the TSX-V since May 20, 1993. Our Common Shares also began being quoted in the United States on the OTC Bulletin Board in April, 1995.

Selling Shareholders

Not applicable.


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


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


    Guarantee Agreement dated August 10, 2004 between the Corporation and Dr. Rene Abi-Rached with respect to a first mortgage over the Corporation's Hopcott Road Property;

    A subsidiary of the Corporation delivered a Promissory Note for $50,000 due August 27, 2006 with interest at 12% per annum, to a director of the Corporation, in consideration of a loan of $50,000;

    Commercial Lease Renewal dated June 17, 2005 between the Corporation and 434088 B.C. Ltd., a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

    form of Subscription Agreement pursuant to which certain investors acquired our Common Shares and Warrants as described under "Information no the Company - Business Overview - Narrative Description of Business - Recent Projects - Recent Financing";

    Shareholders' Agreement among the Corporation, Garmeco Canada, Garmeco, RAR Consultants and IHI International Construction Inc. dated as of May 1, 2006 as described under "Major Shareholders and Related Party Transactions - Related Party Transactions"; and

    Commercial Lease Renewal dated June 7, 2006 between the Corporation and 434088 B.C. Ltd., a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office.

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

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in Common Shares of the Corporation by a non-Canadian other than a "WTO Investor" (as defined in the Investment Act and used in this discussion) when the Corporation was not controlled by a WTO (World Trade Organization) Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the gross value of the assets of the Corporation was $5,000,000 or more, or if an order for review was made by a federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Corporation. An investment in Common Shares of the Corporation by a WTO Investor, or by a non-Canadian when the Corporation was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Corporation and the gross value of assets of the Corporation, as determined in accordance with the regulations promulgated under the Investment Act, in 2006 exceeds $265,000,000. A non-Canadian would acquire control of the Corporation for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of the Corporation. The acquisition of less than a majority, but more than a third, of the Common Shares of the Corporation would be presumed to be an acquisition


of control of the Corporation unless it could be established that, on the acquisition, the Corporation was not controlled in fact by the acquiror through the ownership of Common Shares of the Corporation.

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

An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a Common Share unless the Common Share is "taxable Canadian property", and is not "treaty-protected property", of the Investor for purposes of the Canadian Act. A Common Share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm's length, alone or together at any time in the 60 months immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock


of the Corporation. The Common Share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act. For example, pursuant to the Treaty, a Common Share of the Corporation held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the Common Share is not derived principally from real property (including resource properties) situated in Canada and that the Investor does not have, and has not had within the 12-month period, preceding the disposition, a "permanent establishment" or a "fixed base" available to the Investor in Canada.

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

Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any stock dividend, paid or credited or deemed to be paid or credited by the Corporation to the Investor on a Common Share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lower rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common Share to an Investor who is a resident of the United States for the purposes of the Treaty is 5% if the Investor is a company that owns at least 10% of the voting stock of the Corporation, and 15% in any other case, of the gross amount of the dividend. The Corporation will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.

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


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


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


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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Exhibits attached to this Form 20-F are also available for review at our head office located at 1096 West 10th Avenue, Vancouver, British Columbia V6H 1H8 or you may request them by calling Jennifer Melbourne at 604-733-5400. Copies of our financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com. Copies of our financial statements and other continuous disclosure documents are also available for viewing at www.sec.gov.

Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our corporation's disclosure controls and procedures as of December 31, 2005, being the date of our most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as at the end of the period covered by this annual report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal controls over financial reporting that occurred during our most recent annual period that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16. [reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Corporation does not currently have an audit committee financial expert on its Audit Committee. We do not have an audit committee financial expert because we believe the cost related to retaining a financial expert at this time would be prohibitive. The Board believes the members of our Audit Committee are capable of analysing and evaluating our financial statements and internal controls and procedures for financial reporting. The Board believes that the services of a financial expert are not warranted at this time.


ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

The Corporation has adopted a code of business conduct and ethics that applies to all directors, officers and managers of the Corporation. A copy of the Code of Conduct and Ethics is available for review at our head office located at 1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8 or you may request a copy without charge by calling Jennifer Melbourne at 604-733-5400.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

BDO Dunwoody LLP has served as our independent public accountants for the fiscal period ended December 31, 2005 and 2004, for which audited financial statements appear in this Annual Report. The following table represents the aggregate fees for professional services and other services rendered by BDO Dunwoody LLP in 2005 and 2004.

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees	$75,000	$75,000
Audit-Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-

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

Only the audit services rendered for the year ended December 31, 2005 and 2004 were pre-approved by the Audit Committee.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.


ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements are attached:

(1) Auditors' Report of BDO Dunwoody llp dated March 24, 2006 with respect to the December 31, 2005 financial statements;

(2) Consolidated Balance Sheet for December 31, 2005, and 2004;

(3) Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003, and for the period from inception (September 12, 1990) to December 31, 2005;

(4) Consolidated Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003, and for the period from inception (September 12, 1990) to December 31, 2005;

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

4.1	Management Agreement among Canadian Hi-Tech, RAR Investments and Roger A. Rached dated August 1, 1992 (Incorporated by reference to Exhibit 10.26 of our Form F-1 filed on May 22, 1997)
4.2	Canadian License Agreement among RAR Consultants, Canadian Hi-Tech and Roger A. Rached dated March 16, 1993 (Incorporated by reference to our Exhibit 10.05 of our Form F-1 filed on May 22, 1997)
4.3	International License Agreement among RAR Consultants, IHI International and Roger A. Rached dated October 4, 1994 (Incorporated by reference to Exhibit 10.29 of our Form F-1 filed on May 22, 1997)
4.4

Amendment to the International License Agreement dated May 9, 2003 (Incorporated by reference to Exhibit 4.14 of our Form 20-F filed on May 23, 2003, Form 20-F/A filed on June 25, 2004 and Form 20-F filed on July 9, 2004)

4.5

Letter Agreement dated May 9, 2003 between the Corporation and Earthquake Resistance Structures Inc. (Incorporated by reference to Exhibit 4.15 of our Form 20-F filed on May 23, 2003 and Form 20-F/A filed on June 25, 2004)

4.6	Letter Agreement dated May 9, 2003 between the Corporation and Garmeco (Incorporated by reference to Exhibit 4.15 of our Form 20-F filed on May 23, 2003 and Form 20-F/A filed on June 25, 2004)
4.7	Share Option Plan dated for reference June 9, 2003 and amended and restated effective June 28, 2004
4.8	Amending Agreement dated November 8, 2003 between IHI International and Earthquake Resistance Structures Inc. (Incorporated by reference to Exhibit 4.1 of our Form 20-F filed on July 9, 2004)
4.9	Amending Agreement dated November 8, 2003 between IHI International and Garmeco (Incorporated by reference to Exhibit 4.2 of our Form 20-F filed on July 9, 2004)
4.10	Amendment to Interim Agreement dated November 28, 2003 between the Corporation and Hi-Tech Canada Development Inc. (Incorporated by reference to Exhibit 4.3 of our Form 20-F filed on July 9, 2004)
4.11	Amendment to the International License Agreement dated June 23, 2004 (Incorporated by reference to Exhibit 4.5 of our Form 20-F filed on July 9, 2004)
4.12	Guarantee Agreement between the Corporation and Dr. Rene Abi-Rached dated August 10, 2004 (Incorporated by reference to Exhibit 4.8 of our Form 20-F filed on June 30, 2005)
4.13	Promissory Note for $50,000 due August 27, 2006 with interest at 12% per annum (Incorporated by reference to Exhibit 4.9 of our Form 20-F filed on June 30, 2005)
4.14	Form of Subscription Agreement pursuant to which certain investors acquired our Common shares and Warrants
4.15	Shareholders' Agreement among the Corporation, Garmeco Canada, Garmeco, RAR Consultants and IHI International Construction Inc. dated as of May 1, 2006
4.16	Commercial Lease Renewal between the Corporation and 434088 B.C. Ltd. dated June 7, 2006
8.1	List of Significant Subsidiaries
11.1	Code of Business Conduct and Ethics (Incorporated by reference to Exhibit 4.4 of our Form 20-F filed on July 9, 2004)
12.01	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Roger A. Rached, Chief Executive Officer
12.02	Certification pursuant to Rule 13a-14(A)/15d-14(A) of Dr. Owen A. Anderson, Chief Financial Officer
13.01	Certification pursuant to 18 U.S.C. Section 1350 of Roger A. Rached, Chief Executive Officer.
13.02	Certification pursuant to 18 U.S.C. Section 1350 of Dr. Owen A. Anderson, Chief Executive Officer.


SIGNATURE

The Corporation certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INTERNATIONAL HI-TECH INDUSTRIES INC.

Per:

/s/ Roger A. Rached
Roger A. Rached
President and Chief Executive Officer

DATED: July 19, 2006


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

(Stated in Canadian Dollars)


AUDITORS' REPORT

To the Shareholders

International Hi-Tech Industries Inc.

(A development stage company)

We have audited the consolidated balance sheets of International Hi-Tech Industries Inc. (a development stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2005. We have also audited the statements of operations and cash flows for the period from September 12, 1990 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 and for the period from September 12, 1990 (inception) to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

On March 24, 2006 we reported separately to the shareholders of International Hi-Tech Industries (a development stage company) on consolidated financial statements for the same period prepared in accordance with the Canadian generally accepted accounting principles, excluding Note 13, U.S. Generally Accepted Accounting Principles, included in the accompanying consolidated financial statements.

Chartered Accountants

Vancouver, Canada

March 24, 2006


Comments by Auditors for U.S. Readers

on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. The standards of PCAOB also require the addition of an explanatory paragraph when financial statements disclosures are restated, such as those described in Notes 13 (iii) and 14, which have a material effect on the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the PCAOB (United States), our report to the shareholders dated March 24, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada,

March 24, 2006.

Chartered Accountants


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

	DECEMBER 31
	2005	2004
		(Restated Note 14)

ASSETS

Current
Cash and cash equivalents	$1,079,947	$1,890,030
Receivables	103,220	189,779
Prepaid expenses	178,752	191,857
Property held for sale (Note 2)	699,287	-
	2,061,206	2,271,666

Property, Plant and Equipment (Note 3)	16,927,473	17,698,273
Intangible Assets (Note 4)	1,843,853	1,981,156

	$20,832,532	$21,951,095

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,000,216	$724,951
Deposit (Note 5)	500,000	-
Accrued interest payable	240,541	223,841
Loans payable (Note 6)	1,550,968	83,500
Current portion of long term debt (Note 7)	1,551,539	1,400,950
Current portion of promissory notes payable (Note 8)	58,240	-
	4,901,504	2,433,242

Redeemable Preferred Shares (Note 9)	293,989	582,404
Deposits Received Related To Joint Venture Option Agreements	6,240,776	6,240,776
Long Term Debt (Note 7)	4,886,573	5,042,985
Promissory Notes Payable (Note 8)	638,750	52,000
Non-Controlling Interest	-	18,748
	16,961,592	14,370,155

Contingencies (Note 12)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS (Continued)

(Stated in Canadian Dollars)

	DECEMBER 31
	2005	2004
		(Restated Note 14)

SHAREHOLDERS' EQUITY

Share Capital (Note 9)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:
Series 1 - 50,000,000 shares;
Series 2 - 5,000,000 shares; and
Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
122,175,065 at December 31, 2005 (of which 8,673,984 shares were held in escrow) and 107,175,065 at December 31, 2004 (of which 13,010,976 shares were held in escrow)	$56,987,431	$55,974,931

Contributed Surplus	4,229,464	883,564
Deficit Accumulated During The Development Stage	(57,345,955)	(49,277,555)
	3,870,940	7,580,940

	$20,832,532	$21,951,095

Approved by the Board of Directors:

/s/ Rene Abi-Rached	/s/ Owen A. Anderson
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12
				1990 (INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 14)

Expenses
Audit and accounting	$99,033	$168,374	$159,724	$1,203,250
Corporation capital taxes	-	-	186,696	536,023
Consulting fees	452,657	499,712	330,295	2,793,036
Depreciation and amortization	818,818	1,252,022	1,589,514	7,673,173
Directors' and officers' fees	198,072	217,196	150,322	1,468,429
Finders', loan guarantee and commitment fees	15,359	509,961	156,085	3,657,535
Foreign exchange	3,917	(31,044)	1,376,973	1,264,525
General	255,592	342,238	289,938	2,970,440
Insurance	80,070	92,396	84,275	560,713
Interest	1,037,915	778,409	660,572	5,866,528
Investor relations	232,921	21,567	25,074	373,416
Legal	163,324	681,656	494,318	5,855,755
Product representation costs	63,497	154,302	160,438	2,462,621
Office rent	103,732	102,000	91,135	988,622
Promotion and presentation	120,157	13,968	15,601	440,399
Property taxes	210,560	269,945	166,589	1,290,699
Repairs and maintenance	59,184	67,180	71,088	819,109
Stock based compensation	3,345,900	578,564	-	3,924,464
Telephone, fax and cellular	38,730	26,356	28,963	657,512
Travel and business promotion	116,938	363,977	288,923	3,534,054
Transfer agent and filing fees	32,701	43,281	35,160	450,121
Wages and benefits	1,047,755	1,006,696	657,790	5,594,437
	8,496,832	7,158,756	7,019,473	54,384,861
Less: Interest and other income	(409,684)	(302,604)	(973,177)	(2,987,465)

Loss From Operations - carried forward	(8,087,148)	(6,856,152)	(6,046,296)	(51,397,396)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12
				1990 (INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 14)

Loss From Operations - brought forward	$(8,087,148)	$(6,856,152)	$(6,046,296)	$(51,397,396)

Deferred Project Development Cost Written Down (Note 1(d))	-	-	(4,638,737)	(4,638,737)
Gain On Cancellation Of License Rights	-	3,614,500	154,460	7,276,101
Foreign Exchange Gain On Cancellation Of License Rights	-	1,035,200	-	1,035,200
Gain On Termination Of Option	-	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	-	1,216,580
Legal Settlement	-	-	-	(200,000)
Write Down Of Note Receivable And Interest (Note 13)	-	(382,936)	-	(382,936)
Write Down Of Property, Plant And Equipment (Note 3)	-	(6,833,188)	-	(6,833,188)

Net Loss for the Period Before Non-Controlling Interest	(8,087,148)	(9,422,576)	(10,530,573)	(53,664,386)
Non-Controlling Interest	18,748	(1,458,078)	-	(1,814,403)

Net Loss For The Period	(8,068,400)	(10,880,654)	(10,530,573)	$(55,478,789)
Preferred Share Dividends	-	-	(124,933)

Net Loss Available To Common Shareholders	$(8,068,400)	$(10,880,654)	$(10,655,506)

Loss Per Share, Basic and diluted	$(0.07)	$(0.10)	$(0.10)

Weighted Average Common Shares Outstanding	115,969,586	104,722,372	103,470,774

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12, 1990
				(INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 14)

Cash Flows From Operating Activities
Net loss for the period	$(8,068,400)	$(10,880,654)	$(10,530,573)	$(55,478,789)

Adjustments To Reconcile Loss To Net Cash Used In Operating Activities
Unrealized exchange adjustment on notes receivable	-	87,412	334,059	273,569
Accrued interest on notes receivable	-	(41,895)	(77,952)	(461,341)
Accrued interest on promissory notes payable (Note 8)	19,990	2,000	-	21,990
Accrued interest on other long term financing agreement (Note 7)	-	107,339	-	107,339
Amortization of discount on redeemable preferred shares (Note 9)	91,725	194,098	194,098	674,129
Accrued Interest on redeemable preferred shares	299,310	-	-	299,310
Gain on cancellation of license rights	-	(3,614,500)	(154,460)	(7,275,501)
Realized exchange gain on cancellation of license rights	-	(1,035,200)	-	(1,035,200)
Gain on issue of treasury shares by subsidiary company	-	-	-	(1,216,580)
Shares issued for loan guarantee and commitment fees	-	318,317	-	1,792,315
Non-controlling interest portion of income (loss) in subsidiary	(18,748)	1,458,078	-	1,814,403
Loss on renegotiation of asset under capital lease	3,563	-	-	3,563
Write down of deferred project development costs	-	-	4,638,737	4,638,737
Write down of note receivable	-	382,936	-	382,936
Write down of property, land and equipment	-	6,833,188	-	6,833,188
Stock based compensation	3,345,900	578,564	-	3,924,464
Depreciation and amortization	818,818	1,252,022	1,589,514	7,673,173
(Increase) Decrease in assets
Receivables	86,559	(97,918)	830	(103,220)
Prepaid expenses	13,105	237,178	(93,324)	(178,754)
Increase (Decrease) in liabilities
Accounts payable and accrued liabilities	275,265	75,527	213,674	1,000,216
Accrued interest payable	16,700	(80,954)	61,454	240,541
Deposit	500,000	-	-	500,000
Net Cash Used In Operating Activities	(2,616,213)	(4,224,462)	(3,823,943)	(35,569,510)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12
				1990, (INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 14)
Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(444,133)	(437,616)	(1,811,580)	(30,497,426)
Acquisition of intangible assets	(169,432)	(135,672)	(214,534)	(3,152,068)
Project development costs	-	-	-	(4,638,737)
Notes receivable	-	-	-	(1,385,419)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	(146,418)
Net Cash Used In Investing Activities	(613,565)	(573,288)	(2,026,114)	(40,126,842)

Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	1,012,500	70,000	-	48,938,413
Issuance of preferred shares	-	-	-	6,256,703
Redemption of preferred shares	(679,450)	-	-	(679,450)
Dividends paid	-	-	(193,324)	(1,560,392)
Contributed surplus	-	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	-	(1,417,448)	(2,339,642)
Cash deposits received related to joint venture option agreements	-	-	1,979,024	15,741,733
Increase in restricted cash	-	-	275,463	-
Increase in amount due to related parties	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	(1,848,483)
Increase in loans payable	1,467,468	-	-	2,148,468
Repayment in loans payable	-	(209,326)	(149,635)	(597,500)
Increase in long term debt	147,587	4,500,000	-	10,167,358
Repayment of long term debt	(153,410)	(486,866)	(403,767)	(4,021,211)
Proceeds from mortgages payable	-	-	-	3,105,160
Repayment of mortgages payable	-	-	(1,868,000)	(3,105,160)
Increase in promissory notes payable	625,000	50,000	-	675,000
Net Cash Provided By (Used In) Financing Activities	2,419,695	3,923,808	(1,777,687)	76,776,299


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Stated in Canadian Dollars)

				PERIOD FROM
				SEPTEMBER 12
				1990, (INCEPTION) TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2005	2004	2003	2005
		(Restated Note 14)

Net Increase (Decrease) In Cash and Cash Equivalents	$(810,083)	$(873,942)	$(7,627,744)	$1,079,947

Cash and Cash Equivalents, Beginning Of Period	1,890,030	2,763,972	10,391,716	-

Cash and Cash Equivalents, End Of Period	$1,079,947	$1,890,030	$2,763,972	$1,079,947

Supplemental Disclosure Of Cash Flow Information
Stock based compensation (Note 9)	$3,345,900	$578,564	$-	$3,924,464
Interest paid	$464,226	$25,302	$313,771	$3,428,007
Taxes paid	$-	$-	$-	$-

Supplemental Disclosure Of Non-Cash Financing And Investing Activities

During the year ended December 31, 2003, the Company issued 1,741,058 common shares on the conversion of 2,261,114 Series 3 Class B preferred shares.

During the year ended December 31, 2004, the Company issued $318,317 of common shares in exchange for a loan guarantee (Note 9(ii)).

The accompanying notes are an integral part of these consolidated financial statements


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

						NON-CONTROLLING	DEFICIT
	COMMON STOCK		PREFERRED STOCK			INTEREST	ACCUMULATED
	NUMBER		NUMBER			DEFICIT	DURING THE
	OF		OF		CONTRIBUTED	RELATING TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	STAGE	TOTAL
						(Restated Note 14)	(Restated Note 14)
Balance, December 31, 2002	102,531,371	$53,546,611	2,261,114	$2,040,003	$305,000	$(21,882)	$(27,741,395)	$28,128,337

Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)

Balance, December 31, 2003	104,272,429	55,586,614	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383

Issuance of common stock	250,000	70,000	-	-	-	-	-	70,000
Issuance of common stock in exchange for a loan guarantee (Note 9)	2,652,636	318,317	-	-	-	-	-	318,317
Stock based compensation (Note 9)	-	-	-	-	578,564	-	-	578,564
Non-controlling interest	-	-	-	-	-	1,439,330	-	1,439,330
Net loss	-	-	-	-	-	-	(10,880,654)	(10,880,654)

Balance, December 31, 2004 (Restated - Note 14)	107,175,065	55,974,931	-	-	883,564	-	(49,277,555)	7,580,940

Issuance of common stock (Note 9(iii))	15,000,000	1,012,500	-	-	-	-	-	1,012,500
Stock based compensation (Note 9(iii))	-	-	-	-	3,345,900	-	-	3,345,900
Net loss	-	-	-	-	-	-	(8,068,400)	(8,068,400)

Balance, December 31, 2005	122,175,065	$56,987,431	-	$-	$4,229,464	$-	$(57,345,955)	$3,870,940

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, differ in certain respects from generally accepted accounting principles in the United States ("US GAAP") as explained in Note 13. Details of significant accounting policies are as follows:

a) Ability to Continue as a Going Concern

International Hi-Tech Industries Inc. (the "Company"), a development stage company, is in the business of developing and commercializing a building construction process that uses completely pre-manufactured customized panels, including floor panels, wall panels and roof panels.

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has an accumulated deficit as at December 31, 2005 of $57,345,955 which includes a net loss for 2005 of $8,068,400. The continuation of the Company is dependent upon the continuing financial support of creditors and shareholders, refinancing debts payable, obtaining additional long-term debt or equity financing, as well as achieving and maintaining a profitable level of operations. The Company plans to raise additional equity and debt capital as necessary to finance the operating and capital requirements of the Company. Amounts raised will be used to provide financing for the development and commercialization of the Company's business and for other working capital purposes. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Above conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might arise from this uncertainty.

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


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

b) Basis of Consolidation (Continued)

During the years ended December 31, 2003 and 2002, the Company paid dividends to non-controlling shareholders of subsidiaries. Dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., less the non-controlling shareholders share of income of IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $1,439,330 at December 31, 2003. These amounts were recorded as a reduction to shareholders' equity in 2003 as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary. The amount was fully recovered in 2004 and as at December 31, 2004, the Company recorded a non-controlling interest of $18,748 on its consolidated balance sheet.

c) Cash and Cash Equivalents

The Company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with maturities at point of purchase of three months or less. The Company places their cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

d) Deferred Project Development Costs

The Company defers architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program. These costs are to be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs. No deferred project development costs were capitalized during 2005 and 2004.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Computer equipment	30%
Office furniture and equipment	20%
Other machinery and equipment	20%
Paving	8%


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Property, Plant and Equipment (Continued)

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost. Buildings have not been amortized as commercial production has not yet commenced at December 31, 2005.

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

g) Stock Based Compensation

The Company's stock-based compensation plan is described in Note 9(iv).

The Company has adopted the recommendations of CICA Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments" ("HB 3870") to account for stock based transactions with officers, directors, and outside consultants. Accordingly the fair value of stock options is charged to operations as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant; the fair value of options which vest in future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital. The fair value of stock options is assessed using the Black-Scholes Option Pricing Model. The Company adopted the amended recommendation of HB 3870 effective January 1, 2004 on a retroactive basis without restatement. The effect of this change in accounting policy had no effect on the consolidated financial statements.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

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

i) Joint Ventures

At the present time, the Company does not have any active joint venture ownership interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

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

Foreign Currency Transactions

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expenses at the rate in effect during the applicable accounting period.

The resulting foreign exchange gains and losses are included in the Consolidated Statements of Operations in the current period.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 20,200,000 (2004 - 5,200,000; 2003 - 34,500,000) common shares on the exercise of stock options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

m) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, deposit, accrued interest payable, loans payable, long term debt, promissory note payable and redeemable preferred shares,. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable preferred shares was calculated using a discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

n) Redeemable Preferred Shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become fully redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares were originally recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense. During the year ended December 31, 2005, $679,450 (2004 and 2003 - $Nil) of the Class B preferred shares were redeemed. (Note 9)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

o) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and the recording of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included property, plant and equipment, real estate, intangible assets and future income taxes.

p) Property Held for Sale

Property held for sale is recorded at the lower of cost and net realizable value, and is classified as a current asset.

q) Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

2. PROPERTY HELD FOR SALE

Property held for sale consists of four parcels of land no longer needed for corporate purposes. The property is currently listed on the market and is expected to sell within the next fiscal year.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

PROPERTY, PLANT AND EQUIPMENT

	2005
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$2,800,007	$-	$2,800,007
Paving	53,533	11,760	41,773
Automotive	152,703	139,174	13,529
Office furniture and equipment	318,568	277,881	40,687
Computer equipment	185,612	147,450	38,162
Other machinery and equipment	5,952,111	4,059,082	1,893,029
Building	18,390,286	6,290,000	12,100,286

	$27,852,820	$10,925,347	$16,927,473

	2004
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$3,432,134	$-	$3,432,134
Paving	52,616	7,211	45,405
Automotive	152,703	133,376	19,327
Office furniture and equipment	318,568	264,572	53,996
Computer equipment	179,678	132,366	47,312
Other machinery and equipment	5,980,204	3,582,313	2,397,891
Building construction in progress	17,992,208	6,290,000	11,702,208

	$28,108,111	$10,409,838	$17,698,273

Other machinery and equipment includes assets acquired under capital lease with an original cost of $842,109 (2004 - $842,109). Accumulated amortization provided on this other machinery and equipment totalled $653,263 (2004 - $614,871).

In 2004, as a result of the litigation discussed in Note 12(b), the Company had been unable to complete its Hopcott Road production facility to the point where commercial operations could be pursued. As a result of delays in this regard and other factors, management determined that an impairment in the Company's building and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down in 2004 (2005 and 2003 - $Nil).


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

4. INTANGIBLE ASSETS

	2005
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,952,068	$1,118,215	$1,833,853
License rights	200,000	190,000	10,000

	$3,152,068	$1,308,215	$1,843,853

	2004
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,782,636	$831,480	$1,951,156
License rights	200,000	170,000	30,000

	$2,982,636	$1,001,480	$1,981,156

5. DEPOSIT

During the year ended December 31, 2005, the Company received $500,000 which represents the initial license fee payment made to induce the Company to enter into an interim agreement and to negotiate the formal business arrangements of the interim agreement to allow the Company to enter into a business venture with Hi-Tech Canada Development Inc., a company with a director in common, that would involve the use of certain technology licensed to the Company. As at December 31, 2005, the interim agreement had not been finalized and there are no specific terms of repayment.

6. LOANS PAYABLE

	2005	2004
Unsecured and repayable on demand to a company controlled by the family of a Director with interest at 20% per annum. Interest charged during 2005 were $52,558 (2004 - $Nil, 2003 - $72,000)
	$1,463,468	$-
Unsecured and repayable on demand at various interest rates	87,500	83,500

	$1,550,968	$83,500


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

7. LONG TERM DEBT

	2005	2004

Obligations Under Capital Lease

Various Lease Obligations
Weighted average interest at 8.5% (2004 - 17.64%), maturing in November 2008, combined monthly lease payments of principal and interest of $1,332.	$45,432	$21,678

Other Long Term Obligations

Mortgage Payable
Interest at 7% per annum, maturing September 1, 2007, monthly payments of principal and interest of $34,619. The mortgage is collateralized by the Hopcott Road real estate and an officer guarantee (Note 9(ii)).	4,363,430	4,473,617

Other Mortgages
Weighted average interest at 7.75% (2004 - 7.67%), maturing between April 2006 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by real estate.	954,606	997,829

Other long term financing agreements
Weighted average interest at 12.00% (2004 - 11.71%), collateralized by equipment, matured in 2004 with combined monthly payments of principal and interest of $51,326. A portion of these amounts are presently under dispute, see Note 12(b) for further details.	1,074,644	950,811
	6,392,680	6,422,257
	6,438,112	6,443,935
Less: Current portion	1,551,539	1,400,950

	$4,886,573	$5,042,985


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

7. LONG TERM DEBT (Continued)

The principal payments required on obligations under capital lease and long term debt is approximately as follows:

		OTHER
	CAPITAL	LONG TERM
	LEASES	OBLIGATIONS	TOTAL

2006	$12,637	$1,538,902	$1,551,539
2007	$13,738	$4,294,824	$4,308,562
2008	$19,057	$558,954	$578,011
	$45,432	$6,392,680	$6,438,112

8. PROMISSORY NOTES PAYABLE

	2005	2004

Promissory note payable, is unsecured, payable on or before August 27, 2006, accrues interest at 12% per annum, and is due to company controlled by a Director.	$50,000	$50,000

Promissory note payable, is unsecured, payable on or before February 22, 2007, and accrues interest at prime per annum. At December 31, 2005 the prime rate was 5.00%	50,000	-

Promissory notes payable, are unsecured, payable on or before March 17, 2007 to December 28, 2007, and accrue interest at 4% per annum.	475,000	-

Promissory note payable, is unsecured, payable on or before July 11, 2007, and accrues interest at 5% per annum.	100,000	-
	675,000	50,000
Total accrued interest	21,990	2,000
	696,990	52,000
Less: Current portion	58,240	-

	$638,750	$52,000


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

9. SHARE CAPITAL

i) Escrow Shares

As at December 31, 2005, included in the Company's issued and outstanding shares, 8,673,984 (2004 - 13,010,976) were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the Company and an associate of the president. On January 18, 2000, upon approval by the TSX Venture Exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

ii) Shares Issued in Exchange for a Loan Guarantee

On November 12, 2004 the Company issued 2,652,636 common shares to a company controlled by the Company's Chief Operating Officer in exchange for his guarantee on a first mortgage (Note 7). As these common shares were issued for consideration other than cash, the shares were recorded at the quoted market value of the Company's common shares on the agreement date and recorded as a 2004 expense.

iii) Shares Issued for Cash

During the year ended December 31, 2005, the Company completed a private placement with companies or individuals controlled by or related to the President in the amount of $1,012,500 for 15,000,000 units. Each unit consists of one common share and one share purchase warrant, with each warrant exercisable to purchase one common share of the Company at a price of $0.10 per share until May 31, 2007. For accounting purposes, the shares were recorded at their fair value of $4,358,400 (average of $0.29 per unit) based on the quoted market price of the Company's common share on the date of issuance. The $3,345,900 difference between the trading price and the cash proceeds is included in stock based compensation.

Iv) Stock Options

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


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

iv) Stock Options (Continued)

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

As at December 31, 2005 and 2004, the Company had outstanding options for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

5,200,000	$0.20	October 6, 2008

A summary of the changes in stock options for the years presented is as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, January 1, 2003	2,600,000	$0.88
Expired	(2,600,000)	(0.88)

Outstanding and exercisable, December 31, 2003	-	-
Granted	5,200,000	0.20

Outstanding and exercisable, December 31, 2004 and December 31, 2005	5,200,000	$0.20

The fair value of each option granted in 2004 was estimated on the grant date using the Black-Scholes option pricing model assuming no dividends were paid, a volatility of the Company's share price of 105%, an annual risk-free interest rate of 3.27% and an expected life equal to the life of the options. The fair value of the 2004 options granted was $0.11 per share.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

iv) Stock Options (Continued)

In connection with the vesting of the stock options, the Company included in consulting fees for the year ended December 31, 2004 stock option compensation in the amount of $578,564 (2005 and 2003 - $Nil).

v) Share Purchase Warrants

As at December 31, 2005, the Company had outstanding share purchase warrants for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

15,000,000	$0.10	May 31, 2007

A summary of the changes in share purchase warrants for the periods presented is as follows:

	SHARE PURCHASE WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, January 1, 2003	38,176,557	$0.55
Expired	(3,676,557)	(1.19)

Outstanding and exercisable, December 31, 2003	34,500,000	(0.48)
Exercised	(250,000)	(0.28)
Expired	(34,250,000)	(0.48)

Outstanding and exercisable, December 31, 2004	-	-
Issued	15,000,000	0.10

Outstanding and exercisable, December 31, 2005	15,000,000	$0.10


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

9. SHARE CAPITAL (Continued)

vi) Class B Preferred Shares of the Subsidiary

The Company's 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become fully redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.

	Redemption		Carrying
	Value	Discount	Value

Balance, January 1, 2003	$1,100,000	$(905,792)	$194,208
Amortization of discount	-	194,098	194,098

Balance, December 31, 2003	1,100,000	(711,694)	388,306
Amortization of discount	-	194,098	194,098

Balance, December 31, 2004	1,100,000	(517,596)	582,404
Redemption of preferred shares	(679,450)	-	(679,450)
Unamortized discount charged to interest expense as a result of the redemption of preferred shares prior to maturity	-	299,310	299,310
Amortization of discount	-	91,725	91,725

Balance, December 31, 2005	$420,550	$(126,561)	$293,989


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

10. INCOME TAXES

The Company is not current in the filing of its tax returns; but has potential non-capital losses for income tax purposes of $22,869,176 which may be available to reduce taxable income in future years. The benefit of these losses as a future income tax benefit has been reduced by a valuation allowance. If unused, these potential losses expire as follows:

2006	$2,416,548
2007	3,655,560
2008	1,397,203
2009	2,332,504
2010	5,089,136
2014	4,362,011
2015	3,616,214

$22,869,176

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying the Canadian statutory rate of approximately 34.12% (2004 - 35.62%; 2003 - 35.62%) to earnings as follows:

	2005	2004	2003
		(Restated)
Income tax (recovery) provision at statutory rates	$(2,759,335)	$(3,356,322)	$(3,750,990)
Effect of reduction in statutory rate	196,289	-	733,426
Non-deductible items	1,281,011	301,189	84,815
Foreign earnings subject to different tax rates	171,750	(850,773)	415,281
Increase in valuation allowance	1,110,285	3,905,906	2,517,468

	$-	$-	$-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $3,041,539 (2004 - $951,850, 2003 - $666,248), representing the tax effect of losses which expired in the year.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

10. INCOME TAXES (Continued)

The components of future tax assets are as follows:

	2005	2004

Property, plant and equipment	$3,727,728	$4,661,207
Non-capital losses	7,802,963	8,800,738
	11,530,691	13,461,945
Less: Valuation allowance	(11,530,691)	(13,461,945)

Future income tax asset	$-	$-

11. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the financial statements are set out below.

During the year ended December 31, 2005, the Company paid the following:

a) $72,000 (2004 - $72,000; 2003 - $72,000) for management fees to a company controlled by the family of an officer.

b) $78,000 (2004 - $58,500; 2003 - $78,000) for rent to a company controlled by a relative of an officer.

c) $126,072 (2004 - $72,597; 2003 - $78,322) for directors and officers fees.

d) $198,370 (2004 - $103,315; 2003 - $88,528) for consulting services to a company controlled by the family of an officer.

e) $66,721 (2004 - $53,225; 2003 - $nil) for consulting services to a company controlled by a director.

f) $103,016 (2004 - $216,232; 2003 - $154,046) for professional services to a law firm in which an officer is a partner.

g) $50,000 (2004 - $50,000) is included in promissory notes payable from a company controlled by an officer (note 8).

h) $5,575,435 (2004 - $5,575,435) is included in deposits received related to joint venture option agreements from companies controlled by the family of an officer and companies with a director in common.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

11. RELATED PARTY TRANSACTIONS (Continued)

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

12. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company with companies controlled by a Director's family and, for which the Company has received payments totalling US$1,900,000 in cash and cash equivalents, provided that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partners have the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment, as at December 31, 2005, $3,906,017 (2004 - $3,256,005). The Company has delivered a general security agreement to its joint venture partners to collateralize the Company's obligations.

b) On March 26, 2002 the Company commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Company for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

12. Contingencies (continued)

seeking dismissal of said counterclaim with costs (see Note 7). The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position that Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes. The outcome of these matters is not presently determinable.

c) The Company is also a party to various other legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of operations of the Company.

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


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

13. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The Company did not grant any stock options to employees in 2005, 2004 and 2003, consequently, there is no adjustment to the pro-forma loss in each of the years then ended and pro-forma loss per share for 2005, 2004 and 2003 which would have resulted from stock option compensation for options granted to employees.

SFAS No. 123 requires the Company to record compensation to non-employees using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the years ended December 31, 2005, 2004 and 2003, no compensation expense was incurred under SFAS No. 123 that was not recognized under Canadian GAAP. However, stock options granted prior to 2002 would have created additional US GAAP compensation expense of $2,801,329 under SFAS No. 123 for the cumulative period from inception (September 12, 1990) to December 31, 2005.

iii) On May 15, 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 affects an entity's classification of various instruments, among them, mandatory redeemable instruments. In 2003, the Company adopted SFAS 150 and accordingly continues to classify the Class B Preferred Shares of Canadian Hi-Tech as a liability. In 2002, as a result of the amendment in escrow shares, the Class B Preferred Shares were reclassified as a liability under both Canadian and US GAAP, as described in Note 9. Under US GAAP, the liability was measured initially at its present value on the date of reclassification, using the rate implicit at inception of the subscription agreement. Adjustments to the present value of the liability on each balance sheet date were accreted to interest expense using the effective interest rate method over the life of the Class B preferred stock to the earliest redemption date, being the date of release of the escrow shares (Note 9).


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

13. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

As a result of an error in the interpretation of the terms of redemption which was noted in 2005, under US GAAP, the adjustment to liability upon reclassification from equity to liability in 2002 and the accretion of expense for each of the year since then have been restated, respectively, for the difference in fair value of the preferred shares at the time of reclassification in 2002 and the improper accretion of interest expense over the period through to August 21, 2007 rather than the earliest redemption dates for each tranch of the redeemable preferred shares based on the release of the escrow shares. For the year ended December 31, 2005, accretion expense of $190,603 (2004 - $214,753 (restated); 2003 - $178,398 (restated)) was recorded in the Statement of Operations under US GAAP. The difference of $200,432 (2004 - $(20,655); 2003 - $15,700) between accretion expense recorded under Canadian and US GAAP is due to the fact that the straight-line method was used under Canadian GAAP and the effective interest rate method is required under US GAAP. During the year ended December 31, 2005, 6,794 of the preferred shares were redeemed. The cumulative interest expense recognized under US GAAP as at December 31, 2005 was $733,011 (2004 - $542,408 (restated))

The following table gives effect to the restatement adjustments on the Company's Consolidated Balance Sheet and Statement of Operations as at December 31, 2004 and for the years ended December 31, 2004 and 2003:

As at and for the year ended December 31, 2004
	As previously reported	Adjustment per Note (iii) above	Adjustment per Note (14)	As restated

Redeemable preferred shares	$174,339	$504,873	$-	$679,212
Shareholders equity	$6,817,497	$(504,873)	$1,171,508	$7,484,132
Adjustment to the accretion to interest expense for the present value of the preferred shares	$114,106	$(134,761)	$-	$(20,655)
Loss according to US GAAP	$(11,370,008)	$(134,761)	$603,460	$(10,901,309)
Loss per share, basic and diluted - US GAAP	$(0.11)	$-	$0.01	$(0.10)

For the year ended December 31, 2003
Adjustment to the accretion to interest expense for the present value of the preferred shares	$150,809	$(135,109)	$-	$15,700
Loss according to US GAAP	$(5,741,027)	$(135,109)	$-	$(5,876,136)
Loss per share, basic and diluted - US GAAP	$(0.06)	$-	$-	$(0.06)


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

13. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iv) Under Canadian GAAP, no value was assigned to the warrants granted in connection with the private placement of 15,000,000 units issued during they year,(Note 9 iii)) Under US GAAP, in accordance with APB 25, as the exercise price of the Company's warrants was lower the market price of the underlying stock on the date of grant, a compensation expense was recognized:

Warrants
2005
Number of Warrants	15,000,000
Market price on date of grant	$0.29
Exercise price	$0.10
Intrinsic value of warrants	$ 2,850,000

The value of the warrants was charged to the Statement of Operations as a compensation expense.

Supplemental disclosure of pro forma loss and loss per share as required by SFAS 123 is as follows:

2005
$

Loss for the year as stated, US GAAP	$(10,717,968)
Add: Stock based compensation recognized on warrants issued to insiders	2,850,000
Less stock-based compensation	(3,489,000)
Pro forma loss, US GAAP	$(11,356,968)

Basic and diluted loss per share as stated	$(0.09)
Proforma basic and diluted loss per share	$(0.10)

The fair value of the warrants was calculated using the Black Scholes Option Pricing model based on the following assumptions: risk free interest rate - 2.91%; dividend yield - 0%; expected volatility - 125%; expected life - 2 years.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

13. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

v) Under US GAAP, Legal Settlement, Write Down of Note Receivable and Interest and Write Down of Property, Plant and Equipment should be included in Loss from Operations.

vi) The Company is currently in the development stage and presents its financial statements in accordance with Statement of Financial Accounting Standard ("SFAS") No. 7, "Accounting and Reporting by Development Stage Enterprises".

vii) As discussed in the summary of significant accounting policies, the Company intends to account for its interests in joint ventures using the proportionate consolidation method for Canadian GAAP reporting. Under US GAAP, interests in joint ventures will be accounted for using the equity method.

A reconciliation from Canadian GAAP to US GAAP is as follows:

Consolidated Statement of Operations and Deficit

				From
				INCEPTION
				SEPTEMBER 12
				1990 TO
				DECEMBER 31
	2005	2004	2003	2005
		(Restated Notes (iii) and 14)	(Restated Note (iii)	(Cumulative)
Loss for the year as shown on the financial statements	$(8,068,400)	$(10,880,654)	$(10,530,573)	$(55,478,789)
Write-down of deferred project development costs (i)	-	-	4,638,737	-
Stock option compensation (ii)	-	-	-	(2,801,329)
Warrant valuation (iii)	(2,850,000)	-	-	(2,850,000)
Adjustment to the accretion to interest expense for the present value of preferred shares	200,432	(20,655)	15,700	240,428
Loss according to generally accepted accounting principles in the US	$(10,717,968)	$(10,901,309)	$(5,876,136)	$(60,889,690)
Loss per share, basic and diluted - US GAAP	$(0.09)	$(0.10)	$(0.06)

Weighted average common shares outstanding - US GAAP	115,969,586	104,722,372	103,470,774


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

13. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Balance Sheet

	2005	2004
		(Restated Note (iii))

Redeemable preferred shares, per Canadian GAAP	$293,989	$582,404
Change as a result of (iii) above
Adjustment upon reclassification of preferred shares
from equity to liability	136,804	136,804
Difference in method of accretion of interest expense	(240,428)	(39,996)

Redeemable preferred shares, per US GAAP	$190,365	$679,212

Consolidated Statement of Shareholders' Equity

	2005	2004
		(Restated Notes (iii) and 14)

Balance, per Canadian GAAP	$3,870,940	$7,580,940
Change as a result of (iii) above
Adjustment upon reclassification of preferred shares
from equity to liability	(136,804)	(136,804)
Difference in method of accretion of interest expense	240,428	39,996

Balance, per US GAAP	$3,974,564,	$7,484,132

The consolidated assets and cash flows are the same under generally accepted cash flows in Canada and the United States.

Recent Accounting Pronouncements

a) The FASB issued FASB Interpretation No. ("FIN") 47 - "Accounting for Conditional Asset Retirement Obligations" in March 2005. FIN 47 clarifies that an entity must record a liability for a conditional asset retirement obligation if the fair value of the obligation can be reasonably estimated. This interpretation also clarifies the circumstances under which an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. This guidance did not have a material impact on the Company's financial statements.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

13. U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Recent Accounting Pronouncements (Continued)

b) In November 2005, the FASB issued Staff Position No. FAS 115-1 - "The Meeting of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). FSP 115-1 provides accounting guidance for identifying and recognizing other-than-temporary impairments of debt and equity securities, as well as cost method investments in addition to disclosure requirements. FSP 115-1 is effective for reporting periods beginning after December 15, 2005, and earlier application is permitted. The Company has determined that the adoption of FSP 115-1 does not have an impact on its result of operations or financial position.

c) In December 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123 (revised 2004)"), "Share-Based Payment". This Statement requires that the cost resulting from all share-based transactions be recorded in the financial statements. The Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement in accounting for share-based payment transactions with employees. The Statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based payment transactions. The Statement replaces FASB Statement No. 123 "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees". The provisions of this Statement which will be adopted on a modified prospective basis will be effective for the Company beginning with its fiscal year ending 2006. The Company has not yet determined the effect of future implementation of the adoption of SFAS 123 (revised 2004) on its results of operations or financial position.

d) Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

14. RESTATEMENT OF PRIOR PERIOD CONSOLIDATED FINANCIAL STATEMENTS

The December 31, 2004 financial statements have been restated to reflect the reversal of the deposit related to the receivable which was written off in 2004.

The prior period adjustments resulted in the following changes to the Company's comparative consolidated balance sheet and consolidated statement of operations as at, and for the year ended, December 31, 2004:

Consolidated Balance Sheet

2004
Deposits received related to Joint Venture Option Agreements, as previously reported	$7,431,032
Reversal of deposit related to note receivable previously written off	(1,190,256)

Deposits received related to Joint Venture Option Agreements, as restated	$6,240,776

Non-controlling Interest Deficit Relating to Dividends, as previously reported	$(568,048)
Adjustment of non-controlling interest related to the reversal of deposits	586,796

Non-controlling Interest, as restated	$18,748

Deficit Accumulated During the Development Stage, as previously reported	$(49,881,015)
Reversal of deposit related to note receivable previously written off	1,190,256
Adjustment of non-controlling interest related to the reversal of deposits	(586,796)

Deficit Accumulated During the Development Stage, as previously reported	$(49,277,555)

Shareholders' equity, as previously reported	$6,409,432
Reversal of deposit related to note receivable previously written off	1,190,256
Adjustment of non-controlling interest related to the reversal of deposits	(586,796)
Reclassify Non-controlling Interest Deficit Relating to Dividend to liability	568,048

Shareholders' Equity, as restated	$7,580,940


INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

(Stated in Canadian Dollars)

14. RESTATEMENT OF PRIOR PERIOD CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Statement of Operations

		SEPTEMBER 12
	For the year ended	1990 (INCEPTION) TO
	December 31	DECEMBER 31
	2004	2004
Write down of note receivable and interest, as previously reported	$(1,573,192)	$(1,573,192)
Reversal of deposit related to note receivable previously written off	1,190,256	1,190,256
Write down of note receivable and interest, as restated	$(382,936)	$(382,936)

Non-controlling interest as previously stated	$(871,282)	$(1,246,355)
Adjustment of non-controlling interest related to the reversal of the deposit	(586,796)	(586,796)
Non-controlling interest, as restated	$(1,458,078)	$(1,833,151)

Net loss for the year, as previously stated	$(11,484,114)	$(48,013,849)
Reversal of deposit related to note receivable previously written off	1,190,256	1,190,256
Adjustment to non-controlling interest	(586,796)	(586,796)

Net loss for the period, as restated	$(10,880,654)	$(47,410,389)

For the year ended
December 31
2004

Loss per share, basic and diluted, as previously stated	$(0.11)
Loss per share, basic and diluted, as restated	$(0.10)