Form 20-F/A
period 2005-12-31
INTERNATIONAL HI TECH INDUSTRIES INC
filed 2006-07-21
CIK 921887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Share Capital (Note 9)
Authorized:
An unlimited number of common shares without par value

An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:
Series 1 - 50,000,000 shares;
Series 2 - 5,000,000 shares; and
Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
122,175,065 at December 31, 2005 (of which 8,673,984 shares were held in escrow) and 107,175,065 at December 31, 2004 (of which 13,010,976 shares were held in escrow)	$56,987,431	$55,974,931

Contributed Surplus	4,229,464	883,564
Deficit Accumulated During The Development Stage	(57,345,955)	(49,277,555)
	3,870,940	7,580,940

	$20,832,532	$21,951,095

Approved by the Board of Directors:

/s/ Owen A. Anderson	/s/ Thomas Po
Director	Director

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