Form 20-F/A
period 2005-12-31
INTERNATIONAL HI TECH INDUSTRIES INC
filed 2006-07-21
CIK 921887

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

/s/ BDO Dunwoody LLP

BDO Dunwoody LLP

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

BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,

March 24, 2006.

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